UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 03, 2014

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No <u>X</u>**

Enclosure: **ANGLOGOLD ASHANTI ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013**

ANNUAL FINANCIAL STATEMENTS

2013



GUIDE TO REPORTING

AngloGold Ashanti Limited (AngloGold Ashanti) publishes a suite of reports to record its overall performance annually. The Annual Financial Statements 2013 addresses our statutory reporting requirements.

The full suite of 2013 reports for AngloGold Ashanti Limited comprises:

- Annual Integrated Report 2013, the primary report;
- Annual Financial Statements 2013;
- Annual Sustainability Report 2013; and
- Mineral Resource and Ore Reserve Report 2013.

Other reports available for the financial year are the operational and project profiles and country fact sheets. The full suite of 2013 reports have been furnished to the United States Securities and Exchange Commission (SEC) on Form 6-K. These reports are all available on our annual report portal at www.aga-reports.com.

FOR NOTING:

The following key parameters should be noted in respect of our reports:

- Production is expressed on an attributable basis unless otherwise indicated;
- Unless otherwise stated, $ or dollar refers to US dollars throughout this suite of reports;
- Group and company are used interchangeably, except for in the group and company annual financial statements;
- Statement of financial position and balance sheet are used interchangeably; and
- The company implemented an Enterprise Resource Planning System (ERP), i.e. SAP at all its operations, except for the Continental Africa region. ERP and SAP are used interchangeably.

VISION, MISSION AND VALUES

OUR **VISION**
TO BE THE LEADING MINING COMPANY

OUR **MISSION**

  

To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold, but we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.

OUR **VALUES**

Safety is our first value.

We place people first and correspondingly put the highest priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment…to care.

We treat each other with dignity and respect.

We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others, and we deal ethically with all of our business and social partners.

We value diversity.

We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving benefit from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.

We are accountable for our actions and undertake to deliver on our commitments.

We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behaviour, our ethics and our actions. We aim to deliver high performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.

The communities and societies in which we operate will be better off for AngloGold Ashanti having been there.

We uphold and promote fundamental human rights where we do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in which we operate. We aim to leave host communities with a sustainable future.

We respect the environment.

We are committed to continually improving our processes in order to prevent pollution, minimise waste, increase our carbon efficiency and make efficient use of natural resources. We will develop innovative solutions to mitigate environmental and climate risks.

CONTENTS

GOVERNANCE

FINANCIAL STATEMENTS

OTHER

Forward–looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals and requirements, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to the prospectus supplement to AngloGold Ashanti's prospectus, dated 17 July 2012, that was filed with the United States SEC on 26 July 2013 and to our annual reports on Form 20F and any prospectus supplement filed with the United States SEC subsequent to the date of this report. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of these Annual Financial Statements or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors & media" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

AUDIT AND CORPORATE GOVERNANCE COMMITTEE – CHAIRMAN'S LETTER

The Audit and Corporate Governance Committee (the Audit Committee), an independent statutory committee, appointed by the shareholders at the May 2013 Annual General Meeting, takes pleasure in presenting its report for the financial year ended 31 December 2013. The Audit Committee has decision-making authority with regards to its statutory duties and is accountable in these regards to both the board and the shareholders. On all other board delegated responsibilities the Audit Committee makes recommendations for board approval.

It is the Audit Committee's principal regulatory duty to oversee the integrity of the group's internal control environment and to ensure that financial statements are appropriate and comply with International Financial Reporting Standards (IFRS) and fairly present the financial position of the group and company and the results of their operations. The Audit Committee provides regular reports to the board, which assumes ultimate responsibility for the functions performed by the Audit Committee, relating to the safeguarding of assets, accounting systems and practices and internal control processes.

This report is presented in accordance with the company's Memorandum of Incorporation (MOI), the requirements of the Companies Act, No. 71 of 2008, as amended, (the Companies Act), the recommendations contained in the third King Report on Governance for South Africa (King III), as well as its formally approved charter that is in line with the JSE Listings Requirements.

Management has established and maintains internal controls and procedures, which are reviewed by the board on a regular basis. These are designed to manage, rather than eliminate, the risk of business failures and to provide reasonable assurance against such failures.

COMPOSITION

The appointed Audit Committee comprises four independent Non-Executive Directors. Collectively, the members possess the skills and knowledge to oversee and assess the strategies and processes developed and implemented by management to manage the business in the continually evolving mining environment in which AngloGold Ashanti operates, to align operations with corporate governance best practice and to comply with legislation, regulations and requirements in the jurisdictions in which AngloGold Ashanti operates.

The statutory duties and general activities of the Audit Committee are set out in its board-approved terms of reference which is reviewed and updated annually. The Audit Committee's mandate includes:
- monitoring the integrity of the group's integrated reporting and annual financial statements and all factors and risks that may impact on reporting;
- annually nominating the external auditors for appointment by the shareholders;
- determining the external auditors' remuneration;
- pre-approving all non-audit services in line with a formal policy on non-audit services;
- assessing the internal and external auditors' independence;

- monitoring and reviewing the effectiveness of the group's internal and external audit function;
- annually reviewing the expertise, appropriateness and experience of the finance function and Chief Financial Officer;
- ensuring a combined assurance model is applied to provide a co-ordinated approach to all assurance activities;
- reviewing developments in governance and best practice;
- ensuring that there is an ethics policy in place which is aligned to the strategy of the company; and
- evaluating the effectiveness of the committee.

The Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Group General Counsel and Company Secretary, Senior Vice President: Group Internal Audit, the external auditors, regional heads of finance, as well as other assurance providers attend relevant committee meetings in an ex officio capacity and provide responses to questions raised by committee members during meetings. The Audit Committee meets separately with management, internal audit and external audit at every scheduled quarterly meeting.

During 2013, the Audit Committee formally met ten times and attendance at these meetings is set out in the table below:

	14 February	4 March[1]	19 March[1]	23 April[1]	8 May	25 June[1]	1 August	11 September[1]	31 October	4 December[1]
Prof LW Nkuhlu[2][3]	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
FB Arisman[3][4]	✔	✔	✔	✔	✘					
R Gasant[3]	✔	✘	✔	✔	✔	✔	✔	✔	✔	✔
NP January-Bardill	✔	✔	✔	✘	✔	✔	✔	✔	✔	✔
MJ Kirkwood		§	§	✔	✔	✔	✔	✔	✔	✔

✔ *In attendance*   § *Attended as an invitee*   ✘ *Apologies*
[1] *Special meeting*
[2] *Chairman of the Audit Committee*
[3] *Members of the Risk and Information Integrity Committee*
[4] *Retired from the Board of Directors on 13 May 2013*

The Audit Committee assessed its effectiveness through the completion of a self-assessment process, results were discussed, actions taken and processes put in place to address areas identified for improvement.

OVERSIGHT OF RISK MANAGEMENT

Notwithstanding the fact that the board has a fully constituted Risk and Information Integrity Committee (Risk Committee) to assist with the discharge of its duties regarding the integrated risk management process, the Audit Committee has a vested interest in risk management as a result of its responsibilities in terms of integrated reporting and combined assurance. To achieve greater integration between the Audit Committee and the Risk Committee, the majority of the Audit Committee members, including the Chairman, are also members of the Risk Committee.

INTERNAL AUDIT

Group Internal Audit is a key independent assurance and consulting business partner within AngloGold Ashanti under the leadership of the Senior Vice President: Group Internal Audit who has direct access to the chairmen of both the Audit Committee and the board. The Audit Committee has assessed the performance of the Senior Vice President: Group Internal Audit in terms of the annually reviewed and approved internal audit charter and is satisfied that the internal audit function is independent and appropriately resourced, and that the Senior Vice President: Group Internal Audit has fulfilled the obligations of the position by performing the following functions:

- evaluating ethical leadership and corporate citizenship within AngloGold Ashanti;
- assessing the governance of risk within AngloGold Ashanti;
- reviewing the governance of Information Technology;
- assessing compliance with laws, rules, codes and standards;
- evaluating the effectiveness of internal controls over financial reporting and internal controls in general;
- reporting findings to management and the Audit Committee and monitoring the remediation of all significant deficiencies reported; and
- implementing a Combined Assurance Framework for the Group.

Group Internal Audit is subject to an independent quality assessment review as required by the Institute of Internal Auditors' Standards for the Professional Practice of Internal Audit every 5 years, the last of which was concluded during 2012. The independent assessment conducted by PwC yielded a favourable result, which included a benchmark conducted against international peers.

The Audit Committee is of the opinion, having considered the written assurance statement provided by Group Internal Audit, that the group's system of internal financial controls is effective and provides reasonable assurance that the financial records may be relied upon for the preparation of the annual financial statements.

2013 IN OVERVIEW

During the financial year ended 31 December 2013, the Audit Committee carried out its duties as required by section 94(2) of the Companies Act, King III, and the committee's terms of reference in accordance with its annual plan adopted to manage the discharge of its responsibilities.

Set out below are some highlights from 2013:

Focus area	Actions
Financial statements	
Accounting policies and reporting standards	Received updates on new accounting standards impacting AngloGold Ashanti - thereby enabling committee members to probe deeper into the implications of certain complex financial reporting standards on AngloGold Ashanti's financial statements.
	Reviewed accounting policies for appropriateness.
	The Audit Committee also monitored the project changing the accounting standard utilised in preparing the annual Form 20F in the United States from US GAAP to IFRS.

Focus area	Actions
Integrated reporting	Reviewed the integrated report including the group's annual financial statements and resource and reserve report. The Audit Committee reviewed the disclosure of sustainability issues in the integrated report and is satisfied that these do not conflict with the financial results.
Quarterly and annual IFRS reports	Reviewed and recommended the quarterly and annual IFRS financial statements to the board for approval and subsequent submission to the JSE, SEC and other stock exchanges as applicable, after: • ensuring that complex accounting areas comply with IFRS; • carefully evaluating significant accounting judgements, including but not limited to environmental rehabilitation provisions, taxation provisions and the valuation of the portfolio of assets (assessment for impairments) and estimates; • discussing the accounting treatment of significant and unusual transactions with management and the external auditors; • reviewing, assessing and approving adjusted and unadjusted audit differences reported by the external auditors; and • considering the documented assessment of the company's going concern status prepared by management which included the key assumptions for reasonability.
Internal controls	
Risk-based internal audit	Considered the internal control heat-map for AngloGold Ashanti as presented by Group Internal Audit. Reviewed and approved the risk-aligned internal audit plan tabled on a quarterly basis and the detailed combined assurance plan. Monitored the implementation of significant audit recommendations through a formal tracking process administered by Group Internal Audit.
External auditors	Recommended the appointment of Ernst and Young Inc. as the external auditors for 2013, approved the external audit plan and fees for 2013, and assessed the independence of the external auditors as required in terms of section 94(8) of the Companies Act, which included consideration of compliance with criteria relating to independence or conflicts of interest as prescribed by the Independent Regulatory Board of Auditors. Approved the appointment of the external auditors to provide independent limited assurance on certain sustainability indicators as included in the Sustainability Report. Pre-approved all non-audit services provided by the external auditors of the group in terms of the policy on non-audit services.

Focus area	Actions
Combined assurance	Monitored the implementation of the AngloGold Ashanti combined assurance plan. The scope of the technical bottom-up combined assurance plan were reduced during 2013, but the Audit Committee is comfortable with other assurance provided by management on technical aspects.
Implementation of Systems, Applications and Products in Data Processing (SAP)	Monitored the impact of the implementation of SAP on the internal control environment. The Audit Committee considered all the reports provided by the internal and external auditors on internal control deficiencies identified related to SAP and based on its evaluation concluded that none of these deficiencies in isolation or in aggregate, are material to the integrity and reliability of the annual financial statements. The Audit Committee, together with the Risk Committee, will continue to review progress on the remediation of control deficiencies not yet fully remediated and will also receive feedback on the benefits realised through this implementation.
Group wide restructuring	Monitored the impact of the group wide restructuring on the internal control environment of AngloGold Ashanti.
Internal control assessment	Considered the results presented by internal and external assurance providers through the evolving combined assurance framework in order to conclude on the internal control, risk management and internal financial control environments within AngloGold Ashanti.
Corporate governance	
King III	Monitored the progress and ensured implementation of the requirements of King III. A register detailing compliance with the principles of King III in 2013 can be found on our website www.anglogoldashanti.com.
Risk governance	Fulfilled an oversight role regarding financial reporting risks, internal financial controls, fraud risk and information technology risks as these relate to financial reporting.
Compliance	Monitored the development and refinement of a global compliance management framework. The framework allows for a systematic approach for regions to identify and monitor compliance to major laws, regulations, standards and codes.
Subsidiary audit committees	Monitored the proceedings of relevant statutory subsidiary audit committees during each of its meetings.

FINANCE FUNCTION AND CHIEF FINANCIAL OFFICER

The Audit Committee received feedback on an internal assessment conducted on the skills, expertise and resourcing of the finance function and was satisfied with the overall adequacy and appropriateness of the function. The Audit Committee further reviewed the expertise and experience of the previous and current Chief Financial Officers, Srinivasan Venkatakrishnan and Richard Duffy and was satisfied with the appropriateness thereof.

WHISTLE-BLOWING

The Audit Committee received quarterly updates on AngloGold Ashanti's whistle-blowing process. Reports received and investigated did not reveal any malpractice relating to the accounting practices, internal financial controls, internal audit function and the content of the company's financial statements.

LOOKING FORWARD

AngloGold Ashanti has seen the successful and timely implementation of a single SAP instance in all its operations, excluding the Continental Africa Region during 2013. The implementation of SAP had a definitive impact on the internal control and internal financial control environment of the group. Control deficiencies were identified, none of which, in isolation or in aggregate, are material to the integrity and reliability of the annual financial statements. The Audit Committee, together with the Risk Committee, will continue to review progress on the remediation of control deficiencies reported and will also receive feedback on the benefits realised through this implementation.

The Audit Committee will continue to closely monitor the impact of the staff reductions on the internal control environment during 2014.

STATEMENT ON INTERNAL CONTROL

Based on the results of the formal documented review of the company's system of internal controls and risk management, including the design, implementation and effectiveness of the internal financial controls conducted by Group Internal Audit and other identified assurance providers in terms of the evolving combined assurance model and considering information and explanations given by management and discussions with both the internal and external auditors on the results of their audits, assessed by the Audit Committee, nothing has come to the attention of the board that caused it to believe that the company's system of internal controls and risk management is not effective and that the internal financial controls do not form a sound basis for the preparation of reliable financial statements.

The opinion of the board is supported by the Audit Committee.

ANNUAL FINANCIAL STATEMENTS

The Audit Committee has evaluated the consolidated and separate annual financial statements for the year ended 31 December 2013 and concluded that they comply, in all material aspects, with the requirements of the Companies Act, International Financial Reporting Standards, and JSE Listing Requirements. The Audit Committee therefore recommended the approval of the annual financial statements to the board.

CONCLUSION

The Audit Committee is satisfied that it has considered and discharged its responsibilities in accordance with its mandate and terms of reference during the year under review.

Prof Wiseman Nkuhlu
Chairman: Audit and Corporate Governance Committee
18 March 2014

SOCIAL, ETHICS AND TRANSFORMATION COMMITTEE - CHAIRMAN'S LETTER

The Social, Ethics and Transformation Committee (SE&T) is constituted as a statutory committee of AngloGold Ashanti in compliance with Sections 72(4) and Regulation 43 of the Companies Act. It was established on 30 April 2012 and comprised five members as at 31 December 2013, the majority of whom are independent Non-Executive Directors.

The SE&T has terms of reference that set out its roles and responsibilities which comply with the Companies Act and the guidelines of King III and are approved by the board of directors. The terms of reference are available on the company's website.

The SE&T has an executive sponsor nominated by the Chief Executive Officer in the person of the executive vice president responsible for the group's sustainability function. The executive sponsor assists in the general running of the committee.

PURPOSE AND MANDATE OF THE COMMITTEE

The purpose of the SE&T is to assist the board in discharging its responsibilities relating to (i) the functions of a Social and Ethics Committee as contemplated by the Companies Act; (ii) Safety, Health and the Environment; (iii) Transformation and Localisation; (iv) Ethical Conduct of the Company and its officers; and (v) recommending to the board support for the promotion of democracy in the jurisdictions in which the company operates.

Key areas of the committee's responsibilities which are monitoring in nature, include the following:
- Sustainable development;
- Social and economic development;
- Corporate citizenship;
- Human rights;
- Safety, health and environment;
- Transformation, empowerment and localisation;
- Labour relations and employment;
- Compliance with the Code of Ethics and Business Principles;
- Stakeholder relations; and
- Regulatory, statutory and legislative compliance.

ACTIVITIES IN 2013

In 2013, the committee became fully operational, and pursuant to its duties and responsibilities as outlined above, the SE&T monitored the following activities of the company:
- The company's programmes on safety, health and the environment through regular reports from the Safety, Health and Environment committee;
- The group's progress in complying with transformation targets set by the Mining Charter and the Department of Mineral Resources in South Africa;
- Transformation activities at the group's other operations, especially in relation to developing local talent and skills;

- Activities relating to stakeholder management;
- Community improvement programmes and spend in that regard, as well as ensuring that such spend is guided by criteria that seek to promote achievement of the company's business objectives;
- Systems and programmes in place to enable the group to comply with relevant laws and regulations; and
- Labour relations environment and advised on developing strategies to improve the landscape of labour relations.

In addition, the committee performed the following activities:
- Reviewed and approved, jointly with the SHE committee, the Sustainability Report 2012;
- In order to strengthen the company's compliance with anti-corruption and anti-bribery legislation, a revised risk-based compliance framework was presented to the committee and implemented; and
- The Committee's mandate was revised to include that of the Party Political Donations Committee.

The committee's mandate was revised in November 2013 to include oversight on activities to support democracy in the company's operational jurisdictions.

PERFORMANCE EVALUATION

The committee carried out a performance self-evaluation for 2013, the results of which showed that the committee had made significant progress in fulfilling its mandate. A few areas which were highlighted for improvement will be focused on during 2014.

MEETING ATTENDANCE BY MEMBERS OF THE COMMITTEE DURING 2013

Name of director	15 February	19 March	9 May	2 August	1 November
NP January-Bardill[1]	✔	✔	✔	✔	✔
M Cutifani[2]	✔	✘			
WA Nairn[3]	✔	✔	✔		
Prof LW Nkuhlu	✔	✔	✔	✔	✔
MJ Kirkwood	✔	✔	✔	✔	✔
SM Pityana	✔	✘	✔	✔	✔
RJ Ruston	✔	✔	✔	✔	✔

✔ *In attendance*   ✘ *Apologies*
[1] *Chairman of the Social, Ethics and Transformation Committee*
[2] *Resigned with effect from 1 April 2013*
[3] *Retired on 13 May 2013*

The Social, Ethics and Transformation Committee is satisfied that, in 2013, it fulfilled its mandate in accordance with its terms of reference.

Ms Nozipho Patricia January-Bardill

Chairman: Social, Ethics and Transformation Committee

18 March 2014

CORPORATE GOVERNANCE

In exercising its governance oversight, the board of AngloGold Ashanti is cognisant that sound governance practices are key to earning and sustaining the trust and confidence of the company's stakeholders, which are critical to the achievement of the company's business objectives as well as creating and sustaining shareholder value. Thus, best practices in corporate governance continued to be the guiding principle of how the company operates.

AngloGold Ashanti subscribes to the principles of the King Code on Corporate Governance (King III) given the company's primary listing on the JSE and as reported at the end of 2012, the company had applied all the principles of King III. However, on 17 February 2014, the board elected Mr SM Pityana, a non-independent Non-Executive Director to replace Mr TT Mboweni, an independent Non-Executive Director, who stood down as the Chairman of the board. The board appointed Prof LW Nkuhlu as lead independent director in line with the recommendation of King III that such an appointment be considered where the board chairman is not independent. The board and management recognise that application of King III requires continuous updating and monitoring of governance structures, procedures and processes. Therefore, during 2013, the company continued to refine its governance processes and procedures as required by King III, through maintaining a compliance register. The register is available on the company's website, www.anglogoldashanti.com, and is regularly updated. The company's application of the principles contained in chapter 2, which link up to other chapters of the King III, is set out below. In addition some of the activities undertaken during 2013 to further strengthen our governance processes are included in the highlights of the activities of the board and committees from page 24.

CORPORATE GOVERNANCE – KING III COMPLIANCE

Analysis of the application as at March 2014 by AngloGold Ashanti of Chapter 2 of the King Code of Governance for South Africa, 2009 (King III).

Area		Requirement	Status	Comments
2. Boards and directors				
Role and function of the board	2.1	The board should act as the focal point for and custodian of corporate governance	Applied	The board has a documented charter in place that deals with the roles, responsibilities and accountabilities of the board. Meetings are conducted on a regular basis, at least quarterly, following a formal agenda. The board is supported by nine committees that have been delegated responsibility to deal with specific matters in more detail and provide feedback to the full board. These committees include the Audit and Corporate Governance (Audit Committee); Social, Ethics and Transformation; Remuneration and Human Resources; Risk and Information Integrity (R&II) and the Executive Committee. To ensure that the board executes all its responsibilities, a full annual plan has been developed that is assessed at the end of each meeting to ensure full coverage of standard agenda items.

Area		Requirement	Status	Comments
	2.2	The board should appreciate that strategy, risk, performance and sustainability are inseparable	Applied	The board is cognisant that its business strategies are not achievable without effectively managing its risk environment in a sustainable manner. It is for this reason that the board has established the risk management and sustainability frameworks.
	2.3	The board should provide effective leadership based on an ethical foundation	Applied	The board has approved a strategy for AngloGold Ashanti designed to ensure that the vision and mission of the company is achieved over the long term to ensure a sustainable business. The execution of the strategy takes place within the confines of a set of clearly articulated values and business principles. These values and principles are further refined and explained in more detail in the company's Code of Ethics and Business Principles (Our Code). Our Code was fully endorsed by the Board of Directors and the Executive Committee.
	2.4	The board should ensure that the company is and is seen to be a responsible corporate citizen	Applied	The vision and mission of the group is clearly articulated and supported by six values that aim to ensure that the company is a responsible corporate citizen. AngloGold Ashanti is committed to ensuring it contributes to improving the lives of the communities in which it operates and formally reports on. The company provides essential information on its global community improvement initiatives in the Annual Sustainability Report that is available on the company's website.
	2.5	The board should ensure that the company's ethics are managed effectively	Applied	To provide direction and clarity on "grey" areas, various policies have been developed for, among other matters, conflicts of interest, gifts and hospitality, anti-bribery and anti-corruption. These policies were reviewed and approved by the Executive Committee and are communicated to all employees. Our Code and other training, in various forms, including e-learning, has been and is being rolled out corporation wide. Training completion statistics are published to the Executive Committee and the relevant board committee. AngloGold Ashanti has implemented a combined assurance process to provide the board with the necessary assurance that there is alignment between the strategy of the group risk management and the implementation and execution of controls to manage the identified risks effectively. Ethical and compliance risk is being factored into the risk and combined assurance processes.
	2.6	The board should ensure that the company has an effective and independent audit committee	Applied	The Audit Committee consists only of independent Non-Executive Directors who meet quarterly and hold special meetings when required. It is considered one of the most effective committees as evidenced by the annual performance evaluations. Three of the four Audit Committee members are financially literate. The Chairman, Prof Nkuhlu, who is the board designated financial expert, is well respected within the financial community, both locally and internationally, and serves on various accounting standard setting panels.

Area		Requirement	Status	Comments
	2.7	The board should be responsible for the governance of risk	Applied	The board is assisted by the R&II in discharging its responsibilities with respect to risk management. On a quarterly basis, the board, through the R&II, discusses the top risks (both imminent and longer term), facing the company as well as control strategies to manage them. The company has a comprehensive risk register which is continuously updated. Refer to Principle 4 on the website register for a detailed explanation on the governance of risk.
	2.8	The board should be responsible for information technology (IT) governance	Applied	The R&II also assists the board in discharging its responsibilities relating to the effective and efficient management of IT resources and the integrity of information. In order to achieve the strategic objectives of AngloGold Ashanti, governance of IT is discussed and reviewed at each R&II meeting with formal feedback provided by its chairman to the board. An IT charter has been established and the board has approved the Control Objectives for IT (COBIT) Governance Framework to be applied by AngloGold Ashanti.
	2.9	The board should ensure that the company complies with applicable laws and considers adherence to non-binding rules, codes and standards	Applied	AngloGold Ashanti's Compliance Statement states that AngloGold Ashanti will comply not only to the letter, but with the spirit of all legislation in all the countries in which we operate. To give effect to this statement, the Vice President: Group Compliance is working with management, and group legal counsel under the direction of the Audit Committee, on a global regulatory framework to facilitate the monitoring of compliance to applicable laws and adherence to non-binding rules, codes and standards. This framework is being completed and AngloGold Ashanti will continue to monitor compliance in 2014 and beyond through, among other things, country-specific heat maps evidencing regulatory compliance and certifications of compliance from operations.
	2.10	The board should ensure that there is an effective risk-based internal audit	Applied	AngloGold Ashanti has an independent and objective Group Internal Audit department (GIA), the stature of which meets the standards set by the Institute of Internal Auditors for the Professional Practice of Internal Auditing and Code of Ethics. GIA activities are set out in the Internal Audit Charter and are reviewed and approved by the Audit Committee on an annual basis. The charter deals with the reporting lines of the Head of GIA, access to unrestricted information and resources of the company, as well as roles and responsibilities of the GIA. The Audit Committee exercises oversight responsibilities over the GIA and the head of GIA has unrestricted access to the chairman of the committee and other committee members when necessary. The Audit Committee ensures that GIA has the required resources at all times to execute its mandate.

Area	Requirement	Status	Comments
2.11	The board should appreciate that stakeholders' perceptions affect the company's reputation	Applied	The board is cognisant that AngloGold Ashanti's vision to become the leading mining company cannot be realised without the contribution of all stakeholders, including shareholders, employees, communities and governments. The board, CEO and other members of the Executive Committee continuously engage with stakeholders to explain the company's activities.
2.12	The board should ensure the integrity of the company's integrated report	Applied	The Annual Integrated Report is reviewed by the Audit Committee and recommended for approval by the board.
2.13	The board should report on the effectiveness of the company's system of internal controls	Applied	The board (through the Audit Committee) assesses annually the adequacy of the company's internal control system. A rigorous assessment of controls covering key governance areas including ethics, risk management, information technology, legal and regulatory compliance is conducted, led by GIA through combined assurance. Management provides an assessment of the effectiveness of internal controls including internal controls over financial reporting for review by the Audit Committee and a recommendation is made to the board for consideration and inclusion in the Annual Financial Statements.
2.14	The board and its directors should act in the best interests of the company	Applied	The board is aware of its fiduciary duties requiring it to act collectively, and individually, in the best interests of the company. The board comprises an appropriate mix of skills, enabling it to interrogate all aspects of the company's operations and provide the required leadership.
2.15	The board should consider business rescue proceedings or other turnaround mechanisms as soon as the company is financially distressed as defined in the Companies Act	Not applicable	The solvency and liquidity of the company are frequently monitored as well as bank balances, the debt maturity profile and other appropriate financial and cost metrics. The Audit Committee is presented with a half yearly going-concern analysis.
2.16	The board should elect a chairman of the board who is an independent Non-Executive Director. The CEO of the company should not also fulfil the role of chairman of the board.	Explained	The roles of the CEO and chairman are separate. During February 2014 the board elected a non-executive chairman who is not independent in terms of the guidance provided to assess independence. The board has however, in accordance with the recommendations of King III, appointed a Lead Independent Director to support the newly elected chairman and to provide the required independence. The chairman's role and responsibilities are clearly set out in a role description which was approved by the board.
2.17	The board should appoint the CEO and establish a framework for the delegation of authority	Applied	Appointment of the CEO is one of the duties that the board has reserved for its sole authority. The board has in place a Delegation of Authority Policy detailing the authority levels of the CEO and senior management are regularly reviewed to ensure it

Area		Requirement	Status	Comments
				remains appropriate to the needs of the company and effectively fulfils its purpose of facilitating decision-making. Without abdicating accountability, the CEO has formally further delegated some of his authority to the executive and senior management team.
Composition of the board	2.18	The board should comprise a balance of power, with a majority of Non-Executive Directors. The majority of Non-Executive Directors should be independent	Applied	As at the end of February 2014, the 9-member unitary board comprised six independent Non-Executive Directors, one Non-Executive Director who is not independent, and two executive directors.
Board appointments process	2.19	Directors should be appointed through a formal process	Applied	The board is authorised by the company's Memorandum of Incorporation to appoint new directors based on the recommendations of the Nominations Committee. The Nominations Committee assists in identifying and assessing suitable candidates for appointment to the board. Newly appointed directors are required to retire at the next annual general meeting following their appointment and stand for election by shareholders. Eligibility for appointment as a director is guided by the Director's Fit and Proper Standards Policy, requirements of the Companies Act, recommendations of King III and best practice. One third of the directors retire annually and if eligible and recommended by the board, make themselves available for re-election by shareholders at the Annual General Meeting.
Director appointment	2.20	The induction of and ongoing training and development of directors should be conducted through formal processes	Applied	Newly appointed directors undergo a comprehensive induction training guided by the Director's Induction Policy. Training includes one-on-one briefings on the company and its operations by the Chairman, Executive Committee members (including the CEO and CFO), the Company Secretary and the chairman of the Audit Committee. Newly appointed directors are also provided with written background information about the company and the duties of directors. Directors receive ad hoc training on their duties and other relevant matters.
Company Secretary	2.21	The board should be assisted by a competent, suitably qualified and experienced Company Secretary	Applied	The board has appointed a suitably qualified Company Secretary, and formally assesses the competence, qualifications and experience of the Company Secretary annually as required by the JSE Listings Requirements. The independence of the Company Secretary in relation to the company and members of the board is also assessed. The outcome of these assessments is included in this report on page 23.
Performance assessment	2.22	The evaluation of the board, its committees and the individual directors should be performed every year	Applied	A performance self-evaluation by the board and its committees is performed annually and the evaluation is facilitated either internally or externally by an independent evaluator; the latter within a three-yearly cycle. The following evaluations are

Area		Requirement	Status	Comments
				conducted: performance of the board and committees; performance of individual Non-Executive Directors; independence of the Non-Executive Directors classified as "independent"; and performance of the Chairman.
Board committees	2.23	The board should delegate certain functions to well-structured committees but without abdicating its own responsibilities	Applied	The board has established the committees noted on page 20. The board charter and the terms of reference of all committees clearly state that the board does not abdicate its responsibilities through this delegation. The board appoints the members of all committees except the members of the Audit Committee who are appointed by the shareholders at the Annual General Meeting. The terms of reference of the committees are approved by the board annually or as necessary after they have been reviewed by the committees.
Group boards	2.24	A governance framework should be agreed between the group and its subsidiary boards	Applied	The activities of the main subsidiary boards are reported to the board. The captive insurance company in the group, AGRe Insurance Company Limited, which is regulated by the Financial Services Board (FSB), has its own audit committee.
Remuneration of directors and senior executives	2.25	Companies should remunerate directors and executives fairly and responsibly	Applied	The board recognises the need to remunerate directors and executives fairly and equitably and in this regard, on an annual basis, the board, through the Remuneration and Human Resources Committee, contracts the services of an independent consultant, to advise it on remuneration trends, both locally and globally. The board considers this advice in setting executive remuneration and in making recommendations to shareholders on Non-Executive Directors' fees.
	2.26	Companies should disclose the remuneration of each individual director and each prescribed officer	Applied	The remuneration of executive and Non-Executive Directors, as well as the remuneration of prescribed officers is disclosed in note 35 to the group annual financial statements.
	2.27	Shareholders should approve the company's remuneration policy	Applied	The company seeks annually, in accordance with market practice, a non-binding vote on its remuneration policy from shareholders at the Annual General Meeting.

The company has also implemented the last major outstanding requirement of the Companies Act, being the adoption of a new Memorandum of Incorporation (MOI) which was approved by shareholders on 27 March 2013. A copy of the MOI is available on the company's website.

CORPORATE GOVERNANCE STRUCTURE

The company is governed by a unitary board of directors, supported by board committees and the Executive Committee. The governance of the company is guided by internal policies and external laws, rules, regulations and best practice guidelines as detailed in the corporate governance structure below, details of which are available on the company's website at www.anglogoldashanti.com/ sustainability, under corporate governance and policies.



BOARD OF DIRECTORS

NON-EXECUTIVE DIRECTORS
SM Pityana (Chairman)
R Gasant
NP January-Bardill
MJ Kirkwood
TT Mboweni
LW Nkuhlu (Lead Independent Director)
RJ Ruston

EXECUTIVE DIRECTORS

S Venkatakrishnan
Chief Executive Officer

RN Duffy
Chief Financial Officer

BOARD COMMITTEES

AUDIT AND CORPORATE GOVERNANCE COMMITTEE
LW Nkuhlu *
MJ Kirkwood
NP January-Bardill
R Gasant

SOCIAL, ETHICS AND TRANSFORMATION COMMITTEE
NP January-Bardill *
MJ Kirkwood
LW Nkuhlu
SM Pityana
RJ Ruston

SAFETY, HEALTH & ENVIRONMENT COMMITTEE
SM Pityana *
NP January-Bardill
LW Nkuhlu
RJ Ruston

INVESTMENT COMMITTEE
R Gasant *
MJ Kirkwood
TT Mboweni
SM Pityana
RJ Ruston
S Venkatakrishnan

REMUNERATION AND HUMAN RESOURCES COMMITTEE
MJ Kirkwood *
TT Mboweni
LW Nkuhlu
SM Pityana
RJ Ruston

NOMINATIONS COMMITTEE
SM Pityana *
NP January-Bardill
MJ Kirkwood
R Gasant
TT Mboweni
LW Nkuhlu
RJ Ruston

RISK AND INFORMATION INTEGRITY COMMITTEE
RJ Ruston *
R Gasant
LW Nkuhlu
SM Pityana
S Venkatakrishnan

EXECUTIVE COMMITTEE
S Venkatakrishnan *
I Boninelli
CE Carter
RN Duffy
GJ Ehm
RW Largent
D Noko
MP O'Hare
ME Sanz
YZ Simelane

ASSURANCE

Internal Audit
Combined Assurance

External Audit

Independent Assurance – Sustainability Report

Reserves and Resources

SOX Compliance

* Committee Chairman

MAJOR EXTERNAL LEGISLATION

JSE Listing Requirements
New York Stock Exchange rules
Companies Act No. 71 of 2008, as amended
Sarbanes Oxley Act, 2002
King Report on Corporate Governance (King III)
Employment Equity Act of South Africa
Anti-Corruption Legislation – UK, SA and USA
Safety and Environmental Laws of Operational Jurisdictions
Labour Laws of Operational Jurisdictions

MAJOR GROUP POLICES/CHARTERS

Memorandum of Incorporation
Board Charter
Director's Induction Policy
Terms of Reference of board committees
Code of Business Principles and Ethics
Delegation of Authority
Insider Trading
Human Rights
Whistle-blowing
Safety
Compliance Policy Statement
Anti-Bribery and Anti-Corruption
Gifts, Hospitality and Sponsorship
Conflicts of Interest
Code of Ethics for senior financial officers
Risk Management Policy Statement
HIV AIDS Policy
Procurement Policy
Social Media Policy

RISK MANAGEMENT

GLOBAL IT STEERING COMMITTEE

Role and composition of the board

The strategic leadership of AngloGold Ashanti is the responsibility of a unitary board, comprising nine directors: six of whom are independent Non-Executive Directors, one Non-Executive Director who is not independent, and two executive directors as at 31 December 2013.

Following the retirement of three members of the board in 2013, the board reviewed its skills set and has determined additional skills required to augment its technical capabilities in 2014.

The duties, responsibilities and powers of the board, delegation of authority and the matters reserved for the board are all set out in the Board's Charter, which is available on the company's website.

The composition of the board is such that diversity of views are contributed to discussions and there is a balance of power, so no individual director or group of directors dominate board processes or decision-making.

Role of the Chairman

In 2013 the board was led by an Independent Chairman, Mr TT Mboweni. On 17 February 2014, Mr Mboweni stepped down as Independent Chairman and Mr SM Pityana was unanimously appointed Non-Executive Chairman by the board. The board appointed Prof LW Nkuhlu as Lead Independent Director to provide the required independence recommended by King III. The roles and responsibilities of the Chairman of the board are documented and approved by the board and are separate from those of the Chief Executive Officer. The Chairman leads the board and is responsible for ensuring its effectiveness in discharging its duties. The Chairman is re-appointed annually in accordance with King III and the results of the annual performance evaluation guide this process.

Lead Independent Director

In line with the recommendations of King III, the board appointed the Chairman of the Audit and Corporate Governance Committee as Lead Independent Director (LID). The principal role of the LID is to act when the board chairman is not present or is unable to perform his duties for other reasons, including a conflict of interests. The LID also serves as liaison between the Non-Executive Directors and the board chairman.

Appointment and rotation of directors

Several factors including the requirements of relevant legislation, best practice recommendations, qualifications and skills of a prospective board member and the requirements of the Director's Fit and Proper Standards of the company, as well as regional demographics are considered in appointing board members. New directors are appointed pursuant to the recommendations of the Nominations Committee, which conducts a rigorous assessment of the credentials of each candidate. Newly appointed directors are required to retire at the next annual general meeting following their appointment and to stand for election by shareholders. Mr RN Duffy, having been appointed with effect from 1 June 2013 will stand for election at the Annual General Meeting to be held on 14 May 2014.

In terms of the company's MOI, one third of the directors are required to retire at each Annual General Meeting. The board has determined that the directors to stand for re-election at the Annual General Meeting to be held on 14 May 2014 are Messrs TT Mboweni, SM Pityana and R Gasant. Mr Mboweni has decided not to make himself available for re-election.

The summary of the background and qualifications of each director are set out under Board and Executive Management from page 32 of this report.

Induction and on-going education

Newly appointed directors undergo an induction programme and are provided with relevant information about the company, governance structures and processes to facilitate their understanding of the company and to undertake their responsibilities and duties effectively. Briefing sessions are also arranged with members of the Executive Committee.

Compensation of directors

Non-Executive Directors receive fees for their services as directors including fees for their membership of committees and an allowance for travelling internationally to attend meetings. These fees and allowances are fixed by shareholders at the Annual General Meeting. Further details of executive and Non-Executive Directors' remuneration and fees are included in group note 35 to the financial statements. At the Annual General Meeting to be held on 14 May 2014, shareholders will be requested to approve amended directors' fees, including a travel allowance.

Independence of directors

Determination of independence of directors is guided by King III, the Companies Act, the requirements of the JSE and the New York Stock Exchange independence test, the company's internal policy on independence, as well as best practice. The independence of all Non-Executive Directors categorised as independent is assessed annually against the set criteria. The board evaluated the independence of the directors described as such for the 2013 financial year taking into consideration information available to the board at the time. All the assessed directors were found to be independent in terms of character and judgement.

King III provides that assessment of the independence and performance of directors who have been serving on the board for more than nine consecutive years should be more rigorous than for those who have been appointed more recently. As at 31 December 2013, none of the company's independent directors had served for that length of time. From a commercial perspective, Mr Pityana is not considered independent following a commercial transaction during 2013 concluded between AngloGold Ashanti and Izingwe Property Managers (Pty) Limited, a related party of Mr Pityana.

Performance evaluations

Evaluation of the performance of the board, committees, individual directors, independence of independent directors, performance and independence of the board chairman and Non-Executive Directors' self-evaluation, are conducted annually facilitated either internally (self-evaluation) or externally by an independent party.

During 2013, the board implemented a number of remedial measures to address certain issues identified in the previous year's evaluations. Improvements resulting from implementation of these action plans included the following:

- Quality of the contents of board and committee meeting documents were enhanced, leading to more productive meetings;
- More timely submission of meeting papers resulting in better preparation for meetings and more productive discussions and decision-making;
- Introduction of electronic systems of delivering board and committee meeting papers assisted in the timely distribution of meeting documents; and
- Improvement of communication flow between management and the Non-Executive Directors between quarterly meetings.

Questionnaires for the 2013 evaluations were completed in December. The results were discussed in February 2014 and action plans were developed to address the following areas:

- Composition of the board and committees to enhance their efficiency and effectiveness;
- Strategy setting and risk management – increase involvement of Non-Executive Directors in strategy development and in determining the group's risk appetite; and
- Greater levels of engagement between management and Non-Executive Directors.

Company Secretary

The Company Secretary, Ria Sanz Perez, is responsible for developing, implementing and maintaining effective processes and procedures to support the board and its committees in the effective discharge of their duties and responsibilities. She advises the board and individual directors on their fiduciary duties and on corporate governance requirements and best practices.

In line with the JSE Listings Requirements, the board evaluated the qualifications, competence and experience of the Company Secretary in December 2013 and was satisfied that Ria is qualified to serve as Company Secretary. The board also confirmed her independence and her arms-length relations with the board noting that she is not a director of the company and has no personal connections with any of the directors. Ria's qualifications and experience can be viewed in the section under Board and Executive Management and on the website.

Role of the Chief Executive Officer

The company's Chief Executive Officer, supported by nine executive officers, is responsible for the execution of the company's strategy and the day-to-day running of the business.

Executive committee

The day-to-day management of the group's affairs is vested in the Executive Committee, chaired by the Chief Executive Officer and comprising 10 members. The committee's work is supported by country and regional management teams as well as group corporate functions.

On 21 May 2013, a major restructuring of the Executive Committee was undertaken to position the team to address the strategy and current imperatives of the company.

Chief Financial Officer

Richard Duffy was appointed as Chief Financial Officer on 1 June 2013 to replace Srinivasan Venkatakrishnan. As required by the JSE Listings Requirements, the Audit and Corporate Governance Committee, at its meeting held on 13 February 2014, considered and expressed its satisfaction at the level of expertise and experience of Messrs Duffy and Venkatakrishnan as current and previous Chief Financial Officers of AngloGold Ashanti during 2013.

The committee concluded that, they, together with other members of the financial management team, had effectively and efficiently managed the group's financial affairs during the period under review as detailed in the Chief Financial Officer's report included in the Annual Integrated Report 2013.

Prescribed Officers

In terms of Section 66(10), and regulation 38 of the Companies Act, AngloGold Ashanti has determined that all members of the Executive Committee are prescribed officers.

The resumés of the prescribed officers are disclosed under Board and Executive Management from page 32 of this report. The remuneration of Prescribed Officers (which includes the three highest paid employees, other than Executive Directors), is reported on an individual basis in group note 35.

BOARD COMMITTEES AND THEIR FUNCTIONS

Key activities of the board and committees during 2013

The activities of the board and committees during 2013 were aimed at building a sustainable business by ensuring its financial viability. Its operations are conducted with due regard to the expectations and or needs of its stakeholders; safety and health of its employees and communities; development of systems to ensure proper access to and dissemination of credible information; and the goal of achieving best practice in corporate governance.

Enhancement activities of committees during 2013 include:
- Each committee had an executive sponsor nominated by the Chief Executive Officer to assist in the general running of the committee. Among other duties executive sponsors ensure that meeting papers are in line with the standard approved format for board and committee submissions and that the contents of the papers are relevant to the strategic mandate of the committees. They also determine management attendees to committee meetings to facilitate fruitful discussions and deliberations. The responsibilities of the executive sponsors are included in the terms of reference of committees;
- The terms of reference of all committees were revised to align them with the contents of the company's new MOI, the Companies Act, the guidelines of King III and best practices in corporate governance; and
- The format and content of committee papers were reviewed to improve alignment with the strategic mandates of the committees.

Below is a summary of the major activities of the board and its committees during 2013:

Board of Directors	The board is charged with the overall governance of AngloGold Ashanti and discharges these responsibilities in accordance with good governance principles and the expectations of the company's stakeholders.
	Highlights of the board's activities during 2013: • Following the resignation of the former Chief Executive Officer with effect from 1 April 2013, ensured stability of executive management by putting in place interim leadership with the appointment of Messrs AM O'Neill and S Venkatakrishnan as joint group Chief Executive Officers. • Appointment of a new Chief Executive Officer in May 2013. • Appointment of a new Chief Financial Officer in June 2013. • Reviewed board committee structures and mandates to improve their effectiveness and efficiency. • Established a Technical Advisory Group, which will become operational in 2014, to advise the board and management on technical operational matters. • Reviewed the skills set of the board resulting in a decision to recruit an additional director with the requisite technical skills in 2014. • Monitored implementation of strategy by the Executive Committee and assessed progress against set objectives. • Evaluated and approved strategy and ensured business plans were aligned with needs of the business and stakeholders' expectations. • Discussed and approved management's budget proposals. • Evaluated performance of the board, individual Non-Executive Directors and committees. • Adopted a new constitutional document (Memorandum of Incorporation) and recommended it to shareholders for approval as required by the Companies Act. • Kept abreast with material legal and regulatory developments in operational jurisdictions. • Reviewed and approved a revised group's Delegation of Authority Policy to improve and facilitate decision-making. • Post year-end, appointed new board Chairman after the former Chairman stood down.
Audit and Corporate Governance Committee (**Audcom**)	The overall role of the Audit and Corporate Governance Committee is to ensure the integrity of financial reporting and the establishment and maintenance of appropriate governance structures and processes.
	Highlights of key activities of the committee during 2013: • Reviewed and assessed the integrity of published financial statements to ensure their preparation was in accordance with relevant accounting standards and other requirements. • Considered and confirmed the independence of the external audit firm and recommended its re-appointment by shareholders. • Considered and approved the audit fees.

- Considered and approved the internal and external audit plans and monitored performance against these plans.
- Ensured that the internal audit department had the required resources to deliver on its mandate.
- Considered internal audit reports and monitored implementation of remedial actions to address any adverse findings.
- Reviewed and pre-approved non-audit services and related fees in accordance with policy on the approval of non-audit services.
- Evaluated and confirmed the competence and professionalism of the Chief Financial Officer in accordance with the JSE Listing Requirements.
- Evaluated the accounting issues that impacted the group and company's financial statements.
- Reviewed major legal cases and disputes that impacted or could impact the company financially.
- Reviewed and recommended the Annual Integrated Report 2012 and Annual Financial Statements 2012 to the board for approval.
- Held closed sessions with external and internal auditors, Group General Counsel and financial management to discuss any issues they may be facing in executing their responsibilities and advised accordingly.

More details of the activities of this committee are available in the Audit and Corporate Governance Committee Chairman's letter on page 5 of this report.

Remuneration and Human Resources Committee (**Rem&HR**)	The role of the Remuneration and Human Resources Committee is to assist the board in discharging its responsibilities relating to executive compensation and Non-Executive Directors' fees and the development of the company's human resources.

Highlights of key activities of the committee during 2013:
- Considered and recommended implementation of a retention scheme for executive management following the resignation of the then Chief Executive Officer.
- Assisted the board in determining the remuneration of the new Chief Executive Officer appointed in May 2013.
- Reviewed and approved corporate goals and objectives relevant to the compensation of the executive management.
- Approved both short- and long-term executive compensation after evaluating executives' performance against set targets and consideration of local and international executive remuneration trends.
- Pro-actively explained the company's remuneration policy to major shareholders. At the Annual General Meeting, 82% of shareholders voted to endorse the policy.
- Reviewed market trends on Non-Executive Directors and made recommendations to the board regarding the board fee proposal to be presented to shareholders for approval.

	• Appointed an external remuneration advisor to assist the committee in better understanding trends in executive and non-executive remuneration, both locally and internationally, enabling the committee to make informed decisions on the subject. • Devised adjusted metrics for the 2014 Bonus Share and Long-Term Incentive Plan to reflect the company's revised priorities and to improve alignment with shareholder interests.
Risk and Information Integrity Committee (**R&II**)	The role of the Risk and Information Integrity Committee is to assist the board in discharging its responsibilities relating to the (i) governance of risk; (ii) effective and efficient management of IT resources; and (iii) the integrity of information.
	Highlights of key activities of the committee during 2013: • Guided management in determining the company's top risks, both short- and long-term, and reviewed implementation of remedial measures. • Adopted a new risk management policy which categorises risks in terms of imminent and longer-term risks. One key risk facing the company was discussed in detail at each quarterly meeting. Remedial measures to address such risks were also deliberated. • Provided oversight of the roll-out of the Enterprise Resource Planning (ERP) programme to operations in South Africa, Australia and Americas regions. Implementation of the ERP has improved the company's information management systems which are now largely automated. • Reviewed the 2013/2014 insurance policies to ensure adequate insurance cover for the company's assets and employees at competitive rates.
Safety, Health and Environment Committee (**SHE**)	The primary mandate of the Safety, Health and Environment Committee is to assist the board in ensuring that AngloGold Ashanti's operations are conducted with the utmost care to prevent negative impact on the safety and health of its employees, the communities in its operational areas, as well as to safeguard the environment.
	Highlights of key activities of the committee during 2013: • Given that "safety is our first value" the focus was on providing direction and support to management in implementing programmes to improve work place safety. Positive results were achieved and improvements in key safety indicators are detailed in the Annual Sustainability Report 2013. • Reviewed and provided direction and support to management on the implementation of programmes to improve the health and well-being of employees and their families. • Considered mining activities that had the potential to negatively impact the environment. • Reviewed the Sustainability Report 2012 with the Social, Ethics and Transformation Committee.

Social, Ethics and Transformation Committee (**SE&T**)	The role of this Social, Ethics and Transformation Committee, which is monitoring in nature, is to assist the board in discharging its statutory responsibilities relating to (i) the functions of a Social and Ethics Committee as contemplated by the Companies Act; (ii) Safety, Health and the Environment; and (iii) ethical conduct of the company and its officers. All of these are aimed at strengthening the company's position as a good corporate citizen.
	Highlights of key activities of the committee during 2013. The Committee monitored the activities of the company in the following areas: • Programmes on safety, health and the environment through regular reports from the SHE Committee. • The group's progress in complying with transformation targets set by the Mining Charter and the Department of Mineral Resources (DMR) in South Africa. • Transformation activities at the group's other operations, especially in relation to developing local talent and skills. • The group's activities relating to stakeholder management. • The group's community improvement programmes and spend in that regard, as well as ensuring that such spend is guided by criteria that seek to promote achievement of the company's business objectives. • The systems and programmes in place to enable the group to comply with relevant laws and regulations. • The group's labour relations environment and advised on developing strategies to improve the landscape of labour relations. • Reviewed and approved, jointly with the SHE committee, the Sustainability Report 2012. • In order to strengthen the company's compliance with anti-corruption and anti-bribery legislation, a revised risk based compliance framework was presented to the committee and implemented. • The committee's mandate was revised to include that of the Party Political Donations Committee.
Investment Committee (**Invcom**)	The main mandate of this Investment Committee is to assess capital projects to ensure that investments, divestments and financing proposals are aligned with AngloGold Ashanti's business objectives.
	Highlights of key activities of the committee during 2013: • Reviewed progress reports on the execution of capital projects to assess progress against board approved plans and project specifications. • Received information on the company's financial position at the start of each meeting to assist the committee in its investment decisions. • Deliberated on the group's asset portfolio with a view to guiding management on its rationalising in accordance with future growth plans.

Nominations Committee (**Nomcom**)	The main mandate of the Nominations Committee is to assist the board, in consultation with the Chairman of the board and Chief Executive Officer, in identifying suitable candidates for appointment to the board and other duties relating to the board's governance structures and processes.
	Highlights of key activities of the committee during 2013: • Reviewed, on behalf of the board, the results of the 2013 performance evaluation of the board, the independence of independent directors, the qualifications and competence of the company secretary and the independence and performance of the Chairman of the board. • Monitored implementation of an action plan to address concerns and suggestions arising from the evaluations. • Discussed results of the evaluation of the independence and performance of the Chairman of the board and co-ordinated his re-appointment for 2013. • Co-ordinated processes and procedures culminating in the appointment of a new Chief Executive Officer following the resignation of the former Chief Executive Officer in March 2013. • Interviewed several candidates for appointment to the board in 2014. • Post year-end, following the retirement of the independent Non-Executive Chairman, oversaw appointment of the new Non-Executive Chairman and Lead Independent Director .

During 2013, of the two ad hoc committees, the Financial Analysis Committee did not meet and the Party Political Donation's Committee was dissolved and its mandate transferred and included with that of the Social, Ethics and Transformation Committee.

Board and committee meeting attendance

The composition of the board and committees at the date of this report and attendance at meetings during 2013 are disclosed in the table below:

Name of director	Board	Audcom	Rem&HR	R&II	SHE	SE&T	Invcom	Nomcom
TT Mboweni	12/12	-	5/5	-	-	-	4/4	5/5
SM Pityana	11/12	-	4/5	4/4	4/5	4/5	4/4	5/5
FB Arisman [1]	3/4	4/5	2/3	1/2	2/3	-	1/2	2/3
M Cutifani [2]	3/3	-	-	1/1	1/2	1/2	1/1	-
RN Duffy [3]	7/7	-	-	-	-	-	-	-
R Gasant [4]	12/12	9/10	-	4/4	-	-	1/1	5/5
NP January-Bardill	11/12	9/10	-	-	5/5	5/5	-	5/5
MJ Kirkwood [5]	11/12	7/7	5/5	-	-	5/5	4/4	5/5
WA Nairn [7]	3/4	-	3/3	2/2	3/3	3/3	2/2	2/3
Prof LW Nkuhlu [8]	12/12	10/10	5/5	4/4	5/5	5/5	1/1	4/5
AM O'Neill [6]	4/5	-	-	-	-	-	-	-
F Ohene-Kena [9]	3/4	-	-	-	1/3	-	-	1/3
RJ Ruston [10]	11/12	-	2/2	4/4	5/5	5/5	4/4	5/5
S Venkatakrishnan	12/12	-	-	4/4	-	-	4/4	-

[1] Mr Arisman retired from the board on 13 May.
[2] Mr Cutifani resigned as CEO and executive director on 31 March 2013.
[3] Mr Duffy was appointed as CFO and executive director on 1 June 2013.
[4] Mr Gasant was appointed a member and chairman of the Invcom with effect from 1 September 2013.
[5] Mr Kirkwood was appointed to the Audcom with effect from 1 April 2013.
[6] Mr O'Neill was appointed as executive director with effect from 20 February 2013 and resigned on 19 July 2013.
[7] Mr Nairn retired from the board on 13 May 2013.
[8] Prof Nkuhlu resigned from the Invcom with effect from 1 April 2013.
[9] Mr Ohene-Kena retired from the board on 13 May 2013.
[10] Mr Ruston was appointed a member of the Rem&HR with effect from 1 July 2013.

POST YEAR END EVENTS

Changes to board of directors

Subsequent to year end, the following changes were made to the board:

- Tito Mboweni stood down as Independent Non-Executive Chairman of the board on 17 February 2014.
- Sipho Pityana was unanimously appointed Non-Executive Chairman of the board with effect from 17 February 2014.
- Prof LW Nkuhlu was appointed as Lead Independent Director in terms of the recommendations of King III with effect from 17 February 2014.

Restructuring of Board Committees

Action plans put in place to address issues emanating from the 2013 annual performance evaluation of the board and committees included plans to improve the effectiveness of board and committee meetings and related governance processes. In this regard, the Nominations Committee reviewed the existing structures of committees on 11 March 2014 and made recommendations for their restructuring and these were accepted by the board. Implementation of the recommendations resulted in the number of standing committees being reduced from seven (7) to five (5) through consolidations of four committees into two, as detailed below. The restructuring also rationalised the number of committee membership of each board member. The overall effect of the restructuring is expected to improve the effectiveness of committees by, among others, (i) removing existing duplication in the mandates of certain committees; (ii) reduce meeting days; and (ii) allow for more effective preparation for meetings by board and management.

In terms of remuneration of board members, the new structure will allow for equity in terms of fees payable to each board member and also ensure that market relativity in terms of pay would remain aligned to agreed benchmarks. The new structure will be implemented from 1 May 2014.

NAME OF 2013 COMMITTEE	NEW 2014 COMMITTEE
Audit and Corporate Governance	Audit and Risk
Risk and Information Integrity	Consolidated with Audit and Risk
Safety, Health and Environment	Social, Ethics and Sustainability
Social, Ethics and Transformation	Consolidated with Social, Ethics and Sustainability
Investment	Investment – unchanged
Remuneration and Human Resources	Remuneration and Human Resources – unchanged
Nominations	Nominations – unchanged

The number of members per committee was also reviewed and reduced to improve committee efficiency and fee costs.

Pursuant to the mandates of the JSE Listing Requirements and King III, it was also determined that a Lead Independent Director, whose primary responsibility shall be to provide leadership and advice to the Board, without detracting from the authority of the Chairman, when the Chairman has a conflict of interest, should be appointed. King III further allows that the role of a Lead Independent Director may be combined with that of a Deputy Chairman, which role the Company's Memorandum of Incorporation also permits. Consequently, AngloGold Ashanti has introduced the role of Deputy Chairman / Lead Independent Director.

BOARD AND EXECUTIVE MANAGEMENT

Board

Executive directors

Mr S Venkatakrishnan (Venkat) (48)
BCom; ACA (ICAI)
Chief Executive Officer (CEO)

Venkat was appointed CEO on 8 May 2013, after holding the position of joint acting CEO since April of that year. He was previously Chief Financial Officer (CFO) at Ashanti Goldfields until its merger with AngloGold in May 2004, creating what is now AngloGold Ashanti. Venkat became CFO of the combined entity shortly after the merger and joined the board on 1 August 2005. He is the Chairman of the Executive Committee and also a member of the Risk and Information Integrity and Investment Committees. In his role as CFO, he oversaw funding for all of AngloGold Ashanti's operating activities, giving him a detailed knowledge of all of our mines and operating jurisdictions. He is a member of the audit committee of the World Gold Council and is a member of the Financial Reporting Investigation Panel, an advisory panel of the JSE. He was the executive responsible for eliminating a 12Moz hedge book, generating significant value for the company, and was the key executive behind rebuilding the balance sheet through a series of successful debt financings that introduced long-term tenor and more favourable funding terms to the company's credit profile. During Venkat's first year as CEO of AngloGold Ashanti, two new mines were commissioned on time and ahead of budget, the company achieved its best ever safety performance and a significant restructuring was undertaken of operating and overhead costs in order to focus the business on delivery of sustainable free cash flow and returns. Venkat has also previously been a Director of Corporate Reorganisation Services at Deloitte & Touche in London.

Mr RN Duffy (50)
BCom; MBA
Chief Financial Officer (CFO)

Richard Duffy was appointed to the board of AngloGold Ashanti on 1 June 2013. He has 27 years of global mining industry experience, initially with Anglo American plc, from 1987 and then AngloGold Ashanti, from its inception in 1998. At AngloGold Ashanti, he has worked across a number of key areas. In November 2000, he was appointed head of business planning and in 2004 assumed responsibility for all new business opportunities globally. In April 2005, this role was expanded to include greenfields exploration. He was appointed to the Executive Committee in August 2005. He was appointed Executive Officer: Business Planning in 2004 during which time he also deputised for the role of CFO. From 2004 to 2008, Richard was Executive Vice President: Business Development, accountable for mergers and acquisition activities as well as greenfields exploration. He was appointed Executive Vice President: Africa in June 2008 and Executive Vice President: Continental Africa in February 2010. He is an invitee to the meetings of the Audit and Corporate Governance and Investment Committees.

Non-Executive Directors

Mr SM Pityana (54)
BA (Hons) (Essex); MSc (London); Dtech (Honoris)(Vaal University of Technology)
Chairman and Non-Executive Director

Sipho Mila Pityana is a director having joined the board of AngloGold Ashanti in February 2007. He is the Chairman of the Safety, Health and Environment and the Nominations Committees, and a member of the following committees: Remuneration and Human Resources; Social, Ethics and Transformation; Risk and Information Integrity; Investment; and Financial Analysis Committees. He was previously the Chairman of the Board's Remuneration and Human Resources Committee.

Mr Pityana has extensive business experience having served in both an executive and non-executive capacity on several JSE listed boards of companies as well as running his own company which he chairs, Izingwe Capital. He is Chairman of the JSE listed Onelogix and of Munich Reinsurance of Africa. He also served on the boards of Bytes Technology Group, AFROX, SPESCOM and the Old Mutual Leadership Group. He previously worked as the Executive Director of Nedcor Investment Bank and Managing Director of Nedbank. He is also a director of a number of manufacturing companies including Scaw Metals and Aberdare Cables.

In addition to his private sector track record, Mr Pityana has extensive public sector experience and international exposure. He was the first Director General of Department of Labour in a democratic South Africa. As the Foreign Affairs Director General he represented South Africa in various international fora including the United Nations, African Union, Commonwealth and the International Labour Organisation. He was one of the founding members of the governing body of the Commission for Conciliation, Mediation and Arbitration (CCMA) and Convenor of the South African government delegation to the National Economic Development and Labour Council (NEDLAC).

Prof LW Nkuhlu (69)
BCom; CA (SA); MBA (New York University)
Lead Independent Director

Wiseman Nkuhlu was first appointed to the board on 4 August 2006 and resigned on 30 April 2009. He was re-appointed to the board on 1 June 2009 and appointed as Lead Independent Director on 17 February 2014. He is the Chairman of the Audit and Corporate Governance Committee and also serves as a member of the Risk and Information Integrity; Safety, Health and Environment; Nominations; Remuneration and Human Resources; Social, Ethics and Transformation; and Financial Analysis Committees. Prof Nkuhlu, a respected South African academic, educationist, professional and business leader, served as Economic Adviser to the former President of South Africa, Mr Thabo Mbeki, and as Chief Executive of the Secretariat of the New Partnership for Africa's Development (NEPAD) from 2000 to 2005. From 1989 to 2000, he served as a director on a number of major South African companies or subsidiaries, including Standard Bank, South African Breweries, Old Mutual, Tongaat Hulett, BMW and JCI. Prof Nkuhlu was President of the South African Institute of Chartered Accountants from 1998 to 2000 and Principal and Vice Chancellor of the University of Transkei from 1987 to 1991. He is currently a member of the Board of the Ethics Institute of South

Africa, Datatec Limited, the Nepad Business Foundation and the Chartered Director Governing body of the Institute of Directors in South Africa. He was elected President of the Geneva-based International Organisation of Employees (IOE) in May 2008 and served for two years. Lastly, he is a trustee of the International Financial Reporting Standards Foundation which provides oversight of the accounting standard setting operations of the International Accounting Standards Board (IASB).

Mr R Gasant (54)
CA (SA)
Independent Non-Executive Director

Rhidwaan Gasant was appointed to the board of AngloGold Ashanti on 12 August 2010 and is Chairman of the Investment Committee and a member of the Audit and Corporate Governance; Risk and Information Integrity; Nominations; and Financial Analysis Committees. He is the former Chief Executive Officer of Energy Africa Limited and sits on the boards of international companies in the MTN Group. He is currently Chief Executive Officer of Rapid African Energy Holdings, a start-up oil and gas exploration company, focused on Africa.

Mrs NP January-Bardill (63)
BA English; Philosophy and Certificate in Education (UBLS, Lesotho); MA Applied Linguistics (Essex UK); Diploma Human Resources Development (Damelin, SA)
Independent Non-Executive Director

Nozipho January-Bardill was appointed to the board of AngloGold Ashanti on 1 October 2011. She is the Chairman of the Social, Ethics and Transformation Committee and is a member of the Audit and Corporate Governance; Safety, Health and Environment; and Nominations Committees. She was an Executive Director, Corporate Affairs and spokesperson of the MTN Group where she also served on the boards of a number of operations in the MTN footprint. She is a former South African Ambassador to Switzerland, Lichtenstein and the Holy See, and former Deputy Director General, Human Capital Management and Head of the Foreign Service Institute in the then Department of Foreign Affairs (now DIRCO). She is currently the founder and Executive Director of Bardill & Associates, a consulting company focusing on strategic communications, high-level government relations and stakeholder management. She serves on the boards of Credit Suisse Securities, Johannesburg, the Health and Welfare SETA which she chairs, and the State Information and Technology Agency. She is also a member of the United Nations Expert Committee on the Elimination of Racial Discrimination; Xenophobia and Related Intolerances for the period 2012-2016; and was recently appointed Interim Chief of Staff of UN Women in New York.

Mr MJ Kirkwood (66)
AB, Stanford University, Economics & Industrial Engineering
Independent Non-Executive Director

Michael Kirkwood joined the board of AngloGold Ashanti on 1 June 2012 and is the Chairman of the Remuneration and Human Resources Committee and is a member of the Audit and Corporate Governance; Investment; Social, Ethics and Transformation; and Nominations Committees. He is a highly experienced and respected former international banker, having worked at Citigroup during his 30 year career with the bank. He is currently Chairman of Circle Holdings PLC, sits on the boards of

UK Financial Investments Ltd and Eros International plc, and is Senior Advisor (former Chairman) of Ondra Partners LLP.

Mr TT Mboweni (54)
BA; MA (Development Economics)
Independent Non-Executive Director

Tito Mboweni was appointed to the board and as Chairman of AngloGold Ashanti on 1 June 2010. He is a member of the Nominations; Investment; Remuneration and Human Resources; and the Financial Analysis Committees. He has a long and outstanding record of public service. As Minister of Labour from 1994 to 1998, Mr Mboweni was the architect of South Africa's post-apartheid labour legislation which today continues to provide the basis for the mutually respectful labour relationships central to AngloGold Ashanti's operational approach in South Africa. He was the eighth Governor of the South African Reserve Bank from 1999 to 2009, and Chancellor of the University of the North from 2002 to 2005. He is also the non-executive Chairman of Nampak Limited, SacOil Holdings Limited, Accelerate Property Fund Limited, a member of the board of Discovery Limited and an international adviser to Goldman Sachs. Mr Mboweni is a founder member of Mboweni Brothers Investment Holdings. He is Chairman of the fund raising committee of the Nelson Mandela Children's Hospital and a member of the Council of Advisors of the Thabo Mbeki Foundation. In December 2012, he was elected as a member of the National Executive Committee of the African National Congress.

Mr RJ Ruston (63)
MBA; Business BE (Mining)
Independent Non-Executive Director

Rodney Ruston was appointed to the board of AngloGold Ashanti on 1 January 2012 and is Chairman of the Risk and Information Integrity Committee. He is a member of the Investment; Safety, Health and Environment; Nominations; Social, Ethics and Transformation; and the Remuneration and Human Resources Committees. Rodney, a mining engineer, has over 35 years of experience in the resources industry. He is currently the Chief Executive Officer of County Coal Limited, an Australian listed company which he joined in July 2012. He was appointed as a Non-Executive Director of Cockatoo Coal Limited which was listed on the Australian Stock Exchange on 6 January 2014. He was previously Chief Executive Officer and President of North American Energy Partners Inc., a large Canadian mining and construction contracting company listed on the NYSE and the TSX.

Executive management

Ms I Boninelli (57)
MA (Psychology); Post Graduate Diploma in Labour Relations
Executive Vice President: People and Organisational Development

Italia Boninelli joined AngloGold Ashanti on 15 October 2010 as Senior Vice President: Human Resources, Strategy and Change Management and was appointed to the Executive Committee on 1 December 2011 where she is responsible for the company's people strategy, transformation and change management initiatives. She is now Executive Vice President: People & Organisational Development, with accountability for the company's System for People, Human Resources, corporate services and organisational redesign. Italia has more than 25 years' experience in human resources, marketing communications, customer relationship management and business transformation, in a variety of industries including mining, manufacturing, healthcare and banking. She is a registered industrial psychologist with the Health Professions Council of South Africa, holds a master's degree in psychology and a postgraduate diploma in labour relations.

Dr CE Carter (51)
BA (Hons); DPhil; EDP
Executive Vice President: Strategy and Business Development

Charles Carter has worked in the mining industry in South Africa and the Americas since 1991, in a range of corporate roles with Anglo American plc, RFC Corporate Finance and AngloGold Ashanti. He is currently accountable for group strategy, corporate finance and business development, investor relations and corporate communications. Prior to this he was responsible for the company's business in Colombia and has also previously had executive accountability for business planning, risk management Project ONE implementation and corporate HR. He retains accountability for AngloGold Ashanti's investor relations and financial public relations activies. Charles is a director of Rand Refinery Limited and a past Chairman of the Denver Gold Group.

Mr GJ Ehm (57)
BSc Hons; MAusIMM; MAICD
Executive Vice President: Planning and Technical

Graham Ehm has, since 1977, gained diverse experience in mine operations and project management, covering the nickel, phosphate, copper, uranium and gold sectors. He was appointed General Manager Sunrise Dam Gold Mine in 2000, Regional Head: Australia in 2006 and Executive Vice President: Australasia in December 2007. He assumed the role of Executive Vice President: Tanzania on 1 June 2009 and during August 2010, resumed the position of Executive Vice President: Australasia. In May 2013, he was appointed Executive Vice President: Planning and Technical, which includes oversight over safety, business planning, asset optimisation, capital investment optimisation and monitoring (including projects, studies, and exploration), Project ONE, risk management and other technical disciplines and related centres of excellence.

Mr MP O'Hare (54)
BSc Engineering (Mining)
Chief Operating Officer: South Africa

Mike O'Hare joined Anglo American plc in 1977, and has held a number of positions at various gold mining operations within the group. His roles have included: General Manager of Kopanang Mine (1998), Great Noligwa Mine (2003), Head of Mining and Mineral Resource Management for Underground African Mines (2006), Vice President: Technical Support for African Mines (2008), Senior Vice President: Operations and Business Planning for South Africa Region (2010), and in 2011, was appointed as Executive Vice President: South Africa Region. Mike has the leadership role as Chief Operating Officer in the South African operations with responsibility for the underground and surface operations and leading three operating regions (West Wits, Vaal River and Surface Operations). He also leads the company's technology project in South Africa.

Mr RW Largent (53)
BSc (Min. Eng.); MBA
Chief Operating Officer: International

Ron Largent has over 30 years of experience in the mining industry in both domestic and international operations as well as project management. He has served on the Board of Directors of the Colorado Mining Association, the Nevada Mining Association and the California Mining Association. He joined the company in 1994 as Manager of Gold Operations for Cripple Creek & Victor (CC&V). He was named Vice President (VP) and General Manager of the Jerritt Canyon Joint Venture in 2000 and VP and General Manager of CC&V in 2002. In January of 2004 he was named VP for the North America Region followed by his appointment to the position of Executive Vice President: Americas in December of 2007. In June 2013, Ron was appointed Chief Operating Officer for the non-South African operations.

Mr D Noko (56)
MBA; Senior Executive Programme; Post Graduate Diploma in Company Direction; Higher National Diploma (Engineering)
Executive Vice President: Sustainability

David Noko joined the group in June 2012 and assumed responsibility for social and sustainable development. David's role includes Executive Vice President: Sustainability, which comprises the disciplines of Health, the Environment, Social and Community Affairs, Corporate Social Investment, Human Rights and Global Security and public affairs. In this role, he sets the company sustainability direction and strategy, positioning sustainability within the company as core to the business, as well as positioning the company externally as a leader within the global sustainability landscape.

As a member of the executive leadership team, David supports the CEO and two Chief Operating Officers in enabling the implementation of the company sustainability strategy, as well as on matters relating to AngloGold Ashanti's involvement in country-based industry institutions and global institutions relating to sustainable development.

Prior to joining AngloGold Ashanti, David served as the Managing Director of CelaCorp (Pty) Ltd and as the Chief Executive Officer and Managing Director of De Beers Consolidated Mines Ltd. He was previously Vice President of the Chamber of Mines South Africa, and is a member of the Institute of Directors. He has held a host of other directorships, including the position of Deputy Chairman of the Board at Harmony Gold Mining Company Ltd. David has strong experience in business leadership and in the sustainable development function in other mining organisations and has developed his skills across a broad platform of technical, environmental and sustainability issues.

Ms ME Sanz Perez (48)

BCom LLB; H Dip Tax; Admitted Attorney

Executive Vice President: Group General Counsel and Company Secretary

Maria (Ria) Sanz Perez joined AngloGold Ashanti in June 2011 having worked in a number of industries and major corporate organisations. She has held legal roles at Investec Bank, Basil Read, Afrox and Sappi. She was also Group Head of Sustainability at Sappi. She was appointed Company Secretary in September 2012. Ria's role is Executive Vice President: Group General Counsel and Company Secretary, with accountability for legal affairs, compliance, company secretarial, corporate cost reduction, and integrated reporting. She is also accountable for the legal and commercial aspects of global procurement.

Ms YZ Simelane (48)

BA LLB; MAP; EMPM

Executive Vice President: Stakeholder Relations and Marketing

Yedwa Simelane joined AngloGold in November 2000 as Managing Secretary to the board and Executive Committee. Prior to joining AngloGold she was in financial services and has experience in the retirement funding industry. She was appointed an executive officer in May 2004 and Vice President: Government Relations in July 2008. In November 2009, she was appointed Senior Vice President: Corporate Affairs responsible for Government Relations, Corporate Communications, Marketing and the Sustainability Report. Yedwa is now Executive Vice President: Stakeholder Relations and Marketing, with accountability for stakeholder and government relations, marketing and sustainability reporting. She will also support the Chairman and CEOs offices in relation to government relations and the company's involvement in multilateral organisations and the World Gold Council.

VALUES AND ETHICS

King III enjoins the board to provide ethical leadership to the company. The Code of Business Principles and Ethics (Our Code) is the defining document on AngloGold Ashanti's values and ethics. The board and management recognise the enduring importance of ethical behaviour by all employees, directors and related parties at all times as the company strives to generate competitive shareholder returns and create value for the benefit of all stakeholders.

Our Code provides a framework and sets requirements for the implementation of key corporate policies and guidelines. Among other areas it addresses fraud, bribery and corruption, conflict of interests, gifts, hospitality and sponsorships, use of company assets, privacy and confidentiality, disclosures and insider trading.

Roll-out of Our Code, which began soon after its launch in November 2010, continued during 2013. Our Code has been translated into four languages and is available on the corporate website www.anglogoldashanti.com and the intranet.

In 2013, the online training platform was re-launched on the oneERP learning management platform, providing access to four courses. An additional course is to be rolled out in 2014. Training is available in four languages and has enabled accelerated training in Our Code and on anti-bribery and anti-corruption.

At the end of December 2012, a DVD for training on Our Code was released and distributed in eight languages to all regions for roll out during 2013 to employees who do not have access to computers.

AngloGold Ashanti holds all employees, directors and officers accountable for complying with Our Code and policies, in addition to applicable laws, regulations, standards and contractual obligations in the countries in which AngloGold Ashanti does business. Failure to live up to Our Code may result in disciplinary action being taken, up to and including dismissal.

Employees, directors and officers who are aware of a situation in which they believe Our Code is being transgressed are urged to communicate their concerns to their line managers, the legal department, human resources or group compliance. No employee, director or officer will be disciplined or otherwise victimised for raising a concern in good faith.

The company has promoted its whistle-blowing communication channels that include hotlines, text messaging, email, and web facilities, which are administered by a third party. Use of these facilities is promoted by means of posters at all locations. Employees, directors, officers and external parties may use the hotlines, anonymously if they wish, to report concerns. All concerns are carefully investigated and, wherever possible, feedback is provided to the person raising the concern upon request.

LEGAL, ETHICAL AND REGULATORY COMPLIANCE

The group's geographical spread makes its legal and regulatory environment diverse and complex. Given the critical importance of compliance in building a sustainable business, Group Compliance plays an essential role in co-ordinating compliance with laws and regulations, standards and contractual obligations and in assisting and advising the board and management on designing and implementing appropriate compliance policies and procedures.

During 2013, Group Compliance activities aimed at enhancing the company's governance. Key among these activities were:

- the hiring of a permanent full-time head of compliance (Vice-President: Group Compliance) based in Johannesburg;
- the continued global roll-out of awareness training on Our Code by means of both online training and "in person" DVD training for those without computer access;
- continued development of a compliance programme aligned with "best practice" principles identified by, among others, bodies responsible for the prosecution of violations of key extra-territorial legislation like the Foreign Corrupt Practices Act, and adaptable on an operational level to enhance the effectiveness of the compliance framework;
- development of a global supplier code of conduct and a revised risk-based third party due-diligence process;

- development of a methodology for continuous improvement in auditing and a review of compliance policies and the addressing new risk, including the development of compliance metrics for use in internal audits;
- the continued roll-out of online anti-bribery and anti-corruption training;
- revised and issued new policies and procedures, including the development of an investigation reporting standard for the company;
- assessment of the automated group gifts, hospitality and sponsorship registers;
- automation of the group's conflicts of interests registers; and
- additional efforts to provide automated access to track and monitor compliance with laws and regulations, including self-certification process and legal register by country.

South African Employment Equity Act 55 of 1998

In compliance with Section 21 of the Employment Equity Act 55 of 1998, the company is obliged to file with the Department of Labour, the employment equity statistics for its South African workforce. A report was filed with the Department of Labour on 13 January 2014, covering the period 1 August 2012 to 31 July 2013. A copy of the report is available on the AngloGold Ashanti website, www.anglogoldashanti.com/sustainability, in the section entitled "Other public reports".

STAKEHOLDER ENGAGEMENT

AngloGold Ashanti's vision to become the leading mining company cannot be realised without the contribution of all stakeholders. The company has therefore adopted an inclusive approach to stakeholder engagement. Its key stakeholders include shareholders, employees, communities and governments. Numerous stakeholder engagement activities took place during 2013 and are detailed under Our Stakeholders in the Annual Sustainability Report 2013.

DIRECTORS' APPROVAL

In accordance with Section 30(3)(c) of the Companies Act, No. 71 of 2008, as amended, the annual financial statements for the year ended 31 December 2013 were approved by the board of directors on 18 March 2014 and are signed on its behalf by:

DIRECTORS

SM Pityana, Chairman

S Venkatakrishnan, Chief Executive Officer

RN Duffy, Chief Financial Officer

LW Nkuhlu (Prof), Chairman, Audit and Corporate Governance Committee

SECRETARY'S CERTIFICATE

In terms of Section 88(2)(e) of the Companies Act, No. 71 of 2008, as amended, I certify that the company has lodged with the Companies and Intellectual Property Commission all such returns and notices as are required of a public company in terms of the Act, and that all such returns and notices are true, correct and up-to-date.

ME Sanz Perez

Company Secretary

Johannesburg

18 March 2014

AFFIRMATION OF FINANCIAL STATEMENTS

In accordance with Section 30(2) and 30(3) of the Companies Act, No. 71 of 2008, as amended, the annual financial statements for AngloGold Ashanti Limited, registration number 1944/017354/06, for the year ended 31 December 2013, have been audited by Ernst & Young Inc., the company's independent external auditors, whose unqualified audit report can be found under Independent Auditor's Report, on page 76.

The financial statements have been prepared by the corporate reporting staff of AngloGold Ashanti Limited, headed by Mr John Edwin Staples, the group's Chief Accounting Officer. This process was supervised by Mr Richard Duffy, the group's Chief Financial Officer and Mr Srinivasan Venkatakrishnan, the group's Chief Executive Officer.

DIRECTORS' REPORT

For the year ended 31 December 2013

NATURE OF BUSINESS

AngloGold Ashanti conducts mining operations in Africa, North and South America and Australia, and undertakes exploration activities in some of these jurisdictions and in other parts of the world. In addition, the company is involved in the manufacturing, marketing and selling of gold products, as well as the development of markets for gold. At certain of its operations, AngloGold Ashanti produces uranium, silver and sulphuric acid as by-products in the course of producing gold.

A review of the unaudited performance of the various operations is available in the operational profiles on AngloGold Ashanti's annual report website www.aga-reports.com.

Shareholders holding 10% or more of AngloGold Ashanti's issued share capital

As at 31 December 2013, there were no shareholders holding 10% or more of the company's issued share capital. This does not take cognisance of the shares held by the Bank of New York Mellon as depositary for the AngloGold Ashanti ADR programme.

SHARE CAPITAL

Authorised

The authorised share capital of AngloGold Ashanti as at 31 December 2013 was made up as follows:

	SA rands
• 600,000,000 ordinary shares of 25 South African cents each	150,000,000
• 4,280,000 E ordinary shares of 25 South African cents each	1,070,000
• 2,000,000 A redeemable preference shares of 50 South African cents each	1,000,000
• 5,000,000 B redeemable preference shares of 1 South African cent each	50,000

The following are the movements in the issued and unissued share capital from 1 January 2013 to 28 February 2014:

Issued

Ordinary shares	Number of shares	Value SA rands	Number of shares	Value SA rands
	2013		**2012**	
At 1 January	**383,320,962**	**95,830,241**	382,242,343	95,560,586
Issued during year: Conversion of E ordinary shares				
– Bokamoso ESOP	**145,018**	**36,254**	84,446	21,112
– Izingwe	**91,683**	**22,921**	48,532	12,133
Exercise of options by participants in the AngloGold Ashanti Share Incentive Scheme	**930,743**	**232,686**	945,641	236,410
Conversion of Mandatory Convertible Bond issued in 2010 and matured on 15 September 2013	**18,140,000**	**4,535,000**	-	-
At 31 December [(1)]	**402,628,406**	**100,657,102**	383,320,962	95,830,241

Ordinary shares	Number of shares	Value SA rands	Number of shares	Value SA rands
	2013		2012	
At 31 December [1]	**402,628,406**	**100,657,102**	383,320,962	95,830,241
Issued subsequent to year-end				
– Exercise of options by participants in the AngloGold Ashanti Share Incentive Scheme	**216,299**	**54,075**		
– Bokamoso ESOP on conversion of E ordinary shares	**2,618**	**654**		
At 28 February 2014	**402,847,323**	**100,711,831**		

[1] *Share capital of $16m (2012: $16m) is translated at historical rates of exchange at the reporting dates. Refer to group note 26.*

E ordinary shares

On 11 December 2006, shareholders in general meeting authorised the creation of a maximum of 4,280,000 E ordinary shares to be issued pursuant to an Employee Share Ownership Plan (ESOP) and a black economic empowerment transaction with Izingwe Holdings (Pty) Limited (Izingwe) (collectively, the BEE transaction).

	Number of shares	Value SA rands	Number of shares	Value SA rands
	2013		2012	
At 1 January	**1,617,752**	**404,438**	2,582,962	645,741
Cancelled in exchange for ordinary shares in terms of the cancellation formula:				
– Bokamoso ESOP	**(555,746)**	**(138,937)**	(615,210)	(153,803)
– Izingwe	**(350,000)**	**(87,500)**	(350,000)	(87,500)
At 31 December	**712,006**	**178,001**	1,617,752	404,438
Cancelled and exchanged for ordinary shares issued in terms of the cancellation formula:				
– Bokamoso ESOP	**(9,120)**	**(2,280)**		
At 28 February 2014	**702,886**	**175,721**		

Share capital is translated at historical rates of exchange at the reporting dates. Refer to group note 26.

In terms of the original authority granted by shareholders in 2006, E ordinary shares, on vesting, are cancelled in exchange for ordinary shares in accordance with the cancellation formula.

However, in November 2011, in addition to reinstating the cancelled E ordinary shares, shareholders approved an amendment to the cancellation formula through the resetting of the strike price. Participants to the ESOP and Izingwe are now guaranteed a minimum conversion price of R40 per E ordinary share with a maximum of R90 per E ordinary share for the ESOP and R70 per E ordinary share for Izingwe from a base price of R320 and R330 per share, respectively.

E ordinary shareholders are entitled to vote at all shareholder meetings, but do not hold veto rights.

Dividends payable on E ordinary shares are equivalent to 50% of dividends payable to ordinary shareholders.

E ordinary shares, on vesting, are exchanged for ordinary shares and cancelled and may not be re-issued. Therefore, they do not form part of the unissued share capital of the company.

Redeemable preference shares

The A and B redeemable preference shares, all of which are held by the wholly owned subsidiary, Eastvaal Gold Holdings Limited, may not be transferred and are redeemable from the realisation of the assets relating to the Moab lease area after the cessation of mining operations in the area. The shares carry the right to receive dividends equivalent to the profits (net of royalty, ongoing capital expenditure and taxation) from operations in the area. No further A and B redeemable preference shares will be issued.

Further details of the authorised and issued shares, as well as the share premium, are given in group note 26.

Unissued

	Number of ordinary shares	
	2013	**2012**
At 1 January	**216,679,038**	217,757,657
Issued during the year	**(19,307,444)**	(1,078,619)
At 31 December	**197,371,594**	216,679,038
Issues subsequent to year-end	**(218,917)**	
At 28 February 2014	**197,152,677**	

Ordinary shares under the control of the directors

Pursuant to the authority granted by shareholders at the Annual General Meeting held on 13 May 2013, 5% of the shares in issue, from time to time, are placed under the control of the directors to allot and issue, for such purposes and on such terms as the directors, in their discretion, may determine. At 31 December 2013, the total number of shares placed under the control of the directors was 20,131,420. No shares were issued during 2013 by the directors in terms of this authority, which will expire at the close of the next Annual General Meeting, unless renewed.

Shareholders will therefore be asked at the Annual General Meeting to be held on 14 May 2014, to renew this authority by placing 5% of the number of shares in issue, from time to time, under the control of the directors to allot and issue, for such purposes and on such terms as the directors, at their discretion, may determine.

In terms of the Listings Requirements of the JSE, shareholders may, subject to certain conditions, authorise the directors to issue the ordinary shares held under their control for cash other than by means of a rights offer to shareholders. To enable the directors of the company to take advantage of favourable business opportunities which may arise for the issue of such ordinary shares for cash, without restriction, for the benefit of the company, shareholders will be asked to consider an ordinary resolution to this effect at the Annual General Meeting to be held on 14 May 2014.

Shareholders will also be asked to approve as a general authority, the acquisition by the company, or a subsidiary of the company, of its own shares from its issued ordinary share capital for certain specific housekeeping reasons.

Depositary interests

American Depositary Shares

At 31 December 2013, the company had in issue, through The Bank of New York Mellon as Depositary and listed on the New York Stock Exchange (NYSE) 185,581,840 (2012: 153,711,993), American Depositary Shares (ADSs). Each ADS is equal to one ordinary share. At 28 February 2014, there were 187,791,768 ADSs in issue and listed on the NYSE.

CHESS Depositary Interests

At 31 December 2013, the company had in issue, through the Clearing House Electronic Sub-register System (CHESS), and listed on the Australian Securities Exchange (ASX), 89,789,845 (2012: 89,780,845) CHESS Depositary Interests (CDI). The number of CDIs in issue at 28 February 2014 was 89,789,845. Every five CDIs is equivalent to one AngloGold Ashanti ordinary share and carry the right to one vote.

Ghanaian Depositary Shares

At 31 December 2013, the company had in issue, through NTHC Limited as Depositary and listed on the Ghana Stock Exchange (GSE), 16,556,655 Ghanaian Depositary Shares (GhDSs) (2012: 16,551,255). The register as at 28 February 2014 remained unchanged. Every 100 GhDSs has one underlying AngloGold Ashanti ordinary share and carries the right to one vote.

CREST Depositary Interests

To facilitate trading on the London Stock Exchange (LSE) and settlement in CREST, AngloGold Ashanti has established a Depositary Interest (DI) facility which is administered by Computershare Investor Services Plc. The DI facility became effective on 17 September 2012, via a change of trading platform. Shareholders wishing to trade their AngloGold Ashanti shares on the LSE will be able to do so by converting their ordinary shares into dematerialised DIs on a one-for-one basis. At 31 December 2013, a total of 138,397 DIs (2012: 19,364) had been issued in exchange for ordinary shares and were listed on the LSE. At 28 February 2014, there were 229,812 DIs in issue.

ANGLOGOLD SHARE INCENTIVE SCHEME

AngloGold Ashanti operates a share incentive scheme through which Executive Directors, members of the Executive Committee and other management groups of the company and its subsidiaries are given the opportunity to acquire shares in the company. The objective is to incentivise such employees to identify themselves more closely with the fortunes of the group, support its continued growth, and to promote the retention of such employees.

Non-Executive Directors are not eligible to participate in the share incentive scheme.

Employees participate in the share incentive scheme to the extent that they are granted options or rights to acquire shares and accept them. All options or rights which have not been exercised within ten years from the date of grant, automatically expire.

The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that they remain globally competitive, so as to attract, reward and retain managers of the highest calibre. As a result, several types of incentives, each with their own issue and vesting criteria, have been granted to employees. These are collectively known as the "AngloGold Share Incentive Scheme" or "Share Incentive Scheme".

Although the Remuneration and Human Resources Committee has the discretion to incentivise employees through the issue of shares, only options or awards have so far been granted.

The type and vesting criteria of the options or awards granted are:

Performance-related options

The granting of performance-related options was approved by shareholders at the Annual General Meeting held on 30 April 2002 and amended at the Annual General Meeting held on 29 April 2005 when it was agreed that no further performance-related options would be granted. Performance-related options granted will terminate on 1 November 2014, being the date on which the last options granted hereunder may be exercised or they will expire.

Bonus Share Plan (BSP)

The granting of awards in terms of the BSP was approved by shareholders at the Annual General Meeting held on 29 April 2005 and amended at the General Meeting held on 6 May 2008 when shareholders approved an increase in the maximum level of the bonus payable to eligible participants, as well as shortening of the vesting period. Executive directors, executives and other management groups are eligible for participation. Each award made in respect of the BSP entitles the holder to acquire one ordinary share at "nil" cost. In respect of all awards granted to and including 2007, these awards vest in full, three years from the date of grant, provided that the participant remains in the employ of the company at the date of vesting unless an event, such as death, retirement or redundancy occurs, which may result in an earlier vesting date. In respect of awards granted in 2008 and thereafter, the vesting period has been shortened to two years, with 40% of awards granted vesting in year one and 60% in year two from the date of grant or, in the event that participants awards remain unexercised after 3 years from the original grant date, an additional 20% will be granted.

Certain changes were approved at the Extraordinary General Meeting of shareholders held on 11 March 2013. The 20% uplift for the retention of shares for three years fell away but was added to the initial 100% resulting in an allocation of 120% share matching for all categories of management. The Executive Committee members received an increased allocation from 120% to 150%. The vesting period has been shortened to two years with 50% vesting 12 months after the date of issue and the remaining 50% vesting 24 months after the date of issue.

Long-Term Incentive Plan (LTIP)

The granting of awards in terms of the LTIP was approved by shareholders at the Annual General Meeting held on 29 April 2005. Executive directors and selected senior management are eligible for participation. Each award made in respect of the LTIP entitles the holder to acquire one ordinary share at "nil" cost. Awards granted vest three years from the date of grant, to the extent that the set company performance targets, under which the awards were made, are met, and provided that the participant remains in the employ of the company at the date of vesting, unless an event, such as death, retirement or redundancy occurs, which may result in an earlier vesting date.

In 2013, the Remuneration and Human Resources Committee approved a new retention bonus scheme comprising both cash (40% of total base pay) and shares (60% of base pay) which was implemented on 1 March 2013 for the Executive Committee members. This was implemented over the short term to support a strategy of retaining the top management for a minimum period of 18 months to ensure delivery on key business imperatives, while the new Chief Executive Officer was inducted. The share award will be a performance-based share (LTIP) granted in March 2013. Subject to the performance conditions, these shares will vest at the end of August 2014. In line with the LTIP vesting, the cash portion will be paid at the end of August 2014, based on the achievement of the performance conditions.

Following a change in Schedule 14 of the JSE Listings Requirements (Share Incentive Schemes) on 15 October 2008 the maximum number of shares attributable to the scheme was changed from 2.75% of issued share capital from time to time to a fixed figure of 17,000,000. The maximum aggregate number of shares which may be acquired by any one participant in the scheme is 5% of the shares attributable to the scheme, being 850,000 ordinary shares in aggregate.

Also, as a result of the change to the JSE Listings Requirements, as aforementioned, the recycling of options/awards that have vested and which have been delivered, and for which AngloGold Ashanti shares have been issued, is no longer allowed.

The table below reflects the total number of options/awards that are unissued in terms of the share incentive scheme, as a result of this rule change:

Details	Options/Awards
Total number of options/awards attributable to the scheme at 31 December 2013	17,000,000
Less:	
• Total number of options/awards granted and outstanding at 31 December 2013	(5,688,383)
• Total number of options/awards exercised:	
• During the period 15 October to 31 December 2008	(101,013)
• During the period 1 January to 31 December 2009	(1,131,916)
• During the period 1 January to 31 December 2010	(823,411)
• During the period 1 January to 31 December 2011	(889,593)
• During the period 1 January to 31 December 2012	(945,641)
• During the period 1 January to 31 December 2013	(930,743)
Total options/awards available but unissued at 31 December 2013	**6,489,300**

Co-Investment Plan (CIP)

To assist executives in meeting their Minimum Shareholding Requirements (MSR's) with effect from February 2013, they were given the opportunity, on a voluntary basis, to participate in the Co-Investment Plan (CIP), and this has been adopted based on the following conditions: executives will be allowed to take up to 50% of their after tax cash bonus to participate in a further matching scheme by purchasing shares in AngloGold Ashanti, and the company will match their initial investment into the scheme at 150%, with vesting over a two-year period in equal tranches.

Changes in options and awards

In accordance with the JSE Listings Requirements and the rules of the AngloGold Share Incentive Scheme, the changes in options and awards granted and the ordinary shares issued as a result of the exercise of options and awards during the period 1 January 2013 to 28 February 2014 are disclosed below:

	Performance-related	Bonus Share Plan [1]	Long-Term Incentive Plan [1]	Total Share Incentive Scheme
At 1 January 2013	**92,967**	**2,156,456**	**2,330,906**	**4,580,329**
Movement during year				
– Granted	-	1,300,968	2,019,360	3,320,328
– Exercised	(370)	(645,735)	(284,638)	(930,743)
– Lapsed – terminations	(35,715)	(212,802)	(1,033,014)	(1,281,531)
At 31 December 2013	**56,882**	**2,598,887**	**3,032,614**	**5,688,383**
Average exercise/issue price per share outstanding				
Subsequent to year-end				
– Granted	-	1,924,042	2,167,474	4,091,516
– Exercised	-	(171,324)	(44,975)	(216,299)
– Lapsed – terminations	(14,093)	(8,742)	(285,651)	(308,486)
At 28 February 2014	**42,789**	**4,342,863**	**4,869,462**	**9,255,114**

[1] *BSP and LTIP awards are granted at no cost to participants.*

Total shares issued on the exercise of options and awards from the inception of the scheme:

	Total number of shares issued
At 1 January 2013	**8,759,065**
– Exercised 2013	930,743
At 31 December 2013	**9,689,808**
Subsequent to year-end	
– Exercised January and February 2014	216,299
At 28 February 2014	**9,906,107**

DIVIDEND POLICY

Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the company's financial performance. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of future dividends will depend upon the board's ongoing assessment of AngloGold Ashanti's earnings, after providing for long-term growth, cash/debt resources, compliance with the solvency and liquidity requirements of the Companies Act, the amount of reserves available for a dividend based on the going-concern assessment, and restrictions (if any) placed by the conditions of debt facilities, protection of the investment grade credit rating and other factors.

Dividends declared since 1 January 2013:

	Final dividend Number 116	Interim dividend Number 117
Ordinary shares		
Declaration date	18 February 2013	10 May 2013
Amount paid per ordinary share		
– South African currency (cents)	50	50
– United Kingdom currency (pence)	3.624	3.458
– Ghanaian currency (cedis)	10.58	10.28
Amount per CDI [1] – Australian currency (cents)	5.315	5.375
Amount per GhDS [2] – Ghanaian currency (cedis)	0.1058	0.1028
Amount per ADS [3]		
– United States currency (cents)	5.34	5.02
E ordinary share		
South African currency (cents) per share	25	25

[1]   Each CDI (CHESS Depositary Interest) is equal to one-fifth of one ordinary share.
[2]   Each GhDS (Ghanaian Depositary Share) is equal to one-hundredth of one ordinary share.
[3]   Each ADS (American Depositary Share) is equal to one ordinary share.

Dematerialised shareholders on the South African share register will receive payment of their dividends electronically, as provided for by STRATE. Certificated shareholders, who have elected to receive their dividends electronically, will be paid via the company's electronic funds transmission service. Certificated shareholders who have not yet elected to receive dividend payments electronically, are encouraged to mandate this method of payment for all future dividends.

Withholding tax

On 1 April 2012, the South African government imposed a 15% withholding tax on dividends and other distributions payable to shareholders.

BORROWINGS

The company's borrowing powers are unlimited pursuant to the company's Memorandum of Incorporation. As at 31 December 2013, the group's gross borrowings totalled $3,891m (2012: $3,583m).

Significant events during the year under review

Resignation of Mr Mark Cutifani as Chief Executive Officer: On 8 January 2013, the board of AngloGold Ashanti announced the resignation of Chief Executive Officer, Mr Mark Cutifani with effect from 1 April 2013. The board further announced the appointment of the then Chief Financial Officer, Mr Srinivasan Venkatakrishnan and Executive Vice President Business and Technical Development, Mr Anthony O'Neill as joint Chief Executive Officers, with Mr Venkatakrishnan responsible for all Finance and Corporate functions and Mr O'Neill responsible for all Operations, Projects (including the company's Enterprise Resource Planning programme and procurement) and Technical functions.

Appointment of a director: On 21 February 2013, AngloGold Ashanti announced the appointment of Mr Anthony O'Neill as an Executive Director to its Board of Directors with effect from 20 February 2013.

Approval of amendments to the incentive plans: On 11 March 2013, AngloGold Ashanti announced that shareholders of the company approved all ordinary resolutions relating to amendments to the rules of the Bonus Share Plan and the Long-Term Incentive Plan.

Approval of new Memorandum of Incorporation: On 27 March 2013, AngloGold Ashanti announced that at the general meeting held on 27 March 2013, the shareholders approved the new Memorandum of Incorporation.

Proposed sale of the Navachab mine: On 30 April 2013, AngloGold Ashanti announced its plan to sell the Navachab mine in Namibia.

Appointment of new Chief Executive Officer: On 8 May 2013, AngloGold Ashanti announced the appointment of Mr Srinivasan Venkatakrishnan as Chief Executive Officer (CEO) to replace the former CEO, Mr Mark Cutifani, who left the company at the end of March 2013.

Appointment of new Chief Financial Officer: On 21 May 2013, AngloGold Ashanti announced the appointment of Mr Richard Duffy as the Chief Financial Officer (CFO) with effect from 1 June 2013 to replace Mr Srinivasan Venkatakrishnan, the former CFO. On the same day, the company announced changes to its executive leadership team.

Credit rating downgrade: On 12 July 2013, Moody's Investors Service downgraded the issuer rating of AngloGold Ashanti to Baa3 from Baa2. Moody's also downgraded the senior unsecured debt obligations of AngloGold Ashanti's guaranteed subsidiary, AngloGold Ashanti Holdings plc, to Baa3 from Baa2.

Resignation of Mr Anthony O'Neill: On 15 July 2013, AngloGold Ashanti notified shareholders of the resignation of Mr Anthony O'Neill as an Executive Director from the Board of Directors with effect from 19 July 2013.

Credit rating downgrade: On 17 July 2013, Standard & Poor's (S&P) cut its long-term corporate credit rating on AngloGold Ashanti to BB+ from BBB- and its long- and short-term South Africa national-scale ratings on AngloGold Ashanti to zaA/zaA-2 from zaAA-zaA-1. It also lowered its issue rating on AngloGold's senior unsecured notes to BB+ from BBB-.

Corporate bond: On 30 July 2013, AngloGold Ashanti raised a corporate bond of $1,250m at 8.5% interest per annum to refinance the 3.5% Guaranteed Convertible Bond due May 2014.

Conversion of bonds: On 17 September 2013, AngloGold Ashanti announced the conversion of the 6.0% Mandatory Convertible Subordinated Bonds issued on 15 September 2010 by AngloGold Ashanti Holdings Finance plc, a wholly-owned subsidiary of the company, into ordinary shares of the company.

Kibali pours its first gold: On 25 September 2013, the Kibali Gold Mine in the Democratic Republic of the Congo, in which AngloGold Ashanti owns a 45% stake, poured its first gold ahead of schedule and within budget.

Tropicana pours its first gold: On 26 September 2013, the Tropicana Gold Mine in Western Australia, owned 70% by AngloGold Ashanti, began production ahead of schedule and within budget.

Redemption of 3.5% Guaranteed Convertible Bonds: On 11 November 2013, AngloGold Holdings Finance plc announced the completion of the previously announced optional redemption of its outstanding 3.5% Guaranteed Convertible Bonds due 2014.

Significant events subsequent to year-end

AMCU Strike Notice: On 20 January 2014, AngloGold Ashanti confirmed that the Association of Mineworkers and Construction Union (AMCU) had served notice that it intended to call a strike by its members at the company's South Africa operations, starting Thursday, 23 January 2014.

Threatened strike by AMCU declared unprotected: On 30 January 2014, AngloGold Ashanti announced that South Africa's Labour Court had ruled that a strike threatened by AMCU at the company's South Africa mines would be unprotected, and that employees should continue to proceed to work. Also, on 30 January 2014, the court granted an interim interdict and ruled that AMCU must return to court on 14 March 2014 to explain why the interim interdict should not be made permanent.

On 14 March 2014, a postponement was requested and a new court date was set for 5 June 2014. The interim interdict will remain in force until 5 June 2014.

AngloGold Ashanti enters into agreement to sell Navachab mine: On 10 February 2014, AngloGold Ashanti announced that it had signed a binding agreement, subject to certain conditions, to sell its entire interest in AngloGold Ashanti Namibia (Proprietary) Limited, a wholly owned subsidiary which owns the Navachab Gold Mine, to a wholly-owned subsidiary of QKR Corporation Limited. The agreement provided for an upfront consideration based on an enterprise value of US$110 million which will be adjusted to take into account the mine's net debt and working capital position on the closing date of the transaction and is subject to a number of conditions precedent.

Changes to the Board of Directors: On 17 February 2014, AngloGold Ashanti announced that as a result of his increasing portfolio of professional commitments, Mr TT Mboweni had decided not to stand for re-election as an independent Non-Executive Director at the Annual General Meeting to be held on 14 May 2014. Mr Mboweni also stood down as Chairman on the same date. Mr SM Pityana was elected unanimously by the board to take over from Mr Mboweni. Prof LW Nkuhlu was also appointed Lead Independent Director.

Material change

There has been no material change in the financial results or trading position of the AngloGold Ashanti group since the publication of the report for the fourth quarter and year ended 31 December 2013 on 19 February 2014 and the date of this report. These results were audited by Ernst & Young Inc. who issued an unqualified audit report on 18 March 2014.

Material resolutions

Details of special resolutions and other resolutions of a significant nature passed by the company during the year under review, requiring disclosure in terms of the JSE Listings Requirements, are as follows:

	Detail of resolution	Effective date
	Passed at the Annual General Meeting held on 13 May 2013:	
AngloGold Ashanti Limited	Approval for the company or any of its subsidiaries to acquire ordinary shares issued by the company	13 May 2013
AngloGold Ashanti Limited	Approved increase in Non-Executive Directors' remuneration for their service as directors	13 May 2013
AngloGold Ashanti Limited	Approved increase in Non-Executive Directors' fees for board and statutory committee meetings	13 May 2013
AngloGold Ashanti Limited	Approval for the company to grant financial assistance in terms of Sections 44 & 45 of the Companies Act	13 May 2013

Annual general meetings

At the 69th Annual General Meeting held on Monday, 13 May 2013, shareholders passed resolutions relating to the:

- re-appointment of Ernst & Young Inc. as auditors of the company;
- election of MJ Kirkwood as a director;
- election of AM O'Neill as a director;
- re-election of S Venkatakrishnan as a director;
- appointment of Prof LW Nkuhlu as a member of the Audit and Corporate Governance Committee of the company;
- appointment of MJ Kirkwood as a member of the Audit and Corporate Governance Committee of the company;
- appointment of R Gasant as a member of the Audit and Corporate Governance Committee of the company;
- appointment of NP January-Bardill as a member of the Audit and Corporate Governance Committee of the company;

- renewal of the general authority placing 5% of the number of ordinary shares of the company in issue from time to time under the control of the directors;
- granting of a general authority to directors to issue for cash those ordinary shares which the directors are authorised to allot and issue, subject to certain limitations of the Listings Requirements of the JSE;
- advisory endorsement of the AngloGold Ashanti remuneration policy;
- approved, as a special resolution, increase in Non-Executive Directors' remuneration for their service as directors;
- approved as a special resolution, increase in Non-Executive Directors' fees for board and statutory committee meetings;
- approved, as a special resolution, acquisition by the company and its subsidiaries of ordinary shares issued by the company; and
- approval, as a special resolution, the granting of financial assistance by the company in terms of Sections 44 and 45 of the Companies Act.

Notice of the 70th Annual General Meeting to be held in the Auditorium, 76 Jeppe Street, Newtown, Johannesburg at 11:00 (South African time) on 14 May 2014, will be printed as a separate document and distributed to shareholders in accordance with the Companies Act.

Directorate and secretary

The following changes to the board of directors took place during the period from 1 January 2013 to 31 December 2013 and subsequent to year-end:

Executive directors
- Mark Cutifani, Chief Executive Officer, resigned as Executive Director effective 1 April 2013.
- Anthony O'Neill was appointed as an Executive Director of the company with effect from 20 February 2013.
- Anthony O'Neill resigned as Executive Director with effect from 19 July 2013.
- Richard Duffy was appointed Chief Financial Officer and Executive Director with effect from 1 June 2013. Richard will retire at the Annual General Meeting to be held on 14 May 2014 and will offer himself for re-election.

Non-Executive Directors
- The following directors retired at the Annual General Meeting held on 13 May 2013: Bill Nairn, Ferdinand Ohene-Kena and Frank Arisman.

In terms of the company's Memorandum of Incorporation, the following directors will retire at the Annual General Meeting to be held on 14 May 2014: Rhidwaan Gasant, Sipho Pityana and Tito Mboweni, and are eligible for re-election. Tito Mboweni has decided not to make himself available for re-election.

The names and biographies of the directors of the company are listed on page 33 of this document.

Company Secretary

There was no change to the office of Company Secretary during 2013. The name, business and postal address of the Company Secretary are set out under Administrative Information on page 236.

Directors' and Prescribed Officers' interests in AngloGold Ashanti shares

The interests of directors, prescribed officers and their associates in the ordinary shares of the company at 31 December 2013, which did not individually exceed 1% of the company's issued ordinary share capital, were:

	31 December 2013 Beneficial holding		31 December 2012 Beneficial holding	
	Direct	**Indirect**	**Direct**	**Indirect**
Non-Executive Directors				
FB Arisman	-	-	-	4,984
MJ Kirkwood	3,000	-	-	-
LW Nkuhlu	-	3,000	-	800
RJ Ruston [(1)]	-	1,000	-	-
Total	**3,000**	**4,000**	**-**	**5,784**
Executive Directors				
RN Duffy	1,180	-	-	-
M Cutifani	-	-	61,692	-
AM O'Neill	-	-	-	7,000
S Venkatakrishnan	78,437	-	52,508	-
Total	**79,617**	**-**	**114,200**	**7,000**
Company Secretary				
ME Sanz Perez	1,135	-	-	-
Total	**1,135**	**-**	**-**	**-**
Prescribed Officers				
I Boninelli	-	1,284	-	-
CE Carter	36,500	-	25,078	-
GJ Ehm [(2)]	1,213	-	-	-
MP O'Hare	1,379	-	-	-
RW Largent	1,910	-	-	-
DC Noko	615	-	-	-
Total	**41,617**	**1,284**	**25,078**	**-**
Grand total	**125,369**	**5,284**	**139,278**	**12,784**

SM Pityana, Non-Executive Director of AngloGold Ashanti, has an indirect beneficial holding in the company given that he is a trustee and beneficiary of a trust which holds a 44% interest in Izingwe Holdings, the company's BEE partner. As at 31 December 2013, Izingwe Holdings held 350,000 E ordinary shares in the issued capital of the company (2012: 700,000 E ordinary shares). This holding is unchanged at the date of this report.

[(1)]   Held on the Australian stock exchange as 5,000 CHESS Depository Receipts (5 CDIs are equivalent to 1 ordinary share)
[(2)]   Held on the Australian stock exchange as 6,067 CHESS Depository Receipts (5 CDIs are equivalent to 1 ordinary share)

Changes in directors' and prescribed officers' interests in AngloGold Ashanti shares after 31 December 2013:

	Date of transaction	Type of transaction	Number of shares	Direct/indirect beneficial holding
Executive Directors				
RN Duffy	4 March 2014	On market purchase of shares	5,025	Indirect
S Venkatakrishnan	28 February 2014	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	2,572	Direct
Company Secretary				
ME Sanz Perez	28 February 2014	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	5,520	Direct
	4 March 2014	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	851	Direct
Prescribed Officers				
GJ Ehm	21 February 2014	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	6,000	Direct
MP O'Hare	28 February 2014	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	695	Direct
	5 March 2014	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	461	Direct
I Boninelli	28 February 2014	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	963	Indirect
CE Carter	28 February 2014	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	1,287	Direct
DC Noko	28 February 2014	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	461	Direct
RW Largent	24 February 2014	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	6,600	Direct
YZ Simelane	28 February 2014	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	1,440	Direct

Details of service contracts of directors and prescribed officers

In accordance with Section 30(4)(e) of the Companies Act, the salient features of the service contracts of directors and prescribed officers have been disclosed in the Remuneration Report.

Annual Financial Statements

The financial statements set out fully the financial position, results of operations and cash flows of the group and the company for the financial year ended 31 December 2013.

The directors of AngloGold Ashanti are responsible for the maintenance of adequate accounting records and the preparation of the annual financial statements and related information in a manner that fairly presents the state of affairs of the company, in conformity with the Companies Act and in terms of the JSE Listings Requirements.

The directors are also responsible for the maintenance of effective systems of internal control which are based on established organisational structures and procedures. These systems are designed to provide reasonable assurance as to the reliability of the annual financial statements, and to prevent and detect material misstatement and loss.

In preparing the annual financial statements, the group has complied with International Financial Reporting Standards (IFRS) and used appropriate accounting policies supported by pragmatic judgements and estimates.

AngloGold Ashanti, through its Executive Committee, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings.

Cash and cash equivalents, net of bank overdraft, at 31 December 2013 amounted to $628m (2012: $892m), and together with cash budgeted to be generated from operations in 2014 and the net incremental borrowing facilities available, are in management's view, adequate to fund operating, mine development, capital expenditure and financing obligations as they fall due for at least the next 12 months.

Based on the results of a formal documented review of the company's system of internal controls and risk management, covering both the adequacy in design and effectiveness in implementation, performed by the internal audit function during the year 2013, the board of directors has considered:

- information and explanations provided by line management;
- discussions held with the external auditors on the results of the year-end audit; and
- the assessment by the Audit and Corporate Governance and the Risk and Information Integrity Committees.

Nothing has come to the attention of the board that caused it to believe that the company's system of internal controls and risk management are not effective and that the internal financial controls do not form a sound basis for the preparation of reliable financial statements.

Taking these factors into account, the directors of AngloGold Ashanti have formed the judgement that, at the time of approving the financial statements for the year ended 31 December 2013, it is appropriate to prepare these financial statements on a going concern basis.

The directors are of the opinion that these financial statements fairly present the financial position of the company and group at 31 December 2013 and the results of their operations and cash flow information for the year then ended in accordance with IFRS.

The external auditor, Ernst & Young Inc., is responsible for independently auditing and reporting on the financial statements in conformity with International Standards on Auditing and the Companies Act of South Africa. Their unqualified report on these financial statements appears in the Independent Auditor's Report.

The company will file a set of financial statements in accordance with IFRS in its annual report on Form 20-F as must be filed with the US Securities and Exchange Commission by no later than 30 April 2014. Copies of the annual report on Form 20-F will be made available once the filing has been made, on request, from the Bank of New York Mellon, or from the company's corporate office detailed in the section Administrative Information.

Investments

Particulars of the group's principal subsidiaries and operating entities are presented in this report on page 226.

REMUNERATION AND HUMAN RESOURCES COMMITTEE – CHAIRMAN'S LETTER

Dear Shareholders

As the incoming Remuneration and Human Resources Committee Chairman, I am pleased to provide you with AngloGold Ashanti's Remuneration Report for the year ended 31 December 2013.

The Committee faced a challenging and eventful year with the transition of CEOs from Mark Cutifani on 31 March 2013 to the dual CEO leadership of Srinivasan Venkatakrishnan (Venkat) and Tony O'Neill commencing on 1 April 2013. After a comprehensive external search and review of internal candidates, the board announced the appointment of Venkat as the new CEO, effective 8 May 2013.

Through the CEO transition it is important to note that on resigning from AngloGold Ashanti Mark Cutifani did not receive any financial benefit over and above his contractual benefits provided on resignation. Any shares that had at the time not yet vested, lapsed and he was not afforded any bonus payments. Tony O' Neill, however, took early retirement and thus was contractually entitled to a pro-rata allocation of shares and a pro-rata bonus payment.

The transition of CEO made it important that we stabilised and retained our executive management team. Consequently retention measures were initiated to ensure that the team would remain in place to support the new CEO. To increase on-going alignment of the executive management team with shareholder interests, we also introduced the Minimum Shareholding Requirement.

In developing the remuneration package for the incoming CEO, the Remuneration and Human Resources Committee considered the correct market positioning to reflect that this is Venkat's first CEO role. This resulted in applying a market related salary which is nonetheless lower than that of his predecessor.

Once the new CEO was in role, a review of Executive Committee remuneration was completed taking into consideration each member's adjusted responsibilities. The Executive Committee was restructured from 13 to 10 members including the appointment of two Chief Operating Officers, one for the South African Region and the second for the International Operations. This review showed that notwithstanding changes to the Executive Committee and adjustments to corporate strategy, the broad remuneration structure remained appropriate.

It is worth noting that Venkat has elected not to take a salary adjustment for 2014. He provides the following rationale:

- From an SA mining perspective he feels that the stakeholder circle of trust is broken and needs fixing, making this voluntary sacrifice a good start to show commitment and rebuild trust;

- Based on the challenging year in 2013, AngloGold Ashanti's restructuring resulted in significant job losses. As a consequence, Venkat felt that accepting an increase would be inappropriate; and
- His actions were taken in consideration of the call from the South African Minister of Finance and the South African Minister of Mineral Resources for CEOs to show pay restraint and narrow the wage gap.

Venkat has further elected not to take the cash element of his bonus for 2013 which means that he also forfeits the right to participate in AngloGold Ashanti's Co-Investment Plan. He will, however, receive the matching BSP shares. The total value of amounts forfeited inclusive of annual increase, pension contributions, BSP cash bonus and Co-Investment Plan are summarised in the table below:

Pay element	Value R
Salary increase	852,000
Pension contributions	210,870
BSP cash bonus	5,618,400
Co-Investment Plan	2,528,280
Special bonus	4,200,000
Total	**13,409,550**

In addition, he has applied R750,000 per annum of his own pay for a minimum 3 year period to start up a bursary scheme for 5 HDSA students to pursue financial and accounting qualifications, as his way of giving back to South Africa. The bursary initiative is run with the University of Witwatersrand and the first five students were enrolled in January 2014.

The achievement of both short and long term performance this year is reflective of the metrics which are well aligned to the business delivery. It was a year of strong headwinds with a significant drop in the gold price, on-going labour market unrest in the South African operations and declining grades in some operations with the resulting negative impact on company performance. This is reflected clearly in the improved (compared to 2012), but still low, variable pay awards to all our executives.

The Remuneration and Human Resources Committee will be recommending some adjustments to the performance conditions for 2014 to reflect revised group priorities going forward. These new priorities are described in the CEOs Report in the Annual Integrated Report 2013 and in consultation with some major shareholders, the Committee has developed appropriate metrics for the BSP and LTIP plans that support the amended priorities and, we believe, will be more congruent with shareholder interests.

In this Remuneration Report we trust that we have provided clear and detailed explanations of our executive management team's remuneration and that you find this to be a comprehensive overview.

Mr Michael Kirkwood
Chairman, Remuneration and Human Resources Committee
18 March 2014

REMUNERATION REPORT

This report covers the period from 1 January to 31 December 2013.

THE REMUNERATION AND HUMAN RESOURCES COMMITTEE

Remit and purpose of the Committee

The Remuneration and Human Resources Committee (the Committee) activities are governed by the Terms of Reference (as reviewed and approved by the Committee on 29 October 2013). The primary purpose of the Committee is to operate in an independent role as an overseer of remuneration and human resource matters with accountability to the board. In performing this function, the Committee discharges its oversight responsibilities relating to all compensation, including annual base salary, annual incentive compensation, long-term incentive compensation, retention schemes, employment contracts, severance pay, on-going perquisites or special benefit items and equity compensation of the company's executives and management. This includes the design and application of material compensation programmes, and share ownership guidelines. The Committee also has oversight of talent management, succession planning strategies and any other human resources issues considered strategic in nature. This is accomplished by:

- Reviewing and approving corporate goals and objectives relevant to the compensation of the executive management team, including the Executive Directors;
- Evaluating the performance of the executive management team against these goals and objectives annually and setting each executive's compensation based on such evaluation;
- Ensuring that the mix of fixed and variable pay meets the company's operational and strategic objectives;
- Considering the views of the company's investors and aligning executive compensation to be congruent with investor interests, including benchmarking externally to position AngloGold Ashanti's compensation appropriately;
- Overseeing and reviewing all aspects of any share option scheme operated by, or to be established by, the company;
- Regularly reviewing incentive schemes to ensure continued contribution to shareholder value and ensuring that these are administered in terms of the rules; and
- Regularly reviewing human resources strategy aimed at ensuring the supply and retention of sufficient skilled resources to achieve the company's objectives.

Committee constitution and attendance

Remuneration and Human Resource Committee Members	Mr MJ Kirkwood (Chairman) Mr TT Mboweni Prof LW Nkuhlu Mr SM Pityana Mr RJ Ruston
Number of meetings from January to December 2013	Five
Other individuals who regularly attended meetings	Mr S Venkatakrishnan (CEO) Ms I Boninelli (EVP: People and Organisational Development) Mr M Hopkins (Independent Advisor to the Remuneration and Human Resources Committee) Ms C van Dyk (VP: Remuneration and Benefits and Secretary to the Remuneration and Human Resources Committee)

No individual is in attendance when his or her own remuneration is under discussion.

Please refer to the Corporate Governance Report, page 30 for details of directors' attendance.

REMUNERATION CONSULTANTS

The Remuneration and Human Resources Committee obtains advice from independent remuneration consultants where necessary. The consultants are employed directly by the Committee to ensure independence. Currently the Committee has appointed PwC to provide specialist, independent remuneration advice and the following summarises some, but not all, of the advisory areas in the year under review:

- Remuneration terms for the new Chief Executive Officer (CEO) and Chief Financial Officer (CFO);
- Information on current trends, including the pay gap and global market updates;
- Review and commentary on management proposals;
- Advice on Non-Executive Director pay; and
- General advice and guidance on ad hoc issues.

Mercer Consulting (South Africa) Pty Limited performs an independent bespoke executive survey and their advice is primarily around:
- Benchmarking of pay of executives and senior management around comparable roles;
- Advice on comparable sectors, roles and sizes of peer companies;
- Information on current market trends; and
- Benchmarking of pay of Non-Executive Directors in comparable sized roles in the identified peer companies.

REMUNERATION PHILOSOPHY AND POLICY

Our core leadership philosophy of "People are the business …. Our business is people" remains unchanged which means that we have over the past year strived through difficult times to retain and remunerate our employees utilising fair, robust and appropriate remuneration and reward for their contributions.

Our remuneration policy

Our remuneration policy is designed around our philosophy, and is designed to support the achievement of our operational and strategic goals. The policy is reviewed annually to ensure that it remains appropriate and effective in terms of delivering our goals. In setting our remuneration policy we continue to aim to:
- Remunerate such that the behaviours and performance of our employees and executives are aligned to the organisation, shareholder and employee strategic goals;
- Ensure that the performance metrics are demanding, measureable, sustainable and cover all aspects of the business, including both the key financial and non-financial drivers;
- Structure remuneration to ensure that our values are maintained and the correct governance frameworks are applied across our remuneration decisions and practices;
- Apply the appropriate remuneration benchmarks; and
- Provide competitive rewards to attract, motivate and retain highly skilled executives and staff.

When determining remuneration, the Committee considers all elements of short- and long-term fixed and variable pay and is consistent with the strategic direction of the organisation and the performance of the organisation and the individuals.

Before any pay allocations are made, benchmarking and modelling are done to ensure that appropriately competitive levels of pay are paid for top performers; median or mid quartile pay is paid for average performance, and limited to no variable pay is applied for poor/below median performance.

Our approach to determining remuneration

When devising pay, the Committee considers total remuneration (being fixed base salary plus short-term and long-term incentives) that may be earned for different levels of performance.

When determining remuneration of either an existing or new executive, the Committee considers the appropriate package through the following steps:

Step 1	Role-sizing and benchmarking	Sizing the role and benchmarking this against a group of carefully selected global competitors of similar size and geographic spread. When doing this AngloGold Ashanti's size and complexity, along with the individual's role are taken into consideration.
Step 2	Peer survey by Mercer Consulting (South Africa) Pty Limited	Annually, the Committee instructs Mercer Consulting (South Africa) Pty Limited to conduct a bespoke survey with an identified group of peers (currently 11) which are similar to AngloGold Ashanti in size, complexity and geographic spread. The survey is then used by the Committee to determine the appropriate pay level (Mercer Consulting (South Africa) Pty Limited compiles the information, but does not make the recommendation on the executives' pay level).
Step 3	Committee consideration of each individual	The Committee then looks at each individual's role, skills, experience, location and personal performance (for existing employees), identified retention risks (where applicable) and then benchmarks them from a base pay, benefits, and variable pay perspective.
	Application of prescribed maximums	The Committee ensures that the correct mix of pay and alignment to peers are considered when determining the pay level. They also ensure that the prescribed maximums per stratum or level are applied when considering the variable pay elements of short-term incentives (STI) and long-term incentives (LTI).

To ensure that we maintain the best possible approach, the Committee constantly remains appraised of market and regulatory changes as well as shareholder sentiments. In 2013, new legislation on executive pay was proposed and in some instances implemented in many countries. Some of the issues that we reviewed are described as follows:

Legislative updates

In Australia, South Africa, UK and the USA some of the legislative changes include disclosure of remuneration claw-back principles; the link between performance and pay; disclosure of a comparison of CEO pay to the median of pay in the company and the "implement or explain" approach to complying with requirements of the codes.

Shareholders

Institutional shareholders' views and activism have grown in importance and a number have started providing remuneration guidelines for the companies in which they invest.

Remuneration

AngloGold Ashanti has designed its remuneration program to emphasise performance-based incentives that reward its executives for the achievement of specific annual, medium- and long-term business objectives. These objectives are derived from AngloGold Ashanti's business strategy.

Each executive is on a full term contract which details how the remuneration program is specifically applied to them. Details of executive contracts can be seen on page 167.

Linking reward to strategy

Our reward program is driven by our company strategy, which is explained in more detail in the Annual Integrated Report 2013. The current performance measures which have been selected for the short-term and long-term incentives reflect our strategic and operational priorities. The diagram below illustrates how our reward program is aligned to these priorities.


Total reward aligned to the strategic objectives
FIXED PAY
VARIABLE PAY
Base Salary: Aligned to global market comparators ensuring employees are rewarded fairly and competitively in the markets that they operate.
Benefits: Retirement and medical benefits aligned to local markets in which employees operate to ensure that they are legislatively compliant and then globally aligned to peers.
Other Benefits: In line with the markets in which we operate.
Short Term Incentive: Short- to medium-term (3 year) recognition structure which is delivered in two parts: an annual cash incentive, and deferred bonus shares under the Bonus Share Plan (BSP).
Co-Investment Plan: Retention scheme to assist executives to achieve their Minimum Shareholding Requirements.
Long Term Incentive: Performance based scheme delivered in cliff-vesting shares over a 3 year period.
2013 Strategic Objectives:
People are the Business
Grow the Business to support shareholder value
Manage asset base as an investment portfolio
Create a new business model to improve margins and deliver on 15% ROE
Build a stable business
Fixed Pay:
• Ensuring that employees are valued and rewarded for their contributions
• Retention of employees through competitive fixed pay models both internally and externally
Short Term Incentive Measures:
• Safety
• Production
• Resources to reserves conversion
• Total cash costs
• Adjusted headline earnings per share
Co-Investment Plan:
• Creating shareholding for the executives through the Minimum Shareholder Requirements
• Aligning shareholder and executive interests
Long Term Incentive Measures:
• Resources to reserves conversion
• Project delivery
• Total shareholder return
• Free cash flow

In the second half of 2013, AngloGold Ashanti's Strategy was revised to reflect the new challenges posed by the material drop in gold price and to respond to investor concerns. To take account of this, the remuneration measures will be adjusted for 2014 to align with the revised company strategy. This is more fully described on page 73.

Summary of reward elements

The following table sets out the components of remuneration which are used to build total reward. These components take into consideration the global market; regional and local practices; and legislative requirements:

Reward element	Description
Base salary	The base salary forms an essential part of the remuneration mix for executives as it is the core measure, for comparison with, and to remain competitive relative to, peer companies. The base salary is used as the basis to determine other elements of compensation and benefits. The base salary provides the executive with remuneration that is not "at risk". The following factors with regards to the executive base pay are important to note: • Annual adjustments for our executives are effective 1 January each year; • The executive base salary is targeted at the 50th percentile of the specific role as measured on the Mercer Consulting (South Africa) Pty Limited job sizing methodology, but can vary depending on individual performance level and retention concerns; and • The CEO does not make a recommendation in terms of his own salary or any other component of his overall remuneration (although he makes recommendations on the rest of the executive team).

For the year ended 31 December 2013, the adjustments below were made to annual base salaries in accordance with the company's remuneration policy and in terms of the market and peer alignment. When it came to determining the CEOs pay at the time of his appointment on 8 May 2013, he was positioned in relation to his experience levels as a new CEO, resulting in a lower base salary than his predecessor.

CEO comparison graph

The graph below depicts the difference in pay between the current CEO and his predecessor:



Note: Guaranteed package includes base pay, company contribution to medical aid and company contribution to retirement funding.

Variable pay is calculated for BSP cash bonus at an individual performance rating of 4 and a company performance of 46.1%, whilst LTIP is calculated at an average company performance of 49.43% for the past 3 years.

Reward element	Description
Retirement funds	Each executive is eligible to participate in a retirement scheme applicable to the respective country or region in which he or she operates. The contributions to the retirement vehicles for the executives vary based on the fund that they participate in.
Medical insurance	AngloGold Ashanti provides medical aid assistance through a percentage contribution, reimbursement, company provided clinics or health care providers.
Other benefits	Other benefits are provided to the executive management team such as life assurance, disability and accidental death insurance, assistance in terms of completing their tax returns and cash in lieu of untaken leave (above the legislated minimum leave). These are all paid within policy and legislative requirements.
Bonus Share Plan	The short-term incentive, known as the Bonus Share Plan (BSP), is part of the variable element of the total reward package. The BSP is designed to reward the executives, prescribed officers, and qualifying employees for their overall annual performance in the company, through meeting set company objectives in a given year.

Executive Directors' and Prescribed Officers' remuneration

The table below summarises the Executive Directors' and Prescribed Officers' remuneration for 2013 and 2012:

	Appointed with effect from	Resigned/ retired with effect from	Salary [1]	Performance related payments [2]	Pension scheme benefits	Other benefits and encashed leave [3]	Sub total	Pre-tax gain on share options	Total	Total
Figures in thousands					**2013**				SA Rands	US Dollars [4]
Executive Directors										
M Cutifani		31-Mar-13	3,639	-	664	1,915	6,218	19,293	25,511	2,651
RN Duffy	Full year		6,589	2,659	1,341	152	10,741	-	10,741	1,116
AM O' Neill [7]		2-Aug-13	10,256	-	145	5,171	15,572	18,421	33,993	3,532
S Venkatakrishnan	Full year		13,135	-	2,704	2,117	17,956	-	17,956	1,866
			33,619	2,659	4,854	9,355	50,487	37,714	88,201	9,165
Prescribed Officers										
I Boninelli	Full year		5,200	3,691	553	58	9,502	-	9,502	987
CE Carter	Full year		6,457	2,234	686	487	9,864	3,048	12,912	1,342
GJ Ehm	Full year		7,349	4,433	232	85	12,099	-	12,099	1,257
RW Largent	Full year		10,037	4,358	1,662	2,647	18,704	2,952	21,656	2,251
M MacFarlane [5] [8]		30-Jun-13	2,292	-	284	3,367	5,943	-	5,943	618
DC Noko	Full year		4,792	1,802	509	10	7,113	-	7,113	739
MP O' Hare [6]	Full year		6,697	2,719	1,363	117	10,896	517	11,413	1,186
ME Sanz Perez	Full year		4,864	3,573	517	53	9,007	-	9,007	936
YZ Simelane	Full year		3,865	909	787	214	5,775	-	5,775	600
			51,553	23,719	6,593	7,038	88,903	6,517	95,420	9,916
Total Executive Directors' and Prescribed Officers' remuneration ZAR			85,172	26,378	11,447	16,393	139,390	44,231	183,621	19,081
Total Executive Directors' and Prescribed Officers' remuneration USD			8,851	2,741	1,189	1,703	14,484	4,597	19,081	

	Appointed with effect from	Resigned/ retired with effect from	Salary [1]	Performance related payments [2]	Pension scheme benefits	Other benefits and encashed leave [3]	Sub total	Pre-tax gain on share options	Total	Total
Figures in thousands					**2012**				SA Rands	US Dollars [4]
Executive Directors										
M Cutifani [9]	Full year		14,041	2,939	2,879	466	20,325	22,946	43,271	5,279
S Venkatakrishnan [9][10]	Full year		8,708	2,577	1,711	4,277	17,273	18,713	35,986	4,391
			22,749	5,516	4,590	4,743	37,598	41,659	79,257	9,670
Prescribed Officers										
I Boninelli	Full year		4,841	965	505	27	6,338	-	6,338	773
CE Carter [9][10]	Full year		5,601	1,281	584	2,388	9,854	8,674	18,528	2,261
RN Duffy [10]	Full year		6,191	869	1,211	2,669	10,940	-	10,940	1,335
GJ Ehm [10]	Full year		5,641	977	510	1,435	8,563	-	8,563	1,045
RW Largent [10]	Full year		6,779	1,447	1,565	2,920	12,711	14,022	26,733	3,262
RL Lazare [10][11]		31-Mar-12	1,419	2,626	245	3,067	7,357	10,184	17,541	2,140
M MacFarlane [5]	1-Jun-12		3,108	346	219	2	3,675	-	3,675	448
DC Noko [12]	15-Jun-12		2,446	455	306	2,256	5,463	-	5,463	667
MP O'Hare	Full year		5,634	1,035	1,101	391	8,161	-	8,161	996
AM O'Neill [10]	Full year		11,911	2,686	318	2,101	17,016	-	17,016	2,076
ME Sanz Perez [13]	Full year		3,945	830	411	789	5,975	-	5,975	729
YZ Simelane	Full year		3,496	594	684	111	4,885	-	4,885	596
			61,012	14,111	7,659	18,156	100,938	32,880	133,818	16,328
Total executive Directors' and Prescribed Officers' remuneration ZAR			83,761	19,627	12,249	22,899	138,536	74,539	213,075	25,998
Total Executive Directors' and Prescribed Officers' remuneration USD			10,220	2,395	1,494	2,794	16,903	9,095	25,998	

[1] Salaries are disclosed only for the period from or to which office is held. The 2013 salaries for RN Duffy and AM O'Neill are inclusive of salaries as Prescribed Officers and Executive Directors. The salary for S Venkatakrishnan is inclusive of CFO, acting CEO and CEO roles.

[2] The performance related payments are calculated on the year's financial results.

[3] Includes health care, separation payments, cash in lieu of dividends and personal travel. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.

[4] Values have been converted using the average annual exchange rate for 2013 of R9.6231:$1 (2012: R8.1961:$1).

[5] M MacFarlane commuted between Canada and South Africa and the company carried the cost of flights and hotel accommodation in South Africa; these are excluded for reporting purposes.

[6] MP O' Hare had a once off pension payment in recognition of previous service paid into the AngloGold Ashanti Pension Fund to the value of R7.4m. This has not been included for reporting purposes.

[7] Other benefits of AM O' Neill include early retirement payments of a pro-rata retention bonus payment and pay in lieu of leave on separation.

[8] Other benefits of M MacFarlane include separation payments of a severance package and pay in lieu of leave.

[9] These executives and prescribed officer applied all of the after tax proceeds from the sale of their options to acquire ordinary shares in AngloGold Ashanti as follows: Messrs Cutifani 51,692; Venkatakrishnan 42,157; and Carter 19,541.

[10] Received retention bonus.

[11] Cash paid in lieu of LTIP for 2012.

[12] Received a sign-on bonus.

[13] Received the remainder of sign-on bonus in July 2012 (paid over 24 months).

Short-term incentives and deferral into restricted shares

Participants:

Participation in the BSP is extended to the Executive Directors, Prescribed Officers and other qualifying employees.

Elements:

The BSP consists of two elements:

- An annual performance-based cash incentive bonus, which is linked to individual and company performance during the financial year and is payable at the end of the relevant financial year; and
- An award of forfeitable bonus shares, which are linked to performance during the financial year, in the same manner as the annual cash incentive, and are awarded at the end of the relevant financial year. These shares are further subject to a two year holding period before they vest, and remain restricted during this period. 50% of the bonus shares will vest one year after the grant, and the remaining 50% of the bonus shares will vest two years after the grant. The shares will be forfeited should a participant leave during the holding period (except in limited "good leaver" circumstances). Participants do not receive dividends in terms of the BSP, but are eligible to receive a cash payment upon vesting which is equal to the value of allocated dividends. However, no cash in lieu of dividends is paid for any shares that lapsed or were forfeited during the year.

Bonus share matching percentage:

The BSP was updated in 2013 and the matching bonus share award is 150% of the cash bonus for the executive team and 120% of the cash bonus for qualifying employees below the executive level.

Maximum value of annual cash incentive and bonus shares:

The table below shows the maximum cash bonus and bonus shares for the executive team:

Short term incentives	Cash bonus as a % of salary on achieving Target metrics	Cash bonus as a % of salary on achieving Stretch metrics	Total award as a % of salary (cash + equity) on achieving Target metrics	Total maximum award as a % of salary (cash + equity) on achieving Stretch metrics
Chief Executive Officer	40%	80%	100%	200%
Chief Financial Officer	35%	70%	87.5%	175%
Executive Management	30%	60%	75%	150%

Company and individual limit:

An aggregate limit between the BSP and the LTIP applies – refer to details in the Directors' Report from page 46.

Operation and performance measures:

Awards in terms of the BSP are determined on the basis of both company and individual performance measures. The individual performance measures are the agreed priorities and focus areas for the year and the company metrics are derived from the business strategy and focus. The company and individual weightings for the executive team are as follows:

Short-term incentives	Company performance weighting as a % of bonus	Individual performance weighting as a % of bonus
Chief Executive Officer	70%	30%
Chief Financial Officer	60%	40%
Executive Management	60%	40%

Individual Key Performance Indicators (KPI's) for 2013 were set in alignment with company strategy for each executive, under the following categories:

(1) People are the business: To deliver on our targets, we need to put in place the people, the management, the processes and strategy to deliver. These are inclusive of individual metrics that are cascaded through the business on the applicable Regional and Business Unit measurements on transformation, localisation and Black Economic Empowerment (BEE) targets (where applicable);

(2) Grow the business to support shareholder value: To deliver exceptional returns we need to target cash flow and financial performance growth;

(3) Manage the asset base as an investment portfolio: To deliver sustainable returns and maximum shareholder value, we need to be able to sustain and grow the business;

(4) Create new business model to improve margins and deliver on 15% Return on Equity (ROE) targets: We must establish a business model that ensures we have a sustainable and growing business; and

(5) Building a sustainable business: We will not maintain our license to operate unless we have a sustainable business model in place, and we see a potential competitive advantage in this undertaking.

Assessment of performance:

Once the performance year is completed each executive's individual performance is reviewed by the CEO and the Committee. Their performance score along with the overall company performance scores are consolidated by the finance team and audited prior to bonuses being allocated.

Actual 2013 performance:

The company performance criteria used in 2013 are indicated below with the weightings for each of the criterion. A safety multiplier is applied once the bonus score has been calculated; this can either reduce or increase the final bonus score by up to 25% although the bonus remains capped at the overall maximum cap per level.

BSP company performance measure 2013	Weighting
Resource to Reserve conversion	20%
Production	30%
Total cash costs (including stay-in-business capital, Ore Reserve development and corporate costs)	30%
Adjusted headline earnings per share (AHEPS)	20%
Sub Total	**100%**
Safety	+ / - 25% multiplier on the base calculation

The final performance scores for 2013 were calculated as follows:

Performance measure	Target	Achieved	% of Target metrics achieved	Max points achievable on Stretch metrics	Points awarded
Resource to Reserve conversion	2.2moz	(1.2moz)	-	20	-
Production	4,349koz	4,105koz	94.4%	30	17.6
Total cash costs (including Stay-in-business-capital, Ore Reserve development and corporate costs)	$4,599m	$4,713m	102.5%	30	19.5
AHEPS	251 UScps	209 UScps	59.5%	20	-
Sub Total				100	37.1
Safety multiplier			23.2% improvement	1.25	1.24
Total company performance points				**125**	**46.1**

The impact of foreign exchange rate and oil price were removed from the calculation.

Actual BSP Achieved

BSP achievement declined materially in 2012, however, a partial recovery can be noted in the 2013 results as per the graph below. This recovery is primarily due to the improved safety performance, a sharp turnaround in production and reduction in costs that were achieved, notably in the second half of the year.



Long-term incentives

Reward element	Description
Long-term incentive	The executives, prescribed officers, and qualifying managerial employees participate in the Long-Term Incentive Plan (LTIP). The objective of the LTIP is to align the interests of the company, shareholders and executive management over the medium to long term.

Participants:

All Executives Directors and Prescribed Officers participate in the LTIP.

Company and individual limit:

The company and individual limits for the BSP, LTIP and any other share scheme that AngloGold Ashanti has in place are described in the Director's Report on page 46.

Operation and performance measures:

Participants are granted the right to receive shares with a three year vesting period from date of grant. The LTIP is subject to approved company performance conditions.

Under the LTIP, no dividends are received by the executives or any eligible employee participating in the scheme. However, at the time of vesting, cash payments equal to the value of the accumulated dividends are allocated. No cash in lieu of dividends is paid across for any shares that lapsed or were forfeited during the year.

Value of awards:

The value of the awards that are typically granted under the LTIP as a percentage of base salary is shown in the table below (for these purposes base salary includes any offshore payments).

In 2013, the allocation of 140% of base pay for LTIP awards was approved for all executives with an additional 60% granted for the 2013 Retention Scheme. The maximum award for any executive is currently capped at 200% of base salary in any financial year.

The table below reflects the LTIP allocations by role:

Role	LTIP allocation as a % of base salary
Chief Executive Officer	160 - 200
Chief Financial Officer	140 - 200
Executive Management	100 - 200
Senior Management	80
Other Management (discretionary)	60

The LTIP awards granted in respect of the 2013 financial year, issued in 2013 to executive management, are disclosed in this report on page 48.

The table below indicates the percentage of the 2011 LTIP awards that vested on 21 February 2014:

Performance measure	Performance criteria	Achievement	Allocation 2011 - % awarded
Adjusted headline earnings per share (AHEPS)	AHEPS growth of at least 2% net of US inflation per year for three years on a sliding scale	Criteria not met	-
Total shareholder return (TSR)	Ranking against 4 competitor companies	Achieved 5th place	-
Safety	A 20% year on year improvement in Fatal Injuries Frequency Rate (FIFR) and All Injuries Frequency Rate (AIFR) for the 3 year period	Safety improvement of 36.9% against target	20.0%
Generation of resources	Between 21 – 27Moz (3x7-9Moz) measured/indicated resources	29.7Moz achievement	10.0%
Generation of reserves	9 – 15Moz (3x3-5Moz) published reserves achieved over a three year period	11.6Moz achievement	7.2%
Total LTIP award percentage			**37.2%**

Actual Long-Term Incentive Plan Vesting (as % of maximum achievable)

The graph below shows LTIP vesting over the past 6 years:



Options and awards granted

The table below reflects the number of options and awards granted to executive directors and prescribed officers for 2013 and 2012:

	Balance at 1 January 2013	Granted during 2013	Exercised during 2013	Pre-tax gains on share options exercised ($000)	Lapsed during 2013	Balance as at 31 December 2013 [1]
Executive Directors						
M Cutifani [3]	271,891	5,429	88,594	2,005	188,726	**-**
RN Duffy	109,648	65,193	-	-	8,298	**166,543**
AM O'Neill [4]	150,113	124,961	129,284	1,914	145,790	**-**
S Venkatakrishnan	136,395	99,043	-	-	15,045	**220,393**
	668,047	**294,626**	**217,878**	**3,919**	**357,859**	**386,936**
Prescribed Officers [2]						
I Boninelli	30,158	52,314	-	-	-	**82,472**
CE Carter	66,331	66,929	13,609	317	7,262	**112,389**
GJ Ehm	68,471	59,443	-	-	5,452	**122,462**
RW Largent	56,206	76,865	12,537	306	7,461	**113,073**
MP O'Hare	74,619	66,699	2,306	54	5,396	**133,616**
M MacFarlane	-	42,765	-	-	42,765	**-**
D Noko	-	45,334	-	-	-	**45,334**
ME Sanz Perez	21,793	46,087	-	-	-	**67,880**
YZ Simelane	42,969	36,218	-	-	5,152	**74,035**
	360,547	**492,654**	**28,452**	**677**	**73,488**	**751,261**
Other management	3,551,735	2,533,048	684,413	12,227	850,184	**4,550,186**
Total share incentive scheme	**4,580,329**	**3,320,328**	**930,743**	**16,823**	**1,281,531**	**5,688,383**

	Balance at 1 January 2012	Granted during 2012	Exercised during 2012	Pre-tax gains on share options exercised ($000)	Lapsed during 2012	Balance as at 31 December 2012 [1]
Executive Directors						
M Cutifani	258,210	112,183	86,293	2,800	12,209	271,891
S Venkatakrishnan	160,966	52,176	70,375	2,283	6,372	136,395
	419,176	164,359	156,668	5,083	18,581	408,286
Prescribed Officers [2]						
I Boninelli	8,568	21,590	-	-	-	30,158
CE Carter	76,627	25,507	32,621	1,058	3,182	66,331
RN Duffy	85,394	27,790	-	-	3,536	109,648
GJ Ehm	48,845	22,286	-	-	2,660	68,471
RW Largent	88,331	26,083	52,069	1,711	6,139	56,206
RL Lazare [7]	41,573	1,901	34,279	1,243	9,195	-
MP O'Hare	54,281	22,809	-	-	2,471	74,619
M MacFarlane [5]	-	-	-	-	-	-
AM O'Neill	108,544	45,512	-	-	3,943	150,113
D Noko [6]	-	-	-	-	-	-
ME Sanz Perez	8,406	13,387	-	-	-	21,793
YZ Simelane	32,008	13,350	-	-	2,389	42,969
	552,577	220,215	118,969	4,012	33,515	620,308
Other management	3,006,829	1,592,126	670,004	23,155	377,216	3,551,735
Total share incentive scheme	**3,978,582**	**1,976,700**	**945,641**	**32,250**	**429,312**	**4,580,329**

[1] The latest expiry date of all options/awards granted and outstanding at 31 December 2013 is 13 March 2023 (2012: 21 February 2022; 2011: 21 February 2021).

[2] Pursuant to the Companies Act, which came into effect on 1 May 2011, companies are required to identify and disclose the remuneration for the Prescribed Officers of the company.

[3] No longer an Executive Director with effect from 31 March 2013.

[4] No longer an Executive Director with effect 15 July 2013 and went on early retirement from 2 August 2013.

[5] M MacFarlane was appointed to the Executive Committee with effect from 1 June 2012 and therefore had no holdings/grants in 2012.

[6] D Noko was appointed to the Executive Committee with effect from 15 June 2012 and therefore had no holdings/grants in 2012.

[7] No longer a prescribed officer with effect from 31 March 2012.

Subsequent to year end and up to 28 February 2014, no options/awards have been exercised by Executive Directors and Prescribed Officers, except for: CE Carter who exercised 4,481 awards for a pre-tax gain of $89k; and RW Largent who exercised 4,790 awards for a pre-tax gain of $101k.

A total of 1,668,617 (2012: 1,264,872; 2011: 1,143,194) options/awards out of the 5,688,383 (2012: 4,580,329; 2011: 3,978,582) options/awards granted and outstanding at 31 December are fully vested.

Awards granted since 2005 have been granted at no cost to participants.

Non-Executive Directors are not eligible to participate in the share incentive scheme.

Co-Investment Plan

Reward element	Description
Co-Investment Plan	Executives are, on a voluntary basis, provided the opportunity to participate in the Co-Investment Executive Share Plan (CIP). This allows for the executive to take up to 50% of their after-tax cash bonus to participate in a further matching scheme by purchasing shares in AngloGold Ashanti, and the company will match their initial investment into the scheme at 150%, with vesting over a two-year period in two equal tranches, on condition that the initial investment is retained for a minimum of two years. This allows the executives to hold shares in AngloGold Ashanti aligning both their and the shareholders' interests. This further supports the strategy of the Minimum Shareholding Requirements for our executives.

Treatment of BSP, LTIP and CIP shares upon departure

Where a participant of the BSP, LTIP or CIP leaves the employment of AngloGold Ashanti through the course of the year the following is applied:

Scheme	Resignation	Dismissal	Normal & early retirement, retrenchment and death
BSP	Unvested shares lapse	Lapse all shares (both vested unexercised and unvested)	Pro-rata unvested shares based on the length of employment from date of offer
LTIP	Unvested shares lapse	Lapse all shares, (both vested unexercised and unvested)	Pro-rata unvested shares based on the length of employment from date of offer by applying the last two years' average performance results (death has no performance criteria applied)
CIP	Unvested matching portion lapses	Forfeit matching portion of shares	Matching shares based on the length of employment from date of purchase

Pay mix of Executive Directors

Remuneration mix: CEO, CFO & Executive Committee members

The graphs below indicates the pay mix for the Executive Directors and Prescribed Officers, taking all of the reward elements into consideration:



Notes:
- *LTIP target shares are calculated on an estimated performance achievement of 49.43% (last 3 years' average)*
- *BSP target is calculated at 50% of the maximum*
- *BSP shares are a 150% matching of the cash bonus*

Minimum Shareholding Requirements for executives

With effect from March 2013, a Minimum Shareholding Requirement (MSR) was applied to the executives. The Committee is of the opinion that share ownership by executives demonstrates their commitment to the success of the company, and serves to reinforce the alignment between executive and shareholder interests. Further, MSRs are in line with international best practice.

Executive Directors
- Within three years of appointment (or for existing executives, from the introduction of the rule), Executive Directors (CEO and CFO) are required to accumulate an MSR of AngloGold Ashanti shares to the value of 100% of net annual base salary; and
- At the end of six years, Executive Directors are to accumulate an MSR of AngloGold Ashanti shares to the value of 200% of net annual base salary, which they will be required to hold on an on-going basis.

Executive Committee members
- Within three years of appointment (or for existing executives, from the introduction of the rule), the Executive Committee members are required to accumulate an MSR of AngloGold Ashanti shares to the value of 75% of net annual base salary; and
- At the end of six years, the Executive Committee members are to accumulate an MSR of AngloGold Ashanti shares to the value of 150% of net annual base salary, which they will be required to hold on an on-going basis.

REVISED ANGLOGOLD ASHANTI STRATEGY

The sharp decline in gold price in 2013 required a refocus of the strategic objectives of the company. This, aligned with shareholder requirements, led AngloGold Ashanti to reposition their variable pay elements in line with the 5 broad strategic targets below:

(1) **Maintain the strong foundation** – Safety: Improve safety performance and reduce fatalities; People: Develop and retain the people who are the business; and Sustainability: ensure that the we retain our social licences to operate

(2) **Improving financial flexibility** – Being prudent and proactive in balance sheet management by - improving earnings, returns and free cash flow; ensuring liquidity and headroom; and by mitigating refinancing risks

(3) **Optimise our cost base** – Reduce direct operating costs, overheads and indirect spend and optimise annual total capital spend

(4) **Improve portfolio quality** – Bring on line Tropicana, Kibali and brownfields projects under construction and remove unprofitable ounces by better planning and divesture of marginal assets

(5) **Maintain long term optionality, albeit at a reasonable cost** – Ramp up the reef boring technology at the South African mines and focused greenfield exploration programmes at selected international assets

Short-term incentives 2014

For 2014, the BSP metrics have been amended to better align with the new strategic goals of AngloGold Ashanti.

Long-term incentives 2014

For 2014, the LTIP metrics have been amended to better align with the new strategic goals of AngloGold Ashanti, as well as to take into account shareholder feedback.

The BSP and LTIP metrics are aligned to the delivery of the strategy as per the strategic diagram below:



BSP METRICS:
• Production
• All-in sustaining costs
• AHEPS
• Free Cash Flow
• Capex/ Project delivery
LTIP METRICS:
• Total Shareholder Return
• Asset Optimisation
• Safety
LTIP METRICS:
• Total Shareholder Return
• Asset Optimisation
• Future Optionality
BSP METRICS:
• Production
• All-in sustaining costs
• AHEPS
• Free Cash Flow
• Capex/ Project delivery
• 2014 Ore Reserve Pre depletion
Optimise overhead, costs and capital expenditure
Improve portfolio quality
Sustainable
cash flow improvements
and returns
Ensure financial flexibility
Maintain long-term optionality
Focus on people, safety and sustainability
LTIP METRICS:
• Total Shareholder Return
• Safety
BSP METRICS:
• Production
• All-in sustaining costs
• AHEPS
• Free Cash Flow
• Capex/ Project delivery
LTIP METRICS:
• Total Shareholder Return
• Future Optionality
BSP METRICS:
• Capex/ Project delivery
• 2014 Ore Reserve Pre depletion
BSP METRICS:
• Production
• Free Cash Flow
• Safety
• Environment, Health and Community
LTIP METRICS:
• Total Shareholder Return
• People
• Safety

REMUNERATION OF NON-EXECUTIVE DIRECTORS

Remuneration for the Non-Executive Directors is set taking into consideration both the guidance of King III and the legislative requirements of the Companies Act. Using competitive market benchmark information provided by Mercer Consulting (South Africa) Pty Limited the remuneration rates were reviewed. Over the past three years the Non-Executive Director remuneration has been adjusted to equalise the international and South African directors. The proposed alignment adjustment of board fees approved for June 2013 was fully implemented in October 2013. The final proposed adjustment will be put to shareholders for approval at the Annual General Meeting. The actual remuneration for the Non-Executive Directors can be viewed in the table that follows:

Non-Executive Directors' fees and allowances

Figures in thousands [1]	Director fees	Committee fees	Travel allowance	Total	Total	Total
US Dollars	**2013**				2012	2011
SM Pityana (chairman)	**88**	**98**	**-**	**186**	175	137
TT Mboweni	**292**	**52**	**-**	**344**	357	302
TJ Motlatsi (retired 17 February 2011) [2]	**-**	**-**	**-**	**-**	-	36
FB Arisman	**60**	**51**	**9**	**120**	251	258
R Gasant	**72**	**59**	**-**	**131**	118	102
NP January-Bardill	**70**	**70**	**-**	**140**	146	17
MJ Kirkwood	**107**	**112**	**47**	**266**	94	-
WA Nairn	**39**	**32**	**-**	**71**	178	146
LW Nkuhlu	**72**	**112**	**-**	**184**	178	135
F Ohene-Kena	**25**	**13**	**16**	**54**	118	111
RJ Ruston	**83**	**121**	**47**	**251**	189	-
Total [2]	**908**	**720**	**119**	**1,747**	1,804	1,244

[1] Directors' compensation is disclosed in US dollars, the amounts reflected are the values calculated using the exchange rate of R9.6231:$1 (2012: R8.1961: $1; 2011 R7.2569:$1).

[2] Fees are disclosed only for the period from or to which, office is held.

[3] At the Annual General Meeting of shareholders held on 13 May 2013, shareholders approved an increase in directors' fees with effect from 1 June 2013. Directors fees for committees may vary depending on the number of committees on which the Non-Executive Director is a member and whether he/she is the Chairman or a member of the committee.

Non-Executive Directors do not hold service contracts with the company. Executive Directors do not receive payment of directors' fees or committee fees.

INDEPENDENT AUDITOR'S REPORT

To the shareholders of AngloGold Ashanti Limited

We have audited the consolidated and separate financial statements of AngloGold Ashanti Limited set out on pages 78 to 226, which comprise the statements of financial position as at 31 December 2013, and the statements of comprehensive income, statements of changes in equity and statements of cash flows for the year then ended, and the notes, comprising a summary of significant accounting policies and other explanatory information.

DIRECTORS' RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The company's directors are responsible for the preparation and fair presentation of these consolidated and separate financial statements in accordance with International Financial Reporting Standards and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of consolidated and separate financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated and separate financial statements based on our audit. We conducted our audit in accordance with the International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated and separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated and separate financial statements present fairly, in all material respects, the consolidated and separate financial position of AngloGold Ashanti Limited as at 31 December 2013, and its consolidated and separate financial performance and consolidated and separate cash flows for the year then ended in accordance with International Financial Reporting Standards, and the requirements of the Companies Act of South Africa.

OTHER REPORTS REQUIRED BY THE COMPANIES ACT

As part of our audit of the consolidated and separate financial statements for the year ended 31 December 2013, we have read the Directors' Report, the Chairman's letter of the Audit and Corporate Governance Committee and the Company Secretary's Certificate for the purpose of identifying whether there are material inconsistencies between these reports and the audited consolidated and separate financial statements. These reports are the responsibility of the respective preparers. Based on our reading of these reports, we have not identified material inconsistencies between these reports and the audited consolidated and separate financial statements. However, we have not audited these reports and accordingly do not express an opinion on these reports.

Ernst & Young Inc.
Director – Lance Ian Neame Tomlinson
Registered Auditor
Chartered Accountant (SA)
102 Rivonia Road
Sandton, Johannesburg

18 March 2014

GROUP – INCOME STATEMENT

For the year ended 31 December

Figures in million	Notes	**2013**	2012 Restated	2011 Restated
		US Dollars		
Revenue	3	**5,708**	6,632	6,925
Gold income	2,3	**5,497**	6,353	6,570
Cost of sales	4	**(4,146)**	(3,964)	(3,892)
Gain (loss) on non-hedge derivatives and other commodity contracts	37	**94**	(35)	(1)
Gross profit	2	**1,445**	2,354	2,677
Corporate administration, marketing and other expenses	5	**(201)**	(291)	(278)
Exploration and evaluation costs		**(255)**	(395)	(279)
Other operating expenses	6	**(19)**	(47)	(31)
Special items	7	**(3,410)**	(402)	163
Operating (loss) profit		**(2,440)**	1,219	2,252
Dividends received	3	**5**	7	-
Interest received	3	**39**	43	52
Exchange gain		**14**	8	2
Finance costs and unwinding of obligations	8	**(296)**	(231)	(196)
Fair value adjustment on $1.25bn bonds		**(58)**	-	-
Fair value adjustment on option component of convertible bonds		**9**	83	84
Fair value adjustment on mandatory convertible bonds		**356**	162	104
Share of associates and joint ventures' (loss) profit	9	**(162)**	(30)	72
(Loss) profit before taxation		**(2,533)**	1,261	2,370
Taxation	12	**333**	(346)	(737)
(Loss) profit for the year		**(2,200)**	915	1,633
Allocated as follows				
Equity shareholders		**(2,230)**	897	1,587
Non-controlling interests		**30**	18	46
		(2,200)	915	1,633
Basic (loss) earnings per ordinary share (cents)	13	**(568)**	232	411
Diluted (loss) earnings per ordinary share (cents)	13	**(631)**	177	355

GROUP – STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December

Figures in million	2013	2012 Restated	2011 Restated
		US Dollars	
(Loss) profit for the year	**(2,200)**	915	1,633
Items that will be reclassified subsequently to profit or loss:			
Exchange differences on translation of foreign operations	**(433)**	(92)	(365)
Share of associates and joint ventures' other comprehensive loss	**-**	-	(1)
Net loss on available-for-sale financial assets	**(23)**	(27)	(81)
Release on impairment of available-for-sale financial assets (note 7)	**30**	16	21
Release on disposal of available-for-sale financial assets	**(1)**	-	1
Cash flow hedges	**1**	-	-
Deferred taxation thereon	**2**	6	(8)
	9	(5)	(67)
Items that will not be reclassified subsequently to profit or loss:			
Actuarial gain (loss) recognised	**69**	(14)	(36)
Deferred taxation rate change thereon	**-**	(9)	-
Deferred taxation thereon	**(20)**	3	13
	49	(20)	(23)
Other comprehensive loss for the year, net of tax	**(375)**	(117)	(456)
Total comprehensive (loss) income for the year, net of tax	**(2,575)**	798	1,177
Allocated as follows			
Equity shareholders	**(2,605)**	780	1,131
Non-controlling interests	**30**	18	46
	(2,575)	798	1,177

GROUP – STATEMENT OF FINANCIAL POSITION
As at 31 December

Figures in million	Notes	2013	2012 Restated	2011 Restated
			US Dollars	
ASSETS				
Non-current assets				
Tangible assets	15	**4,815**	7,776	6,545
Intangible assets	16	**267**	315	210
Investments in associates and joint ventures	18	**1,327**	1,047	691
Other investments	19	**131**	167	186
Inventories	20	**586**	610	410
Trade and other receivables	22	**29**	79	76
Deferred taxation	30	**177**	97	79
Cash restricted for use	23	**31**	29	23
Other non-current assets	21	**41**	7	9
		7,404	10,127	8,229
Current assets				
Other investments	19	**1**	-	-
Inventories	20	**1,053**	1,213	998
Trade and other receivables	22	**369**	472	354
Cash restricted for use	23	**46**	35	35
Cash and cash equivalents	24	**648**	892	1,112
		2,117	2,612	2,499
Non-current assets held for sale	25	**153**	-	21
		2,270	2,612	2,520
Total assets		**9,674**	12,739	10,749
EQUITY AND LIABILITIES				
Share capital and premium	26	**7,006**	6,742	6,689
Accumulated losses and other reserves		**(3,927)**	(1,269)	(1,706)
Shareholders' equity		**3,079**	5,473	4,983
Non-controlling interests		**28**	21	137
Total equity		**3,107**	5,494	5,120
Non-current liabilities				
Borrowings	27	**3,633**	2,724	2,456
Environmental rehabilitation and other provisions	28	**963**	1,238	782
Provision for pension and post-retirement benefits	29	**152**	221	195
Trade, other payables and deferred income	31	**4**	10	14
Derivatives	37	**-**	10	93
Deferred taxation	30	**579**	1,084	1,148
		5,331	5,287	4,688
Current liabilities				
Borrowings	27	**258**	859	32
Trade, other payables and deferred income	31	**820**	979	751
Bank overdraft	24	**20**	-	-
Taxation	32	**81**	120	158
		1,179	1,958	941
Non-current liabilities held for sale	25	**57**	-	-
		1,236	1,958	941
Total liabilities		**6,567**	7,245	5,629
Total equity and liabilities		**9,674**	12,739	10,749

GROUP – STATEMENT OF CASH FLOWS

For the year ended 31 December

Figures in million	Notes	**2013**	2012 Restated	2011 Restated
		US Dollars		
Cash flows from operating activities				
Receipts from customers		**5,709**	6,523	6,796
Payments to suppliers and employees		**(4,317)**	(4,173)	(3,715)
Cash generated from operations	33	**1,392**	2,350	3,081
Dividends received from joint ventures		**18**	72	111
Taxation refund	32	**23**	54	98
Taxation paid	32	**(187)**	(507)	(477)
Net cash inflow from operating activities		**1,246**	1,969	2,813
Cash flows from investing activities				
Capital expenditure				
- project capital		**(594)**	(779)	(459)
- stay-in-business capital		**(907)**	(1,146)	(1,092)
Interest capitalised and paid		**(5)**	(12)	-
Expenditure on intangible assets		**(68)**	(79)	(16)
Proceeds from disposal of tangible assets		**10**	5	19
Other investments acquired		**(91)**	(97)	(147)
Proceeds from disposal of other investments		**81**	86	91
Investments in associates and joint ventures		**(472)**	(349)	(115)
Proceeds from disposal of associates and joint ventures		**6**	20	-
Loans advanced to associates and joint ventures		**(41)**	(65)	(25)
Loans repaid by associates and joint ventures		**33**	1	-
Dividends received		**5**	7	-
Proceeds from disposal of subsidiary	34	**2**	6	9
Cash in subsidiary acquired	34	**-**	5	-
Cash in subsidiary disposed	34	**-**	(31)	(11)
Reclassification of cash balances to held for sale assets		**(2)**	-	-
Acquisition of subsidiary and loan	34	**-**	(335)	-
Increase in cash restricted for use		**(20)**	(3)	(19)
Interest received		**23**	36	39
Loans advanced		**-**	(45)	-
Repayment of loans advanced		**-**	-	4
Net cash outflow from investing activities		**(2,040)**	(2,775)	(1,722)
Cash flows from financing activities				
Proceeds from issue of share capital		**-**	2	10
Share issue expenses		**-**	-	(1)
Proceeds from borrowings		**2,344**	1,432	109
Repayment of borrowings		**(1,486)**	(217)	(268)
Finance costs paid		**(200)**	(145)	(144)
Acquisition of non-controlling interest		**-**	(215)	-
Revolving credit facility and bond transaction costs		**(36)**	(30)	-
Dividends paid		**(62)**	(236)	(169)
Net cash inflow (outflow) from financing activities		**560**	591	(463)
Net (decrease) increase in cash and cash equivalents		**(234)**	(215)	628
Translation		**(30)**	(5)	(102)
Cash and cash equivalents at beginning of year		**892**	1,112	586
Cash and cash equivalents at end of year	24	**628**	892	1,112

GROUP – STATEMENT OF CHANGES IN EQUITY

Figures in million	Equity holders of the parent								Non-controlling interests	Total equity
	Share capital and premium	Other capital reserves [1]	Accumulated losses [2]	Cash flow hedge reserve [3]	Available-for-sale reserve [4]	Actuarial (losses) gains	Foreign currency translation reserve	Total		
US Dollars										
Balance at 31 December 2010 as previously reported	6,627	194	(2,750)	(2)	86	(62)	(104)	3,989	124	4,113
Restated for IFRIC 20 (note 39)			(83)					(83)		(83)
Restated for IAS 19 (note 39)			(2)		2			-		-
Balance at 31 December 2010 - restated	6,627	194	(2,835)	(2)	86	(60)	(104)	3,906	124	4,030
Profit for the year			1,587					1,587	46	1,633
Other comprehensive loss		(1)			(67)	(23)	(365)	(456)		(456)
Total comprehensive (loss) income	-	(1)	1,587	-	(67)	(23)	(365)	1,131	46	1,177
Shares issued	63							63		63
Share issue expenses	(1)							(1)		(1)
Share-based payment for share awards net of exercised		9						9		9
Dividends paid (note 14)			(131)					(131)		(131)
Dividends of subsidiaries								-	(27)	(27)
Translation		(31)	28		(1)	10		6	(6)	-
Balance at 31 December 2011 - restated	6,689	171	(1,351)	(2)	18	(73)	(469)	4,983	137	5,120
Profit for the year			897					897	18	915
Other comprehensive loss					(5)	(20)	(92)	(117)		(117)
Total comprehensive income (loss)	-	-	897	-	(5)	(20)	(92)	780	18	798
Shares issued	53							53		53
Share-based payment for share awards net of exercised		15						15		15
Acquisition of non-controlling interest [5]			(144)					(144)	(71)	(215)
Disposal of subsidiary [6]								-	(45)	(45)
Dividends paid (note 14)			(215)					(215)		(215)
Dividends of subsidiaries								-	(17)	(17)
Translation		(9)	7			3		1	(1)	-
Balance at 31 December 2012 - restated	6,742	177	(806)	(2)	13	(90)	(561)	5,473	21	5,494
Loss for the year			(2,230)					(2,230)	30	(2,200)
Other comprehensive income (loss)				1	8	49	(433)	(375)		(375)
Total comprehensive (loss) income	-	-	(2,230)	1	8	49	(433)	(2,605)	30	(2,575)
Shares issued [7]	264							264		264
Share-based payment for share awards net of exercised [8]		(13)						(13)		(13)
Dividends paid (note 14)			(40)					(40)		(40)
Dividends of subsidiaries								-	(23)	(23)
Translation		(28)	15		(3)	16		-		-
Balance at 31 December 2013	7,006	136	(3,061)	(1)	18	(25)	(994)	3,079	28	3,107

[1] Other capital reserves comprise a surplus on disposal of company shares held by companies prior to the formation of AngloGold Ashanti Limited of $14m (2012: $17m; 2011: $18m), surplus on equity transaction of joint venture of $36m (2012: $36m; 2011: $37m), share of associates and joint ventures' other comprehensive loss of $2m (2012: $1m; 2011: $1m), equity items for share-based payments of $85m (2012: $123m; 2011: $115m) and other reserves.

[2] Included in accumulated losses are retained earnings totalling $83m (2012: $181m; 2011: $189m) arising at the joint venture operations which may not be remitted without third party consent and gains/losses on the convertible bonds of $709m (2012: $344m; 2011: $99m), which is included in certain subsidiaries.

[3] Cash flow hedge reserve represents the effective portion of fair value gains or losses in respect of cash flow hedges that expired in prior periods. The cash flow hedge reserve shall remain in equity and will unwind over the life of the Serra Grande mine.

[4] Available-for-sale reserve represents fair value gains or losses on available-for-sale financial assets.

[5] On 28 June 2012, AngloGold Ashanti Limited acquired the remaining 50% shareholding in the Serra Grande mine from Kinross Gold Corporation for $220m less $5m for dividends declared and paid to minorities.

[6] In early December 2012, AngloGold Ashanti Limited disposed of a 5% interest in Rand Refinery Limited, resulting in Rand Refinery Limited being reported as an associate.

[7] Includes share awards exercised and delivery of 18,140,000 shares to settle the outstanding 6% Mandatory Convertible Subordinated Bonds.

[8] Includes reassessment of estimated vesting profile related to the accelerated share options.

GROUP- NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

1   ACCOUNTING POLICIES

Statement of compliance

The consolidated and company financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board (IASB) in the English language, the Financial Reporting Guides (FRG) as issued by the South African Institute of Chartered Accountants and the Companies Act.

During the current financial year, the following standards, interpretations and amendments were adopted:

Regulatory publication	Title	Effective for annual periods beginning on or after
IFRS 7	Amendment – Disclosures – Offsetting Financial Assets and Financial Liabilities	1 January 2013
IFRS 10	Consolidated Financial Statements	1 January 2013
IFRS 11	Joint Arrangements	1 January 2013
IFRS 12	Disclosure of Interests in Other Entities	1 January 2013
IFRS 13	Fair Value Measurement	1 January 2013
IFRSs	Annual Improvements 2009 – 2011	1 January 2013
IAS 1	Amendment – Presentation of Items of Other Comprehensive Income	1 July 2012
IAS 19	Employee Benefits (revised)	1 January 2013
IAS 27	Separate Financial Statements (Revised 2011)	1 January 2013
IAS 28	Investments in Associates and Joint Ventures (Revised 2011)	1 January 2013
IAS 36	Amendment - Recoverable Amount Disclosures for Non-Financial Assets	1 January 2014
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine	1 January 2013
Circular 2/2013	Headline Earnings	Annual periods ending 31 July 2013

The adoption of these standards, interpretations and amendments did not have any effect on the financial position or results of the group, except for IFRIC 20 and IAS 19. The adoption of IAS 1, IFRS 12 and IFRS 13 had an effect on disclosures by the group.

IAS 1 amendments were adopted which requires an entity to group other comprehensive income items by those that will be subsequently reclassified and those that will not be subsequently reclassified to profit and loss. The amendment affected presentation and had no impact on the group's financial position or performance.

IFRIC 20 clarifies when an entity should recognise waste removal costs that are incurred in surface mining activity during the production phase of the mine ("production stripping costs") as an asset. The interpretation impacts the way in which the group accounts for production stripping costs (refer change in accounting policies Note 39).

IAS 19 includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognised in other comprehensive income (OCI) and permanently excluded from profit and loss; expected returns on plan assets that are no longer recognised in profit or loss, instead, there is a requirement to recognise interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation; and unvested past service costs are now recognised in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognised. Other amendments include new disclosures. In the case of the group, the transition to IAS 19 had no impact on the net defined benefit plan obligations due to the difference in accounting for interest on plan assets (refer change in accounting policies Note 39).

IFRS 10 replaces the guidance on control and consolidation in IAS 27 "Consolidated and Separate Financial Statements", and SIC-12 "Consolidation – Special Purpose Entities". In accordance with IFRS 10, the group re-assessed the control conclusion for its investees at 1 January 2013 and concluded that the adoption of IFRS 10 did not result in any change in the consolidation status of its subsidiaries.

Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures depending upon the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. The group has assessed the nature of its joint arrangements and identified the joint ventures and the joint operations at 1 January 2013 and concluded that the adoption of IFRS 11 did not result in any change in the method of accounting for its joint arrangements. Under IFRS 11, the group is required to account for its joint ventures using the equity method. Joint operations are accounted for by recognition of the joint operator's interest in the assets, liabilities, revenues and expenses in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses.

The IAS 36 amendments remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, these amendments require disclosure of the recoverable amounts for the assets or CGUs for which impairment loss has been recognised or reversed during the period. These amendments are effective retrospectively for annual periods beginning on or after 1 January 2014 with earlier application permitted, provided IFRS 13 is also applied. The group has early adopted these amendments to IAS 36 as it has adopted IFRS 13 and these amendments impact the adoption consequences.

The following accounting standards, amendments to standards and new interpretations (as at 11 March 2014, the last practicable date), which are not yet mandatory, have not been adopted in the current year:

Standard or Interpretation	Title	Effective for annual periods beginning on or after
IFRS 9	Financial Instruments: Classification and Measurement	1 January 2015
IAS 32	Amendment – Offsetting Financial Assets and Financial Liabilities	1 January 2014
IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	1 January 2015
IFRS 10, 12 and IAS 27	Investment Entities	1 January 2014
IAS 39	Amendment – Novation of Derivatives and Continuation of Hedge Accounting	1 January 2014
IFRIC 21	Levies	1 January 2014
IFRS 14	Regulatory Deferral Accounts	1 January 2016

The group is in the process of assessing the significance of these new standards, amendments to standards and new interpretations.

1.1   BASIS OF PREPARATION

The financial statements are prepared according to the historical cost convention, except for the revaluation of certain financial instruments to fair value. The group's accounting policies as set out below are consistent in all material respects with those applied in the previous year, except for the adoption of the new and revised standards and interpretations mentioned above.

The group financial statements are presented in US dollars.

The group financial statements incorporate the financial statements of the company, its subsidiaries and its interests in joint ventures and associates. The financial statements of all material subsidiaries, the Environmental Rehabilitation Trust Fund, joint ventures and associates, are prepared using the same accounting policies as the holding company.

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Control would generally exist where the group owns more than 50% of the voting rights, unless the group and other investors collectively control the entity where they must act together to direct the relevant activities. In such cases, as no investor individually controls the entity the investment is accounted for as an equity method investment or a joint operation. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date on which control ceases. The group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the group obtains control over the subsidiary and ceases when the group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the statement of comprehensive income from the date the group gains control until the date the group ceases to control the subsidiary.

The acquisition of non-controlling interests is reflected as an equity transaction. The entire difference between the cost of the additional interest and the non-controlling interests' share at the date of acquisition is reflected as a transaction between owners.

Disclosures for non-controlling interests are assessed by reference to consolidated non-controlling interest.

Intra-group transactions, balances and unrealised gains and losses on transactions between group companies, including any resulting tax effect are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Subsidiaries are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.

1.2   SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES
Use of estimates
The preparation of the financial statements requires the group's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to Ore Reserve that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments/ reversals (including impairments of goodwill); and write-downs of inventory to net realisable value. Other estimates include post-employment, post-retirement and other employee benefit liabilities and deferred taxation.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

As a global company, the group is exposed to numerous legal risks. The outcome of currently pending and future proceedings cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partly, under insurance policies and that could significantly influence the business and results of operations.

The judgements that management has applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Carrying value of goodwill and tangible assets
The majority of mining assets are amortised using the units-of-production method where the mine operating plan calls for production from a well-defined proved and probable Ore Reserve.

For mobile and other equipment, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable Ore Reserve as the useful lives of these assets are considered to be limited to the life of the relevant mine.

The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable Ore Reserve. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating Ore Reserve.

These factors could include:
- changes in proved and probable Ore Reserve;
- the grade of Ore Reserve may vary significantly from time to time;
- differences between actual commodity prices and commodity price assumptions;
- unforeseen operational issues at mine sites; and
- changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

Changes in proved and probable Ore Reserve could similarly impact the useful lives of assets amortised on the straight-line method, where those lives are limited to the life of the mine.

The group has a number of surface mining operations that are in the production phase for which production stripping costs are incurred. The benefits that accrue to the group as a result of incurring production stripping costs include (a) ore that can be used to produce inventory and (b) improved access to further quantities of material that will be mined in future periods.

The production stripping costs relating to improved access to further quantities in future periods are capitalised as a stripping activity asset, if and only if, all of the following are met:
- It is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the group;
- The group can identify the component of the ore body for which access has been improved; and
- The costs relating to the stripping activity associated with that component or components can be measured reliably.

Components of the various ore bodies at the operations of the group are determined based on the geological areas identified for each of the ore bodies and are reflected in the Ore Reserve reporting of the group. In determining whether any production stripping costs should be capitalised as a stripping activity asset, the group uses three operational guidance measures; two of which relate to production measures, while the third relates to an average stripping ratio measure.

Once determined that any portion of the production stripping costs should be capitalised, the group uses the average stripping ratio of the component or components to which the production stripping costs relate to determine the amount of the production stripping costs that should be capitalised. Stripping activity assets are amortised on the units-of-production method based on the Ore Reserve of the component or components of the ore body to which these assets relate.

This accounting treatment is consistent with that for stripping costs incurred during the development phase of a mine, before production commences, except that stripping costs incurred during the development phase of a mine, before production commences, are amortised on the units-of-production method based on the Ore Reserve of the life of the mine as a whole.

Deferred stripping costs are included in 'Mine development costs', within tangible assets. These costs form part of the total investment in the relevant cash-generating unit, which is reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable. Amortisation of stripping activity assets is included in operating costs.

An individual operating mine is not a typical going-concern business because of the finite life of its reserves. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of IAS 36 "Impairment of Assets", the group performs its annual impairment review of assigned goodwill during the fourth quarter of each year.

The group reviews and tests the carrying value of tangible assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time and impact the recoverable amounts. The cash flows and value in use are significantly affected by a number of factors including published reserves, resources, exploration potential and production estimates, together with economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure. Refer note 15 for estimates and assumptions used to calculate recoverable amounts. In addition the group considers the reversal of previously recognised impairments at each reporting date. At the reporting date the group assesses whether any of the indicators which gave rise to previously recognised impairments have changed such that the impairment loss no longer exists or may have decreased. The impairment loss is then assessed on the original factors for reversal and if indicated, such reversal is recognised.

The recoverable amount is estimated based on the positive indicators. If an impairment loss has decreased, the carrying amount is recorded at the recoverable amount as limited in terms of IAS 36.

The carrying amount of goodwill in the consolidated financial statements at 31 December 2013 was $154m (2012: $195m; 2011: $179m). The carrying amount of tangible assets at 31 December 2013 was $4,815m (2012: $7,776m; 2011: $6,545m). The impairment and derecognition of goodwill and tangible assets recognised in the consolidated financial statements for the year ended 31 December 2013 were $15m (2012: $nil; 2011: $nil) and $2,978m (2012: $356m; 2011: $15m) respectively. No reversals of impairment were recognised during 2013, (2012: nil; 2011:$135m).

Production start date

The group assesses the stage of each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The group considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moves into the production stage. Some of the criteria would include but are not limited to the following:
- the level of capital expenditure compared to the construction cost estimates;
- completion of a reasonable period of testing of the mine plant and equipment;
- ability to produce gold in saleable form (within specifications and the de minimis rule); and
- ability to sustain ongoing production of gold.

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development, deferred stripping activities, or Ore Reserve development.

Income taxes

The group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the group to realise the net deferred tax assets recorded at the reporting date could be impacted.

Additionally, future changes in tax laws in the jurisdictions in which the group operates could limit the ability of the group to obtain tax deductions in future periods.

Carrying values of the group at 31 December 2013:
- deferred tax asset: $177m (2012: $97m; 2011: $79m);
- deferred tax liability: $579m (2012: $1,084m; 2011: $1,148m);
- taxation liability: $81m (2012: $120m; 2011: $158m); and
- taxation asset: $51m (2012: $54m; 2011: $39m).

Unrecognised value of deferred tax assets: $414m (2012: $89m; 2011: $51m).

Provision for environmental rehabilitation obligations

The group's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The group recognises management's best estimate for decommissioning and restoration obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates, inflation rates, foreign currency exchange rates and discount rates could affect the carrying amount of this provision.

The carrying amount of the rehabilitation obligations for the group at 31 December 2013 was $728m (2012: $841m; 2011: $747m).

Stockpiles, metals in process and ore on leach pad

Costs that are incurred in or benefit the production process are accumulated as stockpiles, metals in process and ore on leach pads. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.

Stockpiles and underground metals in process are measured by estimating the number of tonnes added and removed from the stockpile and from underground, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile and underground ore tonnages are verified by periodic surveys.

Estimates of the recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads based on measured tonnes added to the leach pads, the grade of ore placed on the leach pads based on assay data and a recovery percentage based on metallurgical testing and ore type.

Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of gold actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and engineering estimates are refined based on actual results over time.

Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realisable value are accounted for on a prospective basis.

The carrying amount of inventories (excluding finished goods and mine operating supplies) for the group at 31 December 2013 was $1,125m (2012: $1,309m; 2011: $994m).

Recoverable tax, rebates, levies and duties
In a number of countries, particularly in Continental Africa, AngloGold Ashanti Limited is due refunds of indirect tax which remain outstanding for periods longer than those provided for in the respective statutes.

In addition, AngloGold Ashanti Limited has unresolved tax disputes in a number of countries, particularly in Continental Africa and in Brazil. If the outstanding input taxes are not received and the tax disputes are not resolved in a manner favourable to AngloGold Ashanti Limited, it could have an adverse effect upon the carrying value of these assets.

The carrying value of recoverable tax, rebates, levies and duties for the group at 31 December 2013 was $229m (2012: $243m; 2011: $188m).

Pension plans and post-retirement medical obligations
The determination of AngloGold Ashanti Limited's obligation and expense for pension and provident funds, as well as post-retirement health care liabilities, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions include, among others, the discount rate, the expected long-term rate of return of plan assets, health care inflation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti Limited believes that these assumptions are appropriate, significant changes in the assumptions may materially affect pension and other post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in these assumptions occur.

The carrying value of the defined benefit plans (including the net asset position disclosed under non-current assets) at 31 December 2013 was $111m (2012: $221m; 2011: $192m).

Ore Reserve estimates

An Ore Reserve estimate is an estimate of the amount of product that can be economically and legally extracted from the group's properties. In order to calculate the Ore Reserve, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of the Ore Reserve requires the size, shape and depth of ore bodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The group is required to determine and report its Ore Reserve in accordance with the SAMREC code.

Because the economic assumptions used to estimate changes in the Ore Reserve from period to period, and because additional geological data is generated during the course of operations, estimates of the Ore Reserve may change from period to period. Changes in the reported Ore Reserve may affect the group's financial results and financial position in a number of ways, including the following:

- asset carrying values may be affected due to changes in estimated future cash flows;
- depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production method, or where the useful economic lives of assets change;
- overburden removal costs, including production stripping activities, recorded on the statement of financial position or charged in the income statement may change due to changes in stripping ratios or the units-of-production method of depreciation;
- decommissioning site restoration and environmental provisions may change where changes in the estimated Ore Reserve affect expectations about the timing or cost of these activities; and
- the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Development expenditure

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.

Share-based payments

The group issues equity-settled share-based payments to certain employees and third parties outside the group. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed as services are rendered over the vesting period, based on the group's estimate of the shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions.

Fair value is measured using the Black-Scholes option-pricing model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

The income statement charge for the year was $30m (2012: $66m; 2011: $61m).

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. Such contingencies include, but are not limited to environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments.

Firstly, when a loss is considered probable and reasonably estimable, a liability is recorded in the amount of the best estimate for the ultimate loss. The likelihood of a loss with respect to a contingency can be difficult to predict and determining a meaningful estimate of the loss or a range of loss may not always be practicable based on the information available at the time and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency. It is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information is continuously evaluated to determine both the likelihood of any potential loss and whether it is possible to reasonably estimate a range of possible losses. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided.

In determining the threshold for disclosure on a qualitative and quantitative basis, management considers the potential for a disruptive effect on the normal functioning of the group and/or whether the contingency could impact investment decisions. Such qualitative matters considered are reputational risks, regulatory compliance issues and reasonable investor considerations. For quantitative purposes an amount of $20m, has been considered.

Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the group could be materially affected by the unfavourable outcome of litigation.

1.3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Equity-accounted investments

Joint ventures

A joint venture is an entity in which the group holds a long-term interest and which the group and one or more other ventures jointly control under a contractual arrangement, that provides for strategic, financial and operating policy decisions relating to the activities requiring unanimous consent of the parties sharing control. The group's interests in joint arrangements classified as joint ventures are accounted for using the equity method.

Profits and losses realised in connection with transactions between the group and joint ventures are eliminated in proportion to share ownership. Such profits and losses are deducted from the group's equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group. Dividends received from joint ventures are included in operating activities in the cash flow statement.

Joint ventures are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.

Associates

The equity method of accounting is used for an investment over which the group exercises significant influence and normally owns between 20% and 50% of the voting equity. Associates are equity-accounted from the effective date of acquisition to the effective date of disposal. If necessary, impairment losses on the equity value are reported under share of profit and loss from investments accounted for using the equity method.

Profits and losses realised in connection with transactions between the group and associated companies are eliminated in proportion to share ownership. Such profits and losses are deducted from the group's equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group. Dividends received from associates are included in investing activities in the cash flow statement.

As the group only has significant influence, it is unable to obtain reliable information at reporting period on a timely basis. The results of associates are equity-accounted from their most recent audited annual financial statements or unaudited interim financial statements, all within three months of the year end of the group. Adjustments are made to the associates' financial results for material transactions and events in the intervening period.

Associates are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.

Joint ventures and associates

Any losses of equity-accounted investments are brought to account in the consolidated financial statements until the investment in such investments is written down to zero. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such investees.

The carrying value of equity-accounted investments represents the cost of each investment, including goodwill, balance outstanding on loans advanced if the loan forms part of the net investment in the investee, any impairment losses recognised, the share of post-acquisition retained earnings and losses, and any other movements in reserves. The carrying value of equity-accounted investments is reviewed when indicators arise and if any impairment in value has occurred; it is recognised in the period in which the impairment arose.

Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. Acquisition-related costs are expensed as incurred and included in administrative expenses. Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the gain is recognised in profit or loss.

Unincorporated joint ventures – joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the use of assets and obligations for the liabilities of the arrangement. The group accounts for activities under joint operations by recognising in relation to the joint operation, the assets it controls and the liabilities it incurs, the expenses it incurs and the revenue from the sale or use of its share of the joint operations output.

Foreign currency translation

Functional currency

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency').

Transactions and balances

Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the reporting period exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except for hedging derivative balances that are within the scope of IAS 39 "Financial Instruments: Recognition and Measurement". Translation differences on these balances are reported as part of their fair value gain or loss.

Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in other comprehensive income within equity.

Group companies

The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- share capital and premium are translated at historical rates of exchange at the reporting date;
- retained earnings are converted at historical average exchange rates;
- assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
- income and expenses for each income statement presented are translated at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates prevailing at the date of the transaction);
- all resulting exchange differences are recognised in other comprehensive income and presented as a separate component of equity (foreign currency translation); and
- other reserves, other than those translated above, are converted at the closing rate at each reporting date. These resulting exchange differences are recognised in retained earnings.

Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income on consolidation. For the company, the exchange differences on such monetary items are reported in the company income statement.

When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Segment reporting

An operating segment is a business activity whose results are regularly reviewed by the chief operating decision maker in order to make decisions about resources to be allocated to it and to assess its performance and for which discrete financial information is available. The chief operating decision maker has been determined to be the Executive Committee.

Tangible assets

Tangible assets are recorded at cost less accumulated amortisation and impairments/reversals. Cost includes pre-production expenditure incurred during the development of a mine and the present value of related future decommissioning costs.

Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.

If there is an indication that the recoverable amount of any of the tangible assets is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment in value.

Subsequent costs are included in the asset's carrying amount only when it is probable that future economic benefits associated with the asset will flow to the group, and the cost of the addition can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

To the extent a legal or constructive obligation to a third party exists, the acquisition cost includes estimated costs of dismantling and removing the asset and restoring the site. A change in estimated expenditures for dismantling, removal and restoration is added to and/or deducted from the carrying value of the related asset. To the extent that the change would result in a negative carrying amount, this effect is recognised as income. The change in depreciation charge is recognised prospectively.

For assets amortised on the units-of-production method, amortisation is calculated to allocate the cost of each asset to its residual value over its estimated useful life.

For those assets not amortised on the units-of-production method, amortisation is calculated over their estimated useful life as follows:
- buildings up to life of mine;
- plant and machinery up to life of mine;
- equipment and motor vehicles up to five years;
- computer equipment up to three years; and
- leased assets over the shorter of the period of the lease and the useful life.

Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

Assets are amortised to residual values. Residual values and useful lives are reviewed, and adjusted if appropriate, at the beginning of each financial year.

Gains and losses on disposals are determined by comparing net sale proceeds with the carrying amount. These are included in the income statement.

Mine development costs
Capitalised mine development costs include expenditure incurred to develop new ore bodies, to define further mineralisation in existing ore bodies and, to expand the capacity of a mine. Mine development costs include acquired proved and probable Ore Reserve at cost at the acquisition date. These costs are amortised from the date on which commercial production begins.

Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated proved and probable Ore Reserve. The proved and probable Ore Reserve reflects estimated quantities of reserves which can be recovered economically in the future from known mineral deposits.

Capitalised mine development costs also include stripping activity assets relating to production stripping activities incurred in the production phase of open-pit operations of the group. Once determined that any portion of the production stripping costs should be capitalised, the group uses the average stripping ratio and the average mine costs per tonne of the component to which the production stripping costs relate to determine the amount of the production stripping costs that should be capitalised. Stripping activity assets are amortised on a units-of-production method based on the Ore Reserve of the component of the ore body to which these assets relate.

The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of the component per tonne of ore mined from the component or components. The average mine cost per tonne of the component is calculated as the total expected costs to be incurred to mine the relevant component of the ore body, divided by the number of tonnes expected to be mined from the component. The average mine stripping ratio and the average mine cost per tonne of the component to which the stripping activity asset relates are recalculated annually in the light of additional knowledge and changes in estimates.

Mine infrastructure
Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-production method based on estimated proved and probable Ore Reserve. Other tangible assets comprising vehicles and computer equipment are depreciated by the straight-line method over their estimated useful lives.

Land and assets under construction
Land and assets under construction are not depreciated and are measured at historical cost less impairments.

Mineral rights and dumps
Mineral rights are amortised using the units-of-production method based on the estimated proved and probable Ore Reserve. Dumps are amortised over the period of treatment.

Exploration and evaluation assets
All exploration costs are expensed until it is concluded that a future economic benefit will more likely than not be realised. In evaluating if expenditures meet this criterion to be capitalised, several different sources of information are used depending on the level of exploration. While the criterion for concluding that expenditure should be capitalised is always probable, the information used to make that determination depends on the level of exploration.
- Costs on greenfields sites, being those where the group does not have any mineral deposits which are already being mined or developed, are expensed as incurred until the group is able

to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable Ore Reserve at this location.

- Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, are expensed as incurred until the group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proved and probable Ore Reserve after which the expenditure is capitalised as a mine development cost.
- Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, are capitalised as a mine development cost.

Costs relating to property acquisitions are capitalised within development costs.

Intangible assets

Acquisition and goodwill arising thereon

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred over the fair value of the attributable Mineral Resource including value beyond proved and probable, exploration properties and net assets is recognised as goodwill. Goodwill in respect of subsidiaries is disclosed as goodwill. Goodwill relating to equity-accounted joint ventures and associates is included within the carrying value of the investment which is tested for impairment when indicators exist.

Goodwill relating to subsidiaries is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing.

Royalty rate concession

The royalty rate concession with the government of Ghana was capitalised at fair value at agreement date. Fair value represents a present value of future royalty rate concessions over 15 years. The royalty rate concession has been assessed to have a finite life and is amortised on a straight-line method over a period of 15 years, the period over which the concession runs. The related amortisation expense is charged through the income statement. This intangible asset is tested for impairment when there is an indicator of impairment.

Software

Software purchased, including direct costs associated with customisation and installation of the software, is capitalised.

Internally-developed software is capitalised when it meets the criteria for capitalisation. Other software development expenditure is charged to the income statement when incurred. Software is amortised on a straight-line basis over its useful life which is determined to be the lesser of the licence period of the software; the manufacturer's announced upgrade that management intends to implement; or 3 years. Useful lives are reviewed, and adjusted if appropriate, at the beginning of each financial year.

Impairment of assets

Intangible assets that have an indefinite useful life and separately recognised goodwill are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Impairment calculation assumptions include life of mine plans based on prospective reserves and resources, management's estimate of the future gold price, based on current market price trends, foreign exchange rates, and a pre-tax discount rate adjusted for country and project risk. It is therefore reasonably possible that changes could occur which may affect the recoverability of tangible and intangible assets.

Leased assets

Assets subject to finance leases are capitalised at the lower of their fair value or the present value of minimum lease payments measured at inception of the lease with the related lease obligation recognised at the same amount. Capitalised leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated using the rate implicit in the lease, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor.

Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as having been met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

Exploration and research expenditure

Pre-licence costs are recognised in profit or loss as incurred. Exploration and research expenditure is expensed in the year in which it is incurred. These expenses include: geological and geographical costs, labour, Mineral Resource and exploratory drilling costs.

Inventories

Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and slow moving items. Cost is determined on the following bases:

- metals in process are valued at the average total production cost at the relevant stage of production;
- gold doré/bullion is valued on an average total production cost method;
- ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classified as a non-current asset where the stockpile exceeds current processing capacity;
- by-products, which include uranium oxide and sulphuric acid, are valued using an average total production cost method. By-products are classified as a non-current asset where the by-products on hand exceed current processing capacity;
- mine operating supplies are valued at average cost; and
- heap leach pad materials are measured on an average total production cost basis. The cost of materials on the leach pad from which metals are expected to be recovered in a period longer than 12 months is classified as a non-current asset.

A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory.

Provisions

Provisions are recognised when the group has a present obligation, whether legal or constructive, because of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognised only when the reimbursement is virtually certain. The amount to be reimbursed is recognised as a separate asset. Where the group has a joint and several liability with one or more other parties, no provision is recognised to the extent that those other parties are expected to settle part or all of the obligation.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the obligation at the reporting date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

Litigation and administrative proceedings are evaluated on a case-by-case basis considering the information available, including that of legal counsel, to assess potential outcomes. Where it is considered probable that an obligation will result in an outflow of resources, a provision is recorded for the present value of the expected cash outflows if these are reasonably measurable. These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements.

AngloGold Ashanti Limited does not recognise a contingent liability on its statement of financial position except in a business combination where the contingent liability represents a possible obligation. A contingent liability is disclosed when the possibility of an outflow of resources embodying economic benefits is not remote.

Employee benefits

Pension obligations

Group companies operate various pension schemes. The schemes are funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

A defined contribution plan is a pension scheme under which the group pays fixed contributions into a separate entity. The group has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in current and prior periods. The contributions are recognised as employee benefit expenses when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future contribution payments is available.

The asset/liability recognised in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets, together with adjustments for past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The value of any defined benefit asset recognised is restricted to the sum of any past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are immediately recorded in other comprehensive income.

Other post-employment benefit obligations

Some group companies provide post-retirement health care benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income immediately. These obligations are valued annually by independent qualified actuaries.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. An entity shall recognise a liability and expense for termination benefits at the earlier of the following dates: (a) when the entity can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits. The group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after reporting date are discounted to present value.

Profit-sharing and bonus plans

The group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the group's shareholders after certain adjustments. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

Share-based payments

The group's management awards certain employee bonuses in the form of equity-settled share-based payments on a discretionary basis.

The fair value of the equity instruments granted is calculated at measurement date, for transactions with employees this is at grant date. For transactions with employees, fair value is based on market prices of the equity instruments granted, if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices of the equity instruments granted are not available, the fair value of the equity instruments granted is estimated using an appropriate valuation model. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of shares or share options at measurement date.

Over the vesting period, the fair value at measurement date is recognised as an employee benefit expense with a corresponding increase in other capital reserves based on the group's estimate of the number of instruments that will eventually vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.

When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

Where the terms of an equity settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of the modification.

In the company financial statements, share-based payment arrangements with employees of other group entities are recognised by charging that entity its share of the expense and a corresponding increase in other capital reserves. When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

Environmental expenditure

The group has long-term remediation obligations comprising decommissioning and restoration liabilities relating to its past operations which are based on the group's environmental management plans, in compliance with current environmental and regulatory requirements. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites.

Contributions for the South African operations are made to Environmental Rehabilitation Trust Funds, created in accordance with local statutory requirements where applicable, to fund the estimated cost of rehabilitation during and at the end of the life of a mine. The amounts contributed to the trust funds are accounted for as non-current assets in the company. Interest earned on monies paid to rehabilitation trust funds is accrued on a time proportion basis and is recorded as interest income. For group purposes, the trusts are consolidated.

Decommissioning costs

The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commences. Accordingly, a provision and a decommissioning asset is recognised and included within mine infrastructure.

Decommissioning costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement. Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Gains or losses from the expected disposal of assets are not taken into account when determining the provision.

Restoration costs

The provision for restoration represents the cost of restoring site damage after the start of production. Changes in the provision are recorded in the income statement as a cost of production.

Restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices and adjusted for risks specific to the liability. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Revenue recognition

Revenue is recognised at the fair value of the consideration received or receivable to the extent that it is probable that economic benefits will flow to the group and revenue and costs can be reliably measured. The following criteria must also be present:

- the sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer;
- dividends and royalties are recognised when the right to receive payment is established;
- interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group; and
- where a by-product is not regarded as significant, revenue is credited against cost of sales, when the significant risks and rewards of ownership of the products are transferred to the buyer.

Taxation

Deferred taxation is provided on all qualifying temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date.

Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date.

Current and deferred tax is recognised as income or expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period in other comprehensive income or directly in equity, or a business combination that is an acquisition.

Current tax is measured on taxable income at the applicable statutory rate enacted or substantively enacted at the reporting date.

Special items

Items of income and expense that are material and require separate disclosure, in accordance with IAS 1.97, are classified as special items on the face of the income statement. Special items that relate to the underlying performance of the business are classified as operating special items and include impairment charges and reversals. Special items that do not relate to underlying business performance are classified as non-operating special items and are presented below operating profit (loss) on the income statement.

Dividend distribution

Dividend distribution to the group's shareholders is recognised as a liability in the group's financial statements in the period in which the dividends are declared by the board of directors of AngloGold Ashanti Limited.

Financial instruments

Financial instruments are initially measured at fair value when the group becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, except financial instruments classified as at fair value through profit or loss. The subsequent measurement of financial instruments is dealt with below.

A financial asset is derecognised when the right to receive cash flows from the asset has expired or the group has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires.

On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.

On derecognition of a financial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in profit or loss.

Regular way purchases and sales of all financial assets and liabilities are accounted for at settlement date.

Derivatives and hedge accounting

The group enters into derivatives to ensure a degree of price certainty and to guarantee a minimum revenue on a portion of future planned gold production. In addition, the group enters into derivatives to manage interest rate and currency risk.

The method of recognising fair value gains and losses depends on whether derivatives are classified as held for trading or are designated as hedging instruments, and if the latter, the nature of the risks being hedged. The group designates derivatives as either hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (cash flow hedges); or hedges of the fair value of recognised asset or liability or a firm commitment (fair value hedges).

For cash flow hedges, the effective portions of fair value gains or losses are recognised in other comprehensive income until the hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting or when the hedge transactions affect earnings. Any cumulative gain or loss existing in equity at that time remains in equity until the forecast transaction is recognised in the income statement. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or liability, the associated cumulative gains and losses that were recognised directly in other comprehensive income are reclassified into earnings in the same periods during which the asset acquired or the liability assumed affects earnings for the period.

When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the income statement. The ineffective portion of fair value gains and losses is reported in earnings in the period to which they relate. For fair value hedges, the gain or loss from changes in fair value of the hedged item is reported in earnings, together with the offsetting gains and losses from changes in fair value of the hedging instrument.

All other derivatives are classified as held for trading and are subsequently measured at their estimated fair value, with the changes in estimated fair value in the statement of financial position as either a derivative asset or derivative liability, including translation differences, at each reporting date being reported in earnings in the period to which it relates. Fair value gains and losses on these derivatives are included in gross profit in the income statement.

Commodity-based (normal purchase or normal sale) derivative contracts that meet the requirements of IAS 39 are recognised in earnings when they are settled by physical delivery.

The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

Other investments
Listed equity investments and unlisted equity investments, other than investments in subsidiaries, joint ventures, and associates, are classified as available-for-sale financial assets and subsequently measured at fair value. Listed investments' fair values are calculated by reference to the quoted selling price at the close of business on the reporting date. Fair values for unlisted equity investments are estimated using methods reflecting the economic circumstances of the investee. Equity investments for which fair value cannot be measured reliably are recognised at cost less impairment. Changes in fair value are recognised in other comprehensive income in the period in which they arise. These amounts are removed from equity and reported in income when the asset is derecognised or when there is objective evidence that the asset is impaired based on a significant or prolonged decrease in the fair value of the equity instrument below its cost.

Investments which management has the intention and ability to hold to maturity are classified as held-to-maturity financial assets and are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that held-to-maturity financial assets are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.

Other non-current assets
- Loans and receivables are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that loans and receivables are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.
- Post-retirement assets are measured according to the employee benefits policy.

Trade and other receivables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less accumulated impairment. Impairment of trade and other receivables is established when there is objective evidence as a result of a loss event that the group will not be able to collect all amounts due according to the original terms of the receivables. Objective evidence includes failure by the counterparty to perform in terms of contractual arrangements and agreed terms. The amount of the impairment is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Impairments relate to specific accounts whereby the carrying amount is directly reduced. The impairment is recognised in the income statement.

Cash and cash equivalents
Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. They are measured at amortised cost which is deemed to be fair value as they have a short-term maturity.

Cash restricted for use
Cash which is subject to legal or contractual restrictions on use is classified separately as cash restricted for use.

Financial liabilities
Financial liabilities, other than derivatives and liabilities classified as at fair value through profit or loss, are subsequently measured at amortised cost, using the effective interest rate method.

Financial liabilities permitted to be designated on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at fair value through profit or loss are recognised in profit or loss as they arise. Fair value of a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument held or issued.

Financial guarantee contracts are accounted for as financial instruments and measured initially at estimated fair value. They are subsequently measured at the higher of the amount determined in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets", and the amount initially recognised less (when appropriate) cumulative amortisation recognised in accordance with IAS 18 "Revenue".

Convertible bonds

Convertible bonds, except equity components, are accounted for as liabilities. Option components are treated as derivative liabilities and carried at fair value, with changes in fair value recorded in the income statement as a separate instrument and reported separately except where the host contract is carried at fair value. The bond component is carried at amortised cost using the effective interest rate. Where the fair value option is elected, the bonds are carried at fair value with changes in fair value recorded in the income statement.

Treasury shares

The group's own equity instruments, which are reacquired or held by subsidiary companies (treasury shares), are deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the group's own equity instruments.

Fair value measurements

The group measures financial instruments at fair value at each balance sheet date where relevant. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

For the purpose of the fair value disclosures, the group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy. The group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of the relevant observable inputs and minimising the use of unobservable inputs.

Accounting for BEE transactions

Where equity instruments are issued to a BEE party at less than fair value, these are accounted for as share-based payments.

Any difference between the fair value of the equity instrument issued and the consideration received is accounted for as an expense in the income statement.

A restriction on the BEE party to transfer the equity instrument subsequent to its vesting is not treated as a vesting condition, but is factored into the fair value determination of the instrument.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

2   SEGMENTAL INFORMATION

AngloGold Ashanti Limited's operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

Group analysis by origin is as follows:

Figures in million	Net operating assets			Total assets [2][3]		
US Dollars	**2013**	2012	2011	**2013**	2012	2011
South Africa [1]	**1,941**	2,619	1,834	**2,325**	3,082	2,148
Continental Africa [4]	**1,339**	3,184	3,083	**3,391**	4,846	4,234
Australasia [1]	**776**	684	340	**1,108**	1,045	736
Americas [1]	**1,627**	2,315	2,068	**2,203**	2,878	2,501
Other, including non-gold producing subsidiaries [5]	**39**	60	60	**647**	888	1,130
	5,722	8,862	7,385	**9,674**	12,739	10,749

Non-current assets considered material, by country are:						
South Africa				**2,101**	2,790	1,930
DRC				**1,241**		
Ghana					1,410	1,500
Tanzania					1,058	970
Australia				**878**		
Brazil				**714**	1,047	990

Figures in million	Amortisation			Capital expenditure		
US Dollars	**2013**	2012	2011	**2013**	2012	2011
South Africa	**253**	302	338	**451**	583	532
Continental Africa [2]	**254**	285	276	**839**	925	569
Australasia	**98**	36	42	**285**	369	102
Americas [2]	**201**	213	169	**410**	409	466
Other, including non-gold producing subsidiaries	**8**	9	11	**8**	36	17
	814	845	836	**1,993**	2,322	1,686
Equity-accounted investments included above	**(15)**	(10)	(9)	**(411)**	(303)	(89)
	799	835	827	**1,582**	2,019	1,597

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

2 Segmental Information *(continued)*

	Gold production (attributable) (000oz)		
	2013	2012	2011
South Africa	**1,302**	1,212	1,624
Continental Africa	**1,460**	1,521	1,570
Australasia	**342**	258	246
Americas	**1,001**	953	891
	4,105	3,944	4,331

Figures in million	Gold income		
US Dollars	**2013**	2012	2011
Geographical analysis of gold income by origin is as follows:			
South Africa	**1,810**	2,013	2,560
Continental Africa [(2)]	**2,111**	2,609	2,530
Australasia	**441**	426	385
Americas	**1,425**	1,656	1,487
	5,787	6,704	6,962
Equity-accounted investments included above	**(290)**	(351)	(392)
(note 3)	**5,497**	6,353	6,570
Foreign countries included in the above and considered material are:			
Brazil	**758**	851	767
Ghana	**642**	772	802
Tanzania	**640**	906	754
Geographical analysis of gold income by destination is as follows:			
South Africa	**2,944**	3,600	2,620
North America	**1,064**	1,197	1,022
Australia	**435**	426	378
Asia	**399**	387	478
Europe	**355**	404	630
United Kingdom	**590**	690	1,834
	5,787	6,704	6,962
Equity-accounted investments included above	**(290)**	(351)	(392)
(note 3)	**5,497**	6,353	6,570

Figures in million	Gross profit (loss) [(6)]		
US Dollars	**2013**	2012	2011
South Africa	**510**	651	1,083
Continental Africa [(2)]	**475**	959	987
Australasia	**(9)**	78	(13)
Americas [(2)]	**516**	736	748
Corporate and other	**-**	41	27
	1,492	2,465	2,832
Equity-accounted investments included above	**(47)**	(111)	(155)
	1,445	2,354	2,677

[(1)] *Total assets includes allocated goodwill of $10m (2012: $13m; 2011: nil) for South Africa, $136m (2012: $159m; 2011: $156m) for Australasia and $8m (2012: $23m; 2011: $23m) for Americas (note 16).*

[(2)] *Includes equity-accounted investments.*

[(3)] *During the year, pre-tax impairments, derecognition of goodwill, tangible assets and intangible assets of $3,029m were accounted for in South Africa ($311m), Continental Africa ($1,776m) and the Americas ($942m).*

[(4)] *As at 31 December 2013, total assets included assets held for sale in respect of Navachab mine of $153m (note 25).*

[(5)] *As at 31 December 2011, total assets included assets held for sale in respect of the AGA-Polymetal Strategic Alliance of $20m and properties held for sale by Rand Refinery of $1m (note 25).*

[(6)] *The group's segment profit measure is gross profit, which excludes the results of associates and joint ventures. For reconciliation of gross profit to profit before taxation, refer to the group income statement.*

Comparative years have been restated for the adoption of IFRIC 20 and IAS 19. Refer note 39 for details.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in million	2013	2012	2011
	US Dollars		
3 Revenue			
Revenue consists of the following principal categories:			
Gold income (note 2)	**5,497**	6,353	6,570
By-products (note 4)	**149**	206	224
- silver income	**80**	95	99
- uranium income	**54**	90	99
- sulphuric acid income	**13**	19	22
- other	**2**	2	4
Dividends received	**5**	7	-
Royalties received (note 7)	**18**	23	79
Interest received (note 33)	**39**	43	52
- loans and receivables [1]	**23**	13	14
- available-for-sale and held-to-maturity investments	**8**	5	7
- cash and cash equivalents	**8**	25	31
	5,708	6,632	6,925
[1] Interest received from loans and receivables comprises:			
- related parties	**1**	1	-
- unwinding of long-term receivables	**5**	4	12
- other loans	**17**	8	2
	23	13	14
4 Cost of sales			
Cash operating costs [1]	**3,247**	3,129	2,871
Insurance reimbursement	**-**	(30)	-
By-products revenue (note 3)	**(149)**	(206)	(224)
	3,098	2,893	2,647
Royalties	**129**	164	193
Other cash costs	**43**	35	30
Share scheme and related costs	**27**	43	46
Total cash costs	**3,297**	3,135	2,916
Retrenchment costs	**69**	10	15
Rehabilitation and other non-cash costs	**18**	67	229
Production costs	**3,384**	3,212	3,160
Amortisation of tangible assets (notes 15 and 33)	**775**	830	825
Amortisation of intangible assets (notes 16 and 33)	**24**	5	2
Total production costs	**4,183**	4,047	3,987
Inventory change	**(37)**	(83)	(95)
	4,146	3,964	3,892
[1] Cash operating costs comprise:			
- salaries and wages	**1,231**	1,186	1,104
- stores and other consumables	**747**	746	684
- fuel, power and water	**641**	670	598
- contractors	**632**	560	499
- other	**(4)**	(33)	(14)
	3,247	3,129	2,871

Comparative years have been restated for the adoption of IFRIC 20. Refer note 39 for details.

The comparatives have also been amended to separately disclose share scheme and related costs from cash operating costs for improved disclosure.

Figures in million	2013	2012	2011
5 Corporate administration, marketing and other expenses			
Corporate administration expenses	**183**	236	232
Marketing expenses	**6**	10	9
Share scheme and related costs	**12**	45	37
	201	291	278

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

	Figures in million	2013	2012	2011
			US Dollars	
6	**Other operating expenses**			
	Pension and medical defined benefit provisions	**14**	37	10
	Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and care and maintenance of old tailings operations	**5**	10	21
		19	47	31
	Comparative years have been restated for the adoption of IAS 19. Refer note 39 for details.			
7	**Special items**			
	Impairment (reversal) and derecognition of goodwill, tangible and intangible assets (notes 13, 15 and 16)	**3,029**	346	(120)
	Impairment of other investments (note 13)	**30**	16	21
	Impairment (reversal) of other receivables	**-**	1	(1)
	Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments (note 20)	**216**	-	-
	Net inventory write-off at Geita due to fire [(1)]	**1**	-	-
	Write-off of a loan (Sokimo)	**7**	-	-
	Net (profit) loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 13)	**(2)**	15	8
	Profit on disposal of subsidiary ISS International Limited (note 13)	**-**	-	(2)
	Profit on partial disposal of Rand Refinery Limited (note 13)	**-**	(14)	-
	BEE transaction modification costs for Izingwe (Pty) Limited (Izingwe) (note 11)	**-**	-	7
	Insurance claim recovery on capital items (note 13)	**-**	-	(3)
	Costs on early settlement of convertible bonds and transaction costs on the $1.25bn bonds and standby facility [(2)]	**61**	-	-
	Contract termination and settlement costs [(3)]	**19**	21	-
	Indirect tax expenses and legal claims [(4)]	**43**	40	6
	Retrenchment and related costs	**24**	-	-
	Royalties received (note 3) [(5)]	**(18)**	(23)	(79)
		3,410	402	(163)

(1) Comprises inventory write-off of $14m and insurance proceeds received on the inventory claim of $13m.

(2) Includes costs on early settlement of convertible bonds of $41m and transaction costs on the $1.25bn bond and standby facility of $20m.

(3) Contract termination and settlement costs include the following:
- *the Mining & Building Contractors Limited (MBC) termination costs of $1m (2012: $17m; 2011:nil) at Obuasi;*
- *contract settlement costs of nil (2012: $4m; and 2011: nil) at Siguiri;*
- *Mongbwalu termination costs of $15m (2012: nil; 2011: nil); and*
- *other movements of $3m (2012: nil; 2011: nil).*

(4) Indirect tax expenses and legal claims include the following:
- *net impairment for non-recovery of VAT and fuel duties in Argentina, Colombia, Guinea and Tanzania of $43m (2012: $29m; 2011: $1m); and*
- *the Westchester/Africore Limited legal claim in Ghana of nil (2012: $11m; 2011: $5m).*

(5) Includes the Boddington royalty of $13m (2012: $18m; 2011: $38m) and other royalties of $5m (2012: $5m; 2011: $6m). In 2011, royalties received included the sale of Ayanfuri royalty to Franco Nevada Corporation for a pre-taxation amount of $35m.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in million	2013	2012	2011
	US Dollars		
8 Finance costs and unwinding of obligations			
Finance costs			
Finance costs on rated bonds and corporate notes	**148**	74	56
Finance costs on convertible bonds	**18**	27	25
Finance costs on bank loans and overdrafts	**43**	18	10
Finance costs on mandatory convertible bonds	**26**	37	38
Amortisation of fees	**10**	15	7
Finance lease charges	**5**	6	5
Other finance costs	**2**	2	3
	252	179	144
Amounts capitalised (note 15)	**(5)**	(12)	(3)
Total finance costs	**247**	167	141
Unwinding of obligations, accretion of convertible bonds and other discounts			
Unwinding of decommissioning obligation (note 28)	**13**	11	12
Unwinding of restoration obligation (note 28)	**14**	17	15
Unwinding of other provisions (note 28)	**2**	1	-
Accretion of convertible bonds discount	**20**	30	28
Discounting of long-term trade and other receivables	**-**	5	-
Total unwinding of obligations, accretion of convertible bonds and other discounts	**49**	64	55
Total finance costs, unwinding of obligations, accretion of convertible bonds and other discounts (note 33)	**296**	231	196
9 Share of associates and joint ventures' (loss) profit			
Revenue	**334**	383	409
Operating costs, special items and other expenses	**(315)**	(326)	(289)
Net interest received (paid)	**4**	2	(1)
Profit before taxation	**23**	59	119
Taxation	**(21)**	(30)	(51)
Profit after taxation	**2**	29	68
Impairment of investments in associates (notes 13 and 18)	**(14)**	(20)	(5)
Impairment of investments in joint ventures (notes 13 and 18)	**(181)**	(39)	(11)
Loss on disposal of loan to joint venture (notes 13 and 18)	**-**	(2)	-
Reversal of impairment in associate (notes 13 and 18)	**-**	2	-
Reversal of impairment in joint venture (notes 13, 18 and 25) [1]	**31**	-	20
(note 33)	**(162)**	(30)	72

[1]   During 2013, a loan of $31m was recovered which was impaired in 2012.

Comparative years have been restated for the adoption of IFRIC 20. Refer note 39 for details.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

Figures in million	2013	2012	2011
	US Dollars		
10 Employee benefits			
Employee benefits including Executive Directors' and Prescribed Officers' salaries and other benefits	**1,321**	1,298	1,232
Health care and medical scheme costs			
- current medical expenses	**72**	77	78
- defined benefit post-retirement medical expenses	**13**	36	14
Pension and provident plan costs			
- defined contribution	**64**	69	64
- defined benefit pension plans	**11**	9	6
Retrenchment costs	**82**	10	15
Share-based payment expense (note 11)	**30**	66	54
Included in cost of sales, other operating expenses, special items and corporate administration, marketing and other expenses	**1,593**	1,565	1,463
Actuarial defined benefit plan expense analysis			
Defined benefit post-retirement medical			
- current service cost	**1**	1	1
- interest cost	**12**	13	14
- interest income	**-**	-	(1)
- recognised past service cost	**-**	22	-
	13	36	14
Defined benefit pension plans			
- current service cost	**6**	7	7
- interest cost	**24**	27	25
- interest income	**(21)**	(25)	(26)
- recognised past service cost	**2**	-	-
	11	9	6
Actual return on plan assets			
- defined benefit pension and medical plans	**64**	45	23

Refer to note 35 for details of Directors' and Prescribed Officers' emoluments.

Comparative years have been restated for the adoption of IAS 19. Refer note 39 for details.

Figures in million	2013	2012	2011
		US Dollars	
11 Share-based payments			
Share incentive schemes			
Two new share incentive schemes as well as amendments to the rules of the BSP and LTIP plans were approved by the shareholders of AngloGold Ashanti Limited during the current financial year. New awards were made under the amended BSP and LTIP plans. Additional ESOP awards were granted in terms of the April 2011 modification. The total cost relating to employee share incentive schemes was $30m (2012: $66m; 2011: $54m) and is made up as follows:			
Employee Share Ownership Plan (ESOP) - Free shares	**3**	4	5
Employee Share Ownership Plan (ESOP) - E ordinary shares to employees	**2**	4	7
Bonus Share Plan (BSP)	**24**	37	30
Long-Term Incentive Plan (LTIP)	**(1)**	21	12
Share Retention Bonus Scheme	**2**	-	-
Total employee compensation cost excluding associates and joint ventures (note 10)	**30**	66	54
Black economic empowerment transaction modification cost for Izingwe defined in note 7	**-**	-	7
Total share-based payment expense	**30**	66	61
Included in:			
- cost of sales	**18**	33	32
- corporate administration, marketing and other expenses	**-**	33	22
- special items	**12**	-	7
	30	66	61

Share based payments for comparative periods have been reclassified between cost of sales and corporate administration, marketing and other expenses.

Equity-settled share incentive schemes

Employee Share Ownership Plan (ESOP)

On 12 December 2006, AngloGold Ashanti Limited announced the finalisation of the Bokamoso Employee Share Ownership Plan (Bokamoso ESOP) with the National Union of Mineworkers (NUM), Solidarity and United Association of South Africa (UASA). The Bokamoso ESOP creates an opportunity for AngloGold Ashanti Limited and the unions to ensure a closer alignment of the interest between South African-based employees and the company, and the seeking of shared growth solutions to build partnerships in areas of shared interest. Participation is restricted to those employees not eligible for participation in any other South African share incentive plan.

The company also undertook an empowerment transaction with a BEE investment vehicle, Izingwe, in 2006.

In order to facilitate this transaction the company established a trust to acquire and administer the ESOP shares. AngloGold Ashanti Limited allotted and issued free ordinary shares to the trust and also created, allotted and issued E ordinary shares to the trust for the benefit of employees. The company also created, allotted and issued E ordinary shares to Izingwe. The key terms of the E ordinary shares are:

- AngloGold Ashanti Limited will have the right to cancel the E ordinary shares, or a portion of them, in accordance with the ESOP and Izingwe cancellation formulae, respectively;
- the E ordinary shares will not be listed;
- the E ordinary shares which are not cancelled will be converted into ordinary shares; and
- the E ordinary shares will each be entitled to receive a dividend equal to one-half of the dividend per ordinary share declared by the company from time to time and a further one-half is included in the strike price calculation.

On 14 April 2011, AngloGold Ashanti Limited, NUM, Solidarity, UASA, Izingwe and the Bokamoso ESOP Board of Trustees announced the modification of the empowerment transactions concluded between the company and the unions, and the company and Izingwe respectively in 2006.

This modification was motivated by the fact that share price performance since the onset of the 2008 global financial crisis led to a situation where the first two tranches of E ordinary shares vested and lapsed at no additional value to Bokamoso ESOP beneficiaries and Izingwe.

11 Share-based payments (continued)

Equity-settled share incentive schemes (continued)

Employee Share Ownership Plan (ESOP) (continued)

In order to remedy this situation in a manner that would ensure an element of value accruing to participants, though at a reasonable incremental cost to AngloGold Ashanti Limited shareholders, the scheme was modified as follows:

- all lapsed E ordinary shares that vested without value were reinstated;
- the strike (base) price was fixed at R320.00 per share for the Bokamoso ESOP and R330.00 for Izingwe;
- the notional interest charge that formed part of the original cancellation formula fell away;
- as previously, 50% of any dividends declared was used to reduce the strike price;
- as previously, the remaining 50% is paid directly to participants under the empowerment transaction; and
- the life span of the scheme was extended by an additional one year, the last vesting being in 2014, instead of 2013. A minimum payout on vesting of the E ordinary shares has been set at R40.00 each and a maximum payout of R70.00 each per E ordinary share for Izingwe and R90.00 each for members of the Bokamoso ESOP (i.e. employees), including the impact of the 50% of dividend flow. While the floor price provides certainty to all beneficiaries of the empowerment transactions, the creation of a ceiling serves to limit the cost to AngloGold Ashanti Limited and its shareholders.

The total incremental fair value of awards granted was R29.14 per share and will be included in earnings up to the vesting date in 2014. The company recorded a charge of $12m in 2011 to earnings as a result of the modification.

The award of free ordinary shares to employees

The fair value of each free share awarded on 1 November each year was as follows:

Award date	2006	2007	2008	2011
Calculated fair value	R320.00	R305.99	R188.48	R306.99

The fair value is equal to the market value at the date-of-grant. Dividends declared and paid to the trust will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. An equal number of shares vests from 2009 and each subsequent year up to the expiry date of 1 November 2014.

Accordingly, for the awards issued, the following information is available:

	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR
	2013		2012		2011	
Awards outstanding at beginning of year	**154,757**	**-**	326,906	-	434,941	-
Awards granted during the year	**-**	**-**	-	-	48,923	-
Awards reallocated during the year	**726**	**-**	10,311	-	15,878	-
Awards lapsed during the year	**(726)**	**-**	(10,311)	-	(15,878)	-
Awards exercised during the year	**(149,586)**	**-**	(172,149)	-	(156,958)	-
Awards outstanding at end of year	**5,171**	**-**	154,757	-	326,906	-
Awards exercisable at end of year	**-**	**-**	-	-	-	-

During 2013, the rights to a total of 726 (2012: 10,311; 2011: 15,878) shares were surrendered by the participants. A cumulative total of 9,720 (2012: 10,968; 2011: 21,562) shares were allotted to deceased, retired or retrenched employees. The income statement charge for the year was $3m (2012: $4m; 2011: $5m).

The award of E ordinary shares to employees

Before the modification of the ESOP scheme the average fair value per share of the E ordinary shares awarded to employees on 1 November each year was as follows:

Award date	2006	2007	2008
Calculated fair value	R105.00	R79.00	R13.40

After the modification of the ESOP scheme during April 2011, the average fair value per share of the E ordinary shares was R49.57.

Dividends declared in respect of the E ordinary shares will firstly be allocated to cover administration expenses of the trust, whereafter they will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. At each anniversary over a six-year period commencing on the third anniversary of the original 2006 award, the company will cancel the relevant number of E ordinary shares as stipulated by a cancellation formula.

Any E ordinary shares remaining in that tranche will be converted to ordinary shares for the benefit of employees.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

11 Share-based payments (continued)

Equity-settled share incentive schemes (continued)

The award of E ordinary shares to employees (continued)

Accordingly, for the E ordinary shares issued, the following information is available:

	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR
	2013		2012		2011	
Awards outstanding at beginning of year	**917,752**	**313.31**	1,532,962	315.31	1,686,126	366.30
Awards granted during the year	**-**	**-**	-	-	769,164	320.00
Awards reallocated during the year	**2,664**	**310.30**	32,064	312.97	61,978	332.74
Awards lapsed during the year	**(2,664)**	**310.30**	(32,064)	312.97	(61,978)	332.74
Awards cancelled during the year	**-**	**-**	-	-	(408,332)	320.39
Awards converted during the year	**(555,746)**	**312.57**	(615,210)	313.39	(513,996)	315.35
Awards outstanding at end of year	**362,006**	**312.56**	917,752	313.31	1,532,962	315.31

The weighted average exercise price is calculated as the initial grant price of R288.00 plus an interest factor less dividend apportionment up to April 2011. After that date the exercise price is calculated at the modified price of R320.00 less dividend apportionment. The income statement charge for the year was $2m (2012: $4m; 2011: $7m).

During 2013, the rights to a total of 2,664 (2012: 32,064; 2011: 61,978) shares were surrendered by participants. A total of 555,746 (2012: 615,210; 2011: 513,996) E ordinary shares were converted into 145,018 (2012: 84,446; 2011: 60,695) ordinary shares during the year. A total of nil (2012: nil; 2011: 408,332) shares were cancelled as the result of the exercise price exceeding the share price on conversion date.

The award of E ordinary shares to Izingwe

Before the modification of the scheme the average fair value of the E ordinary shares granted to Izingwe on 13 December 2006 was R90.00 per share. After the modification the average fair value of the E ordinary shares granted to Izingwe was R44.61 per share. Dividends declared in respect of the E ordinary shares will accrue and be paid to Izingwe, pro rata to the number of shares allocated to them. At each anniversary over a six-year period commencing on the third anniversary of the award, the company will cancel the relevant number of E ordinary shares as stipulated by a cancellation formula. Any E ordinary shares remaining in that tranche will be converted to ordinary shares for the benefit of Izingwe.

Accordingly, for the awards issued, the following information is available:

	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR
	2013		2012		2011	
E ordinary shares outstanding at beginning of year	**700,000**	**323.31**	1,050,000	325.31	1,120,000	366.30
E ordinary shares granted during the year	**-**	**-**	-	-	560,000	330.00
E Ordinary shares converted during the year	**(350,000)**	**322.56**	(350,000)	323.31	(350,000)	325.31
E ordinary shares cancelled during the year	**-**	**-**	-	-	(280,000)	326.21
E ordinary shares outstanding at end of year	**350,000**	**322.56**	700,000	323.31	1,050,000	325.31

The weighted average exercise price is calculated as the initial grant price of R288.00 plus an interest factor less dividend apportionment up to April 2011. After that date the exercise price is calculated at the modified price of R330.00 less dividend apportionment. During 2011, the income statement charge for the period due to the modification of the empowerment transaction was $7m and was included in special items (note 7), $19m was expensed at inception of the scheme in 2006.

A total of 350,000 (2012: 350,000; 2011: 350,000) E ordinary shares were converted into 91,683 (2012: 48,532; 2011: 39,052) ordinary shares during the year. A total of nil (2012: nil; 2011: 280,000) shares were cancelled as the result of the exercise price exceeding the share price on conversion date.

The fair value of each share granted for the ESOP and Izingwe schemes was estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and share price volatility. Expected volatility is based on the historical volatility of AngloGold Ashanti Limited's shares. These estimates involve inherent uncertainties and the application of management judgement. In addition, the company is required to estimate the expected forfeiture rate and only recognise expenses for those options expected to vest. As a result, if other assumptions had been used, the recorded share-based compensation expense could have been different from that reported.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

11 Share-based payments (continued)

Equity-settled share incentive schemes (continued)

The award of E ordinary shares to Izingwe (continued)

The Black-Scholes option-pricing model used the following assumptions, at grant date:

	2006	2007	2008	2011
Risk-free interest rate	7.00%	7.00%	7.00%	6.63%
Dividend yield	2.30%	2.06%	1.39%	0.99%
Volatility factor of market share price	36.00%	33.00%	35.00%	33.50%

Bonus Share Plan (BSP)

The BSP is intended to provide effective incentives to eligible employees. An eligible employee is one who devotes substantially the whole of his working time to the business of AngloGold Ashanti Limited, any subsidiary of AngloGold Ashanti Limited or a company under the control of AngloGold Ashanti Limited, unless the board of directors (the board) excludes such a company. An award in terms of the BSP may be made at any date at the discretion of the board, the only vesting condition being three years' service for awards granted prior to 2008. For BSP awards granted between 2008 and 2012, 40% will vest after one year and the remaining 60% will vest after two years. An additional 20% of the original award will be granted to employees if the full award remains unexercised after three years. For BSP awards granted from 2013, 50% will vest after one year and the remaining 50% will vest after two years. The additional 20% retention award for holding the shares for 36 months falls away, and is replaced by the matching shares being a 120% as opposed to a 100%.For executives, the same principal will apply but the matching will be at 150%.

The board is required to determine a BSP award value and this will be converted to a share amount based on the closing price of AngloGold Ashanti Limited's shares on the JSE on the last business day prior to the date of grant. AngloGold Ashanti Limited's Remuneration Committee has at its discretion the right to pay dividends, or dividend equivalents, to the participants of the BSP. Having no history of any discretionary dividend payments, the fair value includes dividends and was used to determine the income statement expense.

Accordingly, for the awards issued, the following information is available:

Award date (unvested awards and awards vested during the year)	2010	2011	2012	**2013**
Calculated fair value	R280.90	R340.00	R 328.59	**R 226.46**
Vesting date 50% (2010, 2011, 2012 at 40%)	24 Feb 2011	21 Feb 2012	21 Feb 2013	**13 Mar 2014**
Vesting date 50% (2010, 2011, 2012 at 60%)	24 Feb 2012	21 Feb 2013	21 Feb 2014	**13 Mar 2015**
Vesting date (conditional 20%)	24 Feb 2013	21 Feb 2014	21 Feb 2015	**-**
Expiry date	23 Feb 2020	20 Feb 2021	20 Feb 2022	**12 Mar 2023**

	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR
	2013		2012		2011	
Awards outstanding at beginning of year	**2,156,456**	**-**	1,825,378	-	1,552,493	-
Awards granted during the year	**1,300,968**	**-**	993,146	-	820,847	-
Awards lapsed during the year	**(212,802)**	**-**	(104,026)	-	(81,113)	-
Awards exercised during the year	**(645,735)**	**-**	(558,042)	-	(466,849)	-
Awards outstanding at end of year	**2,598,887**	**-**	2,156,456	-	1,825,378	-
Awards exercisable at end of year	**1,217,468**	**-**	880,774	-	681,166	-

During 2013, the rights to a total of 212,802 (2012: 104,026; 2011: 81,113) shares were surrendered by the participants. A cumulative total of 158,408 (2012: 22,835; 2011: 30,478) shares were allotted to deceased, retired or retrenched employees. The income statement charge for the year was $24m (2012: $37m; 2011: $30m).

Long-Term Incentive Plan (LTIP)

The LTIP is intended to provide effective incentives for executives to earn shares in the company based on the achievement of stretched company performance conditions. Participation in the LTIP will be offered to executive directors and selected senior management of participating companies. Participating companies include AngloGold Ashanti Limited, any subsidiary of AngloGold Ashanti Limited or a company under the control of AngloGold Ashanti Limited, unless the board excludes such a company.

An award in terms of the LTIP may be granted at any date during the year that the board of AngloGold Ashanti Limited determine and may even occur more than once a year. The board is required to determine an LTIP award value and this will be converted to a share amount based on the closing price of AngloGold Ashanti Limited's shares on the JSE on the last business day prior to the date of grant. AngloGold Ashanti Limited's Remuneration Committee has at its discretion the right to pay dividends, or dividend equivalents, to the participants of the LTIP. Having no history of any discretionary dividend payments, the fair value includes dividends and was used to determine the income statement expense.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

11 Share-based payments (continued)

Equity-settled share incentive schemes (continued)

Long-Term Incentive Plan (LTIP) (continued)

The main performance conditions in terms of the LTIP issued in 2012, 2011 and 2010 are:

- up to 30% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
- up to 30% of an award will be determined by real growth (above US inflation) in adjusted earnings per share over the performance period;
- up to 40% of an award will be dependent on the achievement of strategic performance measures which will be set by the Remuneration Committee; and
- three-years' service is required.

The main performance conditions in terms of the LTIP issued in 2013 are:

- up to 50% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
- up to 35% of an award will be dependent on the achievement of strategic performance measures that has been set by the Remuneration Committee;
- up to 15% of an award will be dependent on meeting the free cash flow generated from operations (before project capital) budget; and
- three-years' service is required.

Accordingly, for the awards made, the following information is available:

Award date (unvested awards and awards vested during the year)	2010	2011	2012	**2013**
Calculated fair value	R280.90	R340.00	R328.59	**R 226.46**
Vesting date	24 Feb 2013	21 Feb 2014	21 Feb 2015	**13 Mar 2016**
Expiry date	23 Feb 2020	20 Feb 2021	20 Feb 2022	**12 Mar 2023**

	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR
	2013		2012		2011	
Awards outstanding at beginning of year	**2,330,906**	**-**	1,982,060	-	1,599,690	-
Awards granted during the year	**1,815,497**	**-**	983,554	-	686,305	-
Awards lapsed during the year	**(998,091)**	**-**	(294,216)	-	(102,620)	-
Awards exercised during the year	**(275,682)**	**-**	(340,492)	-	(201,315)	-
Awards outstanding at end of year	**2,872,630**	**-**	2,330,906	-	1,982,060	-
Awards exercisable at end of year	**357,880**	**-**	250,932	-	242,145	-

The income statement credit for the year was $1m (2012: expense of $21m; 2011: expense of $12m).

Share Retention Bonus Scheme

This award is specifically to address the retention of executive management. Executives will receive an additional ad-hoc incentive comprising an LTIP award in March 2013 and a deferred cash portion to be delivered in August 2014.The scheme is a performance-based share award, equivalent to 60% of the executives' base pay as at 1 January 2013. Subject to performance criteria, these shares will vest during August 2014. The cash portion will be 40% of the executives' base pay (80% for the CFO based on the January 2013 total base pay (inclusive of off-shore payments where applicable).The scheme will be subject to delivery on key business imperatives and on delivery of adjusted headline earnings above a threshold of 50% of the approved targeted adjusted headline earnings over the performance period. Failure to meet any of the performance criteria will result in the forfeiture of the retention bonus.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

11 Share-based payments (continued)

Equity-settled share incentive schemes (continued)

Share Retention Bonus Scheme (continued)

Accordingly, for the awards made, the following information is available:

Award date (unvested awards and awards vested during the year)	2013
Calculated fair value	R 226.46
Vesting date	Aug 2014
Expiry date	Aug 2014

	Number of shares	Weighted average exercise price ZAR
	2013	
Awards outstanding at beginning of year	-	-
Awards granted during the year	**203,863**	-
Awards lapsed during the year	**(34,923)**	-
Awards exercised during the year [(1)]	**(8,956)**	-
Awards outstanding at end of year	**159,984**	-
Awards exercisable at end of year	-	-

The income statement charge for the year was $2m (2012: nil; 2011: nil).

[(1)]   *Mr AM O'Neill exercised his awards during the year which partially vested due to his early retirement.*

Co-Investment Executive Share Plan (CIP)

To assist executives in meeting their Minimum Shareholding Requirements (MSR's) with effect from February 2013, they were given the opportunity, on a voluntary basis, to participate in the Co-Investment Plan (CIP), and this has been adopted on the conditions below:

- Executives will be allowed to take up to 50% of their after tax cash bonus to participate in a further matching scheme by purchasing shares in AngloGold Ashanti, and the company will match their initial investment into the scheme at 150%, with vesting over a two-year period in two equal tranches.

Accordingly, for the awards made, the following information is available:

Award date (unvested awards and awards vested during the year)	2013
Calculated fair value	R 226.46
Vesting date	2014 & 2015
Expiry date	2023

	Number of shares	Weighted average exercise price ZAR
	2013	
Awards outstanding at beginning of year	-	-
Awards granted during the year	**20,810**	-
Awards lapsed during the year [(2)]	**(677)**	-
Awards exercised during the year	-	-
Awards outstanding at end of year	**20,133**	-
Awards exercisable at end of year	-	-

The income statement charge for the year was less than $1m (2012: nil; 2011: nil).

[(2)]   *Mr M MacFarlane's awards lapsed during the year due to his early retirement.*

Performance-related share-based remuneration scheme - 1 May 2003

The options, if vested, may be exercised at the end of a three-year period commencing 1 May 2003. The share options were granted at an exercise price of R221.90. The performance condition applicable to these options was that the US dollar EPS must increase by at least 6% in real terms, after inflation, over the next three years, in order to vest. As none of the performance criteria were met in the initial three years, the grantor decided to roll the scheme forward on a 'roll over reset' basis, in February 2006, to be reviewed annually. The performance criteria of these options was achieved during 2006. An employee would only be able to exercise his options after the date upon which he receives written notification from the directors that the previously specified performance criteria have been fulfilled.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

11 Share-based payments (continued)

Equity-settled share incentive schemes (continued)

Performance-related share-based remuneration scheme - 1 May 2003 (continued)

	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR
	2013		2012		2011	
Options outstanding at beginning of year	**34,831**	**216.91**	53,563	217.13	112,960	217.49
Options lapsed during the year	**(34,461)**	**216.81**	(1,500)	221.90	-	-
Options exercised during the year	**(370)**	**221.90**	(17,232)	217.15	(59,397)	217.82
Options expired during the year	**-**	**-**	-	-	-	-
Options outstanding at end of year	**-**	**-**	34,831	216.91	53,563	217.13
Options exercisable at end of year	**-**	**-**	34,831	216.91	53,563	217.13

There was no income statement charge for the year as the total compensation cost of $10m was expensed up to the date of vesting in 2006.

Performance-related share-based remuneration scheme - 1 November 2004

The options, if vested, may be exercised at the end of a three-year period commencing 1 November 2004. The share options were granted at an exercise price of R228.00. The performance condition applicable to these options was that US dollar EPS must increase from the 2004 year by at least 6% in real terms, i.e. after inflation, over the following three years in order to vest. The performance criteria was met during 2006. The remaining weighted average contractual life of options granted is 0.83 years. An employee would only be able to exercise his options after the date upon which he has received written notification from the directors that the previously specified performance criteria have been fulfilled.

	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR
	2013		2012		2011	
Options outstanding at beginning of year	**56,882**	**221.49**	78,134	221.89	150,770	221.51
Options lapsed during the year	**-**	**-**	-	-	-	-
Options exercised during the year	**-**	**-**	(21,252)	222.96	(72,636)	221.11
Options expired during the year	**-**	**-**	-	-	-	-
Options outstanding at end of year	**56,882**	**221.49**	56,882	221.49	78,134	221.89
Options exercisable at end of year	**56,882**	**221.49**	56,882	221.49	78,134	221.89

There was no income statement charge for the year as the total compensation cost of $3m was expensed up to the date of vesting in 2007.

There is currently an equity-settled share incentive scheme that falls outside the transitional provisions of IFRS 2, as the options were granted prior to 7 November 2002. The details are as follows:

Performance-related share-based remuneration scheme - 1 May 2002

The share options were granted at an exercise price of R299.50 per share. The performance condition applicable to these options was that US dollar EPS must increase by 7.5% for each of the three succeeding years. On 24 December 2002, the company underwent a share split on a 2:1 basis. The EPS target was reduced accordingly. As none of the performance criteria was met in the initial three years, AngloGold Ashanti Limited decided to roll the scheme forward on a 'roll over reset' basis, to be reviewed annually. The performance criteria of these options were achieved during 2006. An employee would only be able to exercise his options after the date upon which he receives written notification from the directors that the previously specified performance criteria have been fulfilled.

	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR	Number of shares	Weighted average exercise price ZAR
	2013		2012		2011	
Options outstanding at beginning of year	**1,254**	**229.00**	39,447	283.37	128,202	286.18
Options lapsed during the year	**(1,254)**	**229.00**	(29,570)	298.18	-	-
Options exercised during the year	**-**	**-**	(8,623)	240.49	(88,755)	287.43
Options expired during the year	**-**	**-**	-	-	-	-
Options outstanding at end of year	**-**	**-**	1,254	229.00	39,447	283.37
Options exercisable at end of year	**-**	**-**	1,254	229.00	39,447	283.37

Figures in million	2013	2012	2011
	US Dollars		
12 Taxation			
South African taxation			
Mining tax	**7**	54	113
Non-mining tax [1]	**1**	18	12
(Over) under provision prior year	**(26)**	(3)	4
Deferred taxation			
Temporary differences [2]	**(39)**	65	221
Unrealised non-hedge derivatives and other commodity contracts	**25**	(10)	-
Change in estimated deferred tax rate [3]	**-**	(9)	9
Change in statutory tax rate [1] [4]	**-**	(131)	-
	(32)	(16)	359
Foreign taxation			
Normal taxation	**160**	354	275
(Over) under provision prior year	**(8)**	(9)	3
Deferred taxation			
Temporary differences [2]	**(453)**	(21)	100
Change in statutory tax rate [1]	**-**	38	-
	(301)	362	378
	(333)	346	737
Tax rate reconciliation			
A reconciliation of the effective tax rate in the income statement to the prevailing estimated corporate tax rate is set out in the following table:			
	%	%	%
Effective tax rate	**13**	27	31
Disallowable items			
Derivative and other commodity contracts losses and fair value gains	**(3)**	6	3
Transaction and finance costs	**-**	-	(1)
Share of associates and joint ventures' (loss) profit	**2**	(1)	1
Exploration, corporate and other disallowable expenses	**7**	(11)	(3)
Foreign income tax allowances and rate differentials	**(2)**	(6)	2
Exchange variation and translation adjustments	**-**	(1)	(2)
Derecognition of deferred tax assets	**13**	-	-
Current unrecognised tax assets	**(1)**	1	4
Change in estimated deferred tax rate [3]	**-**	1	-
Change in statutory tax rate [1] [4]	**-**	8	-
Other	**(1)**	4	-
Estimated corporate tax rate [1]	**28**	28	35

[1] The South African and Ghanaian statutory tax rates are as follows:
South Africa
Non-mining statutory tax rate 28% (2012: 28%; 2011: 35%); and
Maximum statutory mining tax rate 34% (2012: 34%; 2011: 43%) - refer mining formula in footnote 4.
Ghana
Statutory company tax rate 35%, however limited to 30% as AngloGold Ashanti Limited has a special tax rate concession under its Stability Agreement (2012: 30%; 2011: 25%).

[2] Included in temporary differences in South African taxation is a tax credit on the impairment, derecognition and disposal of tangible assets of $86m (2012: $16m; 2011: $11m). Included in temporary differences of foreign taxation is a net tax credit on the impairment and disposal of tangible assets of $499m and write-down of inventories of $68m (2012: tax credit of $90m; 2011: tax charge of $42m).

[3] In South Africa, the mining operations are taxed on a variable rate that increases as profitability increases. The tax rate used to calculate deferred tax is based on the group's current estimate of future profitability when temporary differences will reverse. Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year. The change in the estimated deferred tax rate at which the temporary differences will reverse amounts to a tax credit of nil (2012: tax credit of $9m; 2011: tax charge of $9m).

[4] Mining tax on mining income in South Africa is determined according to a formula based on profit and revenue from mining operations.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

12 Taxation (continued)

All mining capital expenditure is deducted to the extent that it does not result in an assessed loss and depreciation is ignored when calculating the South African mining income. Capital expenditure not deducted from mining income is carried forward as unredeemed capital to be deducted from future mining income. South Africa operates under two tax paying operations, Vaal River Operation and West Wits Operation. Under ring-fencing legislation, each operation is treated separately and deductions can only be utilised against income generated by the relevant tax operation.

The formula for determining the South African mining tax rate is:

Y = 34 - 170/X (2012: Y = 34 - 170/X; 2011: Y = 43 - 215/X)

where Y is the percentage rate of tax payable and X is the ratio of mining profit net of any redeemable capital expenditure to mining revenue expressed as a percentage.

Comparative years have been restated for the adoption of IFRIC 20 and IAS 19. Refer note 39 for details.

Figures in million	**2013**	2012	2011
		US Dollars	
Analysis of unrecognised tax losses			
Tax losses available to be utilised against future profits			
- utilisation required within one year	**-**	5	-
- utilisation required between two and five years	**171**	-	5
- utilisation in excess of five years	**1,221**	263	149
	1,392	268	154
Unrecognised tax losses utilised			
Assessed losses utilised during the year	**-**	-	236

13 (Loss) earnings per ordinary share

		US Cents	
Basic (loss) earnings per ordinary share The calculation of basic (loss) earnings per ordinary share is based on (losses) profits attributable to equity shareholders of ($2,230m) (2012: $897m; 2011: $1,587m) and 392,625,264 (2012: 386,766,345; 2011: 385,961,613) shares being the weighted average number of ordinary shares in issue during the financial year.	**(568)**	232	411
Diluted (loss) earnings per ordinary share The calculation of diluted (loss) earnings per ordinary share is based on (losses) profits attributable to equity shareholders of ($2,560m) (2012: $747m; 2011: $1,493m) and 405,546,908 (2012: 422,131,159; 2011: 421,058,243) shares being the diluted number of ordinary shares.	**(631)**	177	355
In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:		Number of shares	
Ordinary shares	**389,184,639**	382,757,790	381,621,687
E ordinary shares [(1)]	**1,460,705**	2,392,316	2,950,804
Fully vested options [(2)]	**1,979,920**	1,616,239	1,389,122
Weighted average number of shares	**392,625,264**	386,766,345	385,961,613
Dilutive potential of share options	**-**	1,840,199	1,572,015
Dilutive potential of convertible bonds	**12,921,644**	33,524,615	33,524,615
Diluted number of ordinary shares	**405,546,908**	422,131,159	421,058,243

Figures in million		US Dollars	
In calculating the diluted (loss) earnings attributable to equity shareholders, the following were taken into consideration:			
(Loss) profit attributable to equity shareholders	**(2,230)**	897	1,587
Interest expense of convertible bonds, where dilutive	**26**	63	63
Amortisation of issue cost and discount of convertible bonds	**-**	32	31
Fair value adjustment on convertible bonds included in income	**(356)**	(245)	(188)
(Loss) profit attributable to equity shareholders used to calculate diluted earnings per share	**(2,560)**	747	1,493

The mandatory convertible bonds issued during 2010 (note 27) are not included in basic earnings per ordinary share as they contain features that could result in their settlement in cash and therefore do not meet the definition of an equity instrument. As they converted in 2013, they are partially included in that year.

(1) *As E ordinary shares participate in the profit available to ordinary shareholders, these shares were included in basic earnings per share.*

(2) *Employee compensation awards are included in basic earnings per share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.*

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in million	2013	2012	2011
	US Dollars		

13 (Loss) earnings per ordinary share (continued)

Headline (loss) earnings

The (loss) profit attributable to equity shareholders was adjusted by the following to arrive at headline earnings:

	2013	2012	2011
(Loss) profit attributable to equity shareholders	(2,230)	897	1,587
Impairment (reversal) and derecognition of goodwill, tangible and intangible assets (notes 7, 15 and 16)	3,029	346	(120)
Tax on item above	(915)	(103)	36
Net amount	2,114	243	(84)
Net (profit) loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 7)	(2)	15	8
Tax on item above	-	(4)	(5)
Net amount	(2)	11	3
Impairment of other investments (notes 7 and 19)	30	16	21
Profit on disposal of subsidiary ISS International Limited (note 7)	-	-	(2)
Profit on partial disposal of Rand Refinery Limited (note 7)	-	(14)	-
Impairment of investments in associates and joint ventures (notes 9 and 18)	195	59	16
Reversal of impairment in associates and joint ventures (notes 9, 18 and 25)	(31)	(2)	(20)
Loss on disposal of loan to joint venture (notes 9 and 18)	-	2	-
Special items of associates and joint ventures	2	(4)	-
Insurance claim recovery on capital items (note 7)	-	-	(3)
Tax on item above	-	-	1
Net amount	-	-	(2)
	78	1,208	1,519

Headline earnings is calculated in accordance with Circular 2/2013 (2012: Circular 3/2012; 2011: Circular 3/2009) issued by the South African Institute of Chartered Accountants (SAICA).

Headline earnings is a requirement of the JSE Limited and is not a recognised measure under IFRS. Headline earnings as defined in Circular 2/2013 issued by SAICA, separates from earnings all separately identifiable remeasurements. It is not necessarily a measure of sustainable earnings.

	US Cents		

Basic headline earnings per share

	2013	2012	2011
The calculation of basic headline earnings per ordinary share is based on basic headline earnings of $78m (2012: $1,208m; 2011: $1,519m) and 392,625,264 (2012: 386,766,345; 2011: 385,961,613) shares being the weighted average number of ordinary shares in issue during the year.	20	312	394

Diluted headline (loss) earnings per share

	2013	2012	2011
The calculation of diluted headline (loss) earnings per ordinary share is based on diluted headline (losses) profits of ($252m) (2012: $1,058m; 2011: $1,425m) and 405,546,908 (2012: 422,131,159; 2011: 421,058,423) shares being the weighted average number of ordinary shares in issue during the year.	(62)	251	338

	US Dollars		

In calculating diluted headline earnings, the following were taken into consideration:

	2013	2012	2011
Headline earnings	78	1,208	1,519
Interest expense of convertible bonds, where dilutive	26	63	63
Amortisation of issue cost and discount of convertible bonds	-	32	31
Fair value adjustment on convertible bonds included in income	(356)	(245)	(188)
Diluted headline (loss) earnings	(252)	1,058	1,425

Comparative years have been restated for the adoption of IFRIC 20 and IAS 19. Refer note 39 for details.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in million	2013	2012	2011
		US Dollars	
14 Dividends			
Ordinary shares			
No. 109 of 80 SA cents per share was declared on 15 February 2011 and paid on 18 March 2011 (11 US cents per share).	**-**	-	43
No. 110 of 90 SA cents per share was declared on 2 August 2011 and paid on 9 September 2011 (12 US cents per share).	**-**	-	46
No. 111 of 90 SA cents per share was declared on 7 November 2011 and paid on 9 December 2011 (11 US cents per share).	**-**	-	42
No. 112 of 200 SA cents per share was declared on 14 February 2012 and paid on 16 March 2012 (26 US cents per share).	**-**	101	-
No. 113 of 100 SA cents per share was declared on 8 May 2012 and paid on 8 June 2012 (12 US cents per share).	**-**	45	-
No. 114 of 100 SA cents per share was declared on 3 August 2012 and paid on 14 September 2012 (12 US cents per share).	**-**	47	-
No. 115 of 50 SA cents per share was declared on 6 November 2012 and paid on 14 December 2012 (6 US cents per share).	**-**	22	-
No. 116 of 50 SA cents per share was declared on 18 February 2013 and paid on 28 March 2013 (5 US cents per share).	**21**	-	-
No. 117 of 50 SA cents per share was declared on 10 May 2013 and paid on 14 June 2013 (5 US cents per share).	**19**	-	-
E ordinary shares			
No. E9 of 40 SA cents per share was declared on 15 February 2011 and paid on 18 March 2011 (5.5 US cents per share).	**-**	-	-
No. E10 of 45 SA cents per share was declared on 2 August 2011 and paid on 9 September 2011 (6 US cents per share).	**-**	-	-
No. E11 of 45 SA cents per share was declared on 7 November 2011 and paid on 9 December 2011 (5.5 US cents per share).	**-**	-	-
No. E12 of 100 SA cents per share was declared on 14 February 2012 and paid on 16 March 2012 (13 US cents per share).	**-**	-	-
No. E13 of 50 SA cents per share was declared on 8 May 2012 and paid on 8 June 2012 (6 US cents per share).	**-**	-	-
No. E14 of 50 SA cents per share was declared on 3 August 2012 and paid on 14 September 2012 (6 US cents per share).	**-**	-	-
No. E15 of 25 SA cents per share was declared on 6 November 2012 and paid on 14 December 2012 (3 US cents per share).	**-**	-	-
No. E16 of 25 SA cents per share was declared on 18 February 2013 and paid on 28 March 2013 (2.5 US cents per share).	**-**	-	-
No. E17 of 25 SA cents per share was declared on 10 May 2013 and paid on 14 June 2013 (2.5 US cents per share).	**-**	-	-
	40	215	131

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

15   Tangible assets

Figures in million	Mine development costs	Mine infra-structure	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings	Total
US Dollars							
Cost							
Balance at 1 January 2011 - restated	7,211	3,222	1,065	34	502	74	12,108
Additions							
- project capital	74	2	-	-	377	3	456
- stay-in-business capital	660	279	-	-	182	3	1,124
Disposals	(7)	(20)	-	-	-	-	(27)
Transfers and other movements [1]	193	276	-	-	(493)	-	(24)
Finance costs capitalised (note 8) [2]	-	-	-	-	3	-	3
Translation	(699)	(156)	(15)	-	(40)	(8)	(918)
Balance at 31 December 2011 - restated	7,432	3,603	1,050	34	531	72	12,722
Accumulated amortisation and impairments							
Balance at 1 January 2011 - restated	3,719	1,678	532	31	58	9	6,027
Amortisation for the year (notes 4 and 33)	586	227	9	1	-	2	825
Impairment and derecognition of assets (notes 7 and 13) [3]	9	6	-	-	-	-	15
Impairment reversal (notes 7 and 13) [3]	(76)	-	(59)	-	-	-	(135)
Disposals	(6)	(19)	-	-	-	-	(25)
Transfers and other movements [1]	(12)	(27)	-	-	-	-	(39)
Translation	(391)	(82)	(8)	-	(9)	(1)	(491)
Balance at 31 December 2011 - restated	3,829	1,783	474	32	49	10	6,177
Net book value at 31 December 2011 - restated	3,603	1,820	576	2	482	62	6,545
Cost							
Balance at 1 January 2012 - restated	7,432	3,603	1,050	34	531	72	12,722
Additions							
- project capital	133	51	-	-	601	6	791
- stay-in-business capital	624	328	-	2	192	3	1,149
Acquisition of subsidiary (note 34)	-	603	8	-	-	5	616
Disposals	(1)	(26)	-	-	-	-	(27)
Disposal of subsidiary (note 34)	-	(72)	-	-	-	(3)	(75)
Transfers and other movements [1]	111	243	(110)	-	(239)	(1)	4
Finance costs capitalised (note 8) [2]	-	-	-	-	12	-	12
Translation	(165)	(53)	(3)	(1)	(13)	(2)	(237)
Balance at 31 December 2012 - restated	8,134	4,677	945	35	1,084	80	14,955
Accumulated amortisation and impairments							
Balance at 1 January 2012 - restated	3,829	1,783	474	32	49	10	6,177
Amortisation for the year (notes 4 and 33)	541	279	8	-	-	2	830
Impairment and derecognition of assets (notes 7 and 13) [3]	254	87	-	-	15	-	356
Disposals	(1)	(25)	-	-	-	-	(26)
Disposal of subsidiary (note 34)	-	(22)	-	-	-	-	(22)
Transfers and other movements [1]	32	(8)	(41)	-	-	-	(17)
Translation	(95)	(19)	(2)	(1)	(1)	(1)	(119)
Balance at 31 December 2012 - restated	4,560	2,075	439	31	63	11	7,179
Net book value at 31 December 2012 - restated	3,574	2,602	506	4	1,021	69	7,776

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

15   Tangible assets

Figures in million	Mine development costs	Mine infra-structure	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings	Total
US Dollars							
Cost							
Balance at 1 January 2013	**8,134**	**4,677**	**945**	**35**	**1,084**	**80**	**14,955**
Additions							
- project capital	**60**	**61**	**-**	**-**	**483**	**9**	**613**
- stay-in-business capital	**530**	**255**	**-**	**-**	**119**	**3**	**907**
Disposals	**(2)**	**(57)**	**-**	**-**	**(82)**	**-**	**(141)**
Transfers and other movements [(1)]	**(494)**	**310**	**17**	**-**	**(748)**	**(1)**	**(916)**
Finance costs capitalised (note 8) [(2)]	**-**	**-**	**-**	**-**	**5**	**-**	**5**
Translation	**(800)**	**(280)**	**(24)**	**(1)**	**(112)**	**(8)**	**(1,225)**
Balance at 31 December 2013	**7,428**	**4,966**	**938**	**34**	**749**	**83**	**14,198**
Accumulated amortisation and impairments							
Balance at 1 January 2013	**4,560**	**2,075**	**439**	**31**	**63**	**11**	**7,179**
Amortisation for the year (notes 4 and 33)	**483**	**282**	**8**	**-**	**-**	**2**	**775**
Impairment and derecognition of assets (notes 7 and 13) [(3)]	**1,357**	**964**	**451**	**-**	**196**	**10**	**2,978**
Disposals	**(1)**	**(31)**	**-**	**-**	**-**	**-**	**(32)**
Transfers and other movements [(1)]	**(885)**	**79**	**12**	**-**	**(126)**	**(3)**	**(923)**
Translation	**(496)**	**(75)**	**(14)**	**1**	**(7)**	**(3)**	**(594)**
Balance at 31 December 2013	**5,018**	**3,294**	**896**	**32**	**126**	**17**	**9,383**
Net book value at 31 December 2013	**2,410**	**1,672**	**42**	**2**	**623**	**66**	**4,815**

Included in the amounts for mine infrastructure are assets held under finance leases with a net book value of nil (2012: $40m; 2011: $45m). Included in the amounts for land and buildings are assets held under finance leases with a net book value of $14m (2012: $19m; 2011: $22m).

The majority of the leased assets are pledged as security for the related finance leases.

No assets are encumbered by project finance.

Comparative years have been restated for the adoption of IFRIC 20. Refer note 39 for details.

[(1)]   *Transfers and other movements include amounts from deferred stripping, change in estimates of decommissioning assets, asset reclassifications and amounts written off.*
    Transfers to non-current asset held for sale comprise assets with a net book value of $80m relating to Navachab which were transferred to non-current assets held for sale.

[(2)]   *The weighted average capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation was 5.06% (2012: 6.54%; 2011: 6.86%). Interest capitalised relates to the Tropicana project in Australia.*

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

	Figures in millions	2013	2012	2011
			US Dollars	
15	**Tangible assets (continued)**			
	(3) *Impairment and derecognition of assets and impairment reversal include the following:*			
	Impairment of cash generating units			
	South Africa			
	Moab Khotsong	**293**	-	-
	The Moab cash generating unit impairment is the result of changes to the mine plan following a revision to capital expenditure and from factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, Moab's recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $290m and for mine infrastructure of $3m. The recoverable amount was determined using a real pre-tax discount rate of 11.2% and was based on the impairment assumptions detailed in this note.			
	Great Noligwa	**-**	31	-
	In 2012, the Great Noligwa cash generating unit impairment resulted from a revised mine plan. Factors such as reduction in Ore Reserve resulting from resource model changes, abandonment of certain areas, grade factors and an increase in the cost of extraction affected the mine plan. As a result, Great Noligwa's recoverable amount did not support its carrying value and an impairment loss was recognised for mine development of $25m and mine infrastructure of $6m. The recoverable amount was determined using a real pre-tax discount of 13% and was based on the impairment assumptions detailed in this note.			
	Ghana			
	Iduapriem	**74**	-	-
	The Iduapriem cash generating unit impairment is the result of factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, Iduapriem's recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $74m. The recoverable amount was determined using a real pre-tax discount rate of 9.6% and was based on the impairment assumptions detailed in this note.			
	Obuasi	**993**	-	-
	The Obuasi cash generating unit impairment is the result of factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, Obuasi's recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $377m, mine infrastructure of $383m, mineral rights and dumps of $231m and assets under construction of $2m. The recoverable amount was determined using a real pre-tax discount rate of 8% and was based on the impairment assumptions detailed in this note.			
	Guinea			
	Siguiri	**25**	-	-
	The Siguiri cash generating unit impairment is the result of factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, Siguiri's recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $25m. The recoverable amount was determined using a real pre-tax discount rate of 18.1% and was based on the impairment assumptions detailed in this note.			
	Tanzania			
	Geita	**555**	-	-
	The Geita cash generating unit impairment is the result of factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, Geita's recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $187m, mine infrastructure of $153m and mineral rights and dumps of $215m. The recoverable amount was determined using a real pre-tax discount rate of 13.4% and was based on the impairment assumptions detailed in this note.			

Figures in millions	**2013**	2012	2011
		US Dollars	
15 Tangible assets (continued)			
Impairment of cash generating units (continued)			
Americas			
Cripple Creek and Victor The Cripple Creek and Victor cash generating unit impairment is the result of factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, Cripple Creek and Victor's recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $203m, mine infrastructure of $122m, mineral rights and dumps of $5m, assets under construction of $105m and land $10m. The recoverable amount was determined using a real pre-tax discount rate of 6.2% and was based on the impairment assumptions detailed in this note.	**445**	-	-
AngloGold Ashanti Mineração The AngloGold Ashanti Mineração cash generating unit impairment is the result of factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, AngloGold Ashanti Mineração's recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $150m and mine infrastructure of $182m. The recoverable amount was determined using a real pre-tax discount rate of 9.1% and was based on the impairment assumptions detailed in this note.	**332**	-	-
Cerro Vanguardia The Cerro Vanguardia cash generating unit impairment is the result of factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, Cerro Vanguardia's recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of $45m, mine infrastructure of $86m and assets under construction of $1m. The recoverable amount was determined using a real pre-tax discount rate of 13.5% and was based on the impairment assumptions detailed in this note.	**132**	-	-
Derecognition of assets			
South Africa			
Vaal River Surface operations - mine infrastructure and assets under construction In 2013, due to changes in the mine plan the SX Replacement Project (South Uranium Plant) has been abandoned and will not generate future cash flows resulting in the derecognition of mine infrastructure of $10m and assets under construction of $4m.	**14**	-	-
Kopanang - mine development costs In 2012, due to changes in the mine plan, certain areas were abandoned and were not expected to generate future cash flows.	**-**	14	-
TauTona VCR shaft pillar and ore pass - mine development costs and mine infrastructure In 2011, due to a change in the mine plan resulting from safety-related concerns following seismic activity, the VCR shaft pillar and ore pass development were abandoned.	**-**	-	9
Savuka - mine development costs In 2011, due to a change in the mine plan, the Savuka assets were abandoned.	**-**	-	1
Guinea			
Siguiri - mine development costs In 2012, due to depleted reserves in Sintroko, Kozan and Kintinia pits, exploration and pit dewatering costs previously capitalised were not expected to generate future economic value. Certain areas were also abandoned due to safety-related concerns.	**-**	14	-
Ghana			
Obuasi - mine development costs, mine infrastructure, mineral rights and dumps and assets under construction In 2012, due to a change in the mine plan, certain areas were abandoned mainly due to depletion of reserves and assets in poor physical condition or considered obsolete were also derecognised. A loss was recognised for mine development of $201m, mine infrastructure $80m and assets under construction $15m.	**-**	296	-

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

Figures in millions	2013	2012	2011
		US Dollars	
15 Tangible assets (continued)			
Derecognition of assets (continued)			
Democratic Republic of the Congo			
Mongbwalu - mine infrastructure and assets under construction	**105**	-	-
In 2013, the Mongbwalu project in the Democratic Republic of the Congo was discontinued and will not generate future cash flows. A loss was recognised for mine infrastructure of $21m and assets under construction $84m.			
Other			
Derecognition of other mine development and mine infrastructure.	**10**	1	5
	2,978	356	15
Impairment reversal of cash generating unit			
Tanzania			
Geita mine - cash generating unit	**-**	-	135
In 2011, the Geita mine impairment recognised in 2008 was reversed. The impairment reversal was largely due to an increase in the long-term real gold price, improved production, higher grades and lower unit costs, resulting in increased future discounted cash flows. The recoverable amount was determined using a real pre-tax discount rate of 12.3% and was based on the impairment assumptions detailed below.			

Impairment calculation assumptions - tangible assets and goodwill

Management assumptions for the value in use of tangible assets and goodwill include:

- the gold price assumption represents management's best estimate of the future price of gold. In arriving at the estimated long-term gold price, management considered all available market information, including current prices, historical averages, and forward-pricing curves. A long-term real gold price of $1,269/oz (2012: $1,584/oz; 2011: $1,530/oz) is based on a range of economic and market conditions that are expected to exist over the remaining useful life of the assets.

Annual life of mine plans take into account the following:

- proved and probable Ore Reserve;
- value beyond proved and probable reserves (including exploration potential) determined using the gold price assumption referred to above;
- In determining the impairment, the real pre-tax discount rate, per cash generating unit ranged from 6.2% to 18.1% which was derived from the group's weighted average cost of capital (WACC) and risk factors consistent with the basis used in 2012 and 2011. At 31 December 2013, the group WACC was 7.3% (real post-tax) which is 204 basis points higher than in 2012 of 5.3% (2011: 5.3%), and is based on the average capital structure of the group and three major gold companies considered to be appropriate peers. In determining the WACC for each cash generating unit, sovereign and mining risk factors are considered to determine country specific risks. The country risk factor is based on the group's internal assessment of country risk relative to the issues experienced in the countries in which it operates and explores. Project risk has been applied to cash flows relating to certain mines that are deep level underground mining projects below infrastructure in South Africa and Continental Africa region;
- foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
- cash flows used in impairment calculations are based on life of mine plans which range from 3 years to 47 years; and
- variable operating cash flows are increased at local Consumer Price Index rates.

The group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. In addition, goodwill is tested on an annual basis for impairment. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each cash generating unit. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as spot gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

Should management's estimate of the future not reflect actual events, further impairments may be identified. Factors affecting the estimates include:

- changes in proved and probable Ore Reserve as well as value beyond proved and probable reserves;
- the grade of Ore Reserve as well as value beyond proved and probable reserves may vary significantly from time to time;
- differences between actual commodity prices and commodity price assumptions;
- unforeseen operational issues at mine sites; and
- changes in capital, operating mining, processing and reclamation costs and foreign exchange rates.

There were no impairment indicators for cash generating units during 2011.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

16 Intangible assets

Figures in million	Goodwill	Software and licences	Royalty, tax rate concession and other	Total
			US Dollars	
Cost				
Balance at 1 January 2011	433	-	50	483
Additions	-	16	-	16
Translation	2	-	-	2
Balance at 31 December 2011	435	16	50	501
Accumulated amortisation and impairments				
Balance at 1 January 2011	256	-	33	289
Amortisation for the year (notes 4 and 33)	-	-	2	2
Balance at 31 December 2011	256	-	35	291
Net book value at 31 December 2011 [1]	179	16	15	210
Cost				
Balance at 1 January 2012	435	16	50	501
Additions	-	78	1	79
Acquisition of subsidiary (note 34)	14	-	-	14
Transfers and other movements	-	-	7	7
Translation	2	(2)	-	-
Balance at 31 December 2012	451	92	58	601
Accumulated amortisation and impairments				
Balance at 1 January 2012	256	-	35	291
Amortisation for the year (notes 4 and 33)	-	-	5	5
Impairment reversal (notes 7 and 13) [2]	-	-	(10)	(10)
Balance at 31 December 2012	256	-	30	286
Net book value at 31 December 2012 [1]	195	92	28	315
Cost				
Balance at 1 January 2013	**451**	**92**	**58**	**601**
Additions	**-**	**67**	**1**	**68**
Disposals	**-**	**-**	**(1)**	**(1)**
Transfers and other movements	**-**	**(3)**	**2**	**(1)**
Transfer to asset held for sale	**(2)**	**(2)**	**-**	**(4)**
Translation	**(33)**	**(13)**	**-**	**(46)**
Balance at 31 December 2013	**416**	**141**	**60**	**617**
Accumulated amortisation and impairments				
Balance at 1 January 2013	**256**	**-**	**30**	**286**
Amortisation for the year (notes 4 and 33)	**-**	**19**	**5**	**24**
Impairment (notes 7 and 13)	**15**	**33**	**3**	**51**
Disposals	**-**	**-**	**(1)**	**(1)**
Transfer and other movements	**-**	**-**	**1**	**1**
Transfer to asset held for sale	**(2)**	**-**	**-**	**(2)**
Translation	**(7)**	**(2)**	**-**	**(9)**
Balance at 31 December 2013	**262**	**50**	**38**	**350**
Net book value at 31 December 2013 [1]	**154**	**91**	**22**	**267**

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2013	2012	2011
		US Dollars	
16 Intangible assets (continued)			
(1) Net book value of goodwill allocated to each of the cash generating units (CGUs):			
- Sunrise Dam	**136**	159	156
- AngloGold Ashanti Córrego do Sitío Mineração (3)	**-**	15	15
- First Uranium (Pty) Limited	**10**	13	-
- Serra Grande	**8**	8	8
(note 2)	**154**	195	179
Real pre-tax discount rates applied in impairment calculations on CGUs for which the carrying amount of goodwill is significant are as follows:			
Sunrise Dam (4)	**7.1%**	6.1%	8.4%

(2) *As part of the stability agreement entered into in 2004, the Government of Ghana agreed to a concession on the royalty payments by maintaining a rate of 3% for 15 years from 2004. The impairment reversal during 2012 relates to the corporate tax rate concession which was granted at a rate of 30% for the Ashanti business combination in 2004. During 2005, the corporate tax rate in Ghana decreased to 25% and the tax rate concession, which expires in 2019, was fully impaired. During 2012, the corporate tax rate on mining companies was increased from 25% to 35% resulting in an impairment reversal.*

(3) *Goodwill has been allocated to its respective CGU's where it is tested for impairment as part of the CGU (note 15). The group reviews and tests the carrying value of goodwill on an annual basis for impairment. Following the impairment review, goodwill to the value of $15m at AngloGold Ashanti Córrego do Sitío Mineração was impaired utilising a real pre-tax discount rate of 9.1% during 2013.*

(4) *The discount rates for 2013 were determined on a basis consistent with the 2012 and 2011 discount rates. The value in use recoverable amount of the CGU is $476m (2012: $1,543m; 2011: $821m).*

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

17   Material partly-owned subsidiaries

Name	Non-controlling interest % holding			Country of incorporation and operation
	2013	2012	2011	
Cerro Vanguardia S.A. (CVSA)	**7.50**	7.50	7.50	Argentina
Société AngloGold Ashanti de Guinée S.A. (Siguiri)	**15.00**	15.00	15.00	Republic of Guinea
Mineração Serra Grande S.A. (MSG) [(1)]	**-**	-	50.00	Brazil
Rand Refinery Limited (Rand Refinery) [(2)]	**-**	-	46.97	South Africa

[(1)]   On 28 June 2012, AngloGold Ashanti Limited acquired the remaining 50% stake in the Serra Grande mine.

[(2)]   In early December 2012, AngloGold Ashanti Limited disposed of a 5% interest in Rand Refinery Limited, with the remaining interest being accounted for as an associate (note 18).

Financial information of subsidiaries that have material non-controlling interests are provided below:

Figures in millions	**2013**	2012	2011
	US Dollars		
Profit allocated to material non-controlling interest			
Cerro Vanguardia S.A.	**1**	12	10
Société AngloGold Ashanti de Guinée S.A.	**6**	8	15
Mineração Serra Grande S.A.	**-**	9	13
Rand Refinery Limited	**-**	16	9
Accumulated balances of material non-controlling interests			
Cerro Vanguardia S.A.	**7**	15	14
Société AngloGold Ashanti de Guinée S.A.	**24**	31	30
Mineração Serra Grande S.A.	**-**	-	63
Rand Refinery Limited	**-**	-	30

Summarised financial information of material partly-owned subsidiaries is as follows. The information is based on amounts including inter-company balances.

Figures in millions	CVSA	Siguiri	MSG	Rand Refinery
	US Dollars			
Statement of profit or loss for 2013				
Revenue	**425**	**452**	**-**	**-**
Profit for the year	**14**	**39**	**-**	**-**
Other comprehensive income for the year, net of tax	**-**	**-**	**-**	**-**
Total comprehensive income for the year, net of tax	**14**	**39**	**-**	**-**
Attributable to non-controlling interests	**1**	**6**	**-**	**-**
Dividends paid to non-controlling interests	**(8)**	**(14)**	**-**	**-**
Statement of profit or loss for 2012				
Revenue	485	457	108	2
Profit (loss) for the year	150	72	19	(14)
Other comprehensive income for the year, net of tax	-	-	-	1
Total comprehensive income (loss) for the year, net of tax	150	72	19	(13)
Attributable to non-controlling interests	12	8	9	16
Dividends paid to non-controlling interests	(10)	(6)	(5)	-
Statement of profit or loss for 2011				
Revenue	385	479	203	3
Profit for the year	130	98	25	18
Other comprehensive income for the year, net of tax	-	-	-	-
Total comprehensive income for the year, net of tax	130	98	25	18
Attributable to non-controlling interests	10	15	13	9
Dividends paid to non-controlling interests	(7)	(14)	(17)	-

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

17 Material partly-owned subsidiaries (continued)

Summarised financial information of subsidiaries is as follows. The information is based on amounts before inter-company eliminations.

Figures in million	CVSA	Siguiri	MSG	Rand Refinery
	US Dollars			
Statement of financial position as at 31 December 2013				
Non-current assets	**192**	**151**	-	-
Current assets	**175**	**165**	-	-
Non-current liabilities	**(74)**	**(76)**	-	-
Current liabilities	**(181)**	**(51)**	-	-
Total equity	**112**	**189**	-	-
Statement of financial position as at 31 December 2012				
Non-current assets	298	181	-	-
Current assets	207	211	-	-
Non-current liabilities	(102)	(86)	-	-
Current liabilities	(181)	(66)	-	-
Total equity	222	240	-	-
Statement of financial position as at 31 December 2011				
Non-current assets	237	180	180	36
Current assets	117	179	42	47
Non-current liabilities	(83)	(82)	(49)	(6)
Current liabilities	(76)	(69)	(43)	(14)
Total equity	195	208	130	63
Statement of cash flows for the year ended 31 December 2013				
Cash inflow from operating activities	**116**	**94**	**-**	**-**
Cash outflow from investing activities	**(69)**	**(30)**	**-**	**-**
Cash outflow from financing activities	**(107)**	**(92)**	**-**	**-**
Net decrease in cash and cash equivalents	**(60)**	**(28)**	**-**	**-**
Statement of cash flows for the year ended 31 December 2012				
Cash inflow from operating activities	300	72	26	49
Cash outflow from investing activities	(137)	(33)	(14)	(54)
Cash outflow from financing activities	(123)	(40)	(1)	-
Net increase (decrease) in cash and cash equivalents	40	(1)	11	(5)
Statement of cash flows for the year ended 31 December 2011				
Cash inflow from operating activities	119	132	64	4
Cash outflow from investing activities	(87)	(18)	(43)	(8)
Cash (outflow) inflow from financing activities	(63)	(89)	(40)	1
Net (decrease) increase in cash and cash equivalents	(31)	25	(19)	(3)

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2013	2012	2011
	US Dollars		

18   Investments in associates and joint ventures

	2013	2012	2011
Carrying value			
Investments in associates	**62**	92	47
Investments in joint ventures	**1,265**	955	644
	1,327	1,047	691

Investments in associates include:

Name	Effective %			Description	Country of incorporation and operation
	2013	2012	2011		
Listed associates					
Trans-Siberian Gold plc	**31.17**	31.17	30.90	Exploration and mine development	United Kingdom operating in Russia
Unlisted associates					
Rand Refinery Limited [2]	**42.43**	48.03	-	Smelting and refining of gold	South Africa

Figures in millions	2013	2012	2011
	US Dollars		
Carrying value of associates			
Trans-Siberian Gold plc [1]	**7**	22	35
Rand Refinery Limited (note 34)	**46**	57	-
Other	**9**	13	12
	62	92	47

Equity accounting of Trans-Siberian Gold plc is based on results to 30 September.

Equity accounting of Rand Refinery is based on results from the management accounts to 30 November.

	2013	2012	2011
Net impairment of investments in associates			
Trans-Siberian Gold plc	**(13)**	(17)	(2)
Other	**(1)**	(1)	(3)
(Notes 9 and 13)	**(14)**	(18)	(5)

The impairment indicators considered the quoted share price where available, current financial position and operating results. Impairments of $14m (2012: $20m; 2011: $5m) were recorded and an impairment reversal of nil (2012: $2m; 2011: nil) was recognised in the income statement relating to Trans-Siberian Gold plc due to the increase in the listed share price.

[1]   At 31 December 2013, the fair value of the group's investment in Trans-Siberian Gold plc was $14m (2012: $22m; 2011: $35m).

[2]   During the year the group disposed of 5.6% of Rand Refinery Limited for an amount of $6m.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

18 Investments in associates and joint ventures (continued)

Summarised financial information of associates is as follows (not attributable):

Figures in million	Trans-Siberian Gold plc	Rand Refinery Limited
	US Dollars	
Statement of profit or loss for 2013		
Revenue	-	84
Operating costs and expenses	1	(67)
Finance costs and unwinding of obligations	(7)	-
Interest received	-	1
Taxation	(2)	(4)
(Loss) profit for the year	(8)	14
Other comprehensive income for the year, net of tax	-	-
Total comprehensive (loss) income for the year, net of tax	(8)	14
Statement of profit or loss for 2012		
Revenue	33	-
Operating costs and expenses	(19)	-
Finance costs and unwinding of obligations	(2)	-
Taxation	2	-
Profit for the year	14	-
Other comprehensive loss for the year, net of tax	-	(1)
Total comprehensive income (loss) for the year, net of tax	14	(1)
Statement of profit or loss for 2011		
Revenue	-	-
Operating costs and expenses	(3)	-
Taxation	(1)	-
Loss for the year	(4)	-
Other comprehensive income for the year, net of tax	-	-
Total comprehensive loss for the year, net of tax	(4)	-

Figures in millions	2013	2012	2011
	US Dollars		
Aggregate statement of profit or loss for immaterial associates (attributable)			
Revenue	7	13	13
Operating costs and expenses	(8)	(14)	(13)
Loss for the year	(1)	(1)	-
Other comprehensive income for the year, net of tax	-	-	-
Total comprehensive loss for the year, net of tax	(1)	(1)	-
Dividends received from associates	-	1	-

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

18   Investments in associates and joint ventures (continued)

Summarised financial information of associates is as follows (not attributable):

Figures in million	Trans-Siberian Gold plc	Rand Refinery Limited
	US Dollars	
Statement of financial position as at 31 December 2013		
Non-current assets	**104**	**73**
Current assets	**21**	**19**
Cash and cash equivalents	**-**	**19**
Total assets	**125**	**111**
Non-current financial liabilities	**1**	**-**
Other non-current liabilities	**-**	**6**
Current financial liabilities	**36**	**-**
Other current liabilities	**-**	**18**
Total liabilities	**37**	**24**
Net assets	**88**	**87**
Group's share of net assets	**27**	**37**
Goodwill	**-**	**9**
Impairment of investment in associate	**(19)**	**-**
Other	**(1)**	**-**
Carrying amount of interest in associates	**7**	**46**
Statement of financial position as at 31 December 2012		
Non-current assets	120	57
Current assets	15	35
Cash and cash equivalents	4	31
Total assets	139	123
Non-current financial liabilities	24	-
Other non-current liabilities	-	7
Current financial liabilities	22	23
Total liabilities	46	30
Net assets	93	93
Group's share of net assets	29	45
Goodwill	-	12
Impairment of investment in associate	(6)	-
Other	(1)	-
Carrying amount of interest in associates	22	57
Statement of financial position as at 31 December 2011		
Non-current assets	129	-
Current assets	4	-
Cash and cash equivalents	3	-
Total assets	136	-
Non-current financial liabilities	53	-
Current financial liabilities	7	-
Total liabilities	60	-
Net assets	76	-
Group's share of net assets	23	-
Goodwill	8	-
Other	4	-
Carrying amount of interest in associates	35	-

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

18   Investments in associates and joint ventures (continued)

Investments in joint ventures include:

Name	Effective %			Description	Country of incorporation and operation
	2013	2012	2011		
Kibali Goldmines s.p.r.l. [(1)]	**45**	45	45	Exploration and mine development	The Democratic Republic of the Congo
Société des Mines de Morila S.A. (Morila)	**40**	40	40	Commercial exploitation of gold	Mali
Société d'Exploitation des Mines d'Or de Sadiola S.A. (Sadiola)	**41**	41	41	Commercial exploitation of gold	Mali

[(1)]   *AngloGold Ashanti Limited has a 50% interest in the Kibali (Jersey) Limited (Kibali) which holds our effective 45% interest in Kibali Goldmines s.p.r.l.*

Figures in millions	**2013**	2012	2011
		US Dollars	
Carrying value of joint ventures			
Kibali	**1,241**	797	497
Morila	**8**	19	41
Sadiola	**-**	136	85
Immaterial joint ventures	**16**	3	21
	1,265	955	644
(Impairment) reversal of investments in joint ventures			
Sadiola	**(166)**	-	-
Morila	**(13)**	-	-
Other	**(2)**	(39)	9
	(181)	(39)	9
Loss on disposal of loan to joint venture	**-**	(2)	-
Recovery of a loan previously impaired	**31**	-	-
(Notes 9 and 13)	**(150)**	(41)	9

The impairment indicators considered the current financial position and operating results. Impairments of $181m (2012: $39m; 2011: $11m) were recorded and an impairment reversal of $31m (2012: nil; 2011: $20m) was recognised in the income statement. During 2011, the AGA-Polymetal Strategic Alliance impairment of $20m was reversed to increase the carrying amount of the investment to fair value less costs to sell (note 25).

Comparative years have been restated for the adoption of IFRIC 20. Refer to changes in accounting policies (note 39) for details.

The unrecognised share of losses of the joint ventures for 2013 is $29m (2012: nil; 2011: nil).

Summarised financial information of joint ventures is as follows (not attributable):

Figures in millions	Kibali	Morila	Sadiola
		US Dollars	
Statement of profit or loss for 2013			
Revenue	**109**	**199**	**295**
Other operating costs and expenses	**(44)**	**(113)**	**(344)**
Amortisation of tangible and intangible assets	**(15)**	**(4)**	**(5)**
Finance costs and unwinding of obligations	**(1)**	**(1)**	**(1)**
Interest received	**4**	**-**	**1**
Taxation	**5**	**(34)**	**(14)**
Profit (loss) for the year	**58**	**47**	**(68)**
Other comprehensive income for the year, net of tax	**-**	**-**	**-**
Total comprehensive income (loss) for the year, net of tax	**58**	**47**	**(68)**
Dividends received from joint ventures	**-**	**45**	**-**

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

18 Investments in associates and joint ventures (continued)

Summarised financial information of associates is as follows (not attributable):

Figures in million	Kibali	Morila	Sadiola
		US Dollars	
Statement of profit or loss for 2012			
Revenue	-	337	411
Other operating costs and expenses	(2)	(156)	(297)
Amortisation of tangible and intangible assets	(2)	(10)	(6)
Finance costs and unwinding of obligations	-	(1)	(2)
Interest received	1	-	-
Taxation	-	(44)	(29)
(Loss) profit for the year	(3)	126	77
Other comprehensive income for the year, net of tax	-	-	-
Total comprehensive (loss) income for the year, net of tax	(3)	126	77
Dividends received from joint ventures	-	180	41
Statement of profit or loss for 2011			
Revenue	-	392	460
Other operating income (costs and expenses)	1	(205)	(265)
Amortisation of tangible and intangible assets	(2)	(11)	(5)
Finance costs and unwinding of obligations	-	(1)	(2)
Interest received	1	-	-
Taxation	-	(60)	(63)
Profit for the year	-	115	125
Other comprehensive income for the year, net of tax	-	-	-
Total comprehensive income for the year, net of tax	-	115	125
Dividends received from joint ventures	-	190	87

Figures in million	2013	2012	2011
		US Dollars	
Aggregate statement of profit or loss for immaterial joint ventures (attributable)			
Revenue	**42**	55	50
Other operating costs and expenses	**(87)**	(110)	(77)
Amortisation of tangible and intangible assets	**(2)**	(3)	(1)
Taxation	**(2)**	-	(1)
Loss for the year	**(49)**	(58)	(29)
Other comprehensive income for the year, net of tax	**-**	-	-
Total comprehensive loss for the year, net of tax	**(49)**	(58)	(29)

Figures in million	Kibali	Morila	Sadiola
		US Dollars	
Statement of financial position as at 31 December 2013			
Non-current assets	**2,353**	**39**	**360**
Current assets	**258**	**70**	**165**
Cash and cash equivalents	**5**	**3**	**4**
Total assets	**2,616**	**112**	**529**
Non-current financial liabilities	**54**	**5**	**-**
Other non-current liabilities	**8**	**12**	**67**
Current financial liabilities	**6**	**-**	**182**
Other current liabilities	**91**	**44**	**105**
Total liabilities	**159**	**61**	**354**
Net assets	**2,457**	**51**	**175**
Group's share of net assets	**1,229**	**20**	**72**
Loans advanced to the joint venture	**-**	**-**	**74**
Impairment of investment in the joint venture	**-**	**(12)**	**(166)**
Other	**12**	**-**	**20**
Carrying amount of interest in joint ventures	**1,241**	**8**	**-**

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

18 Investments in associates and joint ventures (continued)

Summarised financial information of associates is as follows (not attributable):

Figures in million	Kibali	Morila	Sadiola
	US Dollars		
Statement of financial position as at 31 December 2012			
Non-current assets	1,599	27	311
Current assets	83	57	133
Cash and cash equivalents	12	23	29
Total assets	1,694	107	473
Non-current financial liabilities	53	5	-
Other non-current liabilities	5	12	64
Current financial liabilities	18	-	88
Other current liabilities	50	41	77
Total liabilities	126	58	229
Net assets	1,568	49	244
Group's share of net assets	784	19	100
Loans advanced to the joint venture	-	-	36
Other	13	-	-
Carrying amount of interest in joint ventures	797	19	136
Statement of financial position as at 31 December 2011			
Non-current assets	978	31	213
Current assets	12	77	140
Cash and cash equivalents	2	63	4
Total assets	992	171	357
Non-current financial liabilities	-	5	-
Other non-current liabilities	-	14	60
Current financial liabilities	9	-	-
Other current liabilities	7	49	90
Total liabilities	16	68	150
Net assets	976	103	207
Group's share of net assets	488	41	85
Other	9	-	-
Carrying amount of interest in joint ventures	497	41	85

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

Figures in millions	2013	2012	2011
		US Dollars	
19 Other investments			
Non-current investments			
Listed investments			
Available-for-sale			
Balance at beginning of year	**69**	82	124
Additions	**9**	6	47
Acquisition of subsidiary (note 34)	**-**	3	-
Disposals	**(2)**	-	(2)
Fair value adjustments	**4**	(12)	(59)
Impairments (notes 7 and 13) [1]	**(26)**	(8)	(21)
Transfer to current investments	**(1)**	-	-
Translation	**(5)**	(2)	(7)
Balance at end of year	**48**	69	82
The available-for-sale non-current investments consist of ordinary shares and collective investment schemes and primarily comprise:			
International Tower Hill Mines Limited (ITH)	**4**	24	43
Corvus Gold Corporation	**13**	9	2
Various listed investments held by Environmental Rehabilitation Trust Fund	**22**	22	18
Other	**9**	14	19
	48	69	82
[1] **Impairment of investments due to a significant decline in fair value**			
International Tower Hill Mines Limited	**21**	-	-
Corvus Gold Corporation	**2**	-	-
First Uranium Corporation	**-**	5	19
Other	**3**	3	2
	26	8	21
Current investments			
Listed investments			
Available-for-sale			
Balance at beginning of year	**-**	-	-
Transfer from non-current investments	**1**	-	-
Balance at end of year	**1**	-	-
The available-for-sale current investments consist of ordinary shares and collective investment schemes and primarily comprise:			
RoxGold Inc.	**1**	-	-

The group's listed available-for-sale equity investments are susceptible to market price risk arising from uncertainties about the future values of the investments.

At the reporting date, the majority of equity investments were listed on the Toronto Stock Exchange and the JSE.

Based on the share price of ITH over the past year and carrying value at 31 December 2013 of $4m, if ITH achieved the high that it achieved during 2013 of C$2.48 per share, other comprehensive income (OCI) would increase by $21m. If it achieved the low of C$0.31 per share, OCI would decrease by $1m. If the decrease was significant or prolonged, an impairment would be recorded.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

19 Other investments (continued)

Based on the share price of Corvus Gold Corporation over the past year and carrying value at 31 December 2013 of $13m, if Corvus Gold Corporation achieved the high that it achieved during 2013 of C$1.70 per share, other comprehensive income (OCI) would increase by $6m. If it achieved the low of C$0.51 per share, OCI would decrease by $7m. If the decrease was significant or prolonged, an impairment would be recorded.

The exposure to listed shares held by the Environmental Rehabilitation Trust Fund at fair value on the JSE was $22m. An analysis based on the assumption that the equity index (ALSI on the JSE) had increased/decreased by 10% with all other variables held constant and all the group's JSE listed equity investments moved according to the ALSI, would impact OCI by $2.2m. If the decrease was significant or prolonged, an impairment would be recorded.

Figures in millions	**2013**	2012	2011
		US Dollars	
Non-current investments			
Listed investments			
Held-to-maturity			
Balance at beginning of year	**7**	8	13
Additions	**5**	-	-
Maturities	**(6)**	-	(3)
Amortisation of bonds	**1**	-	-
Translation	**(1)**	(1)	(2)
Balance at end of year	**6**	7	8
The held-to-maturity investment consists of government bonds held by the Environmental Rehabilitation Trust Fund administered by RMB Private Bank.			
The market value of bonds held-to-maturity is $8m (2012: $11m; 2011: $11m) and has a sensitivity of less than $1m (2012: less than $1m; 2011: $1m) for a 1% change in interest rates.			
Book value of listed investments	**55**	76	90
Market value of listed investments	**57**	80	93
Non-current investments			
Unlisted investments			
Available-for-sale			
Balance at beginning of year	**2**	9	9
Impairment (notes 7 and 13)	**(2)**	(7)	-
Balance at end of year	**-**	2	9
Held-to-maturity			
Balance at beginning of year	**89**	87	91
Additions	**77**	91	101
Maturities	**(72)**	(85)	(87)
Translation	**(17)**	(4)	(18)
Balance at end of year	**77**	89	87

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2013	2012	2011
	US Dollars		
19 Other investments (continued)			
Non-current investments (continued)			
Held-to-maturity investments (continued)			
Unlisted investments			
The held-to-maturity investments include:			
Negotiable Certificates of Deposit - Environmental Rehabilitation Trust Fund administered by RMB Private Bank	71	81	80
Nufcor Uranium Trust Fund	3	5	5
Other	3	3	2
	77	89	87
Book value of unlisted investments	77	91	96
Fair value of unlisted investments [2]	77	91	87
Total book value of other investments (note 37)	132	167	186
Total fair value of other investments (note 37) [2]	134	171	180

[2] In 2011, there was no market for the unlisted equity investments and therefore fair value could not be measured reliably. The unlisted equity investments were carried at cost and were not included in the fair value calculations.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

	Figures in millions	2013	2012	2011
			US Dollars	
20	**Inventories**			
	Non-current			
	Raw materials			
	- heap-leach inventory	**479**	436	386
	- ore stockpiles [1]	**107**	174	24
	Total metal inventories	**586**	610	410
	Current			
	Raw materials			
	- ore stockpiles	**335**	432	394
	- heap-leach inventory	**111**	128	99
	Work in progress			
	- metals in process	**93**	139	91
	Finished goods			
	- gold doré/bullion	**87**	91	94
	- by-products	**8**	11	24
	Total metal inventories	**634**	801	702
	Mine operating supplies	**419**	412	296
		1,053	1,213	998
	Total inventories [2]	**1,639**	1,823	1,408

[1] *Includes non-current ore stockpiles of First Uranium SA acquired during July 2012, as disclosed in note 34.*

[2] *The amount of the write-down of ore stockpiles, metals in process, gold doré/ bullion, by-products and mine operating supplies to net realisable value, and recognised as an expense in special items and cost of sales is $291m (2012: $5m; 2011: $4m).*

Comparative years have been restated for the adoption of IFRIC 20. Refer to note 39 for details.

	Figures in millions	2013	2012	2011
			US Dollars	
21	**Other non-current assets**			
	Post-retirement medical scheme for Rand Refinery employees (note 29)	**-**	-	2
	Ashanti Retired Staff Pension Fund (note 29)	**-**	-	1
	AngloGold Ashanti Limited Pension Fund (note 29)	**41**	-	-
	Loans and receivables			
	Loan receivable bearing interest at 8% per annum	**-**	6	6
	Other non-interest bearing loans and receivables - receivable on various dates	**-**	1	-
		41	7	9

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

Figures in millions	**2013**	2012	2011
	US Dollars		
22 Trade and other receivables			
Non-current			
Prepayments and accrued income	**10**	31	22
Recoverable tax, rebates, levies and duties [(1)]	**14**	20	14
Reclamation sites trust fund	**-**	22	30
Deferred loan fees	**5**	6	9
Other receivables	**-**	-	1
	29	79	76
Current			
Trade and loan receivables	**73**	149	46
Prepayments and accrued income	**73**	86	80
Recoverable tax, rebates, levies and duties	**215**	223	174
Amounts due from related parties	**-**	2	3
Interest receivable	**-**	1	3
Royalties receivable	**-**	-	14
Deferred loan fees	**2**	2	5
Other receivables	**6**	9	29
	369	472	354
Total trade and other receivables	**398**	551	430

Current trade and loan receivables are generally on terms less than 90 days.

There is no concentration of credit risk with respect to trade receivables, as the group has a large number of internationally dispersed customers.

There is a concentration of risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government.

The recoverable value added tax, fuel duties and appeal deposits are summarised as follows:

	2013	2012	
Recoverable value added tax	**49**	16	
Recoverable fuel duties [(2)]	**18**	35	
Appeal deposits	**4**	4	

[(1)] The outstanding amounts have been discounted to their present value at a rate of 7.92%.

[(2)] Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities.

Comparative years have been restated for the adoption of IFRIC 20. Refer note 39 for details.

Figures in millions	**2013**	2012	2011
	US Dollars		
23 Cash restricted for use			
Non-current			
Cash restricted by prudential solvency requirements	**1**	1	1
Cash balances held by Environmental Rehabilitation Trust Funds	**30**	28	22
	31	29	23
Current			
Cash restricted by prudential solvency requirements	**11**	11	9
Cash balances held by the Tropicana joint venture	**34**	23	22
Other	**1**	1	4
	46	35	35
Total cash restricted for use (notes 37 and 38)	**77**	64	58

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2013	2012	2011
	US Dollars		

24 Cash and cash equivalents

	2013	2012	2011
Cash and deposits on call	**431**	595	499
Money market instruments	**217**	297	613
(notes 37 and 38)	**648**	892	1,112

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise the following:

	2013	2012	2011
Cash and deposits on call	**431**	595	499
Money market instruments	**217**	297	613
Bank overdraft	**(20)**	-	-
	628	892	1,112

25 Non-current assets and liabilities held for sale

Navachab gold mine

Effective 30 April 2013, AngloGold Ashanti announced its plan to sell the Navachab mine in Namibia. The Navachab gold mine is situated close to Karibib, about 170 kilometres northwest of the Namibian capital, Windhoek. It is included in the Continental Africa reporting segment. The open-pit mine, which began operations in 1989, has a processing plant that handles 120,000 metric tons a month. The mine produced 63,000 ounces of gold in 2013 (2012: 74,000 ounces).

On 10 February 2014, AngloGold Ashanti announced that it signed a binding agreement to sell Navachab to a wholly-owned subsidiary of QKR Corporation Ltd (QKR). The agreement provides for an upfront consideration based on an enterprise value of $110 m which will be adjusted to take into account Navachab's net debt and working capital position on the closing date of the transaction. The upfront consideration is payable in cash on the closing date. In addition, AngloGold Ashanti will receive deferred consideration in the form of a net smelter return (NSR). The NSR is to be paid quarterly for a period of seven years following the second anniversary of the closing date and will be determined at 2% of ounces sold by Navachab during a relevant quarter subject to a minimum average gold price of US$1,350 per ounce being achieved and capped at a maximum of 18,750 ounces sold per quarter. The transaction is subject to fulfilment of a number of conditions precedent, including Namibian and South African regulatory and third party approvals, which are expected to be obtained over the next several months. Navachab is not a discontinued operation and is not viewed as part of the core assets of the company.

The carrying amount of major classes of assets and liabilities of Navachab include:	2013	2012	2011
Tangible assets	**72**	-	-
Intangible assets	**2**	-	-
Inventories	**75**	-	-
Trade and other receivables	**2**	-	-
Cash and cash equivalents	**2**	-	-
Non-current assets held for sale (note 2)	**153**	-	-
Borrowings	**10**	-	-
Provisions	**4**	-	-
Deferred taxation	**35**	-	-
Trade and other payables	**8**	-	-
Non-current liabilities held for sale	**57**	-	-
Net non-current assets held for sale	**96**	-	-

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2013	2012	2011
	US Dollars		

25 Non-current assets and liabilities held for sale (continued)

Rand Refinery Limited	-	-	1

Effective December 2007, Rand Refinery allocated parts of its premises that were no longer utilised, to assets held for sale. On 1 April 2008, a sale agreement was concluded subject to the suspensive condition regarding rezoning of the land and transfer of title deeds.

AGA-Polymetal Strategic Alliance	-	-	20

Effective 2 December 2011, the AGA-Polymetal Strategic Alliance consisting of AGA-Polymetal Strategic Alliance Management Company Holdings Limited, Amikan Holding Limited, AS APK Holdings Limited, Imitzoloto Holdings Limited and Yeniseiskaya Holdings Limited were classified as held for sale. AngloGold Ashanti Holdings plc, a wholly owned subsidiary entered into a contractual agreement with Polyholding Limited relating to the disposal of these entities. A reversal of previous impairment losses recognised of $20m was recognised in share of associates and joint ventures' profit to increase the carrying amount of the investment to fair value less costs to sell (notes 9, 13 and 18). The transaction was completed on 8 February 2012.

Total non-current assets held for sale	**96**	-	21

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2013	2012	2011
	US Dollars		
26 Share capital and premium			
Share capital			
Authorised			
600,000,000 ordinary shares of 25 SA cents each	**23**	23	23
4,280,000 E ordinary shares of 25 SA cents each	**-**	-	-
2,000,000 A redeemable preference shares of 50 SA cents each	**-**	-	-
5,000,000 B redeemable preference shares of 1 SA cent each	**-**	-	-
	23	23	23
Issued and fully paid			
402,628,406 (2012: 383,320,962; 2011: 382,242,343) ordinary shares of 25 SA cents each	**16**	16	16
712,006 (2012: 1,617,752; 2011: 2,582,962) E ordinary shares of 25 SA cents each	**-**	-	-
2,000,000 (2012: 2,000,000; 2011: 2,000,000) A redeemable preference shares of 50 SA cents each	**-**	-	-
778,896 (2012: 778,896; 2011: 778,896) B redeemable preference shares of 1 SA cent each	**-**	-	-
	16	16	16
Treasury shares held within the group:			
2,778,896 (2012: 2,778,896; 2011: 2,778,896) A and B redeemable preference shares	**-**	-	-
5,171 (2012: 154,757; 2011: 326,906) ordinary shares	**-**	-	-
362,006 (2012: 917,752; 2011: 1,532,962) E ordinary shares	**-**	-	-
	16	16	16
Share premium			
Balance at beginning of year	**6,805**	6,766	6,718
Ordinary shares issued [(1)]	**259**	46	57
E ordinary shares issued and cancelled	**(6)**	(7)	(9)
	7,058	6,805	6,766
Less: held within the group			
Redeemable preference shares	**(53)**	(53)	(53)
Ordinary shares	**(6)**	(10)	(17)
E ordinary shares	**(9)**	(16)	(23)
Balance at end of year	**6,990**	6,726	6,673
Share capital and premium	**7,006**	6,742	6,689

[(1)]   *Includes share awards exercised and delivery of 18,140,000 shares to settle the outstanding 6% Mandatory Convertible Subordinated Bonds.*

The rights and restrictions applicable to the A and B redeemable preference shares:

A redeemable preference shares are entitled to:
- an annual dividend, after payment in full of the annual dividend on the B preference shares, equivalent to the balance of after tax profits from mining the Moab Mining Right Area; and
- on redemption, the nominal value of the shares and a premium per share equal to the balance of the net proceeds from disposal of assets relating to the Moab Mining Right Area, after redemption in full of the B preference shares and payment of the nominal value of the A preference shares.

B redeemable preference shares are entitled to:
- an annual dividend limited to a maximum of 5% of their issue price from the period that profits are generated from the Moab Mining Right Area; and
- on redemption, the nominal value of the shares and a premium of up to R249.99 per share provided by the net proceeds from disposal of the assets relating to the Moab Mining Right Area.

The Moab Mining Right Area consists of the Moab Khotsong mine operations.

The B preference shares will only be redeemed from any net proceeds remaining after the disposal of the Moab Mining Right Area following permanent cessation of mining activities. The maximum redemption price will be R250 per share.

In the event of any surplus remaining after the redemption in full of the B preference shares, the A preference shares will be redeemable at such value as would cover the outstanding surplus.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2013	2012	2011
	US Dollars		

27 Borrowings

Non-current

Unsecured
Debt carried at fair value

Mandatory convertible bonds - issued September 2010 (note 38) [1]

| | - | 588 | 760 |

Quarterly coupons were paid at 6% per annum and the conversion of the mandatory convertible bonds into ADSs was subject to shareholder approval, which was granted in October 2010. The bonds were US dollar-based.

On 16 September 2013, AngloGold Ashanti Holdings Finance plc paid and discharged the 6% mandatory convertible bonds (which matured on 15 September 2013) by delivering 18,140,000 American Depository Shares, or ADSs, which represent an equivalent number of shares of the company's common stock, and the cash equivalent of 177,859 shares of AngloGold Ashanti Limited as determined in the manner set out in the indenture governing the mandatory convertible bonds.

$1.25bn bonds - issued July 2013 [2]

| | 1,353 | - | - |

Semi-annual coupons are paid at 8.5% per annum. The bonds were issued on 30 July 2013, and unless the company redeems the bonds earlier they are repayable on 30 July 2020 and are US dollar-based.

Debt carried at amortised cost

Rated bonds - issued July 2012 [3]

| | 755 | 753 | - |

Semi-annual coupons are paid at 5.125% per annum. The bonds were issued on 30 July 2012, are repayable on 1 August 2022 and are US dollar-based.

Rated bonds - issued April 2010 [4]

| | 997 | 996 | 996 |

Semi-annual coupons are paid at 5.375% per annum on $700m 10-year bonds and at 6.5% per annum on $300m 30-year bonds. The $700m bonds are repayable in April 2020 and the $300m bonds are repayable in April 2040. The bonds are US dollar-based.

3.5% Convertible bonds - issued May 2009 [5]

| | - | 685 | 652 |

Semi-annual coupons were paid at 3.5% per annum. The bonds were convertible into ADSs up to May 2014 and are US dollar-based.

On 25 July 2013, AngloGold Ashanti Holdings plc commenced a cash tender offer to purchase any and all of the outstanding $732.5m 3.5% convertible bonds due May 2014 of AngloGold Ashanti Holdings Finance plc at a purchase price of $1,015 for each $1,000 principal amount of bonds validly tendered. The offer expired on 21 August 2013 and AngloGold Ashanti Holdings plc purchased $725.9m in aggregate principal amount of the bonds, representing 99.1% of the total issuance. In addition, holders received, in respect of their bonds that were accepted for purchase, accrued and unpaid interest on such bonds up to, but excluding, the settlement date of the tender offer. On 8 November 2013, AngloGold Ashanti Holdings Finance plc completed the redemption of all its outstanding 3.5% convertible bonds.

Syndicated revolving credit facility(A$600m) [6]

| | 489 | 261 | - |

Interest charged at BBSY plus 2.6% per annum. The applicable margin is subject to a ratings grid. Loan is repayable in December 2015 and is Australian dollar-based. The loan is subject to debt covenant arrangements for which no default event occurred.

R750m bonds - issued December 2013 [7]

| | 72 | - | - |

Quarterly coupons are paid at 3 month JIBAR plus 1.75% on R750m bonds and they are repayable on 9 December 2016.The bonds are SA rand-based.

Grupo Santander Brasil

| | - | 1 | 2 |

Interest charged at 8.11% per annum. Loans are repayable in monthly instalments terminating in April 2014 and are Brazilian real-based.

Brazilian Economic and Social Development Bank

| | - | 1 | 1 |

Interest charged at a rate of 2.3% plus delta exchange rate on individual instalments per annum. Loans are repayable in monthly instalments terminating in April 2014 and are Brazilian real-based.

Banco de Desenvolvimento de Minas Gerais

| | 2 | 1 | 1 |

Interest charged at a rate of 4.5% per annum. Loans are repayable in monthly instalments terminating in June 2020 and are Brazilian real-based.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

Figures in millions	2013	2012	2011
		US Dollars	
27 Borrowings (continued)			
Non-current (continued)			
Secured			
Finance leases			
Turbine Square Two (Pty) Limited	**25**	31	33
The leases are capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in March 2022 and are SA rand-based. The buildings financed are used as security for these loans (note 38).			
Caterpillar Financial Services Corporation	**4**	8	10
Interest charged at an average rate of 5.5% per annum. Loans are repayable in monthly instalments terminating in 2015 and are US dollar-based. The equipment financed is used as security for these loans.			
Mazuma Capital Corporation	**-**	-	2
Interest charged at an average rate of 5.6% per annum. Loans were repaid in monthly instalments and terminated in November 2012 and were US dollar-based. The equipment financed was used as security for these loans.			
CSI Latina Arrendamento Mercantil S.A.	**1**	1	2
Interest charged at a rate of 10.4% per annum. Loans are repayable by December 2016 and are Brazilian real-based. The equipment financed is used as security for these loans.			
Navachab Lewcor Mining Contract	**-**	22	29
Interest charged at a rate of 8.4% per annum. Loans are repayable by April 2015 and are Namibian dollar-based. The equipment financed is used as security for these loans. Navachab has been reclassified as held for sale during 2013.			
California First National Bank	**16**	11	-
Interest charged at an average rate of 2.4% per annum. Loans are repayable in monthly instalments terminating in December 2019 and are US dollar-based. The equipment financed is used as security for these loans.			
Total non-current borrowings including current portion	**3,714**	3,359	2,488
Current portion of non-current borrowings included in current liabilities	**(81)**	(635)	(32)
Total non-current borrowings	**3,633**	2,724	2,456
Current			
Current portion of non-current borrowings included above	**81**	635	32
Unsecured			
Senior floating rate notes - DMTNP	**54**	84	-
Senior fixed rate notes - DMTNP	**62**	36	-
FirstRand Bank Limited demand facility	**-**	59	-
Standard Bank Argentina	**15**	-	-
Other loans	**46**	45	-
Total current borrowings	**258**	859	32
Total borrowings (notes 37 and 38)	**3,891**	3,583	2,488
Amounts falling due			
Within one year	**258**	859	32
Between one and two years	**494**	699	773
Between two and five years	**88**	277	672
After five years	**3,051**	1,748	1,011
(notes 37 and 38)	**3,891**	3,583	2,488

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2013	2012	2011
		US Dollars	
27 Borrowings (continued)			
Currency			
The currencies in which the borrowings are denominated are as follows:			
US dollar	**3,186**	3,086	2,420
Australian dollar	**489**	261	-
SA rand	**213**	210	33
Brazilian real	**3**	4	6
Namibian dollar	**-**	22	29
(notes 37 and 38)	**3,891**	3,583	2,488
Undrawn facilities			
Undrawn borrowing facilities as at 31 December are as follows:			
Syndicated revolving credit facility ($1bn) - US dollar	**1,000**	1,000	1,000
Syndicated revolving credit facility (A$600m) - Australian dollar	**45**	359	617
Syndicated revolving credit facility (R1.5bn) - SA rand	**144**	-	-
FirstRand Bank Limited - US dollar	**-**	-	50
Absa Bank Limited - US dollar	**-**	-	42
Nedbank Limited - US dollar	**-**	-	2
FirstRand Bank Limited - SA rand	**48**	30	14
Standard Bank of South Africa Limited - SA rand	**-**	-	23
Nedbank Limited - SA rand	**-**	-	13
Absa Bank Limited - SA rand	**-**	-	4
	1,237	1,389	1,765
(1) **Mandatory convertible bonds - issued September 2010**			
Senior unsecured fixed-rate bonds	**-**	586	758
Accrued interest	**-**	2	2
	-	588	760
(2) **$1.25bn bonds - issued July 2013**			
Senior unsecured fixed-rate bonds	**1,308**	-	-
Accrued interest	**45**	-	-
	1,353	-	-
(3) **Rated bonds - issued July 2012**			
Senior unsecured fixed-rate bonds	**750**	750	-
Unamortised discount and bond issue costs	**(11)**	(13)	-
	739	737	-
Accrued interest	**16**	16	-
	755	753	-
(4) **Rated bonds - issued April 2010**			
Senior unsecured fixed-rate bonds	**1,000**	1,000	1,000
Unamortised discount and bond issue costs	**(15)**	(15)	(16)
	985	985	984
Accrued interest	**12**	11	12
	997	996	996
(5) **3.5% Convertible bonds - issued May 2009**			
Senior unsecured fixed-rate bonds	**-**	733	733
Unamortised discount and bond issue costs	**-**	(51)	(84)
	-	682	649
Accrued interest	**-**	3	3
	-	685	652

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	**2013**	2012	2011
	US Dollars		
27 Borrowings (continued)			
(6) **Syndicated revolving credit facility (A$600m)**			
Drawn down	**492**	266	-
Unamortised loan issue costs	**(3)**	(5)	-
	489	261	-
(7) **R750 ZAR Bonds - issued December 2013**			
Senior unsecured floating-rate bonds	**72**	-	-
Unamortised discount and bond issue costs	**-**	-	-
	72	-	-
Accrued interest	**-**	-	-
	72	-	-

The group has received consent from its banking syndicates to relax the net debt to EBITDA ratio from 3.0:1 to a maximum of 4.5:1 on its facilities for the next testing period, being 30 June 2014, after which this financial covenant will revert to 3.0:1.

Whilst the group does not anticipate requiring this additional headroom on the financial covenant, it believes this prudent move will provide the group with greater flexibility to address any volatile market and operating conditions in the short-term.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

Figures in millions	**2013**	2012	2011
		US Dollars	
28 Environmental rehabilitation and other provisions			
Environmental rehabilitation obligations			
Provision for decommissioning			
Balance at beginning of year	**306**	240	213
Change in estimates [1]	**(28)**	53	32
Transfer of liability to asset held for sale	**(2)**	-	-
Acquisition of subsidiary (note 34)	**-**	6	-
Unwinding of decommissioning obligation (note 8)	**13**	11	12
Transfer of decommissioning obligation to a third party [2]	**(5)**	-	-
Utilised during the year	**(3)**	-	-
Translation	**(25)**	(4)	(17)
Balance at end of year	**256**	306	240
Provision for restoration			
Balance at beginning of year	**535**	507	338
Charge to income statement	**1**	18	8
Change in estimates [1]	**(40)**	(16)	180
Transfer of liability to asset held for sale	**(2)**	-	-
Acquisition of subsidiary (note 34)	**-**	34	-
Unwinding of restoration obligation (note 8) [3]	**14**	18	17
Transfer of restoration liability to a third party [2]	**(16)**	-	-
Utilised during the year	**(10)**	(21)	(18)
Translation	**(10)**	(5)	(18)
Balance at end of year	**472**	535	507
Other provisions			
Balance at beginning of year	**397**	35	38
Charge to income statement	**7**	45	21
Change in estimates	**(70)**	(2)	-
Acquisition of subsidiary (note 34)	**-**	346	-
Transfer from (to) trade and other payables	**5**	(4)	(5)
Unwinding of other provisions (note 8)	**2**	1	-
Utilised during the year	**(39)**	(10)	(15)
Translation	**(67)**	(14)	(4)
Balance at end of year	**235**	397	35
Other provisions comprise the following:			
- provision for labour, environmental, tax and civil court settlements [4]	**25**	32	34
- provision for employee compensation claims in Australasia	**-**	-	1
- commodity contract [5]	**210**	365	-
	235	397	35
Total environmental rehabilitation and other provisions	**963**	1,238	782

(1) *The change in estimates is attributable to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities. These provisions are expected to unwind beyond the end of the life of mine.*

(2) *Transferred during 2013 to DRDGOLD Limited.*

(3) *Included in unwinding of restoration obligation is nil (2012: $1m; 2011: $2m) which is recoverable from a third party. The asset is included in trade and other receivables.*

(4) *Comprises claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims relating to levies, surcharges and environmental legal disputes and shareholder claim related to stamp duties. The liability is expected to be settled over the next two-to five-year period.*

(5) *Chemwes (Pty) Limited, a subsidiary of First Uranium (Pty) Limited acquired by AngloGold Ashanti Limited during 2012, agreed to sell 25% of its production, capped at 312,500oz from 1 January 2012, to Franco-Nevada (Barbados) Corporation. Franco Nevada is required to pay $400/oz which inflates at 1% compounded annually from 2013. These factors were considered in determining the commodity contract obligation. The provision is calculated as the present value of the portion which is deemed onerous in light of the current market conditions using a gold forward for the duration of the contract of $1,206/oz (2012: $1,675/oz). As at 31 December 2013 the remaining production due to Franco Nevada is 266,627oz (2012: 292,672oz). Also included are future royalty obligations to Buffelsfontein Gold Mines and Premier Royalty Company of $19m (2012: $24m) and environmental legal claims of nil (2012: $3m).*

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2013	2012	2011
	US Dollars		

29 Provision for pension and post-retirement benefits

Defined benefit plans

The group has made provision for pension, provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:

AngloGold Ashanti Limited Pension Fund	(41)	24	23
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees	137	183	157
Other defined benefit plans [1]	15	14	12
Sub-total	111	221	192
Transferred to other non-current assets (note 21):			
- Post-retirement medical scheme for Rand Refinery employees	-	-	2
- Ashanti Retired Staff Pension Plan	-	-	1
- AngloGold Ashanti Limited Pension Fund	41	-	-
	152	221	195

[1] Other defined benefit plans comprise the following:			
- Ashanti Retired Staff Pension Plan (asset)	-	-	(1)
- Obuasi Mines Staff Pension Scheme	12	11	11
- Post-retirement medical scheme for Rand Refinery employees (asset)	-	-	(2)
- Retiree Medical Plan for North American employees	2	2	3
- Supplemental Employee Retirement Plan (SERP) for North America (USA) Inc. employees	1	1	1
	15	14	12

AngloGold Ashanti Limited Pension Fund

The plan is evaluated by independent actuaries on an annual basis as at 31 December of each year. The valuation as at 31 December 2013 was completed at the beginning of 2014 using the projected unit credit method. In arriving at their conclusions, the actuaries took into account reasonable long-term estimates of inflation, increases in wages, salaries and pensions, as well as returns on investments.

A formal statutory valuation is required by legislation every three years. The statutory valuation effective 31 December 2011 was completed in May 2012. The next statutory valuation of the Fund will have an effective date of no later than 31 December 2014 and is expected to be submitted to the Registrar of Pension Funds during 2015.

All South African pension funds are governed by the Pension Funds Act of 1956 as amended.

Information with respect to the AngloGold Ashanti Limited Pension Fund is as follows:
Benefit obligation

Balance at beginning of year	328	307	334
Current service cost	6	7	7
Interest cost	23	26	25
Participants' contributions	1	1	2
Actuarial (gain) loss	(23)	22	22
Benefits paid	(38)	(18)	(19)
Translation	(61)	(17)	(64)
Balance at end of year	236	328	307

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

Figures in millions	2013	2012	2011
		US Dollars	
29 Provision for pension and post-retirement benefits (continued)			
AngloGold Ashanti Limited Pension Fund (continued)			
Plan assets			
Balance at beginning of year	**304**	284	334
Interest income	**21**	25	26
Return on plan assets net of interest income	**6**	6	4
Actuarial gain (loss)	**38**	14	(6)
Company contributions	**7**	7	7
Participants' contributions	**1**	1	2
Benefits paid	**(38)**	(18)	(19)
Translation	**(62)**	(15)	(64)
Fair value of plan assets at end of year	**277**	304	284
Funded (unfunded) status at end of year	**41**	(24)	(23)
Net amount recognised	**41**	(24)	(23)
Components of net periodic benefit cost			
Interest cost	**23**	26	25
Current service cost	**6**	7	7
Interest income	**(21)**	(25)	(26)
Net periodic benefit cost	**8**	8	6
Assumptions			
Assumptions used to determine benefit obligations at the end of the year are as follows:			
Discount rate	**9.00%**	8.25%	8.75%
Rate of compensation increase (1)	**8.25%**	8.00%	8.00%
Expected long-term return on plan assets (2)	**10.46%**	10.53%	11.20%
Pension increase	**5.63%**	5.40%	5.40%
Plan assets (3)			
AngloGold Ashanti Limited's pension plan asset allocations at the end of the year, by asset category, are as follows:			
Equity securities	**62%**	56%	56%
Debt securities	**34%**	38%	37%
Other	**4%**	6%	7%
	100%	100%	100%

(1) *The short-term compensation rate increase is 6.4% (2012: 5.5%; 2011: 7.5%) and the long-term compensation rate increase is 8.25% (2012: 8.0%; 2011: 8.0%).*

(2) *The expected long-term return on plan assets is determined using the after tax yields of the various asset classes as a guide.*

(3) *The plan assets are measured at fair value. Fair values of the equity and debt instruments have been calculated by reference to quoted prices in active markets and fall within level 1 of the fair value hierarchy.*

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

29   Provision for pension and post-retirement benefits (continued)

AngloGold Ashanti Limited Pension Fund (continued)

Investment policy
The Trustees have adopted a long-term horizon in formulating the Fund's investment strategy, which is consistent with the term of the Fund's liabilities. The investment strategy aims to provide a reasonable return relative to inflation across a range of market conditions.

The Trustees have adopted different strategic asset allocations for the assets backing pensioner and active member liabilities. The strategic asset allocation defines what proportion of the Fund's assets should be invested in each major asset class. The Trustees have then selected specialist investment managers to manage the assets in each asset class according to specific performance mandates instituted by the Trustees.

The Trustees have also put in place a detailed Statement of Investment Principles that sets out the Fund's overall investment philosophy and strategy.

Fund returns are calculated on a monthly basis, and the performance of the managers and Fund as a whole is formally reviewed by the Fund's Investment Sub-Committee at least every six months.

US Dollars million	Number of shares	Percentage of total assets	Fair value	Number of shares	Percentage of total assets	Fair value	Number of shares	Percentage of total assets	Fair value
	2013			2012			2011		
Related parties									
Investments held in related parties are summarised as follows:									
Equity securities									
AngloGold Ashanti Limited	**360,776**	**1.5%**	**4**	184,432	1.9%	6	100,079	1.5%	4
Other investments exceeding 5% of total plan assets									
Bonds									
IFM Corporate Bond Unit Trust	**291,175,811**	**10.2%**	**28**	271,680,384	11.4%	35	287,226,346	12.7%	36
Allan Gray Orbis Global Equity Fund	**224,509**	**14.5%**	**40**	224,509	9.5%	29	242,110	9.5%	27
Contrarius Global Equity Fund	**1,151,413**	**15.2%**	**42**	1,151,413	9.2%	28	1,251,535	9.1%	26
			110			92			89

Cash flows
Contributions
AngloGold Ashanti Limited expects to contribute $3m to its pension plan in 2014.

Figures in millions	**2013**
	US Dollars
Estimated future benefit payments	
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:	
2014	**19**
2015	**19**
2016	**20**
2017	**20**
2018	**21**
Thereafter	**137**

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2013	2012	2011
	US Dollars		

29   Provision for pension and post-retirement benefits (continued)

Post-retirement medical scheme for AngloGold Ashanti Limited South African employees

The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.

The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2013.

Information with respect to the defined benefit liability is as follows:

Benefit obligation

	2013	2012	2011
Balance at beginning of year	183	157	176
Current service cost	1	1	1
Recognition of past service cost	-	22	-
Interest cost	12	13	13
Benefits paid	(12)	(15)	(13)
Actuarial (gain) loss	(12)	13	11
Translation	(35)	(8)	(31)
Balance at end of year	137	183	157
Unfunded status at end of year	(137)	(183)	(157)
Net amount recognised	(137)	(183)	(157)

Components of net periodic benefit cost

	2013	2012	2011
Current service cost	1	1	1
Interest cost	12	13	13
Recognition of past service cost	-	22	-
Net periodic benefit cost	13	36	14

Assumptions

Assumptions used to determine benefit obligations at the end of the year are as follows:

	2013	2012	2011
Discount rate	8.76%	7.75%	8.75%
Expected increase in health care costs	7.25%	7.00%	7.50%

Assumed health care cost trend rates at 31 December:

	2013	2012	2011
Health care cost trend assumed for next year	7.25%	7.00%	7.50%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	7.25%	7.00%	7.50%

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:

	1% point increase
Effect on total service and interest cost	1
Effect on post-retirement benefit obligation	12
	1% point decrease
Effect on total service and interest cost	(1)
Effect on post-retirement benefit obligation	(11)

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	**2013**	2012	2011
		US Dollars	

29 Provision for pension and post-retirement benefits (continued)

Post-retirement medical scheme for AngloGold Ashanti Limited South African employees (continued)

Cash flows
Contributions
AngloGold Ashanti Limited expects to contribute $10m to the post-retirement medical plan in 2014.

Estimated future benefit payments
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

	2013	2012	2011
2014	**10**		
2015	**11**		
2016	**11**		
2017	**12**		
2018	**12**		
Thereafter	**81**		

Other defined benefit plans
Other defined benefit plans include the Ashanti Retired Staff Pension Plan, the Obuasi Mines Staff Pension Scheme, the Post-retirement medical scheme for Rand Refinery employees, the Retiree Medical Plan for North American employees, the Employee Retirement Plan for North America (USA) Inc. employees and the Retiree Medical Plan for Nufcor South Africa employees.

Information in respect of other defined benefit plans for the year ended 31 December 2013 has been aggregated in the tables of change in benefit obligations, change in plan assets and components of net periodic benefit cost and is as follows:

	2013	2012	2011
Benefit obligation			
Balance at beginning of year	**18**	21	22
Recognition of past service cost	**2**	-	-
Interest cost	**1**	1	1
Actuarial loss	**5**	1	-
Disposal of subsidiary (note 34)	**-**	(2)	-
Benefits paid	**(4)**	(2)	(2)
Translation	**-**	(1)	-
Balance at end of year	**22**	18	21
Plan assets			
Fair value of plan assets at beginning of year	**4**	9	10
Return on plan assets	**-**	-	1
Company contributions	**2**	-	-
Disposal of subsidiary (note 34)	**-**	(4)	-
Translation	**1**	(1)	(2)
Fair value of plan assets at end of year	**7**	4	9
Net amount recognised analysed as follows:	**(15)**	(14)	(12)
- funded plans	**-**	-	2
- unfunded plans	**(15)**	(14)	(14)
Components of net periodic benefit cost			
Recognition of past service cost	**2**	-	-
Interest cost	**1**	1	1
Expected return on plan assets	**-**	-	(1)
Net periodic benefit cost	**3**	1	-

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	

29 Provision for pension and post-retirement benefits (continued)

Other defined benefit plans (continued)

Cash flows

The other retirement defined benefit plans are all closed to new members and current members are either retired or deferred members.

Estimated future benefit payments

The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

2014	**1**
2015	**1**
2016	**1**
2017	**1**
2018	**1**
Thereafter	**10**

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

29 Provision for pension and post-retirement benefits (continued)

Defined contribution funds

Contributions to the various retirement schemes are fully expensed during the year in which they are made and the cost of contributing to retirement benefits for the year amounted to $62m (2012: $69m; 2011: $64m).

South Africa

AngloGold Ashanti Limited's operations in South Africa (Great Noligwa, Kopanang, Moab Khotsong, Mponeng, TauTona, First Uranium (Pty) Limited, Corporate and Other) contribute to various industry-based pension and provident retirement plans which cover substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the group's assets. The cost of providing these benefits amounted to $39m (2012: $46m; 2011: $48m).

Continental Africa

AngloGold Ashanti Limited's mines in Ghana (Iduapriem and Obuasi) contribute to provident plans for their employees which are defined contribution plans. The funds are administered by Boards of Trustees and invest mainly in Ghana government treasury instruments, fixed term deposits and other investments. The cost of these contributions was $6m (2012: $10m; 2011: $3m).

AngloGold Ashanti Limited's mine in Guinea (Siguiri) contributes to a provident plan for their employees which is a defined contribution plan. The fund is administered by a Board of Trustees and invested mainly in Guinea government treasury instruments, fixed term deposits and other investments. A portion paid by Siguiri is currently lodged at Ecobank as a fixed term deposit which generates interest. The cost of these contributions was $2m (2012: $2m; 2011: $2m).

At AngloGold Ashanti Limited's mine in Namibia (Navachab) the employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual Life Assurance Company (Namibia) Limited. Both the company and the employees contribute to this fund. The cost to the group of these contributions amounted to $1m (2012: $2m; 2011: $2m).

AngloGold Ashanti Limited's mine in Tanzania (Geita) contributes to pension plans for their employees which are defined contribution plans. There are two main Pension Funds (the Parastatal Provident Fund (PPF) and the National Social Security Fund (NSSF)) each established by an enacted law and managed by Boards of Trustees appointed to that effect. At the time of employment, an employee is at liberty to choose which pension fund to join, thereafter movements between the funds are prohibited by law. The funds invest mainly in Tanzania government treasury instruments, fixed term deposits and other investments. In 2005, Geita Gold Mine established its own supplementary provident scheme whereby all national employees may voluntarily join. The company contributes to the NSSF on behalf of expatriate employees. On termination of employment the company may apply for a refund of contributions from the NSSF. The NSSF also administers this fund.

Australasia

AngloGold Ashanti Limited's operations in Australia (Sunrise Dam and Tropicana) contribute to various approved superannuation funds for the provision of benefits to employees and their dependants on retirement, disability or death. Contribution rates by the operation on behalf of employees varies, with minimum contributions meeting compliance requirements under the Superannuation Guarantee legislation. The contributions by the operations are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements. The cost to the group of these contributions amounted to $7m (2012: $6m; 2011: $5m).

Americas

AngloGold Ashanti Limited's mine in North America (Cripple Creek & Victor) sponsors a 401(k) savings plan whereby employees may contribute up to 60% of their salary, of which up to 5% is matched at a rate of 150% by AngloGold Ashanti Limited USA. AngloGold Ashanti Limited USA's contributions were $3m (2012: $2m; 2011: $2m).

AngloGold Ashanti Limited's mines in Brazil (AngloGold Ashanti Córrego do Sitío Mineração and Serra Grande) operate defined contribution arrangements for their employees. These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan). A PGBL (Plano Gerador de Benefício Livre) fund, similar to the American 401(k) type of plan was started in December 2001. Administered by Bradesco Vida e Previdência (which assumes the risk for any eventual actuarial liabilities), this is the only private pension plan sponsored by the group. Contributions amounted to $4m (2012: $1m; 2011: $2m).

AngloGold Ashanti Limited's mine in Argentina (Cerro Vanguardia) does not have a retirement scheme for employees. Argentine nationals contribute to the obligatory Régimen Previsional Público fund which is administered by the state through the National Administrators of the Social Security (ANSES). Employees in Argentina contribute 11% of their salaries towards the Régimen Previsional Público fund and the company makes a contribution of 17% of an employee's salary to the same fund.

AngloGold Ashanti Limited's operations in Colombia offer a Voluntary Pension Fund to their employees. The fund is administered by Porvenier. The employees can contribute up to 10% of their salary and the company contributes 50% of this amount. On termination of employment the participant may apply to withdraw from the fund.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2013	2012	2011
		US Dollars	
30 Deferred taxation			
Deferred taxation relating to temporary differences is made up as follows:			
Liabilities			
Tangible assets	840	1,568	1,549
Inventories	38	64	20
Derivatives	-	2	8
Other	23	15	4
	901	1,649	1,581
Assets			
Provisions	320	512	406
Derivatives	1	1	1
Tax losses	73	109	82
Other	105	40	23
	499	662	512
Net deferred taxation liability	402	987	1,069
Included in the statement of financial position as follows:			
Deferred tax assets	177	97	79
Deferred tax liabilities	579	1,084	1,148
Net deferred taxation liability	402	987	1,069
The movement on the deferred tax balance is as follows:			
Balance at beginning of year	987	1,069	855
Taxation of items included in income statement	(467)	(68)	330
Taxation on items included in other comprehensive income	18	-	(5)
Acquisition of subsidiary (note 34)	-	8	-
Disposal of subsidiary (note 34)	-	(2)	-
Transfer to liabilities held for sale	(39)	-	-
Translation	(97)	(20)	(111)
Balance at end of year	402	987	1,069

Provision has been made for South African income tax or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures, where the group is able to assert that the undistributed earnings are not permanently reinvested. In all other cases, the foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. Unrecognised taxable temporary differences pertaining to undistributed earnings totalled $305m (2012: $450m; 2011: $417m).

Comparative years have been restated for the adoption of IFRIC 20 and IAS 19. Refer note 39 for details.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2013	2012	2011
	US Dollars		

31 Trade, other payables and deferred income

Non-current

	2013	2012	2011
Accruals	1	9	9
Deferred income	-	1	3
Other payables	3	-	2
	4	10	14

Current

	2013	2012	2011
Trade payables	487	590	473
Accruals	294	325	257
Deferred income	-	3	6
Other payables	39	61	15
	820	979	751
Total trade, other payables and deferred income	824	989	765

Current trade and other payables are non-interest bearing and are normally settled within 60 days.

32 Taxation

	2013	2012	2011
Balance at beginning of year	66	119	107
Refunds during the year	23	54	98
Payments during the year	(187)	(507)	(477)
Taxation of items included in the income statement	134	414	407
Disposal of subsidiary (note 34)	-	(4)	-
Translation	(6)	(10)	(16)
Balance at end of year	30	66	119
Included in the statement of financial position as follows:			
Taxation asset included in trade and other receivables	51	54	39
Taxation liability	81	120	158
	30	66	119

Comparative years have been restated for the adoption of IFRIC 20. Refer to change in accounting policies (note 39) for details.

33 Cash generated from operations

	2013	2012	2011
(Loss) profit before taxation	(2,533)	1,261	2,370
Adjusted for:			
Movement on non-hedge derivatives and other commodity contracts (note 37)	(94)	35	1
Amortisation of tangible assets (notes 4 and 15)	775	830	825
Finance costs and unwinding of obligations (note 8)	296	231	196
Environmental, rehabilitation and other expenditure	(66)	(17)	171
Special items	3,399	402	(93)
Amortisation of intangible assets (notes 4 and 16)	24	5	2
Fair value adjustment on $1.25bn bonds	58	-	-
Fair value adjustment on option component of convertible bonds	(9)	(83)	(84)
Fair value adjustment on mandatory convertible bonds	(356)	(162)	(104)
Interest received (note 3)	(39)	(43)	(52)
Share of associates and joint ventures' loss (profit) (note 9)	162	30	(72)
Other non-cash movements	25	79	91
Movements in working capital	(250)	(218)	(170)
	1,392	2,350	3,081
Movements in working capital:			
Increase in inventories	(142)	(324)	(236)
Decrease (increase) in trade and other receivables	69	(110)	-
(Decrease) increase in trade, other payables and deferred income	(177)	216	66
	(250)	(218)	(170)

Comparative years have been restated for the adoption of IFRIC 20 and IAS 19. Refer change in accounting policies (note 39) for details.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2012
	US Dollars

34   Business combinations

Acquisition of First Uranium (Pty) Limited

On 20 July 2012, AngloGold Ashanti Limited acquired the entire share capital of First Uranium (Pty) Limited, a wholly owned subsidiary of Toronto-based First Uranium Corporation and the owner of Mine Waste Solutions, a recently commissioned tailings retreatment operation located in South Africa's Vaal River region and in the immediate proximity of AngloGold Ashanti's own tailings facilities, for an aggregate cash consideration of $335m. The transaction was funded from cash reserves and debt facilities. The acquisition has been accounted for using the acquisition method.

The fair value of the identifiable assets and liabilities of First Uranium (Pty) Limited as at the date of acquisition was:

Assets	
Tangible assets (note 15)	616
Other investments (note 19)	3
Deferred tax (note 30)	52
Inventories	134
Trade and other receivables	2
Cash restricted for use	3
Cash and cash equivalents	5
	815
Liabilities	
Environmental rehabilitation and other provisions (note 28)	386
Loans from group companies	204
Deferred tax (note 30)	60
Trade and other payables	48
	698
Total identifiable net assets at fair value	117
Purchase consideration	131
Goodwill recognised on acquisition (note 16)	14
Analysis of cash flows on acquisition:	
Net cash acquired with the subsidiary	5
Cash paid - share capital acquired	(131)
Cash paid - loan acquired	(204)
	(330)

Since acquisition, First Uranium (Pty) Limited has contributed $41m of revenue and a profit of less than $1m to the net profit before tax of the group. If the combination had taken place at the beginning of the year, applying the group accounting policies, the group's profit for the 2012 year would have been $920m and revenue would have been $6,697m.

The transaction costs of $3m have been expensed and are included in administrative expenses in the income statement and are part of operating activities in the statement of cash flows.

The goodwill of $14m arising from the acquisition consists largely of the expected synergies arising from the immediate proximity of AngloGold Ashanti Limited's own tailings facilities to the Mine Waste Solutions plant that will allow processing of AngloGold Ashanti Limited's Vaal River tailings without having to build additional processing facilities. The processing of AngloGold Ashanti Limited's tailings will reduce the environmental liability associated with those tailings. In addition, the company is able to utilise its recently developed processes and recovery technology for tailings which will increase the ore recovery rates from both AngloGold Ashanti Limited and First Uranium (Pty) Limited tailings alike.

None of the goodwill recognised is expected to be deductible for income tax purposes. There have been no significant movements in goodwill or provisions except for the fair value movements related to the commodity contract since the date of acquisition.

Financial assets acquired includes trade and other receivables with a fair value of $2m. All trade and other receivables are expected to be collectible.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	**2012**
	US Dollars

34   Business combinations (continued)

Part disposal of Rand Refinery Limited

In early December 2012, AngloGold Ashanti Limited disposed of a 5% interest in Rand Refinery Limited (Rand Refinery) for a total cash consideration of $6m. At 31 December 2012, AngloGold Ashanti Limited held a remaining interest of 48.03% and this interest was accounted for as an associate.

The carrying value of the identifiable assets and liabilities of Rand Refinery as at the date of disposal was:

Assets	
Tangible assets (note 15)	53
Other non-current assets (note 21)	2
Non-current assets held for sale	1
Inventories	22
Trade and other receivables	13
Cash and cash equivalents	31
	122
Liabilities	
Deferred tax (note 30)	2
Trade and other payables	22
Taxation (note 32)	4
	28
Total identifiable net assets	94
Consideration received	6
Fair value of residual value of investment (note 18)	57
Non-controlling interest	45
Less: Net assets disposed	(94)
Total gain on disposal	14
Total gain on disposal	14
Realised gain	5
Unrealised gain	9

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in million	**2013**	2012	2011
		US Dollars	

35 Related parties

Material related party transactions were as follows (not attributable):

Sales and services rendered to related parties

Joint ventures	**18**	18	18

Purchases and services acquired from related parties

Associates	**7**	4	6

Outstanding balances arising from sale of goods and services due by related parties

Joint ventures	**3**	2	3

Amounts owed to/due by related parties above are unsecured and non-interest bearing.

Loans advanced to associates

Oro Group (Pty) Limited	**1**	2	1

The loan bears a market related interest rate determined by the Oro Group (Pty) Limited's board of directors and is repayable at its discretion.

Trans-Siberian Gold plc	**-**	-	3

The loan was unsecured, carried interest at 8% per annum and was converted into ordinary shares during 2012.

Loans advanced to joint ventures

Société d'Exploitation des Mines d'Or de Sadiola S.A. [1]	**-**	36	-

The loan was repayable on demand with interest at LIBOR plus 2% per annum. The loan was fully impaired during 2013.

Société d'Exploitation des Mines d'Or de Yatela S.A.	**-**	-	-

A loan repayable on demand and bears interest at LIBOR plus 2% per annum. The loan was fully impaired during 2012.

AuruMar (Pty) Limited	**-**	2	5

The loan was interest free and had no fixed terms of repayment. The loan was repaid during 2013.

Thani Ashanti Alliance Limited	**-**	-	20

Interest was charged at JIBAR plus 0.95% per annum. The loan was fully impaired during 2012 and fully recovered during August 2013.

Loans advanced to associates and joint ventures are included in the carrying value of investments in associates and joint ventures (note 17).

[1] During the year a loan of $39m was granted to Sadiola and subsequently impaired.

Details of guarantees to related parties are included in note 36.

Agreement with Izingwe Property Managers (Pty) Limited
AngloGold Ashanti entered into an agreement ("Agreement") with Izingwe Property Managers (Pty) Limited ("Izingwe Property") under which Izingwe Property assists AngloGold Ashanti in planning, design, development and construction of 200 units of housing in South Africa for employees of AngloGold Ashanti. Izingwe Property's roles are those of development and project manager and main contractor. The terms of the Agreement, entered into on 19 February 2013, call for payments from AngloGold Ashanti to Izingwe Property in the amount of $5m in consideration for Izingwe Property's services. To date $1.9m has been paid to Izingwe Property pursuant to the agreement. Mr Sipho Pityana, a Non-Executive Director of the Company, is Chairman and a 44% shareholder in Izingwe Holdings (Pty) Limited ("Izingwe"), AngloGold Ashanti's BEE partner. Izingwe Capital (Pty) Limited, an associate company of Izingwe is the majority shareholder of Izingwe Property.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

35   Related parties (continued)

Executive contracts

All members of the Executive Committee have permanent employment contracts which entitle them to standard group benefits as defined by their specific region and participation in the company's short term incentive scheme, the Bonus Share Plan (BSP), and the Long-Term Incentive Plan (LTIP). All recently updated Executive Committee contracts include details on participation in the Co-Investment plan and the applicable Minimum Shareholder Requirement (MSR).

South African executives (with the exception of the CEO who is remunerated 100% in South Africa) have dual contracts which reflect the percentage of their time focused on offshore business requirements.

The executive contracts are reviewed annually and currently continue to include a change of control provision. The change of control is subject to the following triggers:

- The acquisition of all or part of AngloGold Ashanti; or
- A number of shareholders holding less than 35% of the company's issued share capital consorting to gain a majority of the board and make management decisions; and
- The contracts of Executive Committee members are either terminated or their role and employment conditions are curtailed.

In the event of a change of control becoming effective, the executive will in certain circumstances be subject to both the notice period and the change of control contract terms. The notice period applied per category of executive and the change of control periods as at 31 December 2013 were as follows:

Executive Committee member	Notice period	Change of control
Chief Executive Officer	12 months	12 months
Chief Financial Officer	6 months	6 months
Other Executive Committee members	6 months	6 months

In appointing Venkat as the new CEO the Remuneration and Human Resources Committee increased his notice period from 9 months to 12 months in line with the previous CEO, Mark Cutifani's, notice period. The Remuneration and Human Resources Committee however reduced the change of control from 24 months to 12 months.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

35   Related parties (continued)

Directors and other key management personnel

Details relating to Directors' and Prescribed Officers' emoluments and shareholdings in the company are disclosed below:

Executive Directors' and Prescribed Officers' remuneration

	Appointed with effect from	Resigned/ retired with effect from	Salary [1]	Performance related payments [2]	Pension scheme benefits	Other benefits and encashed leave [3]	Sub total	Pre-tax gain on share options	Total	Total
Figures in thousands					2013				SA Rands	US Dollars [4]
Executive Directors										
M Cutifani		31-Mar-13	3,639	-	664	1,915	6,218	19,293	25,511	2,651
RN Duffy	Full year		6,589	2,659	1,341	152	10,741	-	10,741	1,116
AM O' Neill [7]		2-Aug-13	10,256	-	145	5,171	15,572	18,421	33,993	3,532
S Venkatakrishnan	Full year		13,135	-	2,704	2,117	17,956	-	17,956	1,866
			33,619	**2,659**	**4,854**	**9,355**	**50,487**	**37,714**	**88,201**	**9,165**
Prescribed Officers										
I Boninelli	Full year		5,200	3,691	553	58	9,502	-	9,502	987
CE Carter	Full year		6,457	2,234	686	487	9,864	3,048	12,912	1,342
GJ Ehm	Full year		7,349	4,433	232	85	12,099	-	12,099	1,257
RW Largent	Full year		10,037	4,358	1,662	2,647	18,704	2,952	21,656	2,251
M MacFarlane [5] [8]		30-Jun-13	2,292	-	284	3,367	5,943	-	5,943	618
DC Noko	Full year		4,792	1,802	509	10	7,113	-	7,113	739
MP O' Hare [6]	Full year		6,697	2,719	1,363	117	10,896	517	11,413	1,186
ME Sanz Perez	Full year		4,864	3,573	517	53	9,007	-	9,007	936
YZ Simelane	Full year		3,865	909	787	214	5,775	-	5,775	600
			51,553	**23,719**	**6,593**	**7,038**	**88,903**	**6,517**	**95,420**	**9,916**
Total Executive Directors' and Prescribed Officers' remuneration ZAR			**85,172**	**26,378**	**11,447**	**16,393**	**139,390**	**44,231**	**183,621**	**19,081**
Total Executive Directors' and Prescribed Officers' remuneration USD			**8,851**	**2,741**	**1,189**	**1,703**	**14,484**	**4,597**	**19,081**	

	Appointed with effect from	Resigned/ retired with effect from	Salary [1]	Performance related payments [2]	Pension scheme benefits	Other benefits and encashed leave [3]	Sub total	Pre-tax gain on share options	Total	Total
Figures in thousands					2012				SA Rands	US Dollars [4]
Executive Directors										
M Cutifani [9]	Full year		14,041	2,939	2,879	466	20,325	22,946	43,271	5,279
S Venkatakrishnan [9][10]	Full year		8,708	2,577	1,711	4,277	17,273	18,713	35,986	4,391
			22,749	5,516	4,590	4,743	37,598	41,659	79,257	9,670
Prescribed Officers										
I Boninelli	Full year		4,841	965	505	27	6,338	-	6,338	773
CE Carter [9][10]	Full year		5,601	1,281	584	2,388	9,854	8,674	18,528	2,261
RN Duffy [10]	Full year		6,191	869	1,211	2,669	10,940	-	10,940	1,335
GJ Ehm [10]	Full year		5,641	977	510	1,435	8,563	-	8,563	1,045
RW Largent [10]	Full year		6,779	1,447	1,565	2,920	12,711	14,022	26,733	3,262
RL Lazare [10][11]		31-Mar-12	1,419	2,626	245	3,067	7,357	10,184	17,541	2,140
M MacFarlane [5]	1-Jun-12		3,108	346	219	2	3,675	-	3,675	448
DC Noko [12]	15-Jun-12		2,446	455	306	2,256	5,463	-	5,463	667
MP O'Hare	Full year		5,634	1,035	1,101	391	8,161	-	8,161	996
AM O'Neill [10]	Full year		11,911	2,686	318	2,101	17,016	-	17,016	2,076
ME Sanz Perez [13]	Full year		3,945	830	411	789	5,975	-	5,975	729
YZ Simelane	Full year		3,496	594	684	111	4,885	-	4,885	596
			61,012	14,111	7,659	18,156	100,938	32,880	133,818	16,328
Total Executive Directors' and Prescribed Officers' remuneration ZAR			83,761	19,627	12,249	22,899	138,536	74,539	213,075	25,998
Total Executive Directors' and Prescribed Officers' remuneration USD			10,220	2,395	1,494	2,794	16,903	9,095	25,998	

35 Related parties (continued)

Directors and other key management personnel (continued)

Executive directors' and prescribed officers' remuneration (continued)

	Appointed with effect from	Resigned/ retired with effect from	Salary [1]	Performance related payments [2]	Pension scheme benefits	Other benefits and encashed leave [3]	Sub total	Pre-tax gain on share options	Total	Total
Figures in thousands					2011				SA Rands	US Dollars [4]
Executive Directors										
M Cutifani	Full year		12,591	8,345	2,298	4,602	27,836	-	27,836	3,836
S Venkatakrishnan [10]	Full year		7,792	4,420	1,185	2,982	16,379	-	16,379	2,257
			20,383	12,765	3,483	7,584	44,215	-	44,215	6,093
Prescribed Officers										
I Boninelli	01-Nov-11		749	2,346	78	6	3,179	-	3,179	438
CE Carter [10]	Full year		5,112	2,407	547	1,459	9,525	2,562	12,087	1,666
RN Duffy [10]	Full year		5,168	2,434	1,070	1,609	10,281	1,246	11,527	1,589
GJ Ehm [10]	Full year		4,251	2,027	604	2,369	9,251	6,042	15,293	2,107
RW Largent [10]	Full year		4,871	2,268	308	1,881	9,328	-	9,328	1,285
RL Lazare [10] [11]	Full year		5,134	4,601	1,001	4,116	14,852	7,261	22,113	3,047
MP O'Hare	01-Jun-11		2,594	2,084	518	3,877	9,073	2,060	11,133	1,534
AM O'Neill [10]	Full year		11,670	4,530	955	1,096	18,251	-	18,251	2,515
ME Sanz Perez	13-Jun-11		1,687	1,428	176	767	4,058	-	4,058	559
TML Setiloane		31-Aug-11	2,817	1,165	304	1,426	5,712	-	5,712	787
YZ Simelane	Full year		3,192	1,408	605	168	5,373	5,227	10,600	1,461
			47,245	26,698	6,166	18,774	98,883	24,398	123,281	16,988
Total Executive Directors' and Prescribed Officers' remuneration ZAR			67,628	39,463	9,649	26,358	143,098	24,398	167,496	23,081
Total Executive Directors' and Prescribed Officers' remuneration USD			9,319	5,438	1,330	3,632	19,719	3,362	23,081	

[1] Salaries are disclosed only for the period from or to which office is held. The 2013 salaries for RN Duffy and AM O'Neill are inclusive of salaries as Prescribed Officers and Executive Directors roles. The salary for S Venkatakrishnan is inclusive of CFO, acting CEO and CEO roles.

[2] The performance related payments are calculated on the year's financial results.

[3] Includes health care, separation payments, cash in lieu of dividends and personal travel. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.

[4] Values have been converted using the average annual exchange rate for 2013 of R9.6231:$1 (2012: R8.1961:$1; 2011:R7.2569:$1).

[5] M MacFarlane commuted between Canada and South Africa and the company carried the cost of flights and hotel accommodation in South Africa; these are excluded for reporting purposes.

[6] MP O' Hare had a once off pension payment in recognition of previous service paid into the AngloGold Ashanti Pension Fund to the value of R7.4m. This has not been included for reporting purposes.

[7] Other benefits of AM O' Neill include early retirement payments of a pro-rata retention bonus payment and pay in lieu of leave on separation.

[8] Other benefits of M MacFarlane include separation payments of a severance package and pay in lieu of leave.

[9] These executives and prescribed officer applied all of the after tax proceeds from the sale of their options to acquire ordinary shares in AngloGold Ashanti as follows: Messrs Cutifani 51,692; Venkatakrishnan 42,157; and Carter 19,541.

[10] Received retention bonus.

[11] Cash paid in lieu of LTIP for 2012.

[12] Received a sign-on bonus.

[13] Received the remainder of sign-on bonus in July 2012 (paid over 24 months).

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

35 Related parties (continued)

Directors and other key management personnel (continued)

Number of options and awards granted

	Balance at 1 January 2013	Granted during 2013	Exercised during 2013	Pre-tax gains on share options exercised ($000)	Lapsed during 2013	Balance as at 31 December 2013 [1]
Executive Directors						
M Cutifani [3]	**271,891**	5,429	88,594	2,005	188,726	**-**
RN Duffy	**109,648**	65,193	-	-	8,298	**166,543**
AM O'Neill [4]	**150,113**	124,961	129,284	1,914	145,790	**-**
S Venkatakrishnan	**136,395**	99,043	-	-	15,045	**220,393**
	668,047	294,626	217,878	3,919	357,859	386,936
Prescribed Officers [2]						
I Boninelli	**30,158**	52,314	-	-	-	**82,472**
CE Carter	**66,331**	66,929	13,609	317	7,262	**112,389**
GJ Ehm	**68,471**	59,443	-	-	5,452	**122,462**
RW Largent	**56,206**	76,865	12,537	306	7,461	**113,073**
MP O'Hare	**74,619**	66,699	2,306	54	5,396	**133,616**
M MacFarlane	**-**	42,765	-	-	42,765	**-**
D Noko	**-**	45,334	-	-	-	**45,334**
ME Sanz Perez	**21,793**	46,087	-	-	-	**67,880**
YZ Simelane	**42,969**	36,218	-	-	5,152	**74,035**
	360,547	492,654	28,452	677	73,488	751,261
Other management	3,551,735	2,533,048	684,413	12,227	850,184	4,550,186
Total share incentive scheme	**4,580,329**	**3,320,328**	**930,743**	**16,823**	**1,281,531**	**5,688,383**

	Balance at 1 January 2012	Granted during 2012	Exercised during 2012	Pre-tax gains on share options exercised ($000)	Lapsed during 2012	Balance as at 31 December 2012 [1]
Executive Directors						
M Cutifani	258,210	112,183	86,293	2,800	12,209	271,891
S Venkatakrishnan	160,966	52,176	70,375	2,283	6,372	136,395
	419,176	164,359	156,668	5,083	18,581	408,286
Prescribed Officers [2]						
I Boninelli	8,568	21,590	-	-	-	30,158
CE Carter	76,627	25,507	32,621	1,058	3,182	66,331
RN Duffy	85,394	27,790	-	-	3,536	109,648
GJ Ehm	48,845	22,286	-	-	2,660	68,471
RW Largent	88,331	26,083	52,069	1,711	6,139	56,206
RL Lazare [7]	41,573	1,901	34,279	1,243	9,195	-
MP O'Hare	54,281	22,809	-	-	2,471	74,619
M MacFarlane [5]	-	-	-	-	-	-
AM O'Neill	108,544	45,512	-	-	3,943	150,113
D Noko [6]	-	-	-	-	-	-
ME Sanz Perez	8,406	13,387	-	-	-	21,793
YZ Simelane	32,008	13,350	-	-	2,389	42,969
	552,577	220,215	118,969	4,012	33,515	620,308
Other management	3,006,829	1,592,126	670,004	23,155	377,216	3,551,735
Total share incentive scheme	**3,978,582**	**1,976,700**	**945,641**	**32,250**	**429,312**	**4,580,329**

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

35 Related parties (continued)

Directors and other key management personnel (continued)

Number of options and awards granted (continued)

	Balance at 1 January 2011	Granted during 2011	Exercised during 2011	Pre-tax gains on share options exercised (R000)	Lapsed during 2011	Balance as at 31 December 2011 [1]
Executive Directors						
M Cutifani	177,821	86,789	-	-	6,400	258,210
S Venkatakrishnan	117,020	47,943	-	-	3,997	160,966
	294,841	134,732	-	-	10,397	419,176
Prescribed Officers [2]						
I Boninelli	-	8,568	-	-	-	8,568
CE Carter	69,089	23,300	14,011	2,562	1,751	76,627
RN Duffy	75,595	21,950	10,400	1,246	1,751	85,394
GJ Ehm	53,616	18,702	21,989	6,042	1,484	48,845
RW Largent	67,229	22,730	-	-	1,628	88,331
RL Lazare	72,894	-	29,279	7,261	2,042	41,573
MP O'Hare	58,268	12,852	15,617	2,060	1,222	54,281
AM O'Neill	69,413	41,528	-	-	2,397	108,544
ME Sanz Perez	-	8,406	-	-	-	8,406
TML Setiloane	44,836	5,357	-	-	1,751	48,442
YZ Simelane	39,239	12,085	17,856	5,227	1,460	32,008
	550,179	175,478	109,152	24,398	15,486	601,019
Other management	2,699,736	1,196,942	780,441	229,530	157,850	2,958,387
Total share incentive scheme	3,544,756	1,507,152	889,593	253,928	183,733	3,978,582

[1] The latest expiry date of all options/awards granted and outstanding at 31 December 2013 is 13 March 2023 (2012: 21 February 2022; 2011: 21 February 2021).

[2] Pursuant to the Companies Act, which came into effect on 1 May 2011, companies are required to identify and disclose the remuneration for the prescribed officers of the company.

[3] No longer an executive director with effect from 31 March 2013.

[4] No longer an executive director with effect 15 July 2013 and went on early retirement from 2 August 2013.

[5] M MacFarlane was appointed to the Executive Committee with effect from 1 June 2012 and therefore had no holdings/grants in 2012.

[6] D Noko was appointed to the Executive Committee with effect from 15 June 2012 and therefore had no holdings/grants in 2012.

[7] No longer a prescribed officer with effect from 31 March 2012.

Subsequent to year end and up to 28 February 2014, no options/awards have been exercised by Executive Directors and Prescribed Officers, except for CE Carter who exercised 4,481 awards for a pre-tax gain of $89k; and RW Largent who exercised 4,790 awards for a pre-tax gain of $101k.

A total of 1,668,617 (2012: 1,264,872; 2011: 1,143,194) options/awards out of the 5,688,383 (2012: 4,580,329; 2011: 3,978,582) options/awards granted and outstanding at 31 December are fully vested.

Awards granted since 2005 have been granted at no cost to participants.

Non-Executive Directors are not eligible to participate in the share incentive scheme.

35   Related parties (continued)

Directors and other key management personnel (continued)

Awards granted in respect of the previous year's financial results:

Issued in	Total [1]	Value ($000) [3]	Total [2]	Value ($000) [3]	Total [4]	Value ($000) [3]
	2014		2013		2012	
Executive Directors						
M Cutifani [6]	**-**	**-**	5,429	148	112,183	4,481
S Venkatakrishnan	**166,625**	**3,471**	99,043	2,736	52,176	2,079
RN Duffy	**92,361**	**1,918**	65,193	1,801	27,790	1,106
AM O'Neill [7]	**-**	**-**	124,961	3,452	45,512	1,821
	258,986	**5,389**	294,626	8,137	237,661	9,487
Prescribed Officers						
I Boninelli	**73,930**	**1,523**	52,314	1,445	21,590	866
CE Carter	**88,001**	**1,832**	66,929	1,849	25,507	1,016
GJ Ehm	**103,913**	**2,158**	59,443	1,642	22,286	889
RW Largent [5]	**161,509**	**3,323**	76,865	2,124	26,083	1,038
RL Lazare [8]	**-**	**-**	-	-	1,901	68
MP O'Hare	**95,877**	**1,985**	66,699	1,843	22,809	912
M MacFarlane	**-**	**-**	42,765	1,182	-	-
D Noko	**68,178**	**1,403**	45,334	1,253	-	-
ME Sanz Perez	**73,107**	**1,504**	46,087	1,273	13,387	537
TML Setiloane [9]	**-**	**-**	-	-	1,263	45
YZ Simelane	**39,091**	**816**	36,218	1,001	13,350	532
	703,606	**14,544**	492,654	13,612	148,176	5,903
Total awards to executive management	**962,592**	**19,933**	787,280	21,749	385,837	15,390

[1]   Includes awards granted in respect of the 20% top-up for the 2011 BSP awards.

[2]   Includes awards granted in respect of the 20% top-up for the 2010 BSP awards, 2013 BSP matching awards and 2013 LTIP (inclusive of the 60% share retention bonus award; the 40% deferred cash portion will be reported in the year of payment, i.e. 2014).

[3]   The 2014; 2013 and 2012 values have been converted using an average exchange rates of R9.6231:$1 (2012: R8.1961: $1; 2011: R7.2569: $1).

[4]   Includes awards granted in respect of the 20% top-up for the 2009 BSP awards.

[5]   Received a cash payment in lieu of the 2010 BSP top-up due to US tax restrictions.

[6]   No longer an executive director with effect from 31 March 2013.

[7]   No longer an executive director with effect from 2 August 2013.

[8]   No longer a prescribed officer with effect from 31 March 2012.

[9]   No longer a prescribed officer with effect from 31 August 2011.

Non-Executive Director remuneration
The table below details the fees and allowances paid to Non-Executive Directors:

Non-Executive Directors' fees and allowances

Figures in thousands [1]	Director fees	Committee fees	Travel allowance	Total	Total	Total
US Dollars		**2013**			2012	2011
SM Pityana (chairman)	**88**	**98**	**-**	**186**	175	137
TT Mboweni	**292**	**52**	**-**	**344**	357	302
TJ Motlatsi (retired 17 February 2011) [2]	**-**	**-**	**-**	**-**	-	36
FB Arisman	**60**	**51**	**9**	**120**	251	258
R Gasant	**72**	**59**	**-**	**131**	118	102
NP January-Bardill	**70**	**70**	**-**	**140**	146	17
MJ Kirkwood	**107**	**112**	**47**	**266**	94	-
WA Nairn	**39**	**32**	**-**	**71**	178	146
LW Nkuhlu	**72**	**112**	**-**	**184**	178	135
F Ohene-Kena	**25**	**13**	**16**	**54**	118	111
RJ Ruston	**83**	**121**	**47**	**251**	189	-
Total [2]	**908**	**720**	**119**	**1,747**	**1,804**	**1,244**

[1]   Directors' compensation is disclosed in US dollars, the amounts reflected are the values calculated using the exchange rate of R9.6231:$1 (2012: R8.1961: $1; 2011: R7.2569: $1).

[2]   Fees are disclosed only for the period from or to which, office is held.

[3]   At the Annual General Meeting of shareholders held on 13 May 2013, shareholders approved an increase in directors' fees with effect from 1 June 2013. Directors' fees for committees may vary depending on the number of committees on which the Non-Executive Director is a member and whether he/she is the Chairman or a member of the committee.

Non-Executive Directors do not hold service contracts with the company. Executive Directors do not receive payment of directors' fees or committee fees.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in million	2013	2012	2011
		US Dollars	

36 Contractual commitments and contingencies

Operating leases

At 31 December 2013, the group was committed to making the following payments in respect of operating leases for, amongst others, the hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.

Expiry:

	2013	2012	2011
- within one year	18	22	23
- between one and two years	8	3	1
- between two and five years	6	4	1
- after five years	3	3	-
	35	32	25

Finance leases

The group has finance leases for plant and equipment and buildings. The leases for plant and equipment and buildings have terms of renewal but no purchase options. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:

US Dollars million	Minimum payments	Present value of payments	Minimum payments	Present value of payments	Minimum payments	Present value of payments
	2013		2012		2011	
Within one year	10	7	20	15	20	14
After one year but not more than five years	29	20	44	32	50	35
More than five years	21	19	32	26	35	27
Total minimum lease payments	60	46	96	73	105	76
Amounts representing finance charges	(14)	-	(23)	-	(29)	-
Present value of minimum lease payments	46	46	73	73	76	76

Figures in million	2013	2012	2011
		US Dollars	

	2013	2012	2011
Capital commitments			
Acquisition of tangible assets			
Contracted for	437	1,075	202
Not contracted for	1,073	2,242	1,128
Authorised by the directors	1,510	3,317	1,330
Allocated to:			
Project capital			
-within one year	431	1,092	832
-thereafter	714	1,708	46
	1,145	2,800	878
Stay-in-business capital			
-within one year	365	517	421
-thereafter	-	-	31
	365	517	452
Share of underlying capital commitments of joint ventures included above	185	749	14
Purchase obligations			
Contracted for			
-within one year	610	643	334
-thereafter	136	102	129
	746	745	463

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

36 Contractual commitments and contingencies (continued)

Purchase obligations (continued)

Purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon.

To service these capital commitments, purchase obligations and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations, and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

Contingencies

US Dollars million	Guarantees and contingencies	Liabilities included in the statement of financial position	Guarantees and contingencies	Liabilities included in the statement of financial position	Guarantees and contingencies	Liabilities included in the statement of financial position
	2013		2012		2011	
Contingent liabilities						
Groundwater pollution [1]	-	-	-	-	-	-
Deep groundwater pollution - Africa [2]	-	-	-	-	-	-
Indirect taxes - Ghana [3]	**28**	-	23	-	12	-
Litigation - Ghana [4][5][6]	**97**	-	-	-	-	-
Occupational Diseases in Mines and Works Act (ODMWA) litigation [7]	-	-	-	-	-	-
Other tax disputes - AngloGold Ashanti Brasil Mineração Ltda [8]	**38**	-	38	-	29	-
Sales tax on gold deliveries - Mineração Serra Grande S.A. [9]	**101**	-	156	-	88	-
Other tax disputes - Mineração Serra Grande S.A. [10]	**16**	-	19	-	9	-
Tax dispute - AngloGold Ashanti Colombia S.A. [11]	**188**	-	161	-	-	-
Tax dispute - Cerro Vanguardia S.A. [12]	**63**	-	-	-	-	-
Contingent assets						
Indemnity - Kinross Gold Corporation [13]	**(60)**		(90)		-	
Royalty - Tau Lekoa Gold Mine [14]	**-**		-		-	
Guarantees						
Financial guarantees						
Oro Group (Pty) Limited [15]	**10**	-	12	-	12	-
Hedging guarantees						
AngloGold South America [16]	**-**	-	-	-	-	-
AngloGold USA Trading Company [16]	**-**	-	-	-	-	-
Cerro Vanguardia S.A. [16]	**-**	-	-	-	-	-
	481	**-**	319	-	150	-

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

36   Contractual commitments and contingencies (continued)

Contingent liabilities

(1)   Groundwater pollution - AngloGold Ashanti Limited has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(2)   Deep groundwater pollution - The group has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Department of Mineral Resources and affected mining companies are now involved in the development of a "Regional Mine Closure Strategy". In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(3)   Indirect taxes - AngloGold Ashanti (Ghana) Limited (AGAG) received a tax assessment for the 2006 to 2008 and for the 2009 to 2011 tax years following audits by the tax authorities which related to various indirect taxes amounting to $28m (2012: $23m; 2011: $12m).Management is of the opinion that the indirect taxes were not properly assessed and the company has lodged an objection.

(4)   Litigation - On 11 October 2011, AGAG terminated its commercial arrangements with Mining and Building Contractors Limited (MBC) relating to certain underground development, construction on bulkheads and diamond drilling services provided by MBC in respect of the Obuasi mine. On 8 November 2012, as a result of this termination, AGAG and MBC concluded a separation agreement that specified the terms on which the parties agreed to sever their commercial relationship. On 23 July 2013, MBC commenced proceedings against AGAG in the High Court of Justice (Commercial Division) in Accra, Ghana, and served a writ of summons that claimed a total of approximately $97m in damages. MBC asserts various claims for damages, including, among others, as a result of the breach of contract, non-payment of outstanding historical indebtedness by AGAG and the demobilisation of equipment, spare parts and material acquired by MBC for the benefit of AGAG in connection with operations at the Obuasi mine in Ghana. MBC has also asserted various labour claims on behalf of itself and certain of its former contractors and employees at the Obuasi mine. On 9 October 2013, AGAG filed a motion in court to refer the action or a part thereof to arbitration. This motion was set to be heard on 25 October 2013, however, on 24 October 2013, MBC filed a motion to discontinue the action with liberty to reapply. On 20 February 2014, AGAG was served with a new writ for approximately $97m, as previously claimed.   AGAG filed its appearance to defend on 28 February 2014.

(5)   Litigation – AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP) which was decommissioned in 2000. The claim is to award general damages, special damages for medical treatment and punitive damages, as well as several orders relating to the operation of the PTP. The plaintiffs subsequently amended their writ to include their respective addresses. AGA filed a defence to the amended writ on 16 July 2013 and are awaiting the plaintiffs to apply for directions. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(6)   Litigation – Five executive members of the PTP (AGA) Smoke Effect Association (PASEA) sued AGAG on 24 February 2014 in their personal capacity and on behalf of the members of PASEA. The plaintiffs claim that they were residents of Tutuka, Sampsonkrom, Anyimadukrom, Kortkortesua, Abompekrom, and PTP Residential Quarters, all suburbs of Obuasi, in close proximity to the now decommissioned (PTP). The plaintiffs claim they have been adversely affected by the operations of the PTP. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(7)   Occupational Diseases in Mines and Works Act (ODMWA) litigation – On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an "employee" who qualifies for compensation in respect of "compensable diseases" under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

36 Contractual commitments and contingencies (continued)

Contingent liabilities (continued)

For example, on or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet Balakazi ("the Balakazi Action") and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspecified. On 4 September, 2012, AngloGold Ashanti delivered its notice of intention to defend this application. AngloGold Ashanti also delivered a formal request for additional information that it requires to prepare its affidavits in respect to the allegations and the request for certification of a class.

In addition, on or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines (Operations) Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class ("the Nkala Action"). The applicants in the case seek to have the court certify two classes namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from 1 January 1965 to date; and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January 1965. AngloGold Ashanti filed a notice of intention to oppose the application.

On 21 August 2013, an application was served on AngloGold Ashanti, for the consolidation of the Balakazi Action and the Nkala Action, as well as a request for an amendment to change the scope of the classes the court was requested to certify in the previous applications that were brought. The applicants now request certification of two classes (the "silicosis class" and the "tuberculosis class"). The silicosis class which the applicants now request the court to certify would consist of certain current and former mineworkers who have contracted silicosis, and the dependants of certain deceased mineworkers who have died of silicosis (whether or not accompanied by any other disease). The tuberculosis class would consist of certain current and former mineworkers who have or had contracted pulmonary tuberculosis and the dependants of certain deceased mineworkers who died of pulmonary tuberculosis (but excluding silico-tuberculosis). AngloGold Ashanti will defend the request for certification of these classes in 2014.

In October 2012, 31 individual summonses and particulars of claim were received relating to silicosis and/or other OLD. The total amount in damages being claimed in the 31 summonses is approximately $7m. On 22 October 2012, AngloGold Ashanti filed a notice of intention to oppose these claims. AngloGold Ashanti has also served a notice of exception to the summonses which, if successful, is expected to require the plaintiffs to redraft the particulars of claim to correct certain errors. The exception was heard on 3 October 2013. Judgement has been reserved.

In March 2014, AngloGold Ashanti received a further 21 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount in damages being claimed in these summonses is approximately $4.5m. AngloGold Ashanti filed a notice of intention to oppose these claims on 14 March 2014.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The company is unable to reasonably estimate its share of the amounts claimed.

[8] Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AABM) in the amount of $19m (2012: $21m; 2011: $21m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006.AngloGold Ashanti Limited's subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $19m (2012: $17m; 2011: $8m). Management is of the opinion that these taxes are not payable.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

36 Contractual commitments and contingencies (continued)

Contingent liabilities (continued)

(9) Sales tax on gold deliveries - In 2006, Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments are approximately $62m (2012: $96m; 2011: attributable share $54m) and $39m (2012: $60m; 2011: attributable share $34m) respectively. In November 2006, the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. In November 2011 (first case) and June 2012 (second case), the administrative council's full board approved the suspension of proceedings and the remittance of the matter to the Department of Supervision of Foreign Trade (COMEX) for review and verification. On 28 May 2013, the Full Board of the State of Goiás Tax Administrative Council ruled in favour of the State of Goiás, however reduced the penalties of the two tax assessments from 200% to 80%. The company is considering legal options available in this matter, since it believes that both assessments are in violation of federal legislation on sales taxes. MSG will be required to provide a bank guarantee to the tax authorities to proceed with legal discussion at the judiciary level.

(10) Other tax disputes - MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company's appeal against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $16m (2012: $19m; 2011: attributable share $9m).

(11) Tax dispute – AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company's tax treatment of certain items in the 2011 and 2010 income tax returns. On 23 October 2013 AGAC received the official assessments from the DIAN which established that an estimated additional tax of $35m will be payable if the tax returns are amended. Penalties and interest for the additional tax are expected to be $153m, based on Colombian tax law. The company believes that it has applied the tax legislation correctly. AGAC requested that DIAN reconsider its decision and the company has been officially notified that DIAN will review its earlier ruling. This review is anticipated to take twelve months, at the end of which AGAC may file suit if the ruling is not reversed.

(12) Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. received a notification from the Argentina Tax Authority requesting corrections to the 2007, 2008 and 2009 income tax returns of about $18m relating to the non-deduction of tax losses previously claimed on hedge contracts. Penalties and interest on the disputed amounts are estimated at a further $45m. Management is of the opinion that the taxes are not payable and is preparing a response.

Contingent assets

(13) Indemnity - As part of the acquisition by AngloGold Ashanti Limited of the remaining 50% interest in MSG during June 2012, Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m against the specific exposures discussed in items 8 and 9 above. At 31 December 2013, the company has estimated that the maximum contingent asset is $60m (2012: $90m; 2011: nil).

(14) Royalty - As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment).Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty is determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 413,246oz (2012: 304,643oz; 2011: 219,005oz) produced have been received to date.

Guarantees

(15) Provision of surety - The company has provided surety in favour of a lender on a gold loan facility with its associate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $10m (2012: $12m; 2011: $12m). The probability of the non-performance under the suretyships is considered minimal. The suretyship agreements have a termination notice period of 90 days.

(16) The group has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its subsidiaries AngloGold USA Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements. As at 31 December 2013, 2012 and 2011, the group had no open gold hedge contracts.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

37 Financial risk management activities

In the normal course of its operations, the group is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price and credit risks. In order to manage these risks, the group may enter into transactions which make use of both on- and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for speculative purposes. The group has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.

Managing risk in the group

Risk management activities within the group are the ultimate responsibility of the board of directors. The chief executive officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Risk and Information Integrity Committee is responsible for overseeing risk management plans and systems, and the Audit and Corporate Governance Committee oversees financial risks which include a review of treasury activities and the group's counterparties.

The financial risk management objectives of the group are defined as follows:

- safeguarding the group's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
- effective and efficient usage of credit facilities in both the short and long-term through the adoption of reliable liquidity management planning and procedures;
- ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
- ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the group and that they comply where necessary with all relevant regulatory and statutory requirements.

Gold price and foreign exchange risk

Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The group has transactional foreign exchange exposures, which arise from sales or purchases by an operating unit in currencies other than the unit's functional currency. The gold market is predominately priced in US dollars which exposes the group to the risk that fluctuations in the SA rand/US dollar, Brazilian real/US dollar, Argentinean peso/US dollar and Australian dollar/US dollar exchange rates may also have an adverse effect on current or future earnings. The group is also exposed to certain by-product commodity price risk.

Cash flow hedges

The group's cash flow hedges consist of a foreign exchange forward contract that is used to protect against exposures to variability in future foreign exchange and capital expenditure cash flows. The amounts and timing of future cash flows are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The contractual cash flows across all portfolios over time form the basis for identifying gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions. Gains and losses are initially recognised directly in other comprehensive income and reclassified to earnings as an adjustment to depreciation expense pertaining to capital expenditure, when the forecast transactions affect the income statement.

The group does not have any cash flow hedge contracts relating to product sales as at 31 December 2013. Cash flow hedge losses pertaining to capital expenditure of $2m as at 31 December 2013 (2012: $3m; 2011: $3m) are expected to be reclassified from accumulated other comprehensive income and recognised as an adjustment to depreciation expense until 2022.

The gains and losses on ineffective portions of such derivatives are recognised in the income statement. During the years 31 December 2013, 2012 and 2011, no gains or losses were recognised on non-hedge derivatives and other commodity contracts in the income statement due to hedge ineffectiveness.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

Figures in million	2013	2012	2011
		US Dollars	
37 Financial risk management activities (continued)			
Non-hedge derivatives			
Gain (loss) on non-hedge derivatives and other commodity contracts is summarised as follows:			
Gain (loss) on unrealised non-hedge derivatives and other commodity contracts	**94**	(35)	(1)
Gain (loss) on non-hedge derivatives and other commodity contracts per the income statement	**94**	(35)	(1)

The gain (loss) on non-hedge derivatives and other commodity contracts was mainly as a result of normal revaluation of commodity contracts resulting from changes in the prevailing forward gold price, exchange rates, interest rates and volatilities.

Net open hedge position as at 31 December 2013
The group had no outstanding commitments against future production potentially settled in cash.

Interest rate and liquidity risk
Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns while minimising risks. The group is able to actively source financing at competitive rates. The counterparties are financial and banking institutions and their credit ratings are regularly monitored.

The group has sufficient undrawn borrowing facilities available to fund working capital requirements (notes 27 and 38).

The following are the contractual maturities of financial liabilities, including interest payments
Financial liabilities

	Within one year		Between one and two years		Between two and five years		After five years		Total
2013	million	Effective rate %	million	Effective rate %	million	Effective rate %	million	Effective rate %	million
Financial guarantees [(1)]	**10**		**-**		**-**		**-**		**10**
Trade and other payables	**797**		**-**		**-**		**-**		**797**
Borrowings	**440**		**727**		**704**		**3,868**		**5,739**
- In USD	**266**	**6.7**	**206**	**6.8**	**614**	**6.8**	**3,849**	**6.8**	**4,935**
- AUD in USD equivalent	**25**	**5.1**	**511**	**5.1**	**-**		**-**		**536**
- ZAR in USD equivalent	**127**	**7.1**	**9**	**7.7**	**89**	**8.3**	**18**	**9.8**	**243**
- BRL in USD equivalent	**1**	**6.5**	**1**	**5.0**	**1**	**4.5**	**1**	**4.5**	**4**
- ARS in USD equivalent	**21**	**22.7**	**-**		**-**		**-**		**21**
2012									
Derivatives	-		-		-		1		1
Financial guarantees [(1)]	12		-		-		-		12
Trade and other payables	949		-		-		-		949
Borrowings	1,008		876		585		2,477		4,946
- In USD	793	5.1	848	4.9	293	5.5	2,450	5.5	4,384
- AUD in USD equivalent	13	5.1	13	5.1	273	5.1	-		299
- ZAR in USD equivalent	189	6.3	4	9.8	15	9.8	27	9.8	235
- BRL in USD equivalent	3	8.0	1	7.5	-		-		4
- NAD in USD equivalent	10	8.4	10	8.4	4	8.4	-		24
2011									
Derivatives	-		-		-		1		1
Financial guarantees [(1)]	12		-		-		-		12
Trade and other payables	753		-		-		-		753
Borrowings	152		928		949		1,625		3,654
- In USD	136	5.2	911	5.1	921	5.5	1,590	5.7	3,558
- ZAR in USD equivalent	4	9.8	4	9.8	14	9.8	35	9.8	57
- BRL in USD equivalent	2	5.4	2	5.3	2	4.6	-		6
- NAD in USD equivalent	10	8.4	11	8.4	12	8.4	-		33

[(1)] Not included in the statement of financial position.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

37   Financial risk management activities (continued)

Credit risk

Credit risk arises from the risk that a counterparty may default or not meet its obligations timeously. The group minimises credit risk by ensuring that credit risk is spread over a number of counterparties. These counterparties are financial and banking institutions. Counterparty credit limits and exposures are reviewed by the Audit and Corporate Governance Committee. Where possible, management ensures that netting agreements are in place. No set-off is applied to the statement of financial position due to the different maturity profiles of assets and liabilities.

The combined maximum credit risk exposure of the group is as follows:

Figures in million	2013	2012	2011
	US Dollars		
Other investments	83	96	95
Other non-current assets	-	7	6
Trade and other receivables	79	183	126
Cash restricted for use (note 23)	77	64	58
Cash and cash equivalents (note 24)	648	892	1,112
Total financial assets	887	1,242	1,397
Financial guarantees	10	12	12
Total	897	1,254	1,409

In addition, the group has guaranteed the hedging commitments of several subsidiary companies as disclosed in note 36. The non-performance risk is insignificant.

Trade and other receivables that are past due but not impaired totalled $94m (2012: $84m; 2011: $30m). Other receivables that are impaired totalled nil (2012: $1m; 2011: $14m) and other investments that are impaired totalled $30m (2012: $16m; 2011: $21m). No other financial assets are past due but not impaired.

Trade receivables mainly comprise banking institutions purchasing gold bullion. Normal market settlement terms are two working days. No impairment was recognised as the principal receivables continue to be in a sound financial position.

The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair value of the group's financial instruments as at 31 December are as follows:

Type of instrument

Figures in million	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
US Dollars	2013		2012		2011	
Financial assets						
Other investments (note 19)	132	134	167	171	186	180
Other non-current assets	-	-	7	7	6	6
Trade and other receivables	79	79	183	183	126	126
Cash restricted for use (note 23)	77	77	64	64	58	58
Cash and cash equivalents (note 24)	648	648	892	892	1,112	1,112
Financial liabilities						
Borrowings (note 27)	3,891	3,704	3,583	3,730	2,488	2,647
Trade and other payables	797	797	949	949	753	752
Derivatives	-	-	10	10	93	93

The amounts in the table above do not necessarily agree with the totals in the notes as only financial assets and financial liabilities are shown.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

37 Financial risk management activities (continued)

Fair value of financial instruments (continued)

Type of instrument (continued)
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use and cash and cash equivalents
The carrying amounts approximate fair value because of the short-term duration of these instruments.

Trade and other receivables and trade and other payables
The carrying amounts approximate fair value because of the short-term duration of these instruments.

Investments and other non-current assets
Listed equity investments classified as available-for-sale are carried at fair value while fixed income investments and other non-current assets are carried at amortised cost. The fair value of fixed income investments and other non-current assets has been calculated using market interest rates. The unlisted equity investments are carried at cost or fair value. Unlisted investments for which fair value can be reliably measured are carried at fair value while other unlisted investments for which there is no active market and the fair value cannot be reliably measured are carried at cost.

Borrowings
The $1.25bn bonds and the mandatory convertible bonds settled in September 2013, are carried at fair value. The convertible bonds, with 99.1% aggregate principal amount thereof settled in August 2013 and in full in November 2013, and rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. This is included in level 1 of the fair value hierarchy. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

Mandatory convertible bonds carried at fair value
In September 2010, the group issued mandatory convertible bonds at a coupon rate of 6% due in September 2013. The conversion of the mandatory convertible bonds into ADSs was subject to shareholder approval, which was granted in October 2010.

The mandatory convertible bonds contain certain embedded derivatives relating to change in control and anti-dilution protection provisions. The shareholders have authorised that the convertible bonds will be settled in equity and do not have any cash settlement potential except if a fundamental change or conversion rate adjustment causes the number of ADSs deliverable upon conversion to exceed the number of shares reserved for such purpose, among other circumstances provided in the indenture, and therefore the group has chosen to recognise the instrument, in its entirety, at fair value. Depending on the final calculated share price on the date of conversion, the liability recognised may differ from the principal amount.

In determining the fair value liability of the mandatory convertible bonds, the group has measured the effect based on the ex-interest NYSE closing price on the reporting date. The ticker code used by the NYSE for the mandatory convertible bonds is AUPRA. The accounting policy of the group is to recognise interest expense separately from the fair value adjustments in the income statement. Interest is recognised on the yield to maturity basis determined at the date of issue, which was 4.55%.

On 16 September, 2013, AngloGold Ashanti Holdings Finance plc paid and discharged the 6% mandatory convertible bonds (which matured on September 15, 2013) by delivering 18,140,000 American Depository Shares, or ADSs, which represent an equivalent number of shares of the group's common stock, and the cash equivalent of 177,859 shares of AngloGold Ashanti Limited as determined in the manner set out in the indenture governing the mandatory convertible bonds.

The total fair value of the mandatory convertible bonds on 15 September 2010 (date of issue) amounted to $819m. A bond issue discount of $30m was recognised in special items in the income statement. The mandatory convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company wholly owned by AngloGold Ashanti Limited. AngloGold Ashanti Limited has fully and unconditionally guaranteed the mandatory subordinated convertible bonds issued by AngloGold Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

37 Financial risk management activities (continued)

Fair value of financial instruments (continued)

$1.25 billion bonds carried at fair value

On 30 July, 2013, the group issued $1.25bn aggregate principal amount of 8.5% notes (the $1.25bn bonds). The notes were issued by AngloGold Ashanti Holdings plc, a wholly owned subsidiary of the group, at an issue price of 100% of the principal amount of the notes. The net proceeds from the offering were $1.233bn, after deducting expenses. The notes are unsecured and fully and unconditionally guaranteed by AngloGold Ashanti Limited. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.

These bonds contain certain embedded derivatives relating to early settlement provisions as described below. IFRS contains an election for the group to record the entire instrument at fair value as opposed to separating the embedded derivatives from the instrument.

The bonds mature on 30 July, 2020. However, at any time prior to 30 July, 2016, the group or AngloGold Ashanti Holdings plc may redeem the notes, in whole or in part, at a redemption price based on a ''make whole'' premium, plus accrued interest, if any, to the redemption date. At any time after 30 July, 2016, the group or AngloGold Ashanti Holdings plc may redeem the notes, in whole or in part, at the redemption prices set forth in the indenture. In addition, at any time prior to 30 July, 2016, the group or AngloGold Ashanti Holdings plc may redeem up to 35% of the original principal amount of the notes with the net proceeds from certain equity offerings by the group, at a price of 108.5% of the aggregate principal amount thereof, plus accrued interest, if any, to the redemption date, if at least 65% of the principal amount of the notes remains outstanding.

Upon the occurrence of both a change of control of the group and certain ratings downgrade, within a specified period, of the notes by each of Moody's Investors Service, Inc. and Standard & Poor's Ratings Services, AngloGold Ashanti Holdings plc will be required to make an offer to purchase the notes at a price equal to 101 percent of its principal amount plus accrued interest, if any, to the date of repurchase. The notes were issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

In determining the fair value liability of the $1.25 billion bonds, the group has measured the effect based on the ex interest NYSE closing price on the reporting date. The ISIN bond code used by the NYSE for the $1.25bn bonds is US03512TAD37. The accounting policy of the group is to recognise interest expense separately from the fair value adjustments in the income statement. Interest is recognised at a semi-annual coupon rate of 8.5% per annum.

Derivatives

The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk as at 31 December 2013 and includes all derivatives carried in the statement of financial position.

Embedded derivatives and the conversion features of convertible bonds are included as derivatives on the statement of financial position.

The following inputs were used in the valuation of the conversion features of convertible bonds which were settled in full during 2013:

	2013	2012	2011
Market quoted bond price (percent)	-	103.9	111.5
Fair value of bonds excluding conversion feature (percent)	-	102.6	98.9
Fair value of conversion feature (percent)	-	1.3	12.6
Total issued bond value ($ million)	-	732.5	732.5

The option component of the convertible bonds is calculated as the difference between the price of the bonds including the option component (bond price) and the price excluding the option component (bond floor price).

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

37 Financial risk management activities (continued)

Fair value of financial instruments (continued)

Derivative assets (liabilities) comprise the following:

Figures in million	Assets non-hedge accounted	Liabilities non-hedge accounted	Assets non-hedge accounted	Liabilities non-hedge accounted	Assets non-hedge accounted	Liabilities non-hedge accounted
US Dollars	**2013**		2012		2011	
Embedded derivatives	**-**	**-**	-	(1)	**-**	(1)
Option component of convertible bonds	**-**	**-**	-	(9)	-	(92)
Total derivatives	**-**	**-**	-	(10)	-	(93)

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets out the group's financial assets and liabilities measured at fair value by level within the fair value hierarchy as at 31 December:

Type of instrument

Assets measured at fair value on a recurring basis

Figures in millions	Level 1	Level 2	Level 3	Total
US Dollars	**2013**			
Available-for-sale financial assets				
Equity securities	**49**	**-**	**-**	**49**
US Dollars	2012			
Available-for-sale financial assets				
Equity securities	69	2	-	71
US Dollars	2011			
Available-for-sale financial assets				
Equity securities	82	-	-	82

Liabilities measured at fair value on a recurring basis

Figures in millions	Level 1	Level 2	Level 3	Total
US Dollars	**2013**			
Financial liabilities at fair value through profit or loss				
$1.25bn bonds	**1,353**	**-**	**-**	**1,353**
US Dollars	2012			
Financial liabilities at fair value through profit or loss				
Option component of convertible bonds	-	9	-	9
Embedded derivatives	-	1	-	1
Mandatory convertible bonds	588	-	-	588
US Dollars	2011			
Financial liabilities at fair value through profit or loss				
Option component of convertible bonds	-	92	-	92
Embedded derivatives	-	1	-	1
Mandatory convertible bonds	760	-	-	760

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

37 Financial risk management activities (continued)

Fair value of financial instruments (continued)

Type of instrument (continued)

Sensitivity analysis

Derivatives

The group monitors the sensitivity of the convertible bonds (which were settled in full during 2013) to changes in the AngloGold Ashanti Limited's share price which is disclosed in the table below.

US Dollars million	Change in underlying factor	Change infair value	Change in underlying factor	Change infair value	Change in underlying factor	Change infair value
	2013		2012		2011	
Convertible bonds						
AngloGold Ashanti Limited share price (US$)	Spot (+$5)	**-**	Spot (+$5)	(14)	Spot (+$3)	(23)
AngloGold Ashanti Limited share price (US$)	Spot (-$5)	**-**	Spot (-$5)	7	Spot (-$3)	21

$1.25bn bonds

The $1.25bn bonds valuation is primarily linked to market interest. A change of +0.5% and -0.5% in market interest rates will generally impact the fair value of the $1.25bn liability in a stable environment by -$28m and +$29m respectively.

Interest rate risk on other financial assets and liabilities (excluding derivatives)

The group also monitors interest rate risk on other financial assets and liabilities. The following table shows the approximate interest rate sensitivities of other financial assets and liabilities at 31 December 2013 (actual changes in the timing and amount of the following variables may differ from the assumed changes below). As the sensitivity is the same (linear) for both increases and decreases in interest rates only absolute numbers are presented.

	Change in interest rate %	Change in interest amount in currency million	Change in interest amount US dollars million
		2013	
Financial assets			
USD denominated	**1.00**	**4**	**4**
ZAR denominated [3]	**1.50**	**3**	**-**
BRL denominated	**2.50**	**1**	**-**
Financial liabilities			
ZAR denominated [3]	**1.50**	**20**	**2**
AUD denominated	**1.00**	**5**	**5**
ARS denominated	**2.00**	**3**	**-**

	Change in interest rate %	Change in interest amount in currency million	Change in interest amount US dollars million
		2012	
Financial assets			
USD denominated	1.00	6	6
ZAR denominated [3]	1.50	3	-
BRL denominated	2.50	1	-
NAD denominated	1.50	-	-
Financial liabilities			
AUD denominated	1.00	3	3

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

37　Financial risk management activities (continued)

Sensitivity analysis (continued)

	Change in interest rate %	Change in interest amount in currency million	Change in interest amount US dollars million
		2011	
Financial assets			
USD denominated	1.00	5	5
ZAR denominated [3]	1.50	2	-
BRL denominated	2.50	1	1
NAD denominated	1.50	2	-
Financial liabilities			
AUD denominated	1.00	-	-

[3]　*This is the only interest rate risk for the company.*

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December 2013 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	Change in exchange rate	Change in borrowings total	Change in exchange rate	Change in borrowings total	Change in exchange rate	Change in borrowings total
	2013		2012		2011	
Borrowings						
USD denominated (R/$)	Spot (+R1.50)	-	Spot (+R1)	-	Spot (+R1)	-
ZAR denominated (R/$)	Spot (+R1.50)	(27)	Spot (+R1)	(22)	Spot (+R1)	(4)
BRL denominated (BRL/$)	Spot (+BRL0.30)	-	Spot (+BRL0.25)	-	Spot (+BRL0.25)	(1)
NAD denominated (N/$)	Spot (+NAD1.50)	-	Spot (+NAD1)	(2)	Spot (+NAD1)	(3)
AUD denominated (AUD/$)	Spot (+AUD0.1)	(40)	Spot (+AUD0.05)	(13)	Spot (+AUD0.05)	-
ARS denominated (ARS/$)	Spot (+ARS0.5)	(1)	Spot (+ARS0.05)	-	Spot (+ARS0.05)	-
USD denominated (R/$)	Spot (-R1.5)	-	Spot (-R1)	-	Spot (-R1)	-
ZAR denominated (R/$)	Spot (-R1.5)	36	Spot (-R1)	28	Spot (-R1)	5
BRL denominated (BRL/$)	Spot (-BRL0.3)	-	Spot (-BRL0.25)	1	Spot (-BRL0.25)	1
NAD denominated (N/$)	Spot (-NAD1.5)	-	Spot (-NAD1)	3	Spot (-NAD1)	4
AUD denominated (AUD/$)	Spot (-AUD0.1)	48	Spot (-AUD0.05)	14	Spot (-AUD0.05)	-
ARS denominated (ARS/$)	Spot (-ARS0.5)	2	Spot (-ARS0.05)	-	Spot (-ARS0.05)	-

The borrowings total in the denominated currency will not be influenced by a movement in its exchange rate.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

38   Capital management

The primary objective of managing the group's capital is to ensure that there is sufficient capital available to support the funding requirements of the group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the group remains in a sound financial position.

The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

Save from the issue of shares to settle the 6% Mandatory Convertible Bonds in September 2013, the group had no major issuance of equity during the year.

During April 2011 AngloGold Ashanti Limited registered a R10bn Domestic Medium Term Note Programme (DMTNP) with the JSE. The DMTNP permits the group to access the South African debt capital market for funding required. The group has utilised the commercial paper under its R10bn DMTNP throughout the year, to provide for funding requirements of the South Africa region.

During December 2011, the group entered into a four-year unsecured syndicated revolving credit facility of A$600m ($535m) with a group of banks which is currently charged at 260 basis points above BBSY. The interest margin will reduce should the group's credit rating improve from its current BB+/Baa3 status and increase should its credit rating worsen. This facility will be used to fund the working capital and development costs associated with the group's mining operations within Australia without eroding the group's headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter. The facility matures in December 2015.

During July 2012, the group completed the following key financing transactions:

- a $1bn five-year revolving credit facility with a syndicate of lenders which replaced its existing $1bn syndicated facility maturing in April 2014. Amounts may be repaid and reborrowed under the facility during its five-year term and the facility bears interest at LIBOR plus 1.5%; and

- an offering of $750m aggregate principal amount, unsecured notes due 2022 at 5.125%. The notes were issued at a price of 99.398%. The notes are fully and unconditionally guaranteed by the group.

During February 2013, the group entered into a syndicated bridge loan facility agreement (standby facility) pursuant to which a syndicate of banks agreed to make available $750 million to the group. The group guaranteed all payments and other obligations under the facility. The facility was cancelled during August 2013.

During July 2013, the group completed the following financing transactions:

- $1.25 billion aggregate principal amount of 8.5% notes were issued at an issue price of 100% of the principal amount of the notes. The notes are unsecured and fully and unconditionally guaranteed by the group. There are no significant restrictions on the ability of the group to obtain funds from its subsidiaries by dividend or loan. The net proceeds from the offering of the notes were used for general corporate purposes, which included the repurchase of the 3.5% convertible bonds and the repayment of other indebtedness.

- the commencement of a cash tender offer to purchase any and all of the outstanding $732.5 million 3.5% convertible bonds due May 2014 of the group at a purchase price of $1,015 for each $1,000 principal amount of bonds validly tendered. The offer expired on 21 August 2013 and AngloGold Ashanti Holdings plc purchased $725.9 million in aggregate principal amount of the bonds, representing 99.1% of the total issuance. During November 2013, the group completed the redemption of all of its outstanding convertible bonds for $6.6 million, plus accrued, and unpaid interest.

During September 2013, the group paid and discharged the 6% mandatory convertible bonds (which matured on 15 September 2013) by delivering 18,140,000 American Depository Shares, or ADSs, which represent an equivalent number of shares of the group's common stock, and the cash equivalent of 177,859 shares of AngloGold Ashanti Limited as determined in the manner set out in the indenture governing the mandatory convertible bonds.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

38 Capital management (continued)

During December 2013:

- the group entered into a five-year unsecured syndicated revolving credit facility (ZAR RCF) of R1.5bn ($144m) with Nedbank and ABSA Bank which is currently charged at JIBAR plus 1.2% per annum. This facility will be used to fund the working capital and development costs associated with the group's mining operations within South Africa without eroding the group's headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter. The facility matures in December 2018; and
- an offering of R750m ($72m) aggregate principal amount, unsecured notes due 2016 at JIBAR plus 1.75%.

The objective of the ZAR RCF in conjunction with the issue of R750m ($72m) bonds was to provide a more permanent and reliable source of funds for the South African region as a result of the risk that the market will not always be available to roll or reissue paper upon future maturities.

Amounts are converted to US dolllars at year end exchange rates.

Gearing ratio (Net debt to EBITDA)

Figures in million	**2013**	2012	2011
		US Dollars	
Net debt			
Borrowings (note 27)	**3,891**	3,583	2,488
Mandatory convertible bonds (note 27) [(1)]	**-**	(588)	(760)
Corporate office lease (note 27)	**(25)**	(31)	(33)
Unamortised portion of the convertible and rated bonds	**2**	53	85
Fair value adjustment on $1.25bn bonds	**(58)**	-	-
Cash restricted for use (note 23)	**(77)**	(64)	(58)
Cash and cash equivalents (note 24)	**(648)**	(892)	(1,112)
Bank overdraft	**20**	-	-
Net debt	**3,105**	2,061	610
[(1)] For the purposes of this note, the mandatory convertible bonds are treated as equity and excluded from borrowings in line with the banking agreement. The mandatory convertible bonds matured on 15 September 2013.			
EBITDA			
Operating (loss) profit	**(2,440)**	1,219	2,252
Retrenchment costs (note 4)	**69**	10	15
Amortisation of tangible assets (note 4)	**775**	830	825
Amortisation of intangible assets (note 4)	**24**	5	2
Impairment (reversal) and derecognition of goodwill, tangible and intangible assets (note 7)	**3,029**	346	(120)
Impairment of other investments (note 7)	**30**	16	21
Net (profit) loss on disposal and derecognition of assets (note 7)	**(2)**	15	8
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts	**(94)**	35	1
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments (note 7)	**216**	-	-
Write-off of a loan (note 7)	**7**	-	-
Share of equity-accounted associates and joint ventures' EBITDA	**53**	67	135
Profit on partial disposal of Rand Refinery Limited (note 7)	**-**	(14)	-
Profit on disposal of subsidiary ISS International Limited (note 7)	**-**	-	(2)
Insurance claim recovery on capital items (note 7)	**-**	-	(3)
EBITDA	**1,667**	2,529	3,134
Gearing ratio (Net debt to EBITDA)	**1.86:1**	0.81:1	0.19:1

Comparative years have been restated for the adoption of IFRIC 20 and IAS 19. Refer to change in accounting policies (note 39) for details.

GROUP – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

39   Change in accounting policies

39.1   IFRIC 20 "Stripping Costs in the Production Phase of a Surface Mine"

Prior to the issuance of IFRIC 20, the accounting for production stripping costs have been based on general IFRS principles and the Framework, as IFRS had no specific guidance.

Previously for group accounting purposes stripping costs incurred in open-pit operations during the production phase to remove additional waste were either capitalised to mine development costs or charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The cost of stripping in any period reflected the average stripping rates for the ore body as a whole.

IFRIC 20 provides specific guidance for accounting of production stripping costs in the production phase of a surface mine. IFRIC 20 differs from the life of mine average strip ratio approach as follows:

- The level at which production stripping costs are to be assessed, i.e. at a component level rather than a life of mine level; and
- The way in which any stripping activity assets are to be depreciated.

In addition, specific transitional rules are provided to deal with any opening deferred stripping balances the group may have recognised under its previous accounting policy. The impact as a consequence of moving from a life of mine strip ratio to a strip ratio applicable to a component of an ore body is as follows:

Transition
IFRIC 20 has been applied retrospectively to production stripping costs incurred on or after the beginning of the earliest period presented, which for the group, for the year ended 31 December 2013, is 1 January 2011. Any previously recognised asset balance(s) that resulted from stripping activity is to be reclassified as part of an existing asset to which the stripping activity related, to the extent that there remains an identifiable component of the ore body with which the predecessor stripping asset can be associated.

If there is no identifiable component of the ore body to which the predecessor asset relates, the asset is written off via opening accumulated losses at the beginning of the earliest periods presented, i.e. 1 January 2011.

Impact of IFRIC 20
For purposes of the annual results, the adoption of IFRIC 20 at the transition date of 1 January 2011, had the following impact on accumulated losses as at 1 January 2011:

Figures in million	1 January 2011		
US Dollars	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance
Accumulated losses			
Opening balance	(2,750)	-	(2,750)
Derecognise deferred stripping balances not meeting the requirements of IFRIC 20	-	(99)	(99)
Effect on equity accounted investments' loss	-	(10)	(10)
Tax effect	-	26	26
Non-controlling interests	-	-	-
Adjusted opening accumulated losses[2]	**(2,750)**	**(83)**	**(2,833)**

[1]   The IFRIC 20 adjustments including transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.

[2]   Adjusted opening accumulated losses before the impact of IAS 19 – refer 39.2.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

39 Change in accounting policies

IFRIC 20 "Stripping Costs in the Production Phase of a Surface Mine" (continued)

Impact on the comparative information
The adoption of IFRIC 20 had the following impact on the comparative information presented:

Figures in million			
US Dollars	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance
Tangible assets			
Opening balance – 1 January 2011	6,180	(99)	6,081
Reversals of deferred stripping movements under previous approach	(18)	18	-
Production stripping costs capitalised in terms of IFRIC 20	-	158	158
Amortisation of deferred stripping assets	-	(57)	(57)
Other movements in tangible assets	363	-	363
Adjusted closing balance – 31 December 2011	6,525	20	6,545
Reversals of deferred stripping movements under previous approach	11	(11)	-
Production stripping costs capitalised in terms of IFRIC 20	-	154	154
Amortisation of deferred stripping assets	-	(37)	(37)
Other movements in tangible assets	1,112	2	1,114
Adjusted closing balance - 31 December 2012	**7,648**	**128**	**7,776**

[1] The IFRIC 20 adjustments include transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.

Figures in million	31 December 2011			31 December 2012		
US Dollars	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance
Inventory						
Closing balance	1,064	-	1,064	1,287	-	1,287
Adjustment to inventory valuation as a result of deferred stripping asset adjustments	-	(66)	(66)	-	(74)	(74)
Adjusted closing balance	**1,064**	**(66)**	**998**	**1,287**	**(74)**	**1,213**

[1] The IFRIC 20 adjustments include the effect on the inventory valuation of the reversal of historical accounting for deferred stripping and the accounting for deferred stripping in line with the requirements of IFRIC 20.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

39 Change in accounting policies

IFRIC 20 "Stripping Costs in the Production Phase of a Surface Mine" (continued)

Figures in million	31 December 2011			31 December 2012		
US Dollars	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance
Profit or loss						
Profit before taxation	2,321	-	2,321	1,171	-	1,171
Decrease (increase) in cash costs included in cost of sales due to:	-	110	110	-	135	135
- Reversals of deferred stripping movements under previous approach	-	18	18	-	(11)	(11)
- Production stripping costs capitalised in terms of IFRIC 20	-	158	158	-	154	154
- Adjustment to inventory valuation as a result of deferred stripping asset adjustments	-	(66)	(66)	-	(8)	(8)
Increase in cost of sales due to amortisation of capitalised production stripping costs in terms of IFRIC 20	-	(57)	(57)	-	(37)	(37)
Effect on equity-accounted investments' losses	-	(1)	(1)	-	(2)	(2)
Sub-total	**2,321**	**52**	**2,373**	**1,171**	**96**	**1,267**
Taxation	(723)	(15)	(738)	(322)	(26)	(348)
- Normal taxation	(407)	-	(407)	(413)	(1)	(414)
- Deferred taxation	(316)	(15)	(331)	91	(25)	66
Adjusted profit	**1,598**	**37**	**1,635**	**849**	**70**	**919**

[1] The IFRIC 20 adjustments include transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.

Figures in million	31 December 2011			31 December 2012		
US Dollars	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance	As previously reported	IFRIC 20 adjustments[1]	Adjusted balance
Other comprehensive income						
Profit as previously reported	1,598	-	1,598	849	-	849
Adjustment to profit as a result of deferred stripping asset adjustments	-	37	37	-	70	70
Other movements in other comprehensive income	(458)	-	(458)	(122)	1	(121)
Adjusted total comprehensive income for the period, net of tax	**1,140**	**37**	**1,177**	**727**	**71**	**798**

[1] The IFRIC 20 adjustments include transition adjustments; reversal of historical accounting for deferred stripping; and the accounting for deferred stripping in line with the requirements of IFRIC 20.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

39   Change in accounting policies (continued)

39.2   Employee benefits

The group operates defined benefit pension plans, which require contributions to be made to separately administered funds.

IAS 19 (revised) has been applied retrospectively from 1 January 2011. As a result, expected returns on plan assets of defined benefit plans are not recognised in profit or loss. Instead, interest on net defined benefit obligation is recognised in profit or loss, calculated using the discount rate used to measure the net pension obligation or asset.

Impact of transition to IAS 19
No impact was recorded in the statement of financial position on the defined benefit plan obligations nor on total shareholders' equity as the impact only affected the pension cost recorded in the income statement and the consequential effect on actuarial gains and losses recognised in OCI.

The impact on the adjusted opening accumulated losses, the statement of comprehensive income and the statement of changes in equity (note 39.2) are set out below:

Figures in million	31 December 2011	31 December 2012
US Dollars		
Total equity as previously reported	5,166	5,469
Effect of IFRIC 20 adjustments per 39.1	(46)	25
Adjustment to accumulated losses due to the requirements of IAS 19	(5)	(8)
Adjustment to actuarial (losses) gain due to the requirements of IAS 19	5	8
Adjusted total equity	**5,120**	**5,494**

Figures in million	Year ended 31 December 2011	Year ended 31 December 2012
US Dollars		
Total comprehensive income		
Opening balance per 39.1	1,177	798
Decrease in profit and loss due to the recognition of interest on net defined benefit obligation instead of expected return on plan assets in terms of IAS 19	(4)	(6)
Deferred tax thereon	1	2
Decrease in other comprehensive loss due to the decrease in actuarial loss as a result of the recognition of interest on net defined benefit obligation instead of expected return on plan assets in terms of IAS 19	4	6
Deferred tax thereon	(1)	(2)
Adjusted total comprehensive income	**1,177**	**798**

There was no impact on the group's consolidated statement of cash flows.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

39 Change in accounting policies (continued)

39.3 Effect of Accounting Policy changes on earnings per share and headline earnings per share

Figures in million	Year ended 31 December 2011	Year ended 31 December 2012
US Cents		
Basic earnings per ordinary share		
Previously reported basic earnings per ordinary share (cents)	402	215
Increase in basic earnings per ordinary share (cents)	9	17
Restated basic (loss) earnings per ordinary share (cents)	411	232
Diluted earnings per ordinary share		
Previously reported diluted earnings per ordinary share (cents)	346	161
Increase in diluted earnings per ordinary share (cents)	9	16
Restated diluted earnings per ordinary share (cents)	355	177
Headline earnings per ordinary share		
Previously reported headline earnings per ordinary share (cents)	384	296
Increase in headline earnings per ordinary share (cents)	10	16
Restated headline earnings per ordinary share (cents)	394	312
Diluted headline earnings per ordinary share		
Previously reported diluted headline earnings per ordinary share (cents)	330	236
Increase in diluted headline earnings per ordinary share (cents)	8	15
Restated diluted headline earnings per ordinary share (cents)	338	251

40 Events subsequent to year end

On 10 February 2014, AngloGold Ashanti announced that it signed a binding agreement to sell Navachab mine subject to a number of conditions precedent (refer note 25).

COMPANY – INCOME STATEMENT

For the year ended 31 December

The company annual financial statements represent the South African operations and corporate office.

These company annual financial statements are a statutory requirement and are accordingly presented in South African rands only. The functional currency of the company is South African rands.

Figures in million	Notes	2013	2012 Restated	2011 Restated
		SA Rands		
Revenue	1	**17,789**	28,507	27,617
Gold income	1	**16,192**	16,070	18,610
Cost of sales	2	**(12,497)**	(10,807)	(10,708)
Gross profit		**3,695**	5,263	7,902
Corporate administration, marketing and other expenses		**(572)**	(1,218)	(1,324)
Exploration and evaluation costs		**(200)**	(211)	(143)
Other operating expenses	3	**(102)**	(299)	(71)
Special items	4	**(2,973)**	(793)	(268)
Operating (loss) profit		**(152)**	2,742	6,096
Dividends received	1	**592**	11,440	8,032
Impairment of investments in subsidiaries	12	**(15,056)**	(8,797)	(3,770)
Impairment of investment in associate	11	**-**	(4)	(17)
Impairment of investment in joint venture	11	**(7)**	-	-
Loss on disposal of loan to joint venture	11	**-**	(17)	-
Interest received	1	**35**	113	142
Net inter-company management fees and interest		**363**	42	25
Exchange (loss) gain		**(108)**	154	(115)
Finance costs and unwinding of obligations	5	**(221)**	(128)	(120)
(Loss) profit before taxation		**(14,554)**	5,545	10,273
Taxation	7	**559**	172	(2,592)
(Loss) profit for the year		**(13,995)**	5,717	7,681

COMPANY – STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December

Figures in million	**2013**	2012 Restated	2011 Restated
		SA Rands	
(Loss) profit for the year	**(13,995)**	5,717	7,681
Items that will be reclassified subsequently to profit or loss:			
Net loss on available-for-sale financial assets	**(29)**	(52)	(143)
Release on impairment of available-for-sale financial assets (note 4)	**29**	40	156
	-	(12)	13
Items that will not be reclassified subsequently to profit or loss:			
Actuarial gain (loss) recognised	**754**	(115)	(284)
Deferred taxation rate change thereon	**-**	(69)	-
Deferred taxation thereon	**(206)**	28	105
	548	(156)	(179)
Other comprehensive income (loss) for the year, net of tax	**548**	(168)	(166)
Total comprehensive (loss) income for the year, net of tax	**(13,447)**	5,549	7,515

COMPANY – STATEMENT OF FINANCIAL POSITION

As at 31 December

Figures in million	Notes	2013	2012 Restated	2011 Restated
		SA Rands		
ASSETS				
Non-current assets				
Tangible assets	9	**15,224**	17,049	15,493
Intangible assets	10	**544**	444	75
Investments in associates and joint venture	11	**147**	166	62
Investments in subsidiaries	12	**41,590**	51,144	46,893
Other investments	13	**25**	54	106
Investment in Environmental Rehabilitation Trust Fund	15	**294**	294	294
Trade and other receivables	17	**3**	184	244
Other non-current assets	19	**425**	-	-
		58,252	69,335	63,167
Current assets				
Inventories	14	**726**	969	637
Trade and other receivables	17	**336**	320	485
Intra-group balances	16	**2,675**	2,690	346
Cash restricted for use		**10**	10	9
Cash and cash equivalents	18	**405**	831	3,117
		4,152	4,820	4,594
Non-current assets held for sale	20	**74**	13	13
		4,226	4,833	4,607
Total assets		**62,478**	74,168	67,774
EQUITY AND LIABILITIES				
Share capital and premium	21	**49,476**	47,009	46,690
Retained (losses) earnings and other reserves		**(3,635)**	10,828	7,162
Total equity		**45,841**	57,837	53,852
Non-current liabilities				
Borrowings	22	**997**	259	265
Environmental rehabilitation provisions	23	**627**	1,105	1,237
Provision for pension and post-retirement benefits	24	**1,436**	1,757	1,451
Deferred taxation	25	**3,724**	3,858	4,388
		6,784	6,979	7,341
Current liabilities				
Borrowings	22	**1,230**	1,519	3
Trade and other payables	26	**6,259**	5,830	4,456
Intra-group balances	16	**2,352**	1,795	1,672
Taxation	27	**12**	208	450
		9,853	9,352	6,581
Total liabilities		**16,637**	16,331	13,922
Total equity and liabilities		**62,478**	74,168	67,774

COMPANY – STATEMENT OF CASH FLOWS

For the year ended 31 December

Figures in million	Notes	**2013**	2012 Restated	2011 Restated
		SA Rands		
Cash flows from operating activities				
Receipts from customers		**17,070**	16,951	19,380
Payments to suppliers and employees		**(11,794)**	(11,474)	(10,072)
Cash generated from operations	28	**5,276**	5,477	9,308
Dividends received from subsidiaries		**-**	388	493
Taxation refund	27	**129**	-	502
Taxation paid	27	**(123)**	(663)	(823)
Net cash inflow from operating activities		**5,282**	5,202	9,480
Cash flows from investing activities				
Capital expenditure				
-project capital		**(1,115)**	(1,401)	(822)
-stay-in-business capital		**(2,708)**	(3,070)	(3,066)
Expenditure on intangible assets		**(256)**	(369)	(75)
Proceeds from disposal of tangible assets		**-**	-	43
Other investments acquired		**-**	-	(205)
Investments in associates and joint venture		**-**	(20)	(7)
Proceeds from disposal of associate		**56**	-	-
Loan advanced to joint venture		**(17)**	(5)	-
Loan repaid by joint venture		**17**	5	-
Dividends received		**42**	59	-
Additional investment in subsidiaries		**(1,601)**	(5,518)	(1,528)
Proceeds from disposal of subsidiary		**15**	3,614	62
Intra-group loans advanced		**-**	(268)	-
Repayment of intra-group loans advanced		**451**	-	379
Interest received		**35**	94	138
Loans advanced		**-**	-	(150)
Repayment of loans advanced		**-**	-	27
Net cash outflow from investing activities		**(5,081)**	(6,879)	(5,204)
Cash flows from financing activities				
Proceeds from issue of share capital		**-**	17	70
Share issue expenses		**(1)**	-	(4)
Proceeds from borrowings		**4,900**	1,500	-
Repayment of borrowings		**(4,450)**	(3)	(700)
Finance costs paid		**(115)**	(28)	(39)
Dividends paid	8	**(385)**	(1,727)	(996)
Preference dividends paid	8	**(576)**	(368)	(490)
Net cash outflow from financing activities		**(627)**	(609)	(2,159)
Net (decrease) increase in cash and cash equivalents		**(426)**	(2,286)	2,117
Cash and cash equivalents at beginning of year		**831**	3,117	1,000
Cash and cash equivalents at end of year	18	**405**	831	3,117

COMPANY – STATEMENT OF CHANGE IN EQUITY

For the year ended 31 December

Figures in million	Share capital and premium	Other capital reserves [1]	Retained earnings (losses)	Available-for-sale reserve [2]	Actuarial (losses) gains	Total equity
SA Rands						
Balance at 31 December 2011 as previously reported	46,690	853	6,866	12	(569)	53,852
Restated for IAS19 (note 33)			(38)		38	-
Balance at 31 December 2011 - restated	46,690	853	6,828	12	(531)	53,852
Profit for the year			5,717			5,717
Other comprehensive loss				(12)	(156)	(168)
Total comprehensive income (loss)	-	-	5,717	(12)	(156)	5,549
Shares issued	319					319
Share-based payments for share awards net of exercised		234				234
Deferred taxation thereon (note 25)		(22)				(22)
Dividends paid (note 8)			(1,727)			(1,727)
Preference dividends paid (note 8)			(368)			(368)
Balance at 31 December 2012 - restated	**47,009**	**1,065**	**10,450**	**-**	**(687)**	**57,837**
Loss for the year			(13,995)			(13,995)
Other comprehensive income				-	548	548
Total comprehensive (loss) income	-	-	(13,995)	-	548	(13,447)
Shares issued [3]	2,468					2,468
Share issue expenses	(1)					(1)
Share-based payments for share awards net of exercised [4]		(72)				(72)
Deferred taxation thereon (note 25)		17				17
Dividends paid (note 8)			(385)			(385)
Preference dividends paid (note 8)			(576)			(576)
Balance at 31 December 2013	**49,476**	**1,010**	**(4,506)**	**-**	**(139)**	**45,841**

[1] Other capital reserves comprise a surplus on disposal of company shares held by companies prior to the formation of AngloGold Ashanti Limited of R141m (2012: R141m) and equity items for share-based payments of R869m (2012: R924m).

[2] Available-for-sale reserve represents fair value gains or losses on available-for-sale assets.

[3] Includes share awards exercised and delivery of 18,140,000 shares to settle the outstanding 6% Mandatory Convertible Subordinated Bonds.

[4] Includes reassessment of estimated vesting profile related to the accelerated share options.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2013	2012
	SA Rands	

1 Revenue

	2013	2012
Revenue consists of the following principal categories:		
Gold income	16,192	16,070
By-products (note 2)	553	783
- uranium income	530	749
- silver income	23	30
- other	-	4
Dividends received (note 28)	592	11,440
- dividends received from subsidiaries - in specie (note 12)	-	10,843
- other dividends received	592	597
Management fees received	372	56
Royalties received (note 4)	45	45
Interest received (note 28)	35	113
- loans and receivables	12	19
- cash and cash equivalents	23	94
	17,789	28,507

2 Cost of sales

	2013	2012
Cash operating costs [(1)]	10,147	8,928
By-products revenue (note 1)	(553)	(783)
	9,594	8,145
Royalties	120	196
Other cash costs	62	58
Total cash costs	9,776	8,399
Retrenchment costs	262	49
Rehabilitation and other non-cash costs	30	(85)
Production costs	10,068	8,363
Amortisation of tangible assets (notes 9 and 28)	2,272	2,442
Amortisation of intangible assets (notes 10 and 28)	165	-
Total production costs	12,505	10,805
Inventory change	(8)	2
	12,497	10,807
[(1)] Cash operating costs comprise:		
- salaries and wages	5,287	4,891
- stores and other consumables	1,562	1,794
- fuel, power and water	1,862	1,729
- contractors	148	113
- other	1,288	401
	10,147	8,928

3 Other operating expenses

	2013	2012
Pension and medical defined benefit provisions	102	299

The comparative year has been restated for the adoption of IAS 19. Refer group note 39 for details.

4 Special items

	2013	2012
Impairment and derecognition of tangible assets (note 9)	3,109	392
Impairment of other investments (note 13)	29	40
(Reversal) impairment of other receivables	(318)	319
(Profit) loss on disposal and derecognition of land, mineral rights and tangible assets	(1)	101
Profit on partial disposal of Rand Refinery Limited	(45)	(39)
Profit on sale of Gansu Longxin Minerals Company Limited	(1)	-
Royalties received (note 1)	(45)	(45)
Indirect tax (reversal) expense	(8)	25
Retrenchment and related costs	240	-
Write-down of stockpiles and heap leach to net realisable value	13	-
	2,973	793

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

	Figures in millions	2013	2012
		SA Rands	
5	**Finance costs and unwinding of obligations**		
	Finance costs		
	Finance lease charges	**26**	26
	Finance costs on corporate notes [(1)]	**79**	13
	Finance costs on bank loans and overdrafts [(1)]	**25**	-
	Other finance costs	**4**	2
		134	41
	Unwinding of obligations		
	Unwinding of decommissioning obligation (note 23)	**69**	54
	Unwinding of restoration obligation (note 23)	**18**	33
	Total unwinding of obligations	**87**	87
	Total finance costs and unwinding of obligations (note 28)	**221**	128

[(1)] *Finance costs have been determined using the effective interest rate method.*

		2013	2012
6	**Employee benefits**		
	Employee benefits including Executive Directors' and Prescribed Officers' salaries and other benefits	**5,954**	5,822
	Health care and medical scheme costs		
	- current medical expenses	**435**	454
	- defined benefit post-retirement medical expenses	**122**	299
	Pension and provident plan costs		
	- defined contribution	**374**	352
	- defined benefit pension plan	**71**	71
	Retrenchment costs	**382**	49
	Share-based payment expense [(1)]	**182**	370
	Included in cost of sales, other operating expenses, special items and corporate administration, marketing and other expenses	**7,520**	7,417
	Actuarial defined benefit plan expense analysis		
	Defined benefit post-retirement medical		
	- current service cost	**7**	8
	- interest cost	**116**	107
	- recognised past service cost	**(1)**	184
		122	299
	Defined benefit pension plan		
	- current service cost	**55**	55
	- interest cost	**216**	212
	- interest income	**(200)**	(196)
		71	71
	Actual return on plan assets		
	- South Africa defined benefit pension plan	**616**	367

Refer to group note 35 for details of directors' and prescribed officers' emoluments.

[(1)] *Details of the equity-settled share-based payment arrangements of the group have been disclosed in group note 11. These arrangements consist of awards by the company to employees of various group companies. The income statement expense of R182m (2012: R370m) for the company is only in respect of awards made to employees of the company.*

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

	Figures in millions	2013	2012
		SA Rands	
7	**Taxation**		
	Current taxation		
	Mining tax	**53**	418
	Non-mining tax [1]	**12**	35
	Prior year overprovision	**(267)**	(32)
	(note 27)	**(202)**	421
	Deferred taxation		
	Temporary differences [2]	**(345)**	474
	Change in estimated deferred tax rate [3]	**(12)**	(73)
	Change in statutory tax rate [4]	**-**	(994)
	(note 25)	**(357)**	(593)
		(559)	(172)
	Tax rate reconciliation		
	A reconciliation of the effective tax rate in the income statement to the prevailing estimated corporate tax rate is set out in the following table:		
		%	%
	Effective tax rate	**4**	(3)
	Disallowable items	**(3)**	(1)
	Impairment of investments in subsidiaries	**28**	(44)
	Dividends received	**(1)**	57
	Change in estimated deferred tax rate [3]	**-**	1
	Change in statutory tax rate [4]	**-**	18
	Estimated corporate tax rate [1]	**28**	28

(1) The South African statutory tax rates are as follows:
- Non-mining statutory tax rate 28% (2012: 28%); and
- Maximum statutory mining tax rate 34% (2012: 34%) - refer mining formula in footnote 4.

(2) Included in temporary differences is a tax credit on the impairment, derecognition and disposal of tangible assets of R863m (2012: R137m).

(3) The mining operations are taxed on a variable rate that increases as profitability increases. The tax rate used to calculate deferred tax is based on the company's current estimate of future profitability when temporary differences will reverse. Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year. The change in the estimated deferred tax rate at which the temporary differences will reverse amounts to a tax credit of R12m (2012: R73m).

(4) Mining tax on mining income is determined according to a formula based on profit and revenue from mining operations.

All mining capital expenditure is deducted to the extent that it does not result in an assessed loss and depreciation is ignored when calculating the mining income. Capital expenditure not deducted from mining income is carried forward as unredeemed capital to be deducted from future mining income. The company operates under two tax paying operations, Vaal River Operation and West Wits Operation. Under ring-fencing legislation, each operation is treated separately and deductions can only be utilised against income generated by the relevant tax operation.

The formula for determining the mining tax rate is:

$Y = 34 - 170/X$ (2012: $Y = 34 - 170/X$)

where Y is the percentage rate of tax payable and X is the ratio of mining profit net of any redeemable capital expenditure to mining revenue expressed as a percentage.

The comparative year has been restated for the adoption of IAS19. Refer group note 39 for details.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

Figures in millions	**2013**	2012
	SA Rands	

8   Dividends

Ordinary shares

No. 112 of 200 SA cents per share was declared on 14 February 2012 and paid on 16 March 2012.	**-**	765
No. 113 of 100 SA cents per share was declared on 8 May 2012 and paid on 8 June 2012.	**-**	383
No. 114 of 100 SA cents per share was declared on 3 August 2012 and paid on 14 September 2012.	**-**	383
No. 115 of 50 SA cents per share was declared on 6 November 2012 and paid on 14 December 2012.	**-**	192
No. 116 of 50 SA cents per share was declared on 18 February 2013 and paid on 28 March 2013.	**192**	-
No. 117 of 50 SA cents per share was declared on 10 May 2013 and paid on 14 June 2013.	**193**	-

E ordinary shares

No. E12 of 100 SA cents per share was declared on 14 February 2012 and paid on 16 March 2012.	**-**	2
No. E13 of 50 SA cents per share was declared on 8 May 2012 and paid on 8 June 2012.	**-**	1
No. E14 of 50 SA cents per share was declared on 3 August 2012 and paid on 14 September 2012.	**-**	1
No. E15 of 25 SA cents per share was declared on 6 November 2012 and paid on 14 December 2012.	**-**	-
No. E16 of 25 SA cents per share was declared on 18 February 2013 and paid on 28 March 2013.	**-**	-
No. E17 of 25 SA cents per share was declared on 10 May 2013 and paid on 14 June 2013.	**-**	-
	385	1,727

Preference shares

Dividend number 29

A preference dividends of 11,138 SA cents per share was declared and paid on 30 June 2012.	**-**	223
B preference dividends of 1,250 SA cents per share was declared and paid on 30 June 2012.	**-**	10

Dividend number 30

A preference dividends of 6,759 SA cents per share was declared and paid on 31 December 2012.	**-**	135

Dividend number 31

A preference dividends of 6,293 SA cents per share was declared and paid on 30 June 2013.	**126**	-
B preference dividends of 1,250 SA cents per share was declared and paid on 30 June 2013.	**10**	-

Dividend number 32

A preference dividends of 22,016 SA cents per share was declared and paid on 31 December 2013.	**440**	-
	576	368

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

9   Tangible assets

Figures in million	Mine development costs	Mine infra-structure	Mineral rights and dumps	Assets under construction	Land and buildings	Total
SA Rands						
Cost						
Balance at 1 January 2012	26,634	4,675	545	1,688	279	33,821
Additions						
- project capital	491	259	-	651	-	1,401
- stay-in-business capital	2,502	558	-	-	10	3,070
Transfers and other movements [1]	(178)	(9)	-	-	-	(187)
Balance at 31 December 2012	29,449	5,483	545	2,339	289	38,105
Accumulated amortisation and impairments						
Balance at 1 January 2012	15,236	2,388	297	329	78	18,328
Amortisation for the year (notes 2 and 28)	2,230	175	20	-	17	2,442
Impairment and derecognition of assets (note 4) [2]	333	59	-	-	-	392
Transfers and other movements [1]	(73)	(33)	-	-	-	(106)
Balance at 31 December 2012	17,726	2,589	317	329	95	21,056
Net book value at 31 December 2012	11,723	2,894	228	2,010	194	17,049
Cost						
Balance at 1 January 2013	**29,449**	**5,483**	**545**	**2,339**	**289**	**38,105**
Additions						
- project capital	**274**	**263**	**-**	**578**	**-**	**1,115**
- stay-in-business capital	**2,205**	**382**	**-**	**116**	**5**	**2,708**
Disposals	**-**	**(24)**	**-**	**-**	**-**	**(24)**
Transfers and other movements [1]	**(5,401)**	**(435)**	**(35)**	**(10)**	**2**	**(5,879)**
Balance at 31 December 2013	**26,527**	**5,669**	**510**	**3,023**	**296**	**36,025**
Accumulated amortisation and impairments						
Balance at 1 January 2013	**17,726**	**2,589**	**317**	**329**	**95**	**21,056**
Amortisation for the year (notes 2 and 28)	**1,967**	**265**	**22**	**-**	**18**	**2,272**
Impairment and derecognition of assets (note 4) [2]	**2,940**	**130**	**-**	**39**	**-**	**3,109**
Disposals	**-**	**(24)**	**-**	**-**	**-**	**(24)**
Transfers and other movements [1]	**(5,341)**	**(195)**	**(76)**	**-**	**-**	**(5,612)**
Balance at 31 December 2013	**17,292**	**2,765**	**263**	**368**	**113**	**20,801**
Net book value at 31 December 2013	**9,235**	**2,904**	**247**	**2,655**	**183**	**15,224**

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	**2013**	2012
	SA Rands	

9   Tangible assets (continued)

Included in the amounts for land and buildings are assets held under finance leases with a net book value of R141m (2012: R160m).

The majority of the leased assets are pledged as security for the related finance leases.

No assets are encumbered by project finance.

(1)   Transfers and other movements include amounts from change in estimates of decommissioning assets, asset reclassifications and amounts written off.

(2)   Impairment and derecognition of assets include the following:

Impairment of cash generating units

Moab Khotsong   **2,918**   -
The Moab cash generating unit impairment is the result of changes to the mine plan following a revision to capital expenditure and from factors such as declining gold price, an increasing discount rate and reduction in market capitalisation. As a result, Moab's recoverable amount did not support its carrying value in 2013 and an impairment loss was recognised for mine development of R2,896m and for mine infrastructure of R22m. The recoverable amount was determined using a real pre-tax discount rate of 11.2% and was based on the impairment assumptions detailed in group note 15.

Great Noligwa   **-**   271
In 2012, the Great Noligwa cash generating unit impairment resulted from a revised mine plan. Factors such as reduction in Ore Reserve resulting from resource model changes, abandonment of certain areas, grade factors and an increase in the cost of extraction affected the mine plan. As a result, Great Noligwa's recoverable amount did not support its carrying value and an impairment loss was recognised for mine development of R217m and mine infrastructure of R54m. The recoverable amount was determined using a real pre-tax discount of 13% and was based on the impairment assumptions detailed in group note 15.

Derecognition of assets

Surface Operations - mine infrastructure and assets under construction   **145**   -
In 2013, due to changes in the mine plane the SX Replacement Project (South Uranium Plant) has been abandoned and will not generate future cash flows resulting in the derecognition of mine infrastructure of R106m and assets under construction of R39m.

Kopanang - mine development costs   **-**   116
In 2012, due to changes in the mine plan, certain areas have been abandoned and will not generate future cash flows.

Other
Derecognition of other mine development of R44m and mine infrastructure of R2m.   **46**   5
                                                                                                                            3,109   392

The impairment calculation methodology is included in group note 15.

10   Intangible assets

Software and licences

	2013	2012
Cost		
Balance at beginning of year	**444**	75
Additions	**256**	369
Transfers and other movements	**9**	-
Balance at end of year	**709**	444
Accumulated amortisation		
Balance at beginning of year	**-**	-
Amortisation for the year (notes 2 and 28)	**165**	-
Balance at end of year	**165**	-
Net book value at end of year	**544**	444

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2013	2012
	SA Rands	

11   Investments in associates and joint venture

	2013	2012
Carrying value of investments in associates and joint venture		
Investments in associates	**136**	148
Investment in joint venture	**11**	18
	147	166

Investments in associates comprise:

Name	Effective %		Description	Carrying value (SA Rands million)	
	2013	2012		**2013**	2012
Unlisted associates					
Rand Refinery Limited [1]	**42.43**	48.03	Smelting and refining of gold	**93**	105
Oro Group (Pty) Limited [2]	**36.00**	36.00	Manufacture and wholesale of jewellery	**43**	43
Margaret Water Company	**33.33**	33.33	Pumping of underground water in the Vaal River region	**-**	-
				136	148

[1]   *Equity accounting is based on results to 30 November 2013.*

[2]   *Equity accounting is based on results to 30 September 2013.*

Figures in millions	2013	2012
	SA Rands	
Impairment of investment in associate		
Margaret Water Company	**-**	(4)
(note 28)	**-**	(4)

The impairment indicators considered the current financial position and operating results. Impairments of nil (2012: R4m) were recognised in the income statement.

Investments in joint venture comprise:

Name	Effective %		Description	Carrying value (SA Rands million)	
	2013	2012		**2013**	2012
AuruMar (Pty) Limited	**50**	50	Global exploration of marine deposits containing gold as the primary mineral	**11**	18

Figures in millions	2013	2012
	SA Rands	
Impairment of investment in joint venture		
AuruMar (Pty) Limited	**(7)**	-
(note 28)	**(7)**	-

Figures in millions	2013	2012
	SA Rands	
Loss on disposal of loan to joint venture		
AuruMar (Pty) Limited (note 28)	**-**	(17)

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

	Figures in millions	2013	2012
		SA Rands	
12	**Investments in subsidiaries**		
	Shares at cost:		
	Advanced Mining Software Limited	**2**	2
	AGRe Insurance Company Limited	**149**	14
	AngloGold Ashanti Holdings plc [1]	**36,587**	46,256
	AngloGold Ashanti USA Incorporated	**2,857**	2,826
	AngloGold Namibia (Pty) Limited [2]	**-**	51
	Eastvaal Gold Holdings Limited	**917**	917
	First Uranium (Pty) Limited	**1,071**	1,071
	Nuclear Fuels Corporation of SA (Pty) Limited	**7**	7
		41,590	51,144

(1) *AngloGold Ashanti Holdings plc was impaired by R15,056m during the year as a consequence of impairments in subsidiaries, refer group note 15 (note 28).*

During 2012, a number of the dormant subsidiaries of the group unbundled their underlying assets as part of a rationalisation process to consolidate cross shareholdings, simplify the corporate structure and eliminate unnecessary costs relating to these entities.

As a result of the rationalisation, the company received dividends in specie of R10,843m (note 1). The accounting standards do not allow the offset of the dividends in specie against the carrying values of the investments in subsidiaries and accordingly the carrying values were subject to impairment testing. Impairments following the restructuring of R8,797m (note 28) were recorded.

(2) *Subsidiary has been transferred to non-current assets held for sale (note 20).*

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	**2013**	2012
	SA Rands	

13   Other investments

Listed investments

Available-for-sale

	2013	2012
Balance at beginning of year	**39**	91
Fair value adjustments	**-**	(12)
Impairments (note 4) [(1)]	**(29)**	(40)
Balance at end of year	**10**	39
Market value of listed investments	**10**	39

The company's listed available-for-sale equity investments are susceptible to market price risk arising from uncertainties about the future value of the investments.

Based on the share price of Village Main Reef Limited over the past year and carrying value at 31 December 2013 of R6m, if Village Main Reef Limited achieved the high that it achieved during 2013 of R1.30 per share, OCI would increase by R13m. If it achieved the low of R0.32 per share, OCI would decrease by R1m. If the decrease was significant or prolonged, an impairment would be recorded.

Based on the share price of AlGold Resources Ltd over the past year and carrying value at 31 December 2013 of R4m, if AlGold Resources Ltd achieved the high that it achieved during 2013 of CAD 0.50 per share, other comprehensive income (OCI) would increase by R13m. If it achieved the low of CAD 0.10 per share, OCI would decrease by R1m. If the decrease was significant or prolonged, an impairment would be recorded.

Unlisted investments

Available-for-sale

	2013	2012
Balance at beginning of year		
Balance at end of year [(2)]	**1**	1
	1	1

The available-for-sale investments consist primarily of the Chamber of Mines Building Company Limited.

Held-to-maturity

	2013	2012
Balance at beginning of year	**14**	14
Balance at end of year	**14**	14
Book value of unlisted investments	**15**	15

The held-to-maturity investment consists of the Gold of Africa Museum.

	2013	2012
Total other investments (note 31)	**25**	54

[(1)] *In 2013, there was an impairment of AlGold Resources Ltd shares of R15m and Village Main Reef Limited shares of R14m due to a significant decline in market value. In 2012, there was an impairment of First Uranium Corporation of R40m due to a significant decline in market value.*

[(2)] *There is no active market for the unlisted equity investments and fair value cannot be reliably measured. The unlisted equity investments are carried at cost. The company does not intend to sell the investments in the foreseeable future.*

14   Inventories

	2013	2012
Work in progress		
- metals in process	**341**	627
Finished goods		
- gold doré/bullion	**3**	2
- by-products	**77**	88
Total metal inventories	**421**	717
Mine operating supplies	**305**	252
Total inventories [(1)]	**726**	969

[(1)] *The amount of the write-down of metals in process, by-products and mine operating supplies to net realisable value, and recognised as an expense is R13m (2012: R2m).*

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	**2013**	2012
	SA Rands	

15 Investment in Environmental Rehabilitation Trust Fund

	2013	2012
Balance at beginning of year	**294**	294
Balance at end of year	**294**	294

The fund is managed by Rand Merchant Bank and invested mainly in equities, government bonds and other fixed-term deposits.

16 Intra-group balances

	2013	2012
Advanced Mining Software Limited	**(9)**	(9)
AGRe Insurance Company Limited	**(8)**	1
AngloGold Ashanti Australia Limited	**52**	80
AngloGold Ashanti Colombia S.A.	**24**	23
AngloGold Ashanti Córrego do Sitío Mineração S.A.	**23**	59
AngloGold Ashanti (Ghana) Limited	**57**	58
AngloGold Ashanti Health (Pty) Limited	**(4)**	2
AngloGold Ashanti Holdings plc	**(838)**	(640)
AngloGold Ashanti (Iduapriem) Limited	**10**	23
AngloGold Ashanti North America Inc	**19**	24
AngloGold Ashanti Senegal Investments Limited	**9**	13
AngloGold Namibia (Pty) Limited [1]	**-**	(104)
AngloGold South America Limited	**(306)**	(248)
Ashanti Goldfields Kilo Scarl	**3**	11
Bokamoso ESOP Trust	**1**	-
Cerro Vanguardia S.A.	**59**	28
Chemwes (Pty) Limited	**1,830**	1,674
Eastvaal Gold Holdings Limited [2]	**(771)**	(740)
Geita Gold Mining Limited	**43**	58
Mineração Serra Grande S.A.	**13**	20
Mine Waste Solutions (Pty) Limited	**64**	67
Nuclear Fuels Corporation of SA (Pty) Limited	**29**	466
Société Ashanti Goldfields de Guinée S.A.	**23**	29
	323	895
Included in the statement of financial position as follows:		
Current assets (note 31)	**2,675**	2,690
Current liabilities (note 31)	**(2,352)**	(1,795)
	323	895

Intra-group balances are interest free and are payable on demand.

[1] Interest charged at JIBAR based on the period of the loan.

[2] Interest free on the first R505m and bears interest at a rate of prime less 5% on amounts above R505m.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions		**2013**	2012
		SA Rands	
17	**Trade and other receivables**		
	Non-current		
	Other receivables and deferred loan fees	**3**	184
	Current		
	Trade receivables	**148**	104
	Prepayments and accrued income	**70**	36
	Recoverable tax, rebates, levies and duties	**82**	139
	Amounts due from related parties	**-**	18
	Interest receivable	**1**	3
	Other receivables	**35**	20
		336	320
	Total trade and other receivables	**339**	504

Current trade receivables are non-interest bearing and are generally on terms less than 90 days.

During the year, other receivables were impaired by nil (2012: R319m). This expense is included in special items which is disclosed in note 4.

18	**Cash and cash equivalent**		
	Cash and deposits on call	**405**	731
	Money market instruments	**-**	100
	(note 31)	**405**	831

19	**Other non-current assets**		
	AngloGold Ashanti Limited Pension Fund (note 24)	425	-

20	**Non-current assets held for sale**		
	Investment in Navachab gold mine	**74**	-

Effective 30 April 2013, AngloGold Ashanti announced its plan to sell the Navachab mine in Namibia. The Navachab gold mine is situated close to Karibib, about 170 kilometres northwest of the Namibian capital, Windhoek. It is included in the Continental Africa reporting segment. The open-pit mine, which began operations in 1989, has a processing plant that handles 120,000 metric tons a month. The mine produced 63,000 ounces of gold in 2013 (2012: 74,000 ounces).

On 10 February 2014, AngloGold Ashanti announced that it signed a binding agreement to sell Navachab to a wholly-owned subsidiary of QKR Corporation Ltd (QKR). The agreement provides for an upfront consideration based on an enterprise value of $110 m which will be adjusted to take into account Navachab's net debt and working capital position on the closing date of the transaction. The upfront consideration is payable in cash on the closing date. In addition, AngloGold Ashanti will receive deferred consideration in the form of a net smelter return (NSR). The NSR is to be paid quarterly for a period of seven years following the second anniversary of the closing date and will be determined at 2% of ounces sold by Navachab during a relevant quarter subject to a minimum average gold price of US$1,350 per ounce being achieved and capped at a maximum of 18,750 ounces sold per quarter. The transaction is subject to fulfilment of a number of conditions precedent, including Namibian and South African regulatory and third party approvals, which are expected to be obtained over the next several months. Navachab is not a discontinued operation and is not viewed as part of the core assets of the company.

Gansu Longxin Minerals Company Limited

			13

Effective 30 April 2011, Gansu Longxin Minerals Company Limited (Jinchanggou CJV) was classified as held for sale. AngloGold Ashanti Limited entered into a memorandum of understanding with Tianshui Zhonghe Fuxing Kegongmao Company Limited relating to the disposal of the investment. Following the classification as held for sale, an impairment loss of R2m was recognised during 2011 to reduce the carrying amount of the disposal group to fair value less costs to sell. On 21 January 2013, proceeds of R15m were received.

		74	13

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions		**2013**	2012
		SA Rands	
21 **Share capital and premium**			
Share capital			
Authorised			
600,000,000 ordinary shares of 25 SA cents each		**150**	150
4,280,000 E ordinary shares of 25 SA cents each		**1**	1
2,000,000 A redeemable preference shares of 50 SA cents each		**1**	1
5,000,000 B redeemable preference shares of 1 SA cent each		**-**	-
		152	152
Issued and fully paid			
402,628,406 (2012: 383,320,962) ordinary shares of 25 SA cents each		**102**	96
712,006 (2012: 1,617,752) E ordinary shares of 25 SA cents each		**-**	1
2,000,000 (2012: 2,000,000) A redeemable preference shares of 50 SA cents each		**1**	1
778,896 (2012: 778,896) B redeemable preference shares of 1 SA cent each		**-**	-
		103	98
Share premium			
Balance at beginning of year		**46,911**	46,592
Ordinary shares issued [1]		**2,516**	379
E ordinary shares issued and cancelled		**(54)**	(60)
Balance at end of year		**49,373**	46,911
Share capital and premium		**49,476**	47,009

[1] *Includes share awards exercised and delivery of 18,140,000 shares to settle the outstanding 6% Mandatory Convertible Subordinated Bonds.*

The rights and restrictions applicable to the A and B redeemable preference shares:

A redeemable preference shares are entitled to:
- an annual dividend, after payment in full of the annual dividend on the B preference shares, equivalent to the balance of after tax profits from mining the Moab Mining Right Area; and
- on redemption, the nominal value of the shares and a premium per share equal to the balance of the net proceeds from disposal of assets relating to the Moab Mining Right Area, after redemption in full of the B preference shares and payment of the nominal value of the A preference shares.

B redeemable preference shares are entitled to:
- an annual dividend limited to a maximum of 5% of their issue price from the period that profits are generated from the Moab Mining Right Area; and
- on redemption, the nominal value of the shares and a premium of up to R249.99 per share provided by the net proceeds from disposal of the assets relating to the Moab Mining Right Area.

The Moab Mining Right Area consists of the Moab Khotsong mine operations.

The B preference shares will only be redeemable from any net proceeds remaining after the disposal of the Moab Mining Right Area following permanent cessation of mining activities. The maximum redemption price will be R250 per share.

In the event of any surplus remaining after the redemption in full of the B preference shares, the A preference shares will be redeemable at such value as would cover the outstanding surplus.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2013	2012
	SA Rands	
22 **Borrowings**		
Non-current		
Unsecured		
R750m bonds - issued December 2013	751	-
Quarterly coupons are paid at 3 month JIBAR plus 1.75% on R750m bonds and they are repayable on 9 December 2016. The bonds are SA rand-based.		
Secured		
Finance lease		
Turbine Square Two (Pty) Limited	259	265
The leases are capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in March 2022 and are SA rand-based. The buildings financed are used as security for these loans.		
Total non-current borrowings including current portion	1,010	265
Current portion of non-current borrowings included in current liabilities	(13)	(6)
Total non-current borrowings	997	259
Current		
Current portion of non-current borrowings included above	13	6
Unsecured		
Senior floating rate notes – DMTNP	568	709
Senior fixed rate notes – DMTNP	648	303
FirstRand Bank Limited demand facility	1	501
Total current borrowings	1,230	1,519
Total borrowings (note 31)	2,227	1,778
Amounts falling due		
Within one year	1,230	1,519
Between two and five years	836	66
After five years	161	193
(note 31)	2,227	1,778
Undrawn facilities		
Undrawn borrowing facilities as at 31 December are as follows:		
FirstRand Bank Limited - SA rand	500	250
Syndicated revolving credit facility (R1.5bn) - SA rand	1,500	-
	2,000	250
23 **Environmental rehabilitation provisions**		
Provision for decommissioning		
Balance at beginning of year	770	644
Change in estimates [1]	(249)	70
Transfer of decommissioning obligation to a third party [2]	(42)	-
Utilised during the year	(2)	-
Unwinding of decommissioning obligation (note 5) [3]	69	56
Balance at end of year	546	770
Provision for restoration		
Balance at beginning of year	335	593
Change in estimates [1]	(130)	(299)
Transfer of restoration obligation to a third party [2]	(142)	-
Unwinding of restoration obligation (note 5) [3]	18	46
Utilised during the year	-	(5)
Balance at end of year	81	335
Total environmental rehabilitation provisions	627	1,105

[1] The change in estimates in attributable to changes in discount rates due to changes in global economic assumptions and changes in mine plans resulting in a change in cash flows.

[2] Transferred during 2013 to DRDGOLD Limited.

[3] Included in unwinding of decommissioning obligation is nil (2012: R2m) and unwinding of restoration obligation is nil (2012: R13m), which is recoverable from a third party. The asset is included in trade and other receivables.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2013	2012
	SA Rands	

24 Provision for pension and post-retirement benefits

The company has made provision for pension, provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:

	2013	2012
AngloGold Ashanti Limited Pension Fund	(425)	213
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees	1,436	1,544
Transferred to other non-current assets (note 19)		
- AngloGold Ashanti Limited Pension Fund	425	-
	1,436	1,757

AngloGold Ashanti Limited Pension Fund

The plan is evaluated by independent actuaries on an annual basis as at 31 December of each year. The valuation as at 31 December 2013 was completed at the beginning of 2014 using the projected unit credit method. In arriving at their conclusions, the actuaries took into account reasonable long-term estimates of inflation, increases in wages, salaries and pensions, as well as returns on investments.

A formal statutory valuation is required by legislation every three years. The statutory valuation effective 31 December 2011 was completed in May 2012. The next statutory valuation of the Fund will have an effective date of no later than 31 December 2014 and is expected to be submitted to the Registrar of Pension Funds during 2015.

All South African pension funds are governed by the Pension Funds Act of 1956 as amended.

Information with respect to the AngloGold Ashanti Limited Pension Fund is as follows:

	2013	2012
Benefit obligation		
Balance at beginning of year	2,778	2,470
Current service cost	55	55
Interest cost	216	212
Participants' contributions	11	12
Actuarial (gain) loss	(226)	180
Benefits paid	(366)	(151)
Balance at end of year	2,468	2,778
Plan assets		
Balance at beginning of year	2,565	2,282
Interest income	200	196
Return on plan assets net of interest income	55	55
Actuarial gain	361	116
Company contributions	67	55
Participants' contributions	11	12
Benefits paid	(366)	(151)
Fair value of plan assets at end of year	2,893	2,565
Funded (unfunded) status at end of year	425	(213)
Net amount recognised	425	(213)
Components of net periodic benefit cost		
Current service cost	55	55
Interest cost	216	212
Interest income	(200)	(196)
Net periodic benefit cost	71	71

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2013	2012
	SA Rands	

24 Provision for pension and post-retirement benefits (continued)

AngloGold Ashanti Limited Pension Fund (continued)

Information with respect to the AngloGold Ashanti Limited Pension Fund is as follows (continued):

Assumptions

Assumptions used to determine benefit obligations at the end of the year are as follows:

	2013	2012
Discount rate	**9.00%**	8.25%
Rate of compensation increase [1]	**8.25%**	8.00%
Expected long-term return on plan assets [2]	**10.46%**	10.53%
Pension increase	**5.63%**	5.40%

Plan assets

AngloGold Ashanti Limited's pension plan asset allocations at the end of the year, by asset category, are as follows:

	2013	2012
Equity securities	**62%**	56%
Debt securities	**34%**	38%
Other	**4%**	6%
	100%	100%

[1] The short-term compensation rate increase is 6.4% (2012: 5.5%) and the long-term compensation rate increase is 8.25% (2012: 8.0%).

[2] The expected long-term return on plan assets is determined using the after tax yields of the various asset classes as a guide.

Investment policy

The Trustees have adopted a long-term horizon in formulating the Fund's investment strategy, which is consistent with the term of the Fund's liabilities. The investment strategy aims to provide a reasonable return relative to inflation across a range of market conditions.

The Trustees have adopted different strategic asset allocations for the assets backing pensioner and active member liabilities. The strategic asset allocation defines what proportion of the Fund's assets should be invested in each major asset class. The Trustees have then selected specialist investment managers to manage the assets in each asset class according to specific performance mandates instituted by the Trustees.

The Trustees have also put in place a detailed Statement of Investment Principles that sets out the Fund's overall investment philosophy and strategy.

Fund returns are calculated on a monthly basis, and the performance of the managers and Fund as a whole is formally reviewed by the Fund's Investment Sub-Committee at least every six months.

	Number of shares	Percentage of total assets	Fair value	Number of shares	Percentage of total assets	Fair value
SA Rands million	2013			2012		
Related parties Investments held in related parties are summarised as follows:						
Equity securities AngloGold Ashanti Limited	**360,776**	**1.5%**	**44**	184,432	1.9%	48
Other investments exceeding 5% of total plan assets **Bonds**						
IFM Corporate Bond Unit Trust	**291,175,811**	**10.2%**	**294**	271,680,384	11.4%	292
Allan Gray Orbis Global Equity Fund	**224,509**	**14.5%**	**421**	224,509	9.5%	243
Contrarius Global Equity Fund	**1,151,413**	**15.2%**	**440**	1,151,413	9.2%	236
			1,155			771

Cash flows
Contributions

The company expects to contribute R33m to its pension plan in 2014.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	**2013**	2012
	SA Rands	

24 Provision for pension and post-retirement benefits (continued)

AngloGold Ashanti Limited Pension Fund (continued)

Estimated future benefit payments
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

2014	**197**	
2015	**202**	
2016	**207**	
2017	**214**	
2018	**220**	
Thereafter	**1,428**	

Post-retirement medical scheme for AngloGold Ashanti Limited South African employees

The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.

The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2013.

Information with respect to the defined benefit liability is as follows:

Benefit obligation

Balance at beginning of year	**1,544**	1,263
Current service cost	**7**	8
Recognition of past service cost	**(1)**	184
Interest cost	**116**	107
Benefits paid	**(119)**	(124)
Actuarial (gain) loss	**(111)**	106
Balance at end of year	**1,436**	1,544
Unfunded status at end of year	**(1,436)**	(1,544)
Net amount recognised	**(1,436)**	(1,544)

Components of net periodic benefit cost

Current service cost	**7**	8
Interest cost	**116**	107
Recognition of past service cost	**(1)**	184
Net periodic benefit cost	**122**	299

Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:

Discount rate	**8.76%**	7.75%
Expected increase in health care costs	**7.25%**	7.00%

Assumed health care cost trend rates at 31 December:

Health care cost trend assumed for next year	**7.25%**	7.00%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	**7.25%**	7.00%

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:

	1% point increase
Effect on total service and interest cost	**11**
Effect on post-retirement benefit obligation	**130**

	1% point decrease
Effect on total service and interest cost	**(10)**
Effect on post-retirement benefit obligation	**(114)**

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

		Figures in millions	2013	2012
			SA Rands	
24		**Provision for pension and post-retirement benefits (continued)**		
		Post-retirement medical scheme for AngloGold Ashanti Limited South African employees (continued)		
		Cash flows		
		Contributions		
		The company expects to contribute R109m to the post-retirement medical plan in 2014.		
		Estimated future benefit payments		
		The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:		
		2014	109	
		2015	113	
		2016	117	
		2017	121	
		2018	125	
		Thereafter	851	

Defined contribution funds

Contributions to the various retirement schemes are fully expensed during the year in which they are made.

AngloGold Ashanti Limited's operations in South Africa (Great Noligwa, Kopanang, Moab Khotsong, Mponeng, TauTona and Corporate) contribute to various industry-based pension and provident retirement plans which cover substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the group's assets. The cost of providing these benefits amounted to R374m (2012: R352m).

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2013	2012
	SA Rands	

25 Deferred taxation

Deferred taxation

Deferred taxation relating to temporary differences is made up as follows:

	2013	2012
Liabilities		
Tangible assets	4,415	4,880
Other	22	13
	4,437	4,893
Assets		
Provisions	711	1,010
Tax losses	-	6
Other	2	19
	713	1,035
Net deferred taxation liability	3,724	3,858
The movement on the deferred tax balance is as follows:		
Balance at beginning of year	3,858	4,388
Taxation on items included in income statement (note 7)	(357)	(593)
Taxation on items included in other comprehensive income	206	41
Taxation on cost of ESOP Share Trust establishment	17	22
Balance at end of year	3,724	3,858

Comparative years have been restated for the adoption of IAS 19. Refer to change in accounting policies (group note 39) for details.

26 Trade and other payables

	2013	2012
Trade payables	868	1,005
Accruals and other	5,391	4,825
(note 31)	6,259	5,830

Trade and other payables are non-interest bearing and are normally settled within 60 days.

27 Taxation

	2013	2012
Balance at beginning of year	208	450
Refunds during the year	129	-
Payments during the year	(123)	(663)
Taxation of items included in income statement (note 7)	(202)	421
Balance at end of year	12	208

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2013	2012
	SA Rands	

28   Cash generated from operations

	2013	2012
(Loss) profit before taxation	**(14,554)**	5,545
Adjusted for:		
Amortisation of tangible assets (notes 2 and 9)	**2,272**	2,442
Finance costs and unwinding of obligations (note 5)	**221**	128
Environmental, rehabilitation and other expenditure	**(226)**	(316)
Special items	**3,140**	837
Amortisation of intangible assets (notes 2 and 10)	**165**	-
Impairment of investments in subsidiaries (note 12)	**15,056**	8,797
Impairment of investment in associate (note 11)	**-**	4
Impairment of investment in joint venture (note 11)	**7**	-
Loss on disposal of loan to joint venture (note 11)	**-**	17
Interest received (note 1)	**(35)**	(113)
Dividends received (note 1)	**(592)**	(11,440)
Foreign currency translation on intergroup loans	**208**	43
Other non-cash movements	**(325)**	(287)
Movements in working capital	**(61)**	(180)
	5,276	5,477
Movements in working capital:		
Decrease (increase) in inventories	**230**	(333)
Increase in trade and other receivables	**(23)**	(138)
(Decrease) increase in trade and other payables	**(268)**	291
	(61)	(180)

216

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2013	2012
	SA Rands	

29   Related parties

Material related party transactions were as follows:

Sales and services rendered to related parties

Joint venture	185	151
Subsidiaries	1,436	733

Purchases and services acquired from related parties

Associates	64	31
Subsidiaries	408	392

Outstanding balances arising from sale of goods and services due by related parties

Joint venture	34	18
Subsidiaries	2,991	2,984

Outstanding balances arising from purchases of goods and services and other loans owed to related parties

Subsidiaries	2,352	1,795

Amounts owed to/due by related parties above are unsecured and non-interest bearing.

Loan advanced to associate

Oro Group (Pty) Limited	13	12

The loan bears a market related interest rate determined by the Oro Group (Pty) Limited's board of directors and is repayable at its discretion.

Loan advanced to joint venture

AuruMar (Pty) Limited	-	17

The loan was interest free and had no fixed terms of repayment. The loan was repaid during 2013.

Loans advanced to the associate and joint venture are included in the carrying value of investments in associates and joint venture (note 11).

Management fees, royalties, interest and net dividends from subsidiaries amounts to R4m (2012: R11,055m). Dividends of nil (2012: R10,843m) were received in specie and R42m (2012: R154m) were received in cash.

The company has refining arrangements with various refineries around the world including Rand Refinery Limited (Rand Refinery) in which it holds a 42.43% (2012: 48.03%) interest. Rand Refinery refines all of the group's South African gold production and some of the group's African (excluding South Africa) gold production. Rand Refinery charges AngloGold Ashanti Limited a refining fee.

The company received a claim from its insurance subsidiary, AGRe Insurance Company Limited of R135m.

No doubtful debts were expensed during 2013 and 2012.

Details of guarantees to related parties are included in note 30.

Shareholders

The top 20 shareholders of the company are detailed on page 231.

Refer to page 226 for the list of principal subsidiaries and operating entities.

Directors and other key management personnel

Details relating to directors' and prescribed officers' emoluments and shareholdings in the company are disclosed in group note 35.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	2013	2012
	SA Rands	

30   Contractual commitments and contingencies

Operating leases

At 31 December 2013, the company was committed to making the following payments in respect of operating leases for amongst others, the hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.

	2013	2012
Expiry:		
- within one year	**79**	58
- between one and two years	**51**	2
- between two and five years	**28**	-
	158	60

Finance leases

The company has finance leases for buildings. The leases for buildings have terms of renewal but no purchase options and escalation clauses. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:

Figures in million	Minimum payments	Present value of payments	Minimum payments	Present value of payments
SA Rands	**2013**		2012	
Within one year	**34**	**10**	31	6
After one year but not more than five years	**173**	**88**	157	66
More than five years	**189**	**161**	237	193
Total minimum lease payments	**396**	**259**	425	265
Amounts representing finance charges	**(137)**	**-**	(160)	-
Present value of minimum lease payments	**259**	**259**	265	265

Figures in millions	2013	2012
	SA Rands	
Capital commitments		
Acquisition of tangible assets		
Contracted for	**453**	1,764
Not contracted for	**5,448**	9,070
Authorised by the directors	**5,901**	10,834
Allocated to:		
Project capital		
- within one year	**712**	1,582
- thereafter	**3,098**	6,524
	3,810	8,106
Stay-in-business capital		
- within one year	**2,091**	2,728
- thereafter	**-**	-
	2,091	2,728

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in millions	**2013**	2012
	SA Rands	

30 Contractual commitments and contingencies (continued)

Purchase obligations

	2013	2012
Contracted for		
- within one year	**113**	422
- thereafter	**5**	10
	118	432

Purchase obligations represent contractual obligations for the purchase of mining contract services, supplies, consumables, inventories, explosives and activated carbon.

To service these capital commitments, purchase obligations and other operational requirements, the company is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the company's covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the company believes that sufficient measures are in place to ensure that these facilities can be refinanced.

Contingencies

Figures in million	Guarantees and contin-gencies [1]	Liabilities included in the statement of financial position	Guarantees and contin-gencies [1]	Liabilities included in the statement of financial position
SA Rands	**2013**		2012	
Contingent liabilities				
Groundwater pollution [2]	**-**	**-**	-	-
Deep groundwater pollution [3]	**-**	**-**	-	-
Occupational Diseases in Mines and Works Act (ODMWA) litigation [4]	**-**	**-**	-	-
Contingent asset				
Royalty - Tau Lekoa Gold Mine [5]	**-**		-	
Guarantees				
Financial guarantees				
Convertible bonds [6]	**-**	**-**	6,191	126
Syndicated revolving credit facility [7]	**10,447**	**537**	8,451	688
A$ Syndicated revolving credit facility [8]	**5,587**	**196**	5,270	296
Rated bonds [9]	**18,282**	**2,323**	14,790	2,546
Mandatory convertible bonds [10]	**-**	**-**	6,669	59
$1.25bn bonds [11]	**13,059**	**1,450**		
Oro Group (Pty) Limited [12]	**100**	**-**	100	-
Hedging guarantees				
AngloGold South America Limited [13]	**-**	**-**	-	-
AngloGold USA Trading Company [13]	**-**	**-**	-	-
Cerro Vanguardia S.A. [13]	**-**	**-**	-	-
Performance guarantee				
Mine Waste Solutions [14]	**-**	**-**	-	-
	47,475	**4,506**	41,471	3,715

[1] *Guarantees and contingencies of R47,475m (2012: R41,471m) includes liabilities of R4,506m (2012: R3,715m).*

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

30   Contractual commitments and contingencies (continued)

Contingent liabilities

(2) Groundwater pollution - The company has identified groundwater contamination plumes at its Vaal River and West Wits operations, which have occurred primarily as a result of seepage. Numerous scientific, technical and legal studies have been undertaken to assist in determining the extent of the contamination and to find sustainable remediation solutions. The company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination at all South African operations. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(3) Deep groundwater pollution - The company has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in South Africa. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Department of Mineral Resources and affected mining companies are now involved in the development of a "Regional Mine Closure Strategy". In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(4) Occupational Diseases in Mines and Works Act (ODMWA) litigation – On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an "employee" who qualifies for compensation in respect of "compensable diseases" under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.

For example, on or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet Balakazi and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspecified. On 4 September 2012, AngloGold Ashanti delivered its notice of intention to defend this application. AngloGold Ashanti has also delivered a formal request for additional information that it requires to prepare its affidavits in respect to the allegations and the request for certification of a class.

In addition, on or about 8 January 2013, AngloGold Ashanti and its previous subsidiary Free State Consolidated Gold Mines (Operations) Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class. The applicants in the case seek to have the court certify two classes namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from 1 January 1965 to date; and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January 1965. AngloGold Ashanti has filed a notice of intention to oppose the application.

On 21 August 2013, an application was served on AngloGold Ashanti, for the consolidation of the Balakazi Action and the Nkala Action, as well as a request for an amendment to change the scope of the classes the court was requested to certify in the previous applications that were brought. The applicants now request certification of two classes (the "silicosis class" and the "tuberculosis class"). The silicosis class which the applicants now request the court to certify would consist of certain current and former mineworkers who have contracted silicosis, and the dependants of certain deceased mineworkers who have died of silicosis (whether or not accompanied by any other disease). The tuberculosis class would consist of certain current and former mineworkers who have or had contracted pulmonary tuberculosis and the dependants of certain deceased mineworkers who died of pulmonary tuberculosis (but excluding silico-tuberculosis). AngloGold Ashanti will defend the request for certification of these classes in 2014.

In October 2012, 31 individual summonses and particulars of claim were received relating to silicosis and/or other OLD. The total amount in damages being claimed in the 31 summonses is approximately R77m. On 22 October 2012, AngloGold Ashanti filed a notice of intention to oppose these claims. AngloGold Ashanti has also served a notice of exception to the summonses which, if successful, is expected to require the plaintiffs to redraft the particulars of claim to correct certain errors. The exception was heard on 3 October 2013. Judgement has been reserved. In March 2014, AngloGold Ashanti received a further 21 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount in damages being claimed in these summonses is approximately R48m. AngloGold Ashanti filed a notice of intention to oppose these claims on 14 March 2014.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The company is unable to estimate its share of the amounts claimed.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

30 Contractual commitments and contingencies (continued)

Contingent asset

[5] Royalty - As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the company is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty is determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 413,246oz (2012: 304,643oz) produced have been received to date.

Guarantees

[6] The company has guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the convertible bonds amounting to $733m issued during 2009, with a maturity date of 22 May 2014 and a fixed coupon of 3.5% payable semi-annually. On 25 July 2013, AngloGold Ashanti Holdings plc commenced a cash tender offer to purchase any and all of the outstanding convertible bonds due May 2014 of AngloGold Ashanti Holdings Finance plc. The offer expired on 21 August 2013 and AngloGold Ashanti Holdings plc purchased $725.9 million in aggregate principal amount of the bonds, representing 99.1% of the total issuance. On 8 November 2013, AngloGold Ashanti Holdings Finance plc completed the redemption of all of its outstanding 3.5% convertible bonds. The company's obligations regarding the guarantees was direct, unconditional and unsubordinated.

[7] The company, together with AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, has provided guarantees for all payments and other obligations of the borrowers and the other guarantors under the $1bn five-year syndicated revolving credit facility entered into during July 2012 which replaced its existing $1bn four-year syndicated revolving credit facility in April 2014.

[8] The company, together with AngloGold Ashanti Holdings plc has provided guarantees for all payments and other obligations of AngloGold Ashanti Australia Limited under the A$600m four-year syndicated revolving credit facility entered into during December 2011.

[9] The company has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $700m 5.375% rated bonds due 15 April 2020, the issued $300m 6.5% rated bonds due 15 April 2040 and the $750m 5.125% rated bonds issued during 2012 and due 1 August 2022.

[10] The company has fully and unconditionally guaranteed on a sub-ordinated basis all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the $789m 6% mandatory convertible bonds issued during 2010, with a maturity date of 15 September 2013. On 16 September 2013, AngloGold Ashanti Holdings Finance plc paid and discharged the 6% mandatory convertible bonds (which matured on 15 September 2013) by delivering 18,140,000 American Depository Shares, or ADSs, which represent an equivalent number of shares of the company's common stock, and the cash equivalent of 177,859 shares of the company as determined in the manner set out in the indenture governing the mandatory convertible bonds.

[11] The company has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $1.25 billion 8.5% bonds due 30 July 2020.

[12] The company has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of R100m (2012: R100m). The suretyship agreements have a termination notice period of 90 days.

[13] The company has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its subsidiaries AngloGold USA Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements. As at 31 December 2013 and 2012, the group had no open gold hedge contracts.

[14] As part of the acquisition by the company of First Uranium (Pty) Limited, the owner of Mine Waste Solutions, the company agreed to guarantee the observance and performance of existing delivery obligations of a wholly owned subsidiary of Mine Waste Solutions to sell to an existing customer at a pre-agreed price, 25% of the gold produced at a gold recovery plant located in northwest South Africa, subject to a cap of 312,500oz over the life of the contract. As at 31 December 2013, 266,627oz remain to be delivered against the guarantee over the life of the contract.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

31 Financial risk management activities

In the normal course of its operations, the company is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price and credit risks. In order to manage these risks, the company may enter into transactions which make use of both on- and off-balance sheet derivatives. The company does not acquire, hold or issue derivatives for speculative purposes. The company has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.

Managing risk in the company

Risk management activities within the company are the ultimate responsibility of the board of directors. The Chief Executive Officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Risk and Information Integrity Committee is responsible for overseeing risk management plans and systems, and the Audit and Corporate Governance Committee oversees financial risks which include a review of treasury activities and the company's counterparties.

The financial risk management objectives of the company are defined as follows:

- safeguarding the company's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
- effective and efficient usage of credit facilities in both the short- and long-term through the adoption of reliable liquidity management planning and procedures;
- ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
- ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the company and that they comply where necessary with all relevant regulatory and statutory requirements.

Gold price and foreign exchange risk

Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The gold market is predominately priced in US dollars which exposes the company to the risk that fluctuations in the SA rand/US dollar exchange rate may also have an adverse effect on current or future earnings. The company is also exposed to certain by-product commodity price risk.

Net open hedge position as at 31 December 2013

The company had no outstanding commitments against future production.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

31   Financial risk management activities (continued)

Interest rate and liquidity risk

Refer to note 37 in the group financial statements. At each of the financial years ended 31 December 2013 and 2012, the company was in a net current liability position. The company will fund current liabilities from operating cash flows and borrowings.

The following are the contractual maturities of financial liabilities, including interest payments:

Financial liabilities

	Within one year		Between one and two years		Between two and five years		After five years		
		Effective rate		Effective rate		Effective rate		Effective rate	Total
2013	million	%	million	%	million	%	million	%	million
Financial guarantees [1]	**100**		**5,587**		**10,447**		**31,341**		**47,475**
Borrowings	**1,329**	**7.1**	**90**	**7.7**	**933**	**8.3**	**189**	**9.8**	**2,541**
Trade and other payables	**6,259**		**-**		**-**		**-**		**6,259**
Intra-group balances (note 16)	**2,352**	**-** [2]	**-**		**-**		**-**		**2,352**
2012									
Financial guarantees [1]	6,769		6,191		13,721		14,790		41,471
Borrowings	1,597	6.3	34	9.8	127	9.8	237	9.8	1,995
Trade and other payables	5,830		-		-		-		5,830
Intra-group balances (note 16)	1,795	0.8	-		-		-		1,795

[1]   For liabilities included in the statement of financial position, refer note 30.
[2]   Effective rate less than 0.1%.

Credit risk

Refer to note 37 in the group financial statements.

The combined maximum credit risk exposure of the company is as follows:

Figures in million	**2013**	2012
	SA Rands	
Other investments	**14**	14
Trade and other receivables	**183**	329
Intra-group balances (note 16)	**2,675**	2,690
Cash restricted for use	**10**	10
Cash and cash equivalents (note 18)	**405**	831
Total financial assets	**3,287**	3,874
Financial guarantees (note 30)	**47,475**	41,471
Total	**50,762**	45,345

The non-performance risk is insiginificant.

The company has trade and other receivables that are past due totalling R28m (2012: R28m), an impairment reversal totalling R318m (2012: impairment of R319m) and other investments that are impaired totalling R29m (2012: R40m). Trade and other receivables arise mainly due to intergroup transactions. The principal receivables continue to be in a sound financial position. No other financial assets are past due but not impaired.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

31 Financial risk management activities (continued)

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair value of the company's financial instruments as at 31 December are as follows:

Type of instrument

Figures in million	Carrying amount	Fair value	Carrying amount	Fair value
SA Rands	**2013**		2012	
Financial assets				
Other investments (note 13)	**25**	**24**	54	53
Trade and other receivables	**183**	**183**	329	329
Intra-group balances (note 16)	**2,675**	**2,675**	2,690	2,690
Cash restricted for use	**10**	**10**	10	10
Cash and cash equivalents (note 18)	**405**	**405**	831	831
Financial liabilities				
Borrowings (note 22)	**2,227**	**2,227**	1,778	1,778
Trade and other payables (note 26)	**6,259**	**6,259**	5,830	5,830
Intra-group balances (note 16)	**2,352**	**2,352**	1,795	1,795

The amounts in the table above do not necessarily agree with the totals in the notes as only financial assets and financial liabilities are shown. The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents, trade and other payables and intra-group balances
The carrying amounts approximate fair value because of the short-term duration of these instruments.

Trade and other receivables
The carrying amounts approximate fair value because of the short-term duration of these instruments.

Investments and other non-current assets
Listed equity investments classified as available-for-sale are carried at fair value while fixed income investments and other non-current assets are carried at amortised cost. The fair value of fixed income investments and other non-current assets has been calculated using market interest rates. The unlisted equity investment is carried at cost. There is no active market for the unlisted equity investment and fair value cannot be reliably measured.

Borrowings
The interest rate on the borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value. The R750m bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. This is included in level 1 of the fair value hierarchy.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December

31 Financial risk management activities (continued)

Fair value of financial instruments (continued)
The company uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets out the company's financial assets and liabilities measured at fair value by level within the fair value hierarchy as at 31 December.

Type of instrument

Figures in million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
SA Rands		**2013**				2012		
Assets measured at fair value on a recurring basis								
Available-for-sale financial assets								
Equity securities	**10**	**-**	**-**	**10**	39	-	-	39

Sensitivity analysis

Derivatives
Refer to note 37 in the group financial statements.

Interest rate risk on other financial assets and liabilities (excluding derivatives)
Refer to note 37 in the group financial statements.

32 Capital management

Capital is managed on a group basis only and not on a company basis. Refer to note 38 in the group financial statements.

Figures in millions	2013	2012
	SA Rands	
33 Changes to accounting policies		
Employee benefits		
Total equity as previously reported	**57,837**	53,852
Adjustment to accumulated losses due to the requirements of IAS 19	**(78)**	(38)
Adjustment to actuarial gain due to the requirements of IAS 19	**78**	38
Adjusted total equity	**57,837**	53,852
Total comprehensive income		
Opening balance as reported	**5,549**	7,515
Decrease in profit and loss due to the recognition of interest on net defined benefit obligation instead of expected return on plan assets in terms of IAS 19	**(55)**	(32)
Deferred tax thereon	**15**	11
Decrease in other comprehensive loss due to the decrease in actuarial loss as a result of the recognition of interest on net defined benefit obligation instead of expected return on plan assets in terms of IAS 19	**55**	32
Deferred tax thereon	**(15)**	(11)
Adjusted total comprehensive income	**5,549**	7,515

34 Events subsequent to year end

On 10 February 2014, AngloGold Ashanti announced that it signed a binding agreement to sell the Navachab mine subject to certain conditions (refer to note 20).

PRINCIPAL SUBSIDIARIES AND OPERATING ENTITIES

For the year ended 31 December 2013

Principal subsidiaries are those subsidiaries that hold material contracts and/or act as borrowers and/or guarantors of such material contracts or operating mines.

	Country of incorporation	Shares held		Percentage held	
		2013	2012	2013	2012
Principal subsidiaries					
AngloGold Ashanti Australia Limited	2	**257,462,077**	257,462,077	**100**	100
AngloGold Ashanti Holdings plc	6	**5,105,738,016**	4,778,273,521	**100**	100
AngloGold Ashanti Holdings Finance plc	6	**100**	100	**100**	100
AngloGold Ashanti USA Incorporated	12	**237**	237	**100**	100
		* 500	* 500		
Operating entities [1]					
AngloGold Ashanti Córrego do Sítio Mineração S.A.	3	**4,167,085,000**	4,167,085,000	**100**	100
AngloGold Ashanti (Ghana) Limited [2]	4	**132,419,585**	132,419,585	**100**	100
AngloGold Ashanti (Iduapriem) Limited	4	**66,270**	66,270	**100**	100
AngloGold Australia Limited [3]	2	**257,462,077**	257,462,077	**100**	100
AngloGold Namibia (Pty) Limited [4]	9	**10,000**	10,000	**100**	100
Cerro Vanguardia S.A.	1	**13,875,000**	13,875,000	**92.50**	92.50
AngloGold Ashanti (Colorado) Corp [5]	12	**1,250**	1,250	**100**	100
Geita Gold Mining Limited	11	**123,382,772**	123,382,772	**100**	100
Kibali (Jersey) Limited [6] [7]	7	**2,214**	2,214	**50**	50
Mineração Serra Grande S.A.	3	**1,999,999**	1,999,999	**100**	100
Societé AngloGold Ashanti de Guinée S.A.	5	**3,486,134**	3,486,134	**85**	85
Société des Mines de Morila S.A. [6]	8	**400**	400	**40**	40
Société d'Exploitation des Mines d'Or de Sadiola S.A. [6]	8	**41,000**	41,000	**41**	41
Société d'Exploitation des Mines d'Or de Yatela S.A. [6]	8	**400**	400	**40**	40

* Indicates preference shares

[1]   All the operations in South Africa, namely, Mine Waste Solutions, Great Noligwa, Kopanang, Moab Khotsong, Mponeng and TauTona are all held by the parent company, AngloGold Ashanti Limited.

[2]   Operates the Obuasi mine in Ghana.

[3]   Owner of the Sunrise Dam operation and the Tropicana joint venture in Australia.

[4]   A binding agreement for the sale of the company was signed on 10 February 2014, subject to certain conditions.

[5]   Operates the Cripple Creek & Victor gold mine.

[6]   Represents a joint venture entity.

[7]   Operates the Kibali mine in the Democratic Republic of the Congo.

1	Argentina	7	Jersey
2	Australia	8	Mali
3	Brazil	9	Namibia
4	Ghana	10	South Africa
5	Republic of Guinea	11	Tanzania
6	Isle of Man	12	United States of America

GLOSSARY OF TERMS AND ABBREVIATIONS

Glossary of terms and Non-GAAP metrics

Adjusted gross profit (loss):	Gross profit (loss) excluding unrealised non-hedge derivatives and other commodity contracts.
Adjusted headline earnings (loss):	Headline earnings (loss) excluding unrealised non-hedge derivatives, fair value adjustments on the mandatory convertible bonds and the option component of the convertible bonds, adjustments to other commodity contracts and deferred tax thereon.
All injury frequency rate:	The total number of injuries and fatalities that occurs per million hours worked.
All-in sustaining costs:	During June 2013 the World Gold Council (WGC), an industry body, published a Guidance Note on "all-in sustaining costs" metric, which gold mining companies can use to supplement their overall non-GAAP disclosure. "All-in sustaining costs" is an extension of the existing "cash cost" metric and incorporates all costs related to sustaining production and in particular recognised the sustaining capital expenditure associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with corporate office structures that support these operations, the community and rehabilitation costs attendant with responsible mining and any exploration and evaluation costs associated with sustaining current operations.
	All-in sustaining $/oz is arrived at by dividing the dollar value of the sum of these cost metrics, by the ounces of gold sold.
By-products:	Any products that emanate from the core process of producing gold, including silver, uranium and sulphuric acid.
Capital expenditure:	Total capital expenditure on tangible and intangible assets which includes stay-in-business and project capital.
EBITDA:	Operating profit (loss) before amortisation of tangible and intangible assets, retrenchment costs at the operations, impairment and derecognition of goodwill, tangible and intangible assets, impairment of investments, profit (loss) on disposal and derecognition of assets and investments, gain (loss) on unrealised non-hedge derivatives and other commodity contracts, write-off of stockpile and heap leach inventories to net realisable value plus the share of associates' EBITDA, less profit (loss) from discontinued operations.
Effective tax rate:	Current and deferred taxation as a percentage of profit before taxation.
Equity:	Total equity plus the mandatory convertible bonds. Where average equity is referred to, this is calculated by averaging the figures at the beginning and the end of the financial year.
Gain (loss) on non-hedge derivatives and other commodity contracts:	Fair value changes on derivatives that are neither designated as meeting the normal sale exemption under IAS 39, nor designated as cash flow hedges and other commodity contracts.
Gold produced:	Refined gold in a saleable form derived from the mining process.

Net debt:	Borrowings (excluding the Turbine Square Two (Proprietary) Limited lease and the mandatory convertible bonds; adjusted for the unamortised portion of the convertible and rated bonds; and the fair value adjustment on the $1.25bn bond) less cash.
Net capital employed:	Total equity adjusted for other comprehensive income, actuarial gain (loss) and deferred taxation plus interest-bearing borrowings, less cash and cash equivalents and adjusted for capital expenditure incurred on assets not yet in production. Where average net capital employed is referred to, this is the average of the figures at the beginning and the end of the financial year.
Net operating assets:	Tangible assets, current and non-current portion of inventories, current and non-current trade and other receivables (excluding recoverable tax, rebates, levies and duties), less current and non-current trade, other payables and deferred income (excluding unearned premiums on normal sale extended contracts).
Operating cash flow:	Net cash inflow from operating activities less stay-in-business capital expenditure.
Productivity:	An expression of labour productivity based on the ratio of ounces of gold produced per month to the total number of employees in mining operations.
Project capital:	Capital expenditure to either bring a new operation into production; to materially increase production capacity; or to materially extend the productive life of an asset.
Region:	Defines the operational management divisions within AngloGold Ashanti Limited, namely South Africa, Continental Africa (Democratic Republic of the Congo, Ghana, Guinea, Mali, Namibia and Tanzania), Australasia (Australia and surrounding areas), and the Americas (Argentina, Brazil and United States of America).
Rehabilitation:	The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws, including but not limited to the South African Department of Mineral Resources, the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.
Return on equity:	Adjusted headline earnings before finance costs on the mandatory convertible bonds and hedge buy-back costs expressed as a percentage of average equity.
Stay-in-business capital:	Capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Ore Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.
Stripping ratio:	The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.
Sustaining capital	Total capital expenditure less any capital expenditure that relates to project capital expenditure and new investment/projects at all of our mines, whether they are in production or development stage.

Total cash costs:	Total cash costs include site costs for all mining, processing and administration, reduced by contributions from by-products and are inclusive of royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded.
	Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.
Weighted average number of ordinary shares:	The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group, and increased by share options that are virtually certain to be exercised.

ABBREVIATIONS

$	United States dollars
A$ or AUD	Australian dollars
ADS	American Depositary Share
ADR	American Depositary Receipt
AIFR	All injury frequency rate
ARS	Argentinean peso
ASX	Australian Securities Exchange
Au	Contained gold
BBSY	Bank bill swap bid rate
BEE	Black Economic Empowerment
BRL	Brazilian real
bn	Billion
C$ or CAD	Canadian dollars
CDI	CHESS Depositary Interests
CHESS	Clearing House Electronic Settlement System
CREST	Central Securities Depositary in the UK and Isle of Man
DMTNP	Domestic medium-term notes programme
FIFR	Fatal injury frequency rate
GHC, cedi or ¢	Ghanaian cedi
GhDS	Ghanaian Depositary Share
GhSE	Ghana Stock Exchange
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
JIBAR	Johannesburg Interbank Agreed Rate
JSE	JSE Limited
King Code	South African King Code on Corporate Governance, 2009 (King III)
LSE	London Stock Exchange
LIBOR	London Interbank Offer Rate
M or m	Metre or million, depending on the context
Moz	Million ounces
N$ or NAD	Namibian dollars
NYSE	New York Stock Exchange
oz	Ounces (troy)
R, ZAR or Rand	South African rands
SEC	United States Securities and Exchange Commission
STRATE	South Africa's Central Securities Depositary
The Companies Act	The South African Companies Act, No. 71 of 2008, as amended
t	Tons (short) or tonnes (metric)
US/USA/United States	United States of America

SHAREHOLDERS' INFORMATION

Shareholders at 31 December 2013

According to information available to the directors, the following are the only shareholders whose holdings, directly or indirectly, are in excess of 5% of the ordinary issued share capital of the company:

	Ordinary shares held			
	31 December 2013		**31 December 2012**	
	Number	**%**	**Number**	**%**
The Bank of New York Mellon [1]	185,581,840	46.09	153,711,993	40.10
Investec Asset Management Pty Limited (South Africa)	35,614,617	8.85	20,108,121	5.25
First Eagle Investment Management LLC	33,159,762	8.24		
Paulson & Co., Inc	31,424,135	7.80	28,607,495	7.46
Public Investment Corp. of South Africa	30,166,288	7.49	20,050,361	5.23
Van Eck Global	21,842,177	5.42		

[1] Shares held through various custodians in respect of ADSs issued by the Bank, as AngloGold Ashanti's ADS custodian.

Top 20 shareholders

The 20 largest holders of the ordinary share capital of the company as at 31 December 2013 were:

	Name of Shareholder	Number of shares held	% of Ordinary Shares
1.	Investec Asset Management (Pty) Limited (South Africa)	35,614,617	8.85
2.	First Eagle Investment Management LLC	33,159,762	8.24
3.	Paulson & Co., Inc.	31,424,135	7.80
4.	Public Investment Corp. of South Africa	30,166,288	7.49
5.	Van Eck Global	21,842,177	5.42
6.	Allan Gray Unit Trust Management Limited	13,498,548	3.35
7.	Franklin Advisors, Inc.	11,137,203	2.77
8.	NWQ Investment Management Co. LLC	10,845,544	2.69
9.	The Vanguard Group, Inc.	10,686,432	2.65
10.	BlackRock Fund Advisors	9,529,303	2.37
11.	Government of Singapore Investment Corp. Pte Limited	9,243,139	2.30
12.	First State Investment Management (UK) Limited	8,139,776	2.02
13.	Dimensional Fund Advisors, Inc.	8,041,187	2.00
14.	Old Mutual Investment Group South Africa (Pty) Limited	6,847,082	1.70
15.	Government of Ghana	6,373,650	1.58
16.	DuPont Capital Management Corp.	5,850,981	1.45
17.	Oasis Asset Management Limited	5,833,753	1.45
18.	Wells Capital Management, Inc.	4,288,911	1.07
19.	Fidelity Management & Research Co.	4,081,738	1.01
20.	Barclays Capital Securities Ltd Prime Brokerage Account	3,890,101	0.97

The above list of shareholders does not necessarily reflect the beneficial shareholders.

Analysis of ordinary shareholdings as at 31 December 2013

			Number of shareholders	% of total shareholders	Number of shares issued	% of shares issued
1	–	100	6,442	43.46	247,024	0.06
101	–	500	5,241	35.36	1,200,286	0.30
501	–	1,000	1,079	7.28	807,908	0.20
1,001	–	5,000	1,098	7.41	2,384,532	0.59
5,001	–	10,000	239	1.61	1,712,514	0.43
10,001	–	100,000	487	3.28	16,686,912	4.14
Over 100,000			237	1.60	379,589,230	94.28
Total			**14,823**	**100.00**	**402,628,406**	**100.00**

SHAREHOLDER SPREAD AT 31 DECEMBER 2013

Pursuant to the Listings Requirements of the JSE, with the best knowledge of the directors and after reasonable enquiry, the spread of shareholders was as follows:

Class	Number of shares	% of shares issued	Number of holders	% of shareholders
Ordinary shares				
Non-public shareholders:				
– Directors and Prescribed Officers	130,653	0.03	12	0.08
– Strategic holdings (Government of Ghana)	6,373,650	1.58	1	0.01
Public shareholders	396,124,103	98.39	14,810	99.91
Total	**402,628,406**	**100.00**	**14,823**	**100.00**

A redeemable preference shares
B redeemable preference shares

} All redeemable preference shares are held by a wholly-owned subsidiary company.

STOCK EXCHANGE LISTINGS AT 31 DECEMBER 2013

The primary listing of the company's ordinary shares is on the Johannesburg Stock Exchange (JSE). Its ordinary shares are also listed on stock exchanges in London and Ghana, as well as being quoted in New York in the form of American Depositary Shares (ADSs), in Australia, in the form of CHESS [(1)] Depositary Interests (CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs). To facilitate trading on the London Stock Exchange and settlement in CREST, AngloGold Ashanti has established a Depositary Interest (DI) to enable shareholders to convert their ordinary shares into dematerialised DIs on a one-for-one basis.

[(1)] *Clearing House Electronic Subregister System.*

Stock exchange information at 31 December

		2013	2012	2011	2010	2009
JSE (Share code: ANG)						
Rands per share:						
Market price	– high	265.00	365.00	391.82	366.31	369.00
	– low	114.01	251.99	273.33	266.40	232.06
	– year end	115.45	262.34	343.40	326.90	306.29
Shares traded	– 000	421,884	338,986	323,893	270,652	376,590
London Stock Exchange (Share code: AGD)						
Pounds per share:						
Market price	– high	20.40	28.98	30.17	32.32	28.53
	– low	6.90	18.06	25.11	23.15	16.64
	– year end	8.25	19.75	29.36	31.79	27.06
Shares traded	– 000	1,032	256	646	2,359	643
Ghana Stock Exchange (Share code: AGA)						
Ghana Cedis per share:						
Market price	– high	37.00	37.00	34.00	34.00	30.00
	– low	37.00	34.00	34.00	30.00	30.00
	– year end	37.00	37.00	34.00	34.00	30.00
Shares traded	– 000	103	600	17	9	118
New York Stock Exchange (Share code: AU)						
US dollars per ADS:						
Market price	– high	31.88	47.17	51.69	52.86	47.52
	– low	11.14	29.51	38.97	34.11	27.88
	– year end	11.72	31.37	42.45	49.23	40.18
ADSs traded	– 000	799,353	476,505	496,614	504,186	706,541
Each ADS is equal to one ordinary share						
Australian Securities Exchange (Share code: AGG)						
Australian dollars per CDI:						
Market price	– high	6.02	8.65	9.69	10.50	11.50
	– low	2.49	5.63	7.00	7.65	6.80
	– year end	2.63	5.91	8.05	9.84	9.00
CDIs traded	– 000	9,322	3,774	1,848	6,023	6,574
Each CDI is equal to one-fifth of one ordinary share						
Ghana Stock Exchange (Share code: AADS)						
Ghana Cedis per GhDS:						
Market price	– high	0.52	0.53	0.60	0.60	0.35
	– low	0.52	0.50	0.50	0.30	0.30
	– year end	0.52	0.52	0.50	0.60	0.30
GhDSs traded	– 000	218	320	172	921	477
Each GhDS is equal to one-hundredth of one ordinary share						

Shareholders' diary

Financial year-end		31 December
Annual reports 2013	published on or about	2 April 2014
Annual General Meeting	11:00 SA time	14 May 2014
Quarterly reports	Released on:	
– Quarter ending 31 March 2014		14 May 2014
– Quarter ending 30 June 2014		13 August 2014
– Quarter ending 30 September 2014		12 November 2014
– Quarter ending 31 December 2014	Released on or about:	18 February 2015

Dividends

Dividend number	Declared	Last date to trade ordinary shares cum dividend	Payment date to shareholders	Payment date to ADS holders
2014 Q2 Interim – number 118 [1]	11 August 2014	29 August 2014	19 September 2014	29 September 2014
2014 Final Dividend– number 119 [1]	16 February 2015	6 March 2015	27 March 2015	07 April 2015

[1] *Dividends and date of payment are subject to board approval.*

Dividend policy

Dividends are proposed by and approved by the board of directors of AngloGold Ashanti, based on the company's financial performance. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. During the third quarter of 2011, the company changed the timing of dividend payments to quarterly rather than half-yearly. However, in 2014, the Company will revert to half-yearly dividend timetables. In general, AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of future dividends will depend upon the board's ongoing assessment of AngloGold Ashanti's earnings, after providing for long-term growth, cash/debt resources, compliance with the solvency and liquidity requirements of the Companies Act of 2008, as amended, the amount of reserves available for dividend, based on the going-concern assessment, any restrictions placed on AngloGold Ashanti by debt facilities, protection of existing credit rating and other factors.

Withholding tax

On 1 April 2012, the South African government imposed a 15% withholding tax on dividends and other distributions payable to shareholders.

ANNUAL GENERAL MEETING

Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own names in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting to be held on 14 May 2014 in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.

The Companies Act provides that if voting is by a show of hands, any person present and entitled to exercise voting rights has one vote, irrespective of the number of voting rights that person would otherwise be entitled to. If voting is taken by way of poll, any shareholder who is present at the meeting, whether in person or by duly appointed proxy, shall have one vote for every share held. There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy. Holders of E ordinary shares are entitled to vote at meetings, but do not hold the right to veto. Options granted in terms of the share incentive scheme do not carry rights to vote.

CHANGE OF DETAILS

Shareholders are reminded that the onus is on them to keep the company, through their nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders receive dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.

ANNUAL REPORTS

Should you wish to receive a printed copy of AngloGold Ashanti's 2013 annual reports, please request same from the contact persons listed at the end of this report, or from the company's website, or from companysecretary@anglogoldashanti.com, or PO Box 62117, Marshalltown, Johannesburg, 2107.

ADMINISTRATIVE INFORMATION

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:

ISIN:	ZAE000043485
JSE:	ANG
LSE: (Shares)	AGD
LES : (Dis)	AGD
NYSE:	AU
ASX:	AGG
GhSE: (Shares)	AGA
GhSE: (GhDS)	AAD

JSE Sponsor:
UBS (South Africa) (Pty) Ltd

Auditors: Ernst & Young Inc.

Offices

Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone:+27 11 637 6000
Fax:+27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone:+61 8 9425 4602
Fax:+61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone:+233 303 772190
Fax:+233 303 778155

United Kingdom Secretaries
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
Telephone: +44 20 7796 8644
Fax: +44 20 7796 8645
E-mail:jane.kirton@corpserv.co.uk

Directors
Executive
RN Duffy^ (Chief Financial Officer)
S Venkatakrishnan*§ (Chief Executive Officer)

Non-Executive
S M Pityana^ (Chairman)
R Gasant^
Ms N P January-Bardill^
M J Kirkwood*
Prof L W Nkuhlu^
R J Ruston~
TT Mboweni^

* British	^ South African
~ Australian	§ Indian

Officers
Group General Counsel and
Company Secretary: Ms M E Sanz Perez

Investor Relations Contacts
South Africa
Stewart Bailey
Telephone:+27 637 6031
Mobile:+27 81 032 2563
E-mail:sbailey@AngloGoldAshanti.com

Fundisa Mgidi
Telephone:+27 637 6763
Mobile:+27 82 374 8820
E-mail:fmgidi@AngloGoldAshanti.com

United States
Sabrina Brockman
Telephone:+1 212 858 7702
Mobile:+1 646 379 2555
E-mail:sbrockman@AngloGoldAshantiNA.com

General e-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

Company secretarial e-mail
Companysecretary@AngloGoldAshanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: (SA only) 0861 100 950
Fax: +27 11 688 5218
Website : queries@computershare.co.za

United Kingdom
Shares
Jersey
Computershare Investor Services (Jersey) Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone:+44 870 889 3177
Fax:+44 (0) 870 873 5851
Depositary Interests
Computershare Investor Services PLC
The Pavillions
Bridgwater Road
Bristol BS99 6ZY
England
Telephone:+44 (0) 870 702 0000
Fax:+44 (0) 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone:+61 8 9323 2000
Telephone: (Australia only)1300 55 2949
Fax:+61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone:+233 302 229664
Fax:+233 302 229975

ADR Depositary
The Bank of New York Mellon("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA)
or +1 201 680 6578 (outside USA)
E-mail:shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner

Global BuyDIRECT^SM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: April 03, 2014

By: /s/ M E SANZ PEREZ_____

Name: M E Sanz Perez

Title: Group General Counsel and Company Secretary